VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

March 7, 2006

VIA COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 3-2
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Vangold Resources Ltd. (formerly Paccom Ventures Inc.) Reactivation of Submission Under Rule 12g3-2(b) # 82-2891

In accordance with Rule 12g3-2(b), we have enclosed the following information for Vangold Resources Ltd.:

(a) documentation required to be made public pursuant to the laws of British Columbia;

(b) documentation filed or required to be filed with the TSX Venture Exchange ("TSX-V") and

(c) documentation distributed or required to be distributed by Vangold to its shareholders.

Copies of the following documents are attached hereto in accordance with the following table:

A. Documents made public pursuant to the ***Business Corporations Act*** and filed with the Registrar of Companies, 940 Blanshard Street, Victoria, BC, V8W 3E6

1. Corporate Registry;
2. TSX Filings;
3. 2005 AGM;
4. Financial Statements Dec./04-Sept./05;

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

5. News Releases Oct/12/04-March/06/06

B. Annual and Extraordinary Shareholder Meetings

1. Notice, Information Circular, Proxy and President's Report for Annual and Special General Meeting held June 8, 2005;

C. Financial Statements

3. Financial Statements for the year ended December 31, 2004/2003;
4. Interim Financial Statements for the three months ended March 31, 2005/2004;
5. Interim Financial Statements for the six months ended June 30, 2005/2004;
2. Interim Financial Statements for nine months ended September 30, 2005/2004.

D. News Releases

All news releases of the Company are included from October 12, 2004 to the date of this submission.

E. Other Information

1. CUSIP No. 92202C 10 6

3. The Company's shares trade on the TSX Venture Exchange and the OTCBB.

4. The Company's trading symbol is V-VAN.

If you have any questions or concerns please do not hesitate to contact the undersigned.

Yours truly,

VANGOLD RESOURCES LTD.

Per:

JULIE COLONNA
Executive Assistant

Enclosures

Date and Time: September 12, 2005 04:01 PM Pacific Time

COPY

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**September 12, 2005 03:49 PM Pacific Time**
Effective Date and Time of Filing:	**September 13, 2005 12:01 AM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

Delivery Address:
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

Delivery Address:
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

RECEIVED
2006 MAR 10 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

NOTICE OF CHANGE OF ADDRESS

FORM 2 – BC COMPANY
Sections 35 & 36
Business Corporations Act

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Filing Fee for paper filing: $20.00
If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

BC0178889

B NAME OF COMPANY

VANGOLD RESOURCES LTD.

C REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
1730-650 WEST GEORGIA STREET.	BC	V6B 4N9

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
1730-650 WEST GEORGIA STREET	BC	V6B 4N9

D RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
1730-650 WEST GEORGIA STREET	BC	V6B 4N9

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
1730-650 WEST GEORGIA STREET	BC	V6B 4N9

E CERTIFIED CORRECT – I have read this form and found it to be correct.

The Notice of Change of Address takes effect at the beginning of the day (12:01 a.m. Pacific Time) following the date on which this notice is filed with the registrar.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
Dal S. Brynelsen	X [signature]	2005/05/01

NOTICE OF CHANGE OF ADDRESS

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Filing Type: **Notice of Change of Address**

Company Name: **VANGOLD RESOURCES LTD.**

Incorporation Number: **BC0178889**

Filing Fee: **$21.61**

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Registered and Records Office

	Mailing Address	Delivery Address
Registered Office	Suite 1730-650 West Georgia Street Vancouver BC V6B 4N9 CANADA	Suite 1730-650 West Georgia Street Vancouver BC V6B 4N9 CANADA
Records Office	Suite 1730-650 West Georgia Street Vancouver BC V6B 4N9 CANADA	Suite 1730-650 West Georgia Street Vancouver BC V6B 4N9 CANADA

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Notification will be delivered to the following address.

Address
Suite 1730-650 West Georgia Street Vancouver BC V6B 4N9 CANADA

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RECEIVED 2006 MAR 10 P 12:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX venture EXCHANGE

March 30, 2005

Fraser & Company
Barristers & Solicitors
1200 - 999 W. Hastings Street
Vancouver, BC
V6C 2W2

Attention: David Fraser

Dear Sirs\Mesdames:

Re: VANGOLD RESOURCES LTD. (the "Company")
Disposition of South Belt Property – Submission no. 101736

This is to confirm that TSX Venture Exchange has accepted for filing an agreement dated January 10, 2005 between 670178 BC Ltd. (the "Optionee") and the Company. The Company has granted to the Optionee the right to earn up to a 70% interest in the Company's Rossland B.C. mineral claims (the "South Belt Property") by issuing 800,000 shares to the Company and spending $1,850,000 on exploration of the South Belt Property by July 31, 2008.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6542 / FAX: (604) 844-7502 / EMAIL: edwin.cho@tsxventure.com.

Yours truly,

Edwin Cho
Manager
Listed Issuer Services

EC\nl

File: ::ODMA\PCDOCS\DOCP\1457184\1

COPY

TSX venture EXCHANGE

July 26, 2005

Fax: (604) 685-5970

Vangold Resources Ltd.
Suite 880, 609 Granville Street
Vancouver, British Columbia
V7Y 1G5

Attention: Margo Peters

Dear Sirs\Mesdames:

Re: VANGOLD RESOURCES LTD. ("VAN")
Property-Asset Acquisition – Submission No: 105511

This is to confirm that TSX Venture Exchange has accepted for Expedited filing documentation of an Option Agreement dated June 30, 2005 between the Issuer and Rwenzori Copper and Nickel Limited (the "Optionor") whereby the Issuer may acquire a 100% interest in copper cobal prospects (known as the Dungalea West, Rubo and Kabili prospects) located in the southwest extension of the Kilembe Mine belt, western Uganda.

The total consideration payable to the Optionor is US$60,000 in cash payments and the issuance of 150,000 shares of the Issuer in stages payable by July 31, 2007.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\sm

File: ::ODMA\PCDOCS\DOCP\1518069\1

TSX venture EXCHANGE

FORM 4B

PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **VANGOLD RESOURCES LTD.** (the "Issuer").

   Trading Symbol: VAN .

2. Date Price Reservation Form Filed: ______ .

   Date of News Release announcing Private Placement: February 24, 2004 .

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☑ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☑

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: CDN $24, 192 (US $ 18,000)

5. Proposed use of proceeds:

   The proceeds from the private placement will be used for ongoing exploration in Papua New Guinea and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 37,218 Shares .

(iii) Price per security: $0.65 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 18,609 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 18,609 .

(iii) Exercise price of Warrants: Year 1: $0.80 Year 2: N/A

Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: __________ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: __________ .

(ii) Number of Listed Shares to be issued on conversion: __________.

(iii) Expiry/Maturity date: __________ .

(iv) Interest rate: __________.

(v) Conversion terms: __________.

(vi) Default provisions: __________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: __________.

7. Issued and outstanding Listed Shares at the date of the price reservation: 26,316,830

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Robert J. Moriarty 6884 North Kendall Drive, Suite C-301, Miami, Florida USA	(Same)	37,218	62,218	0.24%	N/A
TOTAL		37,218			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Ø

___

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☑
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)
____

(c) Cash ____________________.

(d) Securities ____________________.

(e) Expiry date of any Agent's Option ____________________.

(f) Exercise price of any Agent's Option ____________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☑
If Yes, describe all relevant terms:
____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☑ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☑ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☑ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☑ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☑ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☑ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☑ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☑ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☑ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: 1,600,000.

(ii) For Previous Expedited Private Placements: 31,430.

(iii) For this transaction: 37,218.

Total ((i) + (ii) + (iii)): 1,668,648.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☑ No ☐
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☑ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: March 8, 20004

Locke Goldsmith
Name of Director and/or
Senior Officer

____
Signature

VP Exploration and Director
Official Capacity

RECEIVED
2005 MAR 10 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **Vangold Resources Ltd.** (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: October 1, 2004.

3. Is this filing in relation to:

a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
Yes ☑ No ☐

If Yes, please complete Parts I - III and V of this Form.

b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☑

c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☑

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: USD$27,800 (CDN$35,136)

5. Proposed use of proceeds:

   General working capital.

6. (a) Description of shares to be issued:

(i) Class: Common

(ii) Number: 117,121

(iii) Price per security: $0.30

(b) Description of Warrants to be issued:

(i) Number of Warrants: 58,560

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 58,560

(iii) Exercise price of Warrants: Year 1: $0.35 Year 2: ____________

Tier 1 Only: Year 3: __________ Year 4 ____________ Year 5 ____________

(iv) Expiry date of Warrants: ________________________ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: N/A

(ii) Number of Listed Shares to be issued on conversion: N/A

(iii) Expiry/Maturity date: N/A

(iv) Interest rate: N/A

(v) Conversion terms: N/A

(vi) Default provisions: N/A

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: N/A

7. Issued and outstanding Listed Shares at the date of the price reservation: 28,424,048

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Greg McCoach 19627 East Fair Drive Centennial, CO 80016	Same	41,287	41,287	0.14%	N/A
Robert Moriarty 6884 North Kendall Dr. Suite C-301 Miami, FL 33156	Same	75,834	144,482	0.50%	N/A
TOTAL		**117,121**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.

Yes ☐ No ☐

If No, provide details regarding the relationship to the Issuer:
Name of sales Agent/broker (name, address, beneficial ownership where applicable)

(c) Cash ______.

(d) Securities ______.

(e) Expiry date of any Agent's Option ______.

(f) Exercise price of any Agent's Option ______.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☑ If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☑ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☑ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☑ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):
   Yes ☑ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☑ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☑ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☑ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☑ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☑ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes ☑ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: 20,000 Common Shares ____________.

(ii) For Previous Expedited Private Placements: ____________.

(iii) For this transaction: ____________.

Total ((i) + (ii) + (iii)): ____________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? N/A
   Yes ☐ No ☐

   f Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☑ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

      N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

      N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
      Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: November 2, 2004

Margo Peters
Name of Director and/or Senior Officer

[signature]
Signature

Corporate Secretary
Official Capacity

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: ______________

   Date of News Release announcing Private Placement: December 21, 2004.

RECEIVED 2006 MAR 10 P 12:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ❑ No ❑
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ❑ No ❑

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ❑ No ❑

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,000,000

5. Proposed use of proceeds:

   The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration and development of Vangol's oil and gas projects in Alberta, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 10,000,000 .

(iii) Price per security: $0.20 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 10,000,000 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 10,000,000 .

(iii) Exercise price of Warrants: Year 1: $0.25 Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: One Year from date of distribution .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______ .

(ii) Number of Listed Shares to be issued on conversion: ______ .

(iii) Expiry/Maturity date: ______ .

(iv) Interest rate: ______ .

(v) Conversion terms: ______ .

(vi) Default provisions: ______ .

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______ .

7. Issued and outstanding Listed Shares at the date of the price reservation:

28,541,169

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)
____

(c) Cash ________________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ____________________.

(f) Exercise price of any Agent's Option ____________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☑
If Yes, describe all relevant terms:
____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☐ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☑ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________ .

(ii) For Previous Expedited Private Placements: ______________ .

(iii) For this transaction: ______________________ .

Total ((i) + (ii) + (iii)): ______________________ .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☐ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☐ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

____

____

b) the date on which shareholder approval has or will be obtained for the transaction.

____

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: January 17, 2005

Margo Peters
Name of Director and/or Senior Officer

[signature]
Signature

Corporate Secretary
Official Capacity

RECEIVED
2005 MAR 10 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: ____________________.

   Date of News Release announcing Private Placement: January 28, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
      Yes ☑ No ☐
      If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $500,000.00

5. Proposed use of proceeds:

   The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration and development of Vangold's oil and gas projects in Alberta, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: 2,000,000.

(iii) Price per security: $0.25.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 2,000,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 2,000,000.

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: ____

Tier 1 Only: Year 3: ____ Year 4 ____ Year 5 ____

(iv) Expiry date of Warrants: One Year from date of distribution.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ____.

(ii) Number of Listed Shares to be issued on conversion: ____.

(iii) Expiry/Maturity date: ____.

(iv) Interest rate: ____.

(v) Conversion terms: ____.

(vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ____.

7. Issued and outstanding Listed Shares at the date of the price reservation:

28,541,169

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Firebird Global Master Fund, Ltd. c/o Citco Fund Services (Cayman Islands) Ltd. Regatta Office Park, West Bay Road, P.O. Box 31106 SMB Grand Cayman, Cayman Islands	Same	2,000,000	4,000,000	6.97%	N/A
TOTAL		2,000,000	4,000,000		

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

The Issuer is presently working to close a private placement of 10,000,000 shares @ $0.20 Units for total proceeds of $2,000,000, each Unit consisting of one shares and one share purchase warrant. The Issuer will close the private placement before February 4, 2005.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ❑ No ☑

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ☑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*: **N/A**
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ☑ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☑ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: 20,000.

(ii) For Previous Expedited Private Placements: 117,121.

(iii) For this transaction: 2,000,000.

Total ((i) + (ii) + (iii)): 2,137,121.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☐ No ☑

If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐

If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: February 1, 2005

Margo Peters
Name of Director and/or
Senior Officer

Signature

Corporate Secretary
Official Capacity

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: August 23, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☑
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $250,000

5. Proposed use of proceeds:

   The proceeds of the private placement will be used for the exploration and development of Vangold's oil and gas projects in Alberta, to continue the various work programs in Papua New Guinea, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 1,000,000 .

(iii) Price per security: .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 1,000,000 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,000,000 .

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______ .

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______ .

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,000,000 .

7. Issued and outstanding Listed Shares at the date of the price reservation: 41,947,709

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
All Placees are not know at this time.					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ____.

(d) Securities ____.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☐
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ______________________________.

Total ((i) + (ii) + (iii)): ______________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☐ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☐ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

____

____

b) the date on which shareholder approval has or will be obtained for the transaction.

____

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Aug 26/05

Margo Peters
Name ~~of Director~~ and/or Senior Officer

[signature]
Signature

Corporate Secretary
Official ~~Capacity~~

RECEIVED
2005 MAR 10 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing initial Private Placement: August 23, 2005.

   Date of the news release announcing the amended private placement: October 21, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☐
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,221,257

5. Proposed use of proceeds:

   The proceeds of the private placement will be used for the exploration and development of Vangold's oil and gas projects in Alberta, to continue the various work programs in Papua New Guinea, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 8,525,028 .

(iii) Price per security: .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 8,885,028 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 8,885,028 .

(iii) Exercise price of Warrants: Year 1: $0.35 Year 2: ____________

Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: ____________ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ____________ .

(ii) Number of Listed Shares to be issued on conversion: ____________.

(iii) Expiry/Maturity date: ____________ .

(iv) Interest rate: ____________.

(v) Conversion terms: ____________.

(vi) Default provisions: ____________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 17,050,056 .

7. Issued and outstanding Listed Shares at the date of the (amended) price reservation: 46,007,709

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial

holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
RAB Special Situations(Master) Fund Ltd. RAB Capital Plc 1 Adam St. London, WC2N 6LE United Kingdom	Same	5,200,000	13,778,000	0.250	N/A
1313 Investments Ltd 2084 Western Parkway Vancouver, B.C. V6T 1V5	Same	120,000	365,000	0.007	N/A
Ann McNeil 54 Colchester Bay Winnipeg, MB R3P 1W8	Same	120,000	290,000	0.005	N/A
Anthony Balme P.O. Box 74 Alresford, Hampshire United Kingdom SO24 9YU	Same	120,000	240,000	0.004	N/A
Bernadina Bouchard 59 MinChih Street, 1st Floor Luo Dong Township, Yilan County, Taiwan 265	Same	96,000	242,000	0.004	N/A
Dale Johnson 8123 Stoneridge Drive Coldstream, B.C V1B 2T8	Same	480,000	1,240,000	0.023	N/A
Four Seasons Racket Club (Stanley Mathews) 8 Tannery Lane S0 Weston CT, 06883	Same	39,940	129,840	0.002	N/A
Frank Roberts 2302 – 738 Broughton Street Vancouver, B.C. V6G 3A7	Same	100,000	1,035,000	0.019	N/A
Gavin Roy 7425 Arbutus Street Vancouver, B.C. V6P 5T2	Same	120,000	610,000	0.011	N/A

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
George Drake 1622 W. 15th Street Long Beach, CA 90813	Same	60,000	161,000	0.003	N/A
Greg McCoach 19627 East Fair Drive Centennial, CO 80016	Same	145,968	592,000	0.011	N/A
Ian MacDonald #165-6660 Graybar Road Richmond, BC V6W 1H9	Same	50,000	133,000	0.002	N/A
Inmyong Nahm 565 Sherbourne Street 412 Toronto, Ont. M4X 1W7	Same	20,000	50,000	0.001	N/A
Joe Martin Suite 320, 475 Howe Street Vancouver, B.C. V6C 2B3	Same	20,000	40,000	0.001	N/A
Kevin Tay 208 Signature Close SW. Calgary, AB T3H 2W5	Same	120,000	240,000	0.004	N/A
Maria Tay 208 Signature Close SW. Calgary, AB T3H 2W5	Same	120,000	240,000	0.004	N/A
Kisu Nahm 474396 County Rd.11, RR#7 Orangeville, Ont. L9W 2Z3	Same	20,000	28,000	0.001	N/A
LOM Nominees Limited The LOM Bldg 27 Reid Street Hamilton, HM11 Bermuda	Same	300,000	600,000	0.011	N/A
Loretta Ivory 6263 S. Niagara Way Centennial CO 80111	Same	13,524	85,740	0.002	N/A
Peter Smith Block 4, Lot 1 Whale Pass, AK 99950	Same	139,596	299,192	0.005	N/A
Regan Lazar 6539 – 22nd Ave Edson, AB T7E 1S5	Same	1,200,000	3,700,000	0.067	N/A
Sheila Sorenson 995 Rosamund Rd. Gibons, B.C.	Same	60,000	145,000	0.003	N/A

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Timothy Roberts 797 Garden Road East Qualicum Beach, B.C. V9K 1N2	Same	20,000	68,000	0.001	N/A
Rob Sali 2535 West 1st Ave Vancouver, BC V6K 1G8	Same	200,000	600,000	0.011	P
TOTAL		**8,885,028**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☑ No ☐
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable) Greg McCoach

(c) Cash $3,750 .

(d) Securities ______ .

(e) Expiry date of any Agent's Option ______ .

(f) Exercise price of any Agent's Option ______ .

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ❑ No ❑
If Yes, describe all relevant terms:

______

______

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ❑ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ____.

Total ((i) + (ii) + (iii)): ____.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☑ No ☐

If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☑ No ☐

If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   RAB Special Situations(Master(Fund Ltd.) RAB Capital Plc 1 Adam St. London, WC2N 6LE United Kingdom

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Nov 2/05

Margo Peters
Name of Director and/or Senior Officer

Signature
Corporate Secretary
Official Capacity

RECEIVED
2005 MAR 10 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: August 23, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☐
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐
   (First Tranche only - $175,000)

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $250,000

5. Proposed use of proceeds:

   The proceeds of the private placement will be used for the exploration and development of Vangold's oil and gas projects in Alberta, to continue the various work programs in Papua New Guinea, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 1,000,000 .

(iii) Price per security: .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 1,000,000 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,000,000 .

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: ________

Tier 1 Only: Year 3: ________ Year 4 ________ Year 5 ________

(iv) Expiry date of Warrants: ________ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ________ .

(ii) Number of Listed Shares to be issued on conversion: ________.

(iii) Expiry/Maturity date: ________ .

(iv) Interest rate: ________.

(v) Conversion terms: ________.

(vi) Default provisions: ________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,000,000 .

7. Issued and outstanding Listed Shares at the date of the price reservation: 41,947,709

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
572430 BC Ltd. 650 – 1500 West Georgia Street	Same	40,000	80,000	0.17%	N/A
Robert Sali 2535 West 1st Ave Vancouver, BC V7x 1K8	Same	200,000	500,000	1.11%	N/A
Gavin Roy 7425 Arbutus St. Vancouver, BC V6P 5T2	Same	160,000	320,000	0.71%	N/A
Andrew Burton 2062 Troon Dr. Henderson, NV 8907	Same	300,000	1,600,000	3.55%	N/A
TOTAL		**700,000**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of*

Business and Reverse Take-Overs)?
Yes ❑ No ❑
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: __________________.

(iii) For this transaction: _________________________________.

Total ((i) + (ii) + (iii)): ____________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☑ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

____

____

b) the date on which shareholder approval has or will be obtained for the transaction.

____

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Sept 21/05

Margo Peters
Name of Director and/or
Senior ~~Officer~~

[signature]
Signature

Corporate Secretary
Official Capacity

RECEIVED
2006 MAR 10 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: August 23, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☐
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐
   (Second Tranche only - $75,000)

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $250,000

5. Proposed use of proceeds:

   The proceeds of the private placement will be used for the exploration and development of Vangold's oil and gas projects in Alberta, to continue the various work programs in Papua New Guinea, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: 1,000,000.

(iii) Price per security: .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 1,000,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,000,000.

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: ______

Tier 1 Only: Year 3:______ Year 4______ Year 5______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,000,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 41,947,709

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
ING Bank (Suisse) SA 30, avenue de Frontenex Case Postale 6405 CH – 1211 Geneva	Same	200,000	400,000	0.95%	N/A
John Cerka P.O. Box 252 Whistler, BC VON 1B0	Same	40,000	40,000	0.09%	N/A
Denise Broderick 5356 Sans Souci Road Sechelt, BC	Same	60,000	60,000	0.14%	N/A
TOTAL		**300,000**			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but

will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ❑ No ❑

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☑ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Oct 7/05

Margo Peters
Name of Director and/or
Senior Officer

Signature

Corporate Secretary
~~Official~~ Capacity

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (Issuer").

   Trading Symbol: VAN .

2. Date Price Reservation Form Filed: N/A .

   Date of News Release announcing Private Placement: July 29, 2005 .

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☑
   If Yes, please complete Parts I - III , V and VI of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☑ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $765,000

5. Proposed use of proceeds:

   The proceeds of the private placement will be used for the exploration and development of Vangold's oil and gas projects in Alberta, to continue the various work programs in Papua New Guinea, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 3,060,000 .

(iii) Price per security: $0.25 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 3,060,000 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 3,060,000 .

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______ .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______ .

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______ .

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 6,120,000 .

7. Issued and outstanding Listed Shares at the date of the price reservation: 41,897,709

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Firebird Global Master Fund, Ltd. P.O. Box 847, Grand Cayman Cayman Islands	Same	2,000,000	10,000,000	23.87%	N/A
Spectra Capital Management LLC 595 Madison Ave 37th Floor New York, NY	Same	500,000	1,000,000	2.08%	N/A
Andrew Burton 2062 Troon Dr. Henderson, NV 89074	Same	500,000	1,000,000	2.08%	N/A
Kenneth Eng 10471 No. 5 Rd Richmond, BC V7A 4E6	Same	60,000	120,000	0.25%	N/A
~~Gavin Roy 7425 Arbutus St Vancouver, BC V6P 5T2~~	~~Same~~	~~100,000~~	~~200,000~~	~~0.48%~~	~~N/A~~
TOTAL		3,060,000	12,120,000		

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

____

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ❑ No ☑
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*: N/A
Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ❑ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ____________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ____________________.

Total ((i) + (ii) + (iii)): ____________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

Yes ☑ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

Firebird Global Master Fund, Ltd.

b) the date on which shareholder approval has or will be obtained for the transaction.

N/A

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Aug 25/05

Margo Peters
Name of Director and/or
Senior Officer

[signature]
Signature

Corporate Secretary
Official Capacity

RECEIVED
2005 MAR 10 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Vangold Resources Ltd. (the "Issuer").

   Trading Symbol: VAN.

2. Date Price Reservation Form Filed: ______.

   Date of News Release announcing Private Placement: February 2, 2005.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ❑ No ❑
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Ye s ☑ ❑ No ❑

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ❑ No ❑

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $200,200

5. Proposed use of proceeds:

   The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration and development of Vangold's oil and gas projects in Alberta, and general working capital.

6. (a) Description of shares to be issued:

(i) Class: Common ______.

(ii) Number: 770,000 ______.

(iii) Price per security: $0.26 ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 770,000 ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 770,000 ______.

(iii) Exercise price of Warrants: Year 1: $0.34 Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______.

7. Issued and outstanding Listed Shares at the date of the price reservation: 30,682,721

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Addax Financial Inc., 492 – 1755 Robson Street, Vancouver, BC, V6G 3B7	N/A	39,230	178,460	0.58	
Dale Johnson, 8123 Stoneridge Drive, Coldstream, BC, V1B 2T8	N/A	76,923	253,846	0.82	
Four Season's Racket Club 8 Tannery Lane South Wilton, CT 06883 USA	N/A	26,923	168,846	0.55	
Greg McCoach, 19627 East Fair Drive, Centennial, CO, 80016	N/A	8,100	117,495	0.57	
Paul J. Cafaro, PO Box 1135, North Massapequa, NY, 11758-1920	**Paul Cafaro and Jayne Cafaro JT** PO Box 1135, North Massapequa, NY, 11758-1920	37,600	175,200	0.57	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Margo Peters 103 – 2577 Willow Street Vancouver, BC V5Z 3N8	N/A	4,627	37,254	0.12	I
Marcel Kirouc 122 Easy Street Winnipeg, Manitoba R2N 2Y4	N/A	76,923	192,846	0.63	
Stanley Kutin 817 Montana Drive Gary, Indiana, 60013	N/A	37,698	75,396	0.24	
Hyllos Investment Ltd. Palm Grove House P.O. Box 438 Road Town, Tortola, British Virgin Islands	N/A	384,615	769,230	2.50	
Robin Moriarty P.O. Box 45101, Ocean Park RPO South Surrey, BC V4A 9L1	N/A	77,361	174,720	0.57	
TOTAL		**770,000**	**2,143,293**		

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

(c) Cash ______________.

(d) Securities ______________.

(e) Expiry date of any Agent's Option ______________.

(f) Exercise price of any Agent's Option ______________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☑
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☐ No ☑
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

N/A

b) the date on which shareholder approval has or will be obtained for the transaction.

N/A

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: March 4, 2005

Margo Peters
Name of Director and/or
Senior Officer

Signature

Corporate Secretary
Official Capacity

Notice of Annual and Special General Meeting of Shareholders & Information Circular

VANGOLD

TO BE HELD JUNE 8, 2005

VANGOLD RESOURCES LTD.
PO Box 11622
Suite 1730 – 650 West Georgia
Vancouver, British Columbia
V6B 4N9
Tel: 604-684-1974
Fax: 604-685-5970

www.vangold.ca

PRESIDENT'S REVIEW

Dear Fellow Shareholder:

Last year I reported to you that Vangold would continue to explore its advanced stage projects in mineral-rich Papua New Guinea while generating revenues from oil and gas ventures. We have definitely accomplished that goal. On the oil and gas side, here is what we have accomplished:

Killam Oil Field Project, Alberta – Vangold has earned a 26.25% interest in this project. We have successfully drilled and completed a horizontal well and oil production commenced on January 7, 2005, choked back to 115 bopd. With the proceeds from three private placements in the first quarter of 2005, we plan to carry out a $1.2 M work program at Killam. Together with our partner we have acquired five miles of 2-D seismic which will be followed by a 3-D seismic acquisition. When we have these results a multi-well horizontal development drill program is planned for the summer of 2005.

Antelope Lake Gas Project, Alberta – Vangold's interest in this project is 25% before pay out ("BPO") and 15% after payout ("APO"). We are participating in a two well exploratory program with an option to participate in a third well which is to be drilled in the summer of 2005. To date two wells have been drilled with each having two zones of excellent gas pay respectively. The third well is to be drilled in summer of 2005.

Chigwell Gas Project, Alberta – Vangold has participated for 11.25% BPO and 6.5% APO in this multiple zone prospect. The formation of primary interest is the Leduc Pinnacle Reef. A 3D seismic survey has indicated that the reef may be 30m high and could extend in excess of 300 acres. The well was drilled and cased for several productive zones. Well log evaluation and completion programs are currently being evaluated and the completion of one or more zones. In mid-May eight potentially productive zones will be evaluated.

Rocky Mountain House Gas Project, Alberta – Vangold is earning a 21% interest to participate in the drilling, completing and equipping of a high impact natural gas well located in the liquids-rich Deep Basin of the Alberta Foothills. This region contains some of the most prolific multi-zone gas wells in North America as well as some of the largest accumulations of oil and gas reserves. The test well will be 3,700m deep and will cost $3 - $3.2 million to drill which is expected by September, 2005. It is anticipated that the well will produce 5-25 M cubic feet per day. The property can accommodate two to five wells and has the potential for 50 – 100 bcf of gas.

Henry Dome Gas Prospect, Texas – Through its subsidiary, Corning Energy, Inc., Vangold has participated to earn a 10% interest. Located in the central McMullen County near Tilden, Texas, the property consists of 947 acres within the Henry Dome Field and includes two currently producing Edwards' wells. Both are excellent re-entry candidates for horizontal laterals. Ultimate recoveries from horizontal wells in this field could be considerably higher than the current vertical wells, as high as 2 to 6 BCF per well. Initial daily production rates could be in excess of 2 MMCF per well.

East Corning, California - Over the past year production has dropped to approximately 1.5 mcf per day. However, we have significantly increased our land position as well as completed a 3D seismic survey over that ground. We expect new drilling to commence early in the third quarter of 2005.

The investments will generate the revenue necessary to support the exploration of our projects in Papua New Guinea. This past year, we continued with our plan for exploration of the properties. Unfortunately, due to his many other commitments, Mr. Peter McNeil resigned as a director of Vangold. However, Dr. David Lindley our lead geologist on our projects in PNG, was appointed VP Exploration – Papua New Guinea. Dr. Lindley Has extensive knowledge of the geology, mineralization, government and indigenous cultures of Papua New Guinea. The highlights of our activities in PNG are as follows:

Mt. Penck – The initial inferred resource at the Kavola East prospect is 1,500,000 tonnes at 2.9 g/t gold for 140,000 ozs of contained gold. The new resource at Kavola East is expected to increase in size with further exploration drilling later in 2005. We have gone to the expense of building a new diamond drill rig which we expect will be on site by this summer This will greatly reduce our drilling costs and allow us to drill continually through the third and fourth quarter on 2005. We believe that the Mt. Penck discovery could result in a significant gold deposit.

Mt. Allemata - Preliminary assessment of the recent mapping and trench sampling program on the Ulo Ulo Prospect at Allemata, integrated with previously announced results, had defined two parallel structural zones, each of which contains extensive gold mineralization with numerous narrow high-grade gold lodes (1 to 100 g/t gold) plus inter-vein lower grade material (0.1 to 1g/t gold). These east-west trending zones have each, to date, been defined over strike lengths of up to 400m and widths of approximately 100m. We have recently completed the construction of a permanent field camp on the property. Drilling will commence June 2005.

Bismarck – A hand trenching program at Bismarck returned wide intervals of gold mineralization such as 112m @ 0.46g/t gold with narrower higher grade intervals such as 4m @ 2.10 g/t gold, 4m @ 1.26 g/t gold and 16m @ 1.14 g/t gold. In addition rock samples collected from creek drainages contained up to 13.85 g/t gold.

Yup River - There are at least 10 separate and defined areas of gold mineralization with the property. The property was not targeted for field evaluation in 2004. However, an assessment program commenced in February should lead to drilling targets later in 2005.

Fergusson and Mt. Nakru - Field work has progressed on these properties during the third quarter of 2004 and first quarter of 2005. We will be reporting on the planned exploration programs in due course.

Feni Islands - Encouraging results were obtained by our $1.3M drill program in 2004. We plan to continue with exploration on this significant gold prospect during the third and fourth quarter of 2005. We have also planned a drill program commencing in 2006.

These combined activities have put Vangold in the unique position of having two distinct divisions. Oil and gas and mineral resource. In addition to the above programs, we are aggressively pursuing international acquisitions in both oil and gas and in base metals and precious minerals. We hope to report shortly on new exiting acquisitions in both areas. As we progress, we will consider the possibility of creating a new public subsidiary dedicated to our oil and gas activities that will be directly owned by the Vangold shareholders.

Thanks to all our shareholders for your strong support over the past year. I would also like to thank the dedicated staff and directors of Vangold for their efforts in making 2004 a year of significant achievement for Vangold. Be assured of our continuing commitment to Vangold throughout 2005 and well into the future.

Sincerely

"Dal Brynelsen"

Dal Brynelsen
President & C.E.O.

VANGOLD RESOURCES LTD.
PO Box 11622, 1730 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. ("Company") will be held at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Wednesday, June 8, 2005, at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2004, together with the Report of the Auditors thereon, copies of which accompany this Notice;
2. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;
3. To set the number of Directors of the Company at five.
4. To elect Directors of the Company for the forthcoming year;
5. To consider and if deemed advisable, approve the actions, deeds and conduct of the Directors of the Company, on behalf of the Company, since the date of the last annual and special general meeting of the Company;
6. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution adopting the Stock Option Plan as amended pursuant to which up to 7,000,000 Common Shares of the Company may be issued and authorizing the Directors of the Company to implement the amended Stock Option Plan;
7. To consider, and if deemed advisable, approve by way of disinterested shareholder approval, a resolution to approve repricing of certain stock options; and
8. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 6, 2005 are entitled to receive notice of the Meeting and, except as noted in the attached Management Information Circular, to vote at the Meeting. Only Shareholders of record at the close of business on May 6, 2005 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting. To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used. You may also vote using the telephone is you reside in Canada or the United States. The instructions are provided on the enclosed Proxy.

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 6th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

INFORMATION CIRCULAR
Dated: May 6, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Vangold Resources Ltd. (the "Company") for use at the Annual General Meeting of the shareholders (the "Shareholders") of the Company to be held on Wednesday, June 8, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the office of the Company at Suite 1730 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, or with the Company's registrar and transfer agent, Computershare Trust Company, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as **"Beneficial Shareholders"**) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 6, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of

business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 6, 2005 there were 41,872,709 shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no persons beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as of May 6, 2005.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2004, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon, and the related management discussion and analysis are being mailed to Shareholders of record with this information circular. Copies of the Financial Statements, management discussion, notice of meeting, information circular and proxy will be available from the Company's registrar and transfer agent, Computershare Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or from the Company's office, at the address on the front page of this package.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 6 (six). Management is proposing to decrease the size of the Board to 5 (five) directors and, accordingly, the persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at 5. If this resolution is passed, 5 directors will be elected at the Annual General Meeting.

Although management is nominating 5 (five) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name of Nominee; Current Position with the Company	Occupation, Business or Employment[1]	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
DAL BRYNELSEN Sechelt, BC President, Chief Executive Officer and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	Nov. 6, 1990	1,045,929

Name of Nominee; Current Position with the Company	Occupation, Business or Employment[1]	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
LOCKE GOLDSMITH Vancouver, BC Vice President Exploration, NA and Director	Consulting Geologist	Dec. 11, 2000	707,502
MIKE MUZYLOWSKI Vancouver, BC Director	Mining Executive and Geologist	June 21, 1994	225,000
H. MARTYN FOWLDS Halfmoon Bay, BC Treasurer & CFO and Director	Financial Management Consultant	April 19, 2002	412,000
J. MICHAEL MACKEY Vancouver, BC Director	Business/financial and management consultant	June 20, 2002	Nil

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Based on information that was obtained from insider reports available at www.sedi.com and from the nominees themselves.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 12 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is also a Director and Executive Vice President of Ikona Gear International Inc. (OTCBB: IKGI) where he has worked in business development activities for the past two years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order for more than 30 days issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

Locke Goldsmith, *M.Sc., P. Eng., P.Geo. – Vice President Exploration North America*
Mr. Goldsmith has been an active member of the board of directors of Vangold Resources for five years. As VP Exploration he leads Vangold's geological team. Mr. Goldsmith's professional career started in 1958 as Assistant Geologist for Campbell Red Lake Mines, and Assistant Mine Engineer and/or Geologist for Glen Lake Silver Mines, Agnico Silver Mines, Copper Range Co. and Algoma Steel Corporation. He was Chief Geologist and Exploration Manager for Pan Nevada Inc. and Chief Geologist and Exploration Manager for Horizon Explorations Ltd. (Australia). Mr. Goldsmith is the founder and President of Arctex Engineering Services.

H. Martyn Fowlds – *Treasurer and CFO*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Additional Information

All of the proposed directors are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently Dal Brynelsen, Mike Muzylowski and J. Michael Mackey are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

 (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Dal Brynelsen is a director of International Silver Ridge Resources Inc. which has been subject to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

AUDIT COMMITTEE

As at the date hereof, the members of the audit committee are Dal Brynelsen, J. Michael Mackey and Mike Muzylowski. The Audit Committee Charter is attached hereto as Schedule "A". The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Composition of the Audit Committee

The members of the audit committee are Dal Brynelsen, Mike Muzylowski and J. Michael Mackey. A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financial literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment. In the board's view, Mr. Mackey and Mr. Muzylowski are independent.

Reliance on Certain Exemptions

The Company's auditors have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee may satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a) the pre-approval policies and procedures are detailed as to the particular service;

(b) the audit committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the audit committee's responsibilities to management.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Lancaster & David to the Company to ensure auditor independence. Fees incurred with Lancaster & David for audit and non-audit services in the last two fiscal years for audit fees are outlined the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2003	Fees Paid to Auditor to Year Ended December 31, 2004
Audit Fees(1)	$ 10,500	$ 9,500
Audit-Related Fees (2)	$ Nil	$ Nil
Tax Fees (3)	$ Nil	$ 1,500
All other Fees (4)	$ Nil	$ Nil
Total	$ 10,500	$ 11,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees' include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultation on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the Shareholders of the Company at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on June 26, 2000.

EXECUTIVE COMPENSATION

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

"**Chief Executive Officer**" or "**CEO**" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**Chief Financial Officer**" or "**CFO**" of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers" or **"NEOs"** means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or **"LTIP"** means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right" or **"SAR"** means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

<u>**Summary of Executive Compensation**</u>

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2004. Mr. Dal Brynelsen who has served as the Chief Executive Officer for more than the preceding three years and Mr. H. Martyn Fowlds was appointed as Chief Financial Officer during 2004. The table below sets forth the details of compensation paid by the Company to Messrs. Brynelsen and Fowlds for their services as Named Executive Officers during each of the last three fiscal years.

<u>**Summary Compensation Table**</u>

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARs Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen	2004	120,000	25,000	Nil	800,000	Nil	Nil	Nil
President and	2003	72,500	25,000	Nil	300,000	Nil	Nil	Nil
CEO	2002	30,000	Nil	Nil	Nil	Nil	Nil	Nil

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/SARs Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa-tion ($)
H. Martyn Fowlds Treasurer and CFO	2004	36,000	12,400	Nil	200,000	Nil	Nil	Nil

Long-Term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or officers and, accordingly, no LTIP awards were made to either of Dal Brynelsen or H. Martyn Fowlds in the most recently completed financial year.

Options and SARS

The following options and SARs were granted to the Named Executive Officers during the financial year ended December 31, 2004:

Options/SAR Grants During the Most Recently Completed Financial Year

NAME OF EXECUTIVE OFFICERS	Securities Under Options/Sars Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dal Brynelsen, President and CEO	800,000	28.26%	$0.60[1]	$0.60	June 15, 2007
H. Martyn Fowlds, Treasurer and CFO	200,000	7.06%	$0.60[1]	$0.60	June 15, 2007

(1) Management is seeking to amend this exercise price downward to $0.30 per share. See "Particulars of Matters to be Acted Upon - Amendment to Existing Options" below in this Information Circular.

No share options were exercised by the Named Executive Officers during the financial year ended December 31, 2004. The value of the unexercised in-the-money outstanding options held by Dal S. Brynelsen at the financial year ended December 31, 2004 is $28,000. The value of unexercised in-the-money outstanding options held by Martyn Fowlds is $6,000.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2004, the Company has not entered into employment contracts with any of the Named Executive Officers. There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer's responsibilities following a change of control.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2004, except as set out below herein under the heading "Interest of Informed Persons in Material Transactions - Other informed party transaction". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following Options/SARs were granted to non-executive Directors as a group during the most recently completed financial year.

OPTIONS/SARS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Non-executive Directors as a Group	1,400,000[1]	46.97%	$0.60[2]	$0.60	June 15, 2007

[1] 400,000 of these options expired without exercise upon the resignation of a director in October 2004.

[2] Management is seeking to amend this exercise price downward to $0.30 per share. See "Particulars of Matters to be Acted Upon - Amendment to Existing Options" below in this Information Circular.

No options or SARs were exercised by non-executive directors during the fiscal year ended December 31, 2004 and the value of the in-the-money options held by non-executive directors as a group at December 31, 2004 was .

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company's executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2004, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2004, being the commencement of the Company's most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2004;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors, approval of the stock option plan and the amendment to existing options. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Exercise of Outstanding Share Purchase Warrants

Pursuant to an exercise of warrants on April 2, 2004, Martyn Fowlds purchased 125,000 shares of the Company at a price of $0.30 per share. Pursuant to an exercise of warrants on May 10, 2004, Dal Brynelsen purchased 125,000 shares of the Company at a price of $0.30 per share.

Other informed party transactions

During the financial year ended December 31, 2004, the Company entered into certain transactions with certain directors of the Company, as follows:

1. $145,000 in management and other consulting services was paid or accrued and $72,756 in automobile, travel and promotion expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Dal S. Brynelsen, President and a director of the Company;

2. $38,000 in management and financial consulting services was paid or accrued and $3,465 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Del Mar Management Ltd., a British Columbia company wholly owned by H. Martyn Fowlds, Chief Financial Officer and a director of the Company;

3. $25,000 in oil and gas consulting services was paid or accrued to 1313 Investments Inc., a private British Columbia company wholly owned by J. Michael Mackey;

4. $25,000 in geological consulting services was paid or accrued to Mike Muzylowski, a director of the Company; and

5. $6,300 in geological consulting services was paid or accrued and $4,782 in office and travel expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Locke Goldsmith, Vice President, Exploration and a director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Management is seeking disinterested shareholder approval for an amendment to the Company's Stock Option Plan (the "Plan") the approval of which was obtained at the Company's 2003 Annual Meeting. The Plan was then amended, by way of majority vote of the disinterested shareholders, at the 2004 Annual Meeting, to increase the maximum number of shares reserved under the Plan from 1,808,103 to 5,000,000. The status of these shares allotted for issuance pursuant to the Plan are set out in the following table.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004:

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities issued on exercise of options since inception of the Plan	D Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	4,450,000	$0.26	180,883	369,117
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	
Total	4,450,000	$0.26	180,883	369,117

The TSX Venture Exchange (the "Exchange") has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan which cannot exceed 20% of the issued and outstanding shares of the Company at the time of reservation. As the Company's fixed Plan could result in more than 10% of the issued shares at any time being reserved or allotted for stock option grants, the policies of the Exchange require that any option grants made under the Plan be subject to vesting provisions. Pursuant to the Company's Plan, any options granted there under vest evenly over a period of 18 months with one-sixth vesting (becoming exercisable by the optionee) every three months. In addition to the vesting provisions, the Exchange requires any shares issued on the exercise of options to be restricted from trading for a period of four months from the date of grant of the option. No financial assistance will be provided by the Company to facilitate the purchase of shares pursuant to options granted under the Plan.

As can be seen from the above table, only 369,117 shares remain available for option grants under the Company's Plan as currently constituted. Management of the Company believes that this does not allow sufficient ability to grant incentive options as may be required from time to time during the year. To this end, the Board of Directors has proposed an increase in the number of shares reserved for issuance pursuant to the Plan from 5,000,000 to 7,000,000 common shares providing an additional 2,000,000 shares for administration under the Plan. The Company has obtained approval to the adding of the additional 2,000,000 shares to the Plan from the Exchange, however, such approval is subject to the approval of the shareholders at this Meeting to the increase in the Plan. If the addition of the 2,000,000 shares to the Plan is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 7,000,000 which will represent less than 17.6% of the 41,872,709 issued and

outstanding shares of the Company. Management of the Company recommends that the Shareholders approve the addition of 2,000,000 shares to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that 2,000,000 common shares of the Company be and are hereby allotted and reserved for issuance pursuant to the Company's Stock Option Plan increasing the total number of shares authorized for administration under the Plan, since inception, to 7,000,000 common shares."***

Amendment to Existing Stock Options

On June 15, 2004, the Company granted 2,830,540 incentive stock options to directors, officers, employees and consultants at an exercise price of $0.60 per share, 2,250,000 of these were granted to insiders, of which 400,000 have expired on the resignation of a director in October, 2004. Subsequent to this grant, and due to general market forces, the market price of the Company's shares has declined to approximately $0.30 per share. The Board of Directors of the Company, considering it appropriate in the circumstances, approved the re-pricing of the option exercise price to $0.30 per share. A filing was made with the Exchange and on March 16, 2005, the Exchange granted conditional approval for the re-pricing of the options, subject to the majority approval of the disinterested Shareholders. The Exchange has required, in accordance with its policies, that if the disinterested Shareholders approve the re-pricing, the vesting period under the Plan and the Exchange four month trading restriction will be effective again with respect to these options from the date of such approval. Following is a table showing the stock options and the holders for whom such re-pricing is requested. This list is only of the insiders for whom re-pricing is requested as employee and consultants' options do not require shareholder approval to be re-priced.

Stock Options Granted to Insiders of the Company

Name of Insider	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Suggested Exercise or Base Price ($/Security)	Expiration Date
Dal S. Brynelsen	800,000	$0.60	$0.30	June 15, 2007
H. Martyn Fowlds	200,000	$0.60	$0.30	June 15, 2007
Locke Goldsmith	200,000	$0.60	$0.30	June 15, 2007
Mike Muzylowski	550,000	$0.60	$0.30	June 15, 2007
J. Michael Mackey	250,000	$0.60	$0.30	June 15, 2007
Margo Peters	250,000	$0.60	$0.30	June 15, 2007

Management recommends that the Shareholders approve the amendment to the identified existing insiders' stock options to reduce the exercise price from $0.60 per share to $0.30 per share.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that the amendment of the stock option agreements of existing insiders encompassing grants of a total of 2,250,000 shares as presented to the Meeting by reducing the exercise price there under from $0.60 per share to $0.30 per share be and the same is hereby approved."***

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the

proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements and MD&A at its office at, 1730 -650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

Dated at Vancouver, B.C. this 6th day of May, 2005.

VANGOLD RESORCES LTD.

"Dal S. Brynelsen"

Dal S. Brynelsen
President and Chief Executive Office

Schedule "A"

VANGOLD RESOURCES LTD.
(the "Company"

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services of the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitment and liabilities of the Company. In carrying out this duty the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(d) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(e) the services are brought to the attention of the audit committee and proved, prior to the completion of the audit, by the audit committee and approved, prior to the completion of the audit, by the audit committee or by one of more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(f) the pre-approval policies and procedures are detailed as to the particular service;

(g) the audit committee is informed of each non-audit service; and

(h) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall;

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. **Guidance – Roles & Responsibilities**

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the securities of such systems and application, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understanding their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades it shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability; litigation reserves; and other commitment and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

  (i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actually or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 Other Responsibilities

(a) review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

December 31, 2004 and 2003

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Shareholders of Vangold Resources Ltd.

We have audited the balance sheets of Vangold Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 22, 2005

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

			December 31, 2004	December 31, 2003
	ASSETS			
CURRENT				
	Cash and cash equivalents		**$353,906**	$1,495,731
	Accounts receivable and accrued revenues		**70,865**	77,930
	Prepaid expenses and other		**2,078**	19,114
	Due from related parties		**-**	5,660
			426,849	1,598,435
OIL & GAS PROPERTIES		(note - 3)	**560,123**	167,342
MINERAL PROPERTIES		(note - 4)	**1,484,364**	341,758
PROPERTY & EQUIPMENT			**15,064**	12,343
INVESTMENT		(note – 5)	**809,020**	-
			$3,295,420	$2,119,878
	LIABILITIES			
CURRENT				
	Accounts payable and accrued liabilities		**$37,588**	$54,214
	Payable to joint interest owners		**85,825**	66,896
	Due to related parties		**65,093**	129
			188,506	121,239
ASSET RETIREMENT OBLIGATIONS			**21,354**	21,354
			209,860	142,593
	SHAREHOLDERS' EQUITY			
SHARE CAPITAL		(note - 7)	**15,440,550**	13,468,451
CONTRIBUTED SURPLUS			**1,201,927**	182,362
DEFERRED COMPENSATION		(note - 9)	**(376,278)**	(50,215)
DEFICIT			**(13,180,639)**	(11,623,313)
			3,085,560	1,977,285
			$3,295,420	$2,119,878

Approved on Behalf of the Board:

/s/ *"Dal S. Brynelsen"*
Director: Dal S. Brynelsen

/s/ *"J. Michael Mackey"*
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
YEARS ENDED 31 DECEMBER

		2004	2003
REVENUE			
	Petroleum revenue	**$220,715**	$371,863
	Royalties	**(47,525)**	(77,838)
		173,190	294,025
	Interest earned	**17,858**	3,396
		191,048	297,421
EXPENSES			
	Advertising	**201,170**	40,505
	Consulting fees	**81,835**	32,500
	Depletion &depreciation	**167,697**	364,901
	Interest	-	3,638
	Investor relations	**79,320**	78,314
	Loss on foreign exchange	**16,499**	-
	Management fees	**202,152**	166,000
	Office & general	**26,420**	96,049
	Production costs	**42,573**	110,601
	Professional fees	**132,591**	99,981
	Stock-based compensation	**693,502**	132,147
	Transfer agent & filing fees	**37,098**	40,731
	Travel & accommodation	**55,434**	37,166
	Equity loss from investment (note – 5)	**12,083**	-
		1,748,374	1,202,533
NET LOSS FOR THE YEAR		**(1,557,326)**	(905,112)
DEFICIT, BEGINNING OF YEAR		**(11,623,313)**	(10,718,201)
DEFICIT, END OF YEAR		**($13,180,639)**	($11,623,313)
LOSS PER SHARE			
Basic and Diluted		**($0.06)**	($0.08)
Weighted average number of shares outstanding			
Basic		**26,910,000**	11,811,000
Diluted		**27,037,000**	13,902,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED 31 DECEMBER

	2004	2003
Cash Flows Provided By (Used For)		
Operating Activities		
Net loss for the year	($1,557,326)	($905,112)
Adjust for items not involving cash:		
Depletion & depreciation	167,697	364,901
Stock-based compensation	693,502	132,147
Equity loss from investment	12,083	-
	(684,044)	(408,064)
Net Changes in non-cash working capital items		
Accounts receivable	7,065	(18,061)
Prepaid expenses	17,036	29,235
Due from related parties	5,660	(48,846)
Accounts payable	(16,626)	3,886
Payable to joint interest partners	18,929	(8,816)
Due to related parties	64,964	-
	97,028	(42,602)
	(587,016)	(450,666)
Investing Activities		
Oil & gas properties	(523,172)	(200,553)
Mineral properties exploration	(1,072,606)	(147,567)
Property & equipment	(6,762)	(7,233)
Investment	(485,103)	-
	(2,087,643)	(355,353)
Financing Activities		
Repayment of loan	-	(97,167)
Proceeds from issue of share capital, net of costs	1,532,834	2,401,771
	1,532,834	2,304,604
Increase (Decrease) in Cash	(1,141,825)	1,498,585
Cash & Equivalents, beginning of year	1,495,731	(2,854)
Cash & Equivalents, end of year	$353,906	$1,495,731
Cash and Cash Equivalents		
Cash in Bank	$245,470	$667,335
Short Term Investments	108,436	828,396
	$353,906	$1,495,731
Supplementary Cash Flow Information		
Taxes Paid	$ -	$6,300
Interest Paid	$ -	$3,638

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,180,639 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2004, there was $108,436 in cash equivalents (2003 - $828,396).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papau New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation
The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The cost capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

	December 31, 2004	December 31, 2003
East Corning Property, California, USA		
Carrying costs	**$676,909**	$636,642
less amortization	**(632,956)**	(469,300)
	43,953	$167,342
Culane Energy Alberta, Canada		
Finder's fee	**33,265**	-
Unexpended cash advances	**120,266**	-
Intangible drilling and completion cost	**300,139**	-
Allocated management fee	**12,500**	-
	466,170	-
Gladius Oil & Gas Alberta, Canada		
Cash advance	**50,000**	-
Total Oil & Gas Properties	**$560,123**	$167,342

California, USA

a) The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six test wells located in Tehama County, California known as the East Corning Property. As at December 31, 2004, the Company had earned a 5% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well and an 11.75% working interest (9.75% net revenue interest) in an eighth well.

Alberta, Canada

b) During the year the Company entered into a Farmout Agreement, as amended, with an Alberta based oil & gas company, Culane Energy Corp., to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs of drilling, completing and equipping the first oil well. A finders fee was paid in connection with this property, in the amount of 141,522 common shares.

c) During the year the Company entered into Farmout Agreement with an Alberta based oil & gas company, Gladius Energy Inc., to participate in drilling, completing and equipping a high impact natural gas well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well after paying costs of 35%. The Company paid a non-refundable prospect fee of $50,000 upon execution of the agreement and agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc., providing evidence of the licensing of the test well. A yet to be negotiated finders is payable in connection with this property.

NOTE -4 MINERAL PROPERTIES

	December 31, 2004					December 31, 2003				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679	$17,150	$1	$	$	$17,151
Incurred during the year	6,000	-	-	64,000	70,000	31,500	-	9,028	112,000	152,52
Balance, end of year	54,650	1	9,028	176,000	239,679	48,650	1	9,028	112,000	169,67
Exploration expenditures										
Aircraft charters	-	-	-	69,849	69,849	-	-	-	16,982	16,982
Assays	-	-		29,384	29,384	-	-	-	11,814	11,814
Drilling	-	-	-	534,654	534,654	-	-	-	-	-
Equipment rentals	-	-	-	46,995	46,995	-	-	-	10,629	10,629
Field costs	-	-	-	124,251	124,251	-	-	-	14,104	14,104
Field wages	-	-	-	101,322	101,322	-	-	-	5,786	5,786
Food, travel & lodging	-	-	-	23,514	23,514	7,400	-	-	8,092	15,492
Geological consulting	-	-	-	10,242	10,242	-	4,500	-	38,612	43,112
Geophysics	-	-	-	7,665	7,665	-	-	-	-	-
Legal Fees	12,072	-	-	-	12,072	-	-	-	-	-
Operators fees	-	-	-	102,912	102,912	-	-	-	-	-
Staking & other costs	1,074	2,114	4,233	-	7,421	13,816	6,110	3,460	-	23,365
Tenement costs				2,324	2,324	-	-	-	(2,765)	(2,765)
	13,146	2,114	4,233	1,053,112	1,072,605	21,216	10,610	3,460	103,254	138,54
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080	33,540	-	-	-	33,540
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685	54,756	10,610	3,460	103,254	172,08
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364	$103,406	$10,611	$12,488	$215,254	$341,758

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims. Refer to Note 11(g).

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.
>
> **Stage 4**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest (note – 11(h)).

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment

Cash	$70,000
1,600,000 common shares issued	336,000
	406,000
Deduct 50% of Kanon operating loss	(12,083)
	393,917
Cash advances	415,103
	$809,020

Kanon Resources Ltd. has carried out exploration on five projects, the Company's proportionate share of the expenditures by project are:

	December 31, 2004	December 31, 2003
Bismark Project	$23,120	$-
Mt. Allemata Project	77,878	-
Fergusson Project	20,561	-
Yup River Project	15,576	-
Mt. Penck Project	150,968	-
	$288,103	$-

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company incurred the following amounts to directors: management and consulting fees of $239,300 (2003 -$53,000), deferred mineral property exploration $nil (2003 -$7,437), reimbursement of general and administrative $81,003 (2003-$10,233). At December 31, 2004 $65,093 (2003-$129) was owing to directors. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE – 7 SHARE CAPITAL

Authorized: *Unlimited common shares without par value (2003 –99,987,500 common shares without par value)*

Issued:	SHARES	VALUE
Balance at December 31, 2002	5,723,851	$10,684,829
Issued during the year		
By exercise of share purchase warrants	5,507,000	690,200
By private placement, net of issue cost	7,298,096	1,686,722
By exercise of stock options	103,000	17,500
For acquisition of property	350,000	143,500
By conversion of special warrants	2,457,000	2,457,000
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,488,410
By private placements, net of issue costs	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,264
less cost of financing	-	(50,000)
Balance at December 31, 2004	28,682,721	$15,440,550

The Company completed the following non-brokered private placement during the year ended December 31, 2004;

a) 37,218 units at a price of $0.65 per unit. Each unit consists of one share and one-half non transferable share purchase warrant exercisable for a period of one year at a price of $0.80 per share.. The warrants expired subsequent to December 31, 2004 without exercise.

b) 117,121 units at a price of $0.30 per unit. Each unit consists of one share and a one-half non-transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

At December 31, 2004 the following share purchase warrants are outstanding.

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as at June 15, 2004. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 2.92%; expected volatility 101.7% and weighted average life of 2 years.

As at December 31, 2004, the Company has recognized stock based compensation in the amount of $1,201,927 (2003 $182,362) of which $693,502 (2003 $132,147) has been charged to operations. The balance of $376,278 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	December 31, 2004		December 31, 2003	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**1,765,060**	**$0.21**	393,000	$0.10
Granted	**2,980,540**	**$0.30**	1,415,060	$0.23
Exercised	**(137,883)**	**$0.26**	(43,000)	$0.10
Forfeited/ Cancelled	**(157,717)**	**($0.30)**	-	-
Balance, end of year	**4,450,000**	**$0.26**	1,765,060	$0.21

Stock options outstanding December 31, 2004 (note – 11).

Exercise Price	**Outstanding**	**Expiry Date**
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	150,000	June 15, 2007
$0.40	2,830,540	September 2, 2008
	4,450,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil & gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

	December 31, 2004	December 31, 2003
(Loss) Income from operations		
Canada	**($1,492,653)**	($657,104)
Papua New Guinea	**(12,083)**	-
United States	**(52,590)**	(248,008)
	($1,557,326)	($905,112)
Identifiable Assets		
Canada	**$980,854**	$1,599,070
Papua New Guinea	**2,141,385**	261,536
United States	**173,181**	259,272
	$3,295,420	$2,119,878

NOTE 11 – SUBSEQUENT EVENTS

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18 month vesting period will recommence upon the Company receiving shareholder approval and a four month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly-owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations December 31, 2004

- **Overview**

Management has prepared the following discussion as at April 30, 2005 and is a review of the audited consolidated financial results of Vangold Resources Ltd. (the Company") based on accounting principles generally accepted in Canada. The focus is primarily a comparison of the financial performance for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes as at December 31, 2004. Further information on the Company's public filings may be obtained on SEDAR at www.sedar.com.

- **Forward Looking Statements**

Certain statements contained in the MDA are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements. These risks and uncertainties include:

- Uncertainties as to the availability and the cost of financing;
- Possible delays or changes relative to exploration or development or capital expenditures;
- Risk and uncertainties involving geology of oil and gas;
- The risks associated with the oil and gas industry in exploration, developing and production of oil and gas deposits; and
- Risks involved in carrying on business in foreign jurisdictions.

Forward looking statements are based on the estimates and the opinions of the Company's management at the time the statements are made.

- **Description of Business**

Vangold Resources Ltd. is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea and the United States. Vangold is actively exploring in New Guinea. Vangold is active in oil and gas properties in Alberta and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as through joint ventures and option earn –in agreements. The following is a brief discussion of Vangold's major projects:

- **Feni Islands Gold Project**

The Feni Islands Gold Project ("Feni") has a total of 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Numerous drill intersections such as 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9 m of 2.12 g/t, 15.25 m of 2.56 g/t gold, 10 m of 5.7 g/t gold, 3 m of 10 g/t gold, 162 m of 0.46 g/t gold and 0.15% copper, 18 m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits and is essentially unexplored in terms of drill testing. Vangold is currently reviewing plans for a complete reappraisal of the prospective targets. This work will utilize existing high-quality aeromagnetics with outcrop mapping and a review of historical data.

As at December 31, 2004, $1,053,112 (2003 - $103,254) was expended on the Feni property. For a detailed summary refer to schedule I.

- **Kanon Properties, Papua New Guinea**

During the year Vangold and New Guinea Gold Corporation completed a share purchase agreement for the acquisition of the shares of Kanon Resources Ltd., a private company registered in Papua New Guinea. Vangold and New Guinea Gold Corporation each hold a 50% interest in Kanon Resources Ltd.

Kanon Resources Ltd. holds 100% of five prospecting licenses and 50% of another, all of which are located in Papua New Guinea. Vangold advanced $415,000 to Kanon Resources in 2004 to fund exploration expenses. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget of $1,985,000 of which Vangold's share would be $842,500.

- **Mt. Penck Gold Project**

During the year a 1,000 metre drill program together with bulldozer trenching was carried out on the Kavola East prospect, which covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometre west of the provincial capital and Port Kimbe. The Mt. Penck project is owned 40% Vangold and 60% New Guinea Gold.

The initial inferred resource at the Kavola prospect is 1,500,000 tonnes at 2.9 g/t gold for 140,000 ounces of contained gold. The average "discovery cost" of resources at Mt. Penck is to date, a very low cost of approximately C$4 per ounce of gold. Inferred mineral resource is that part of a mineral resource at which tonnage and grade estimated is the first stage of an ongoing process.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10,305 square metres the total number of trench channel samples within the mineralisation zone was 302. Nominal cut-off grade was 1 g/t gold.

- **Mt. Allemata Project**

The Mt. Allemata property includes 13 named prospects of which to date, Kanon has only conducted exploration on two, Uloula and Mt Haluba. The Mt. Allemata property is located at the eastern end of the New Guinea mainland, 20 kilometres south west of Alotua.

During the year a comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling was carried out, this work completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis. Earlier programs at Mt. Allemata defined high-grade gold in trench such as 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 m wide zone of 1.24 g/t gold including a 50 m wide zone of 4.54 g/t gold.

- **Mt Haluba Project**

The Mt. Haluba prospect includes a series of north east trending anomalous gold in soil zones, which at present are to extend over an area of 2.2 kilometres by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres. Mt. Haluba is a major gold mineralized system mainly unexplored and will be targeted for further exploration initially by excavator trenching to penetrate surface colluviums and obtain samples. Follow-up exploration including excavator trenching, and drilling to define gold resources will commence in the near future.

- **Bismarck Project**

During the year a trenching program was carried out at the Bismark property, which is centered approximately 100 kilometres northeast of the Porgera mine in Papua New Guinea. A 2,000 metre

trenching program was completed to test the Awale property and a further eighteen separate trench 1,000 metre program was completed to test gold soil anomaly. The trenching program at both Bismark and Awale returned wide intervals of gold mineralisation such as 112 m at 0.46 g/t gold with narrower grade intervals such as 4 m at 2.20 g/t gold, 4 m at 1.26 g/t gold, and 16 m at 1.14 g/t gold.

There are numerous other prospects in the Bismark property and they will be assessed during 2005.

- **Yup River Project**

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in North West Papua New Guinea. There are 10 separate and defined areas of gold mineralisation within the property. This property was not targeted for exploration in 2004. An exploration program on this property commenced on February 3, 2005.

Expenditures for the year ended December 31, 2004 by Kanon Resources on behalf of Vangold on the properties are summarized below:

Description	Mt Penck	Mt Allemata	Mt Haluba	Bismark	Yup River	**Total**
Aircraft	$ 8,889	$1,245	$ -	$2,550	$ 487	**$13,171**
Assays	5,229	6,894	5,671	-	-	**17,794**
Consulting	1,120	6,565	4,302	541	895	**13,423**
Drilling	61,989	1,856	-	-	-	**63,845**
Field costs	20,833	26,386	917	2,200	33	**50,369**
Field wages	14,900	19,412	1,174	4,970	5,260	**45,716**
Geophysics	4,410	3,832	3,431	7,198	1,953	**20,824**
Operators fee	12,072	6,554	1,833	2,156	1,370	**23,985**
Travel, other	7,630	3,354	453	3,505	2,005	**16,947**
Tenement	13,896	1,780	2,780	-	3,573	**22,029**
Total	$150,968	$77,878	$20,561	$23,120	$15,576	**288,103**

- **Rossland, British Columbia**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups, North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north and northeast of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. The Company's properties contain numerous old pits, shafts, adits and other workings, which explored and developed numerous gold occurrences. No meaningful exploration work was carried out during the year.

In 2004, the Company entered into an agreement with Teck Cominco Metals and Landore Resources Inc. and acquired 100% interest in three crown- granted claims located in the Trail Creek mining division in British Columbia. Consideration paid for the claims was the issue of 20,000 common shares at a deemed value of $ 6,000. The agreement provides for a 2% net smelter return royalty on future production.

The Company continues to consolidate its core land position at Rossland, B.C., historically Western Canada's second largest gold producing camp. Ongoing compilation of work over the last 100 years leads us to believe that the area has the potential for a significant gold deposit within an 8 kilometres long structure.

Subsequent to December 31, 2004, the Company entered into an option and Joint venture letter agreement to facilitate the exploration of its mining claims in the Rossland District. The Agreement calls for the other party to expend $1,850,000 and issue 800,000 shares installments through July 31, 2008 to earn a 70% interesting the mineral claims.

- **Gallagher Gold Project**

The Company acquired, by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada, know as the Gallagher Gold project. The Company controls a 100% interest in the property (claims are held in trust) which is located 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

- **Oil And Gas Properties**

East Corning

The Company's wholly owned subsidiary, Corning Energy Inc., a Nevada company and its' partners produce from two wells in the East Corning Gas Field. East Corning is located near Red Bluff Tehama County, California. During the year six wells were either abandon or ceased economic production.

- **Operating Results**

Results of the Company's oil and gas operations before depletion and depreciation for the years ended were as follows:

	December 31, 2004		December 31, 2003	
Petroleum revenue	$	227,485	$	371,863
Royalties paid		47,525		77,838
Operating costs		42,573		110,601
Net petroleum income	$	137,387	$	183,434

- **Killam Alberta**

The Company entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in the drilling, casing and equipping of a test well located in the Killam Area, Alberta. The Company earns a 26.25% interest in the test well by contributing 52.5% of the costs of drilling, casing and equipping the test well. Drilling of the well commenced on December 17, 2004 and completed December 28, 2004. Initial oil production has been restricted to 100 to 150 barrels per day. Two additional 600-metre horizontal legs will be added to this well in the fall of 2005.

Geological mapping from existing well control indicates that up to 20 additional well legs will be required to fully develop the pool. A 3-D seismic study is to be carried out in May 2005, which will help in further defining the pools' area extent.

The Company has earned its 26.25% interest in the test well and is "heads up" paying 26.25% of costs of drilling, casing and equipping additional wells within the field.

- **Deep Basin Alberta Foothills**

The Company entered into a Farmout Participation and Agreement with an Alberta based oil and gas company, Gladius Energy Inc. to participate in the drilling, completing and equipping of a high impact natural gas test well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agree to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc. providing evidence of the licensing of the test well.

It is anticipated that the test well will spud in May 2005.

- **Selected Annual Consolidated Financial Information**

The selected annual consolidated financial information presented below should be read in conjunction with the consolidated annual financial statements.

	Year ended December 31,2004	Year ended December 31, 2003	Year ended December 31,2002
Total Revenues	$220,715	$371,863	$132,680
Loss before discontinued operations and extraordinary items	$1,557,326	$905,112	$191,329
(2) Per share basic and diluted	$0.06	$0.08	$0.05
Net Loss:			
(2) Per share basic and diluted	$1,557,326 $0.06	$905,112 $0.08	$191,329 $0.05
Total Assets	$3,295,420	$2,170,093	$474,356
Total long-term liabilities	$21,354	$21,354	$21,354
Cash dividends declared per share	Nil	Nil	Nil

- **Discussion of Financial Results**

Operating revenues for the year ended December 31, 2004 were $220,715, down from $371,863 for the year ended December 31, 2003. This decrease is directly attributable to the decreased production from the East Corning gas field. Total expenses for the year ended December 31, 2004 were $1,784,374 versus $1,202,533 for the same period end December 31, 2003. The net increase of $581,841 reflects the costs associated with a much higher level of corporate activity from the previous year, specifically as it relates to the initial research and the development of investing activities in both the oil and gas and mineral exploration sectors.

For the year ended December 31, 2004 a net loss of $1,557,374 was reported as compared with a net loss of $905,122 for the year ended December 31, 2003 and a basic loss of $0.06 per share compared with $0.08 per share for 2003.

Net proceeds from financing activities during the year ended December 31, 2004, totalled $1,532,834 versus $2,304,604 for 2003. The company is primarily using these funds for oil and gas acquisitions and exploration expenses.

As at December 31, 2004 the Company has cash and cash equivalents of $353,906, accounts receivable of $70,865 prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31, 2003.

- **Expenses**

Total expenses for the year ended December 31, 2004 were $1,557,324 versus $905,112 for year ended December 31, 2003. The increase in expense of $652,212 was due to in stock-based compensation expense, advertising, management fees and consulting fees incurred dur4ing the year.

Stock-based compensation expense resulted in an increase of $561,355 over 2003.

Advertising expense increased by $160,655 over 2003. The Company advertises through well-known media groups both locally and abroad. This form of advertising has indirectly assisted the Company in raising capital through private placements, both in Canada and abroad.

Management fees increased by $36,152 over 2003, fees payable to related parties increased by $186,300 over 2003. These increases were approved by the board of directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains outside consultants to maintain its accounting, legal and administrative functions on an ongoing basis and charges these expenses to professional fees. Professional fees increased by $32,611 over 2003. The increase in professional fees reflects the expansion of the Company's business, and the necessity of maintaining more comprehensive corporate and accounting records.

Travel and accommodation increased by $18,268 over 2003 as the Company continues to focus its efforts on expanding European investor awareness of the Company's exploration and oil and gas projects.

Consulting fees increased by $49,335 over 2003 as additional consults were engaged to advise on European investor markets, to advise on oil and gas projects and to carry out reserve studies.

During the year the Company's oil and gas production costs dropped by $68,028 from 2003 due to the decrease in production of the East Corning field.

Management of Vangold foresees the possibility of a continuing increase to its expenses during the coming year as a result of its exploration activities both locally and abroad. These expenses are contingent in the Company's ability to fund these projects through private placement and other forms of financing. In the event the Company does not receive the required funding, management will review all on going expenditures and take appropriate action.

- **Liquidity and Solvency**

As at December 31, 2004 the company had working capital of $238,343 and continues to rely on raising capital through private placements, the exercise of warrants and options to fund its projects

Subsequent to December 31, 2004 the Company received $2,700,200 in proceeds from three private placements.

The Company will raise by equity financing or by farm outs of certain properties. Completions of financing and farm outs are required for the Company to carry out its activities on each of its projects until production and cash flow is established. The Company may also raise capital from time to time by borrowing against existing assets.

Budgeted funding commitments on mineral properties for 2005 totals $842,500 and for the oil and gas projects the budgeted funding commitment totals $1,700,000.

- **Related Party Transaction**

During the year ended December 31, 2004 the Company paid or accrued the following amounts to directors. Management and consulting fees $239,300; reimbursement of general and administrative expenses $81,800. At December 31, 2004, $65,553 was owned to directors. These transactions were in the normal course of the Company's business.

- **Off-Balance Sheet Arrangements**

The Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company except for join exploration arrangements as disclosed elsewhere in this management's discussion and analysis.

- **Results of Operations Fourth Quarter**

Operating revenues from the East Corning Field for the three months ended December 31, 2004 were $32.566 down $61,283 for the same period last year. Total expenses for the three months ended December 31, 2004 were $ 871,611 versus $698,935 for the same period in 2003. This increase reflects the cost associated with the current period charge for stock –based compensation and the higher level of corporate activity related to developing investing activities in both the oil and gas and mineral exploration sectors.

For the three months ended December 31, 2004 a net loss of $ 758,619 was reported as compared with a net loss of $621,039 for the same period in 2003 and a basic loss of $0.04 per share, compared with $0.05 per share for the same period in 2003.

Net proceeds from financing activities during the three months ended December 31. 2004 totaled $55,389 versus $1,432,172 for the same period in 2003.

As at December 31, 2004 the Company has cash and cash equivalents of $ 353,906, accounts receivable of $70,865, prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $ 65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31,2003.

- **Expenses**

Total expenses for the three months ended December 31, 2004 were $871,611 versus $698,935 for the same period in 2003. The significant increase in expense was due to the recording of $619,958 of stock-based compensation during the period.

Advertising and travel expense of $78,956 were incurred during the period. The Company advertises through well know media groups, both locally and abroad. This form of advertising has indirectly assisted the company in raising capital through private placements, both in Canada and abroad.

Management fees of $70,152 during the period. These fees were approved by the Board of Directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains consultants to maintain its accounting, legal and administrative functions on an ongoing basis. Professional fees of $32,255 were incurred in the period for these services.

Consulting fees of $ 34,235 were incurred during the period, these fees relate to consulting related to oil and gas investments, reserve reports and advise on the European investor market

- **Financial Instruments**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to joint interest owners and due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

The Company is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Selected Quarterly Financial Information**

The table below present selected unaudited quarterly consolidated financial information relating to the Company for 2004, 2003 and 2002.

	4th Quarter ended December 31, 2004	3rd Quarter ended September 30, 2004	2nd Quarter ended June 30, 2004	1st Quarter ended March 31, 2004
Revenue	$49,781	$42,091	$46,658	$88,955
Loss for the quarter	($758,619)	($244,371)	($270,477)	($253,857)
Loss per share	($0.04)	($0.03)	($0.02)	($0.03)
	4th Quarter December 31, 2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003	1st Quarter March 31, 2003
Revenue	$93,909	$90,487	$132,407	$55,060
Loss for the quarter	($621,039)	($170,522)	($52,696)	($60,825)
Loss per share	($0.05)	($0.01)	($0.01)	($0.01)
	4th Quarter December 31, 2002	3rd Quarter September 30, 2002	2nd Quarter June 30, 2002	1st Quarter March 31, 2002
Revenue	$93,391	$38,042	$1,247	Nil
Loss for the quarter	($131,386)	($9,244)	($29,498)	($21,201)
Loss per share	($0.03)	($0.002)	($0.001)	($0.001)

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. The amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

- **Summary of Securities as at December 31, 2004**

Authorized Capital
Unlimited common shares without par value

Issued and outstanding	**Number of Shares**	**Amount**
Balance as at December 31, 2004	28,682,721	$15,440,550

- **Securities Issued during the year ended December 31, 2004**

Date of Issue (2004)	Type of Security (shares)	Type of issue	Number	Price	Consideration	Proceed
January 22	Common shares	Warrant	200,000	$0.26	$52,000	$52,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 22	Common shares	Warrant	200,000	$0.30	60,000	60,000
January23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	250,000	$0.30	75,000	75,000

January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 29	Common shares	Warrant	300,000	$0.30	90,000	90,000
January 29	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 30	Common shares	Warrant	100,000	$0.30	30,000	30,000
February 4	Common shares	Warrant	350,000	$0.30	105,000	105,000
February 13	Common shares	Warrant	250,000	$0.30	75,000	75,000
February 13	Common shares	Kanon(property)	1,600,000	$0.21	336,000	
February 27	Common shares	Option	23,900	$0.40	9,560	9,560
February 27	Common shares	Option	3,983	$0.40	1,593	1,593
March 4	Common shares	Warrant	20,000	$0.26	5,200	5,200
March 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
March 16	Common shares	Private plcmt.	37,218	$0.65	24,192	24,192
March 19	Common shares	Warrant	100,000	$030	30,000	30,000
March 22	Common shares	Warrant	100,000	$0.30	30,000	30,000
April 2	Common shares	Warrants	125,000	$0.30	37,500	37,500
April 15	Common shares	Warrants	200,000	$0.30	60,000	60,000
April 23	Common shares	Warrants	150,000	$0.30	45,000	45,000
April 26	Common shares	Option	20,000	$.022	4,400	4,400
May 7	Common shares	Warrants	200,000	$0.30	60,000	60,000
May 10	Common shares	Warrants	125,000	$0/30	37,500	37,500
June 30	Common shares	Feni property	200,000	$0.32	64,000	
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 14	Common shares	Warrant	275,000	$0.30	68,750	68,750
July 14	Common shares	Warrant	75,000'	$0.30	18,750	18,750
September 2	Common shares	Option	90,000	$0.22	19,800	19,800
September 15	Common shares	Warrant	70,000	$0.26	18,200	18,200
September 30'	Common shares	Property	20,000	$0.30	6,000	
September 30	Common shares	Option	41,287	$030	12,386	12,386
September 30	Common shares	Option	75,834	$0.30	22,750	22,750
December 29	Common shares	Finders fee	141,552	$0.25	35,338	

- **Share Warrants outstanding December 31, 2004**

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

- **Stock Options outstanding December 31, 2004**

Number of common shares	Exercise price	Date of Expiry
350,000	$0.10	May 9, 2006
1,119,460	$0.22	April 7, 2008
150,000	$0.30	June 15,2007
2830,540	$0.40	September 2, 2007

At April 30, 2005, the Company had 41,759,792 common shares outstanding, warrants to purchase 13,903,631 common shares and 3,660.883 stock options.

- **Directors and Officers as at April 30, 2005**

Directors
Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers
Dal Brynelsen, President and CEO
H.Martyn Fowlds, V-P and Chief Financial Officer
Margo Peters, Secretary

- **Subsequent events**

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18-month vesting period will recommence upon the Company receiving shareholder approval and a four-month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly-owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Mineral Properties – schedule 1

	December 31, 2004 North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	December 31, 2003 North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679	$17,150	$1	$	$	$17,151
Incurred during the year	6,000	-	-	64,000	70,000	31,500	-	9,028	112,000	152,528
Balance, end of year	54,650	1	9,028	176,000	239,679	48,650	1	9,028	112,000	169,679
Exploration expenditures										
Aircraft charters	-	-	-	69,849	69,849	-	-	-	16,982	16,982
Assays	-	-		29,384	29,384	-	-	-	11,814	11,814
Drilling	-	-	-	534,654	534,654	-	-	-	-	-
Equipment rentals	-	-	-	46,995	46,995	-	-	-	10,629	10,629
Field costs	-	-	-	124,251	124,251	-	-	-	14,104	14,104
Field wages	-	-	-	101,322	101,322	-	-	-	5,786	5,786
Food, travel & lodging	-	-	-	23,514	23,514	7,400	-	-	8,092	15,492
Geological consulting	-	-	-	10,242	10,242	-	4,500	-	38,612	43,112
Geophysics	-	-	-	7,665	7,665	-	-	-	-	-
Legal Fees	12,072	-	-	-	12,072	-	-	-	-	-
Operators fees	-	-	-	102,912	102,912	-	-	-	-	-
Staking & other costs	1,074	2,114	4,233	-	7,421	13,816	6,110	3,460	-	23,365
Tenement costs				2,324	2,324	-	-	-	(2,765)	(2,765)
	13,146	2,114	4,233	1,053,112	1,072,605	21,216	10,610	3,460	103,254	138,540
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080	33,540	-	-	-	33,540
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685	54,756	10,610	3,460	103,254	172,080
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364	$103,406	$10,611	$12,488	$215,254	$341,758

Notice of Annual and Special General Meeting of Shareholders & Information Circular

VANGOLD

TO BE HELD JUNE 8, 2005

VANGOLD RESOURCES LTD.
PO Box 11622
Suite 1730 – 650 West Georgia
Vancouver, British Columbia
V6B 4N9
Tel: 604-684-1974
Fax: 604-685-5970

www.vangold.ca

PRESIDENT'S REVIEW

Dear Fellow Shareholder:

Last year I reported to you that Vangold would continue to explore its advanced stage projects in mineral-rich Papua New Guinea while generating revenues from oil and gas ventures. We have definitely accomplished that goal. On the oil and gas side, here is what we have accomplished:

Killam Oil Field Project, Alberta – Vangold has earned a 26.25% interest in this project. We have successfully drilled and completed a horizontal well and oil production commenced on January 7, 2005, choked back to 115 bopd. With the proceeds from three private placements in the first quarter of 2005, we plan to carry out a $1.2 M work program at Killam. Together with our partner we have acquired five miles of 2-D seismic which will be followed by a 3-D seismic acquisition. When we have these results a multi-well horizontal development drill program is planned for the summer of 2005.

Antelope Lake Gas Project, Alberta – Vangold's interest in this project is 25% before pay out ("BPO") and 15% after payout ("APO"). We are participating in a two well exploratory program with an option to participate in a third well which is to be drilled in the summer of 2005. To date two wells have been drilled with each having two zones of excellent gas pay respectively. The third well is to be drilled in summer of 2005.

Chigwell Gas Project, Alberta – Vangold has participated for 11.25% BPO and 6.5% APO in this multiple zone prospect. The formation of primary interest is the Leduc [illegible] seismic survey has indicated that the reef may be 30m high and could extend in excess of 300 acres. The well was drilled and cased for several productive zones. Well log evaluation and completion programs are currently being evaluated and the completion of one or more zones. In mid-May eight potentially productive zones will be evaluated.

Rocky Mountain House Gas Project, Alberta – Vangold is earning a 21% interest to participate in the drilling, completing and equipping of a high impact natural gas well located in the liquids-rich Deep Basin of the Alberta Foothills. This region contains some of the most prolific multi-zone gas wells in North America as well as some of the largest accumulations of oil and gas reserves. The test well will be 3,700m deep and will cost $3 - $3.2 million to drill which is expected by September, 2005. It is anticipated that the well will produce 5-25 M cubic feet per day. The property can accommodate two to five wells and has the potential for 50 – 100 bcf of gas.

Henry Dome Gas Prospect, Texas – Through its subsidiary, Corning Energy, Inc., Vangold has participated to earn a 10% interest. Located in the central McMullen County near Tilden, Texas, the property consists of 947 acres within the Henry Dome Field and includes two currently producing Edwards' wells. Both are excellent re-entry candidates for horizontal laterals. Ultimate recoveries from horizontal wells in this field could be considerably higher than the current vertical wells, as high as 2 to 6 BCF per well. Initial daily production rates could be in excess of 2 MMCF per well.

East Corning, California - Over the past year production has dropped to approximately 1.5 mcf per day. However, we have significantly increased our land position as well as completed a 3D seismic survey over that ground. We expect new drilling to commence early in the third quarter of 2005.

The investments will generate the revenue necessary to support the exploration of our projects in Papua New Guinea. This past year, we continued with our plan for exploration of the properties. Unfortunately, due to his many other commitments, Mr. Peter McNeil resigned as a director of Vangold. However, Dr. David Lindley our lead geologist on our projects in PNG, was appointed VP Exploration – Papua New Guinea. Dr. Lindley Has extensive knowledge of the geology, mineralization, government and indigenous cultures of Papua New Guinea. The highlights of our activities in PNG are as follows:

Mt. Penck – The initial inferred resource at the Kavola East prospect is 1,500,000 tonnes at 2.9 g/t gold for 140,000 ozs of contained gold. The new resource at Kavola East is expected to increase in size with further exploration drilling later in 2005. We have gone to the expense of building a new diamond drill rig which we expect will be on site by this summer This will greatly reduce our drilling costs and allow us to drill continually through the third and fourth quarter on 2005. We believe that the Mt. Penck discovery could result in a significant gold deposit.

Mt. Allemata - Preliminary assessment of the recent mapping and trench sampling program on the Ulo Ulo Prospect at Allemata, integrated with previously announced results, had defined two parallel structural zones, each of which contains extensive gold mineralization with numerous narrow high-grade gold lodes (1 to 100 g/t gold) plus inter-vein lower grade material (0.1 to 1g/t gold). These east-west trending zones have each, to date, been defined over strike lengths of up to 400m and widths of approximately 100m. We have recently completed the construction of a permanent field camp on the property. Drilling will commence June 2005.

Bismarck – A hand trenching program at Bismarck returned wide intervals of gold mineralization such as 112m @ 0.46g/t gold with narrower higher grade intervals such as 4m @ 2.10 g/t gold, 4m @ 1.26 g/t gold and 16m @ 1.14 g/t gold. In addition rock samples collected from creek drainages contained up to 13.85 g/t gold.

Yup River - There are at least 10 separate and defined areas of gold mineralization with the property. The property was not targeted for field evaluation in 2004. However, an assessment program commenced in February should lead to drilling targets later in 2005.

Fergusson and Mt. Nakru - Field work has progressed on these properties during the third quarter of 2004 and first quarter of 2005. We will be reporting on the planned exploration programs in due course.

Feni Islands - Encouraging results were obtained by our $1.3M drill program in 2004. We plan to continue with exploration on this significant gold prospect during the third and fourth quarter of 2005. We have also planned a drill program commencing in 2006.

These combined activities have put Vangold in the unique position of having two distinct divisions. Oil and gas and mineral resource. In addition to the above programs, we are aggressively pursuing international acquisitions in both oil and gas and in base metals and precious minerals. We hope to report shortly on new exiting acquisitions in both areas. As we progress, we will consider the possibility of creating a new public subsidiary dedicated to our oil and gas activities that will be directly owned by the Vangold shareholders.

Thanks to all our shareholders for your strong support over the past year. I would also like to thank the dedicated staff and directors of Vangold for their efforts in making 2004 a year of significant achievement for Vangold. Be assured of our continuing commitment to Vangold throughout 2005 and well into the future.

Sincerely

"Dal Brynelsen"

Dal Brynelsen
President & C.E.O.

VANGOLD RESOURCES LTD.
PO Box 11622, 1730 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. ("Company") will be held at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Wednesday, June 8, 2005, at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2004, together with the Report of the Auditors thereon, copies of which accompany this Notice;
2. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;
3. To set the number of Directors of the Company at five.
4. To elect Directors of the Company for the forthcoming year;
5. To consider and if deemed advisable, approve the actions, deeds and conduct of the Directors of the Company, on behalf of the Company, since the date of the last annual and special general meeting of the Company;
6. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution adopting the Stock Option Plan as amended pursuant to which up to 7,000,000 Common Shares of the Company may be issued and authorizing the Directors of the Company to implement the amended Stock Option Plan;
7. To consider, and if deemed advisable, approve by way of disinterested shareholder approval, a resolution to approve repricing of certain stock options; and
8. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 6, 2005 are entitled to receive notice of the Meeting and, except as noted in the attached Management Information Circular, to vote at the Meeting. Only Shareholders of record at the close of business on May 6, 2005 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting. To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used. You may also vote using the telephone is you reside in Canada or the United States. The instructions are provided on the enclosed Proxy.

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 6th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

INFORMATION CIRCULAR
Dated: May 6, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Vangold Resources Ltd. (the "Company") for use at the Annual General Meeting of the shareholders (the "Shareholders") of the Company to be held on Wednesday, June 8, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the office of the Company at Suite 1730 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, or with the Company's registrar and transfer agent, Computershare Trust Company, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 6, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of

business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 6, 2005 there were 41,872,709 shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no persons beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as of May 6, 2005.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2004, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon, and the related management discussion and analysis are being mailed to Shareholders of record with this information circular. Copies of the Financial Statements, management discussion, notice of meeting, information circular and proxy will be available from the Company's registrar and transfer agent, Computershare Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or from the Company's office, at the address on the front page of this package.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 6 (six). Management is proposing to decrease the size of the Board to 5 (five) directors and, accordingly, the persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at 5. If this resolution is passed, 5 directors will be elected at the Annual General Meeting.

Although management is nominating 5 (five) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name of Nominee; Current Position with the Company	Occupation, Business or Employment(1)	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
DAL BRYNELSEN Sechelt, BC President, Chief Executive Officer and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	Nov. 6, 1990	1,045,929

Name of Nominee; Current Position with the Company	Occupation, Business or Employment[1]	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
LOCKE GOLDSMITH Vancouver, BC Vice President Exploration, NA and Director	Consulting Geologist	Dec. 11, 2000	707,502
MIKE MUZYLOWSKI Vancouver, BC Director	Mining Executive and Geologist	June 21, 1994	225,000
H. MARTYN FOWLDS Halfmoon Bay, BC Treasurer & CFO and Director	Financial Management Consultant	April 19, 2002	412,000
J. MICHAEL MACKEY Vancouver, BC Director	Business/financial and management consultant	June 20, 2002	Nil

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Based on information that was obtained from insider reports available at www.sedi.com and from the nominees themselves.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 12 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is also a Director and Executive Vice President of Ikona Gear International Inc. (OTCBB: IKGI) where he has worked in business development activities for the past two years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order for more than 30 days issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

Locke Goldsmith, *M.Sc., P. Eng., P.Geo. – Vice President Exploration North America*
Mr. Goldsmith has been an active member of the board of directors of Vangold Resources for five years. As VP Exploration he leads Vangold's geological team. Mr. Goldsmith's professional career started in 1958 as Assistant Geologist for Campbell Red Lake Mines, and Assistant Mine Engineer and/or Geologist for Glen Lake Silver Mines, Agnico Silver Mines, Copper Range Co. and Algoma Steel Corporation. He was Chief Geologist and Exploration Manager for Pan Nevada Inc. and Chief Geologist and Exploration Manager for Horizon Explorations Ltd. (Australia). Mr. Goldsmith is the founder and President of Arctex Engineering Services.

H. Martyn Fowlds – *Treasurer and CFO*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Additional Information

All of the proposed directors are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently Dal Brynelsen, Mike Muzylowski and J. Michael Mackey are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

  (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Dal Brynelsen is a director of International Silver Ridge Resources Inc. which has been subject to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

AUDIT COMMITTEE

As at the date hereof, the members of the audit committee are Dal Brynelsen, J. Michael Mackey and Mike Muzylowski. The Audit Committee Charter is attached hereto as Schedule "A". The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Composition of the Audit Committee

The members of the audit committee are Dal Brynelsen, Mike Muzylowski and J. Michael Mackey. A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financial literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment. In the board's view, Mr. Mackey and Mr. Muzylowski are independent.

Reliance on Certain Exemptions

The Company's auditors have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee may satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a) the pre-approval policies and procedures are detailed as to the particular service;

(b) the audit committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the audit committee's responsibilities to management.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Lancaster & David to the Company to ensure auditor independence. Fees incurred with Lancaster & David for audit and non-audit services in the last two fiscal years for audit fees are outlined the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2003	Fees Paid to Auditor to Year Ended December 31, 2004
Audit Fees(1)	$ 10,500	$ 9,500
Audit-Related Fees (2)	$ Nil	$ Nil
Tax Fees (3)	$ Nil	$ 1,500
All other Fees (4)	$ Nil	$ Nil
Total	$ 10,500	$ 11,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees' include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultation on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the Shareholders of the Company at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on June 26, 2000.

EXECUTIVE COMPENSATION

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

"Chief Executive Officer" or **"CEO"** of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Chief Financial Officer" or **"CFO"** of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"**Named Executive Officers**" or "**NEOs**" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"**Long Term Incentive Plan**" or "**LTIP**" means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"**Stock Appreciation Right**" or "**SAR**" means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

<u>Summary of Executive Compensation</u>

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2004. Mr. Dal Brynelsen who has served as the Chief Executive Officer for more than the preceding three years and Mr. H. Martyn Fowlds was appointed as Chief Financial Officer during 2004. The table below sets forth the details of compensation paid by the Company to Messrs. Brynelsen and Fowlds for their services as Named Executive Officers during each of the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARs Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dal Brynelsen	2004	120,000	25,000	Nil	800,000	Nil	Nil	Nil
President and	2003	72,500	25,000	Nil	300,000	Nil	Nil	Nil
CEO	2002	30,000	Nil	Nil	Nil	Nil	Nil	Nil

NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)	Long-Term Compensation – Awards: Securities Granted Under Options/ SARs Granted #	Long-Term Compensation – Awards: Restricted Shares or Restricted Share Units ($)	Long-Term Compensation – Payouts: LTIP Payouts ($)	All Other Compensation ($)
H. Martyn Fowlds Treasurer and CFO	2004	36,000	12,400	Nil	200,000	Nil	Nil	Nil

Long-Term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or officers and, accordingly, no LTIP awards were made to either of Dal Brynelsen or H. Martyn Fowlds in the most recently completed financial year.

Options and SARS

The following options and SARs were granted to the Named Executive Officers during the financial year ended December 31, 2004:

Options/SAR Grants During the Most Recently Completed Financial Year

NAME OF EXECUTIVE OFFICERS	Securities Under Options/Sars Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dal Brynelsen, President and CEO	800,000	28.26%	\$0.60[1]	\$0.60	June 15, 2007
H. Martyn Fowlds, Treasurer and CFO	200,000	7.06%	\$0.60[1]	\$0.60	June 15, 2007

(1) Management is seeking to amend this exercise price downward to \$0.30 per share. See "Particulars of Matters to be Acted Upon - Amendment to Existing Options" below in this Information Circular.

No share options were exercised by the Named Executive Officers during the financial year ended December 31, 2004. The value of the unexercised in-the-money outstanding options held by Dal S. Brynelsen at the financial year ended December 31, 2004 is \$28,000. The value of unexercised in-the-money outstanding options held by Martyn Fowlds is \$6,000.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2004, the Company has not entered into employment contracts with any of the Named Executive Officers. There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than \$100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer's responsibilities following a change of control.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2004, except as set out below herein under the heading "Interest of Informed Persons in Material Transactions - Other informed party transaction". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following Options/SARs were granted to non-executive Directors as a group during the most recently completed financial year.

OPTIONS/SARS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Non-executive Directors as a Group	1,400,000[(1)]	46.97%	$0.60[(2)]	$0.60	June 15, 2007

(1) 400,000 of these options expired without exercise upon the resignation of a director in October 2004.

(2) Management is seeking to amend this exercise price downward to $0.30 per share. See "Particulars of Matters to be Acted Upon - Amendment to Existing Options" below in this Information Circular.

No options or SARs were exercised by non-executive directors during the fiscal year ended December 31, 2004 and the value of the in-the-money options held by non-executive directors as a group at December 31, 2004 was .

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company's executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2004, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2004, being the commencement of the Company's most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2004;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors, approval of the stock option plan and the amendment to existing options. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Exercise of Outstanding Share Purchase Warrants

Pursuant to an exercise of warrants on April 2, 2004, Martyn Fowlds purchased 125,000 shares of the Company at a price of $0.30 per share. Pursuant to an exercise of warrants on May 10, 2004, Dal Brynelsen purchased 125,000 shares of the Company at a price of $0.30 per share.

Other informed party transactions

During the financial year ended December 31, 2004, the Company entered into certain transactions with certain directors of the Company, as follows:

1. $145,000 in management and other consulting services was paid or accrued and $72,756 in automobile, travel and promotion expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Dal S. Brynelsen, President and a director of the Company;

2. $38,000 in management and financial consulting services was paid or accrued and $3,465 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Del Mar Management Ltd., a British Columbia company wholly owned by H. Martyn Fowlds, Chief Financial Officer and a director of the Company;

3. $25,000 in oil and gas consulting services was paid or accrued to 1313 Investments Inc., a private British Columbia company wholly owned by J. Michael Mackey;

4. $25,000 in geological consulting services was paid or accrued to Mike Muzylowski, a director of the Company; and

5. $6,300 in geological consulting services was paid or accrued and $4,782 in office and travel expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Locke Goldsmith, Vice President, Exploration and a director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Management is seeking disinterested shareholder approval for an amendment to the Company's Stock Option Plan (the "Plan") the approval of which was obtained at the Company's 2003 Annual Meeting. The Plan was then amended, by way of majority vote of the disinterested shareholders, at the 2004 Annual Meeting, to increase the maximum number of shares reserved under the Plan from 1,808,103 to 5,000,000. The status of these shares allotted for issuance pursuant to the Plan are set out in the following table.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004:

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities issued on exercise of options since inception of the Plan	D Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	4,450,000	$0.26	180,883	369,117
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	
Total	4,450,000	$0.26	180,883	369,117

The TSX Venture Exchange (the "Exchange") has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan which cannot exceed 20% of the issued and outstanding shares of the Company at the time of reservation. As the Company's fixed Plan could result in more than 10% of the issued shares at any time being reserved or allotted for stock option grants, the policies of the Exchange require that any option grants made under the Plan be subject to vesting provisions. Pursuant to the Company's Plan, any options granted there under vest evenly over a period of 18 months with one-sixth vesting (becoming exercisable by the optionee) every three months. In addition to the vesting provisions, the Exchange requires any shares issued on the exercise of options to be restricted from trading for a period of four months from the date of grant of the option. No financial assistance will be provided by the Company to facilitate the purchase of shares pursuant to options granted under the Plan.

As can be seen from the above table, only 369,117 shares remain available for option grants under the Company's Plan as currently constituted. Management of the Company believes that this does not allow sufficient ability to grant incentive options as may be required from time to time during the year. To this end, the Board of Directors has proposed an increase in the number of shares reserved for issuance pursuant to the Plan from 5,000,000 to 7,000,000 common shares providing an additional 2,000,000 shares for administration under the Plan. The Company has obtained approval to the adding of the additional 2,000,000 shares to the Plan from the Exchange, however, such approval is subject to the approval of the shareholders at this Meeting to the increase in the Plan. If the addition of the 2,000,000 shares to the Plan is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 7,000,000 which will represent less than 17.6% of the 41,872,709 issued and

outstanding shares of the Company. Management of the Company recommends that the Shareholders approve the addition of 2,000,000 shares to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that 2,000,000 common shares of the Company be and are hereby allotted and reserved for issuance pursuant to the Company's Stock Option Plan increasing the total number of shares authorized for administration under the Plan, since inception, to 7,000,000 common shares."***

Amendment to Existing Stock Options

On June 15, 2004, the Company granted 2,830,540 incentive stock options to directors, officers, employees and consultants at an exercise price of $0.60 per share, 2,250,000 of these were granted to insiders, of which 400,000 have expired on the resignation of a director in October, 2004. Subsequent to this grant, and due to general market forces, the market price of the Company's shares has declined to approximately $0.30 per share. The Board of Directors of the Company, considering it appropriate in the circumstances, approved the re-pricing of the option exercise price to $0.30 per share. A filing was made with the Exchange and on March 16, 2005, the Exchange granted conditional approval for the re-pricing of the options, subject to the majority approval of the disinterested Shareholders. The Exchange has required, in accordance with its policies, that if the disinterested Shareholders approve the re-pricing, the vesting period under the Plan and the Exchange four month trading restriction will be effective again with respect to these options from the date of such approval. Following is a table showing the stock options and the holders for whom such re-pricing is requested. This list is only of the insiders for whom re-pricing is requested as employee and consultants' options do not require shareholder approval to be re-priced.

Stock Options Granted to Insiders of the Company

Name of Insider	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Suggested Exercise or Base Price ($/Security)	Expiration Date
Dal S. Brynelsen	800,000	$0.60	$0.30	June 15, 2007
H. Martyn Fowlds	200,000	$0.60	$0.30	June 15, 2007
Locke Goldsmith	200,000	$0.60	$0.30	June 15, 2007
Mike Muzylowski	550,000	$0.60	$0.30	June 15, 2007
J. Michael Mackey	250,000	$0.60	$0.30	June 15, 2007
Margo Peters	250,000	$0.60	$0.30	June 15, 2007

Management recommends that the Shareholders approve the amendment to the identified existing insiders' stock options to reduce the exercise price from $0.60 per share to $0.30 per share.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that the amendment of the stock option agreements of existing insiders encompassing grants of a total of 2,250,000 shares as presented to the Meeting by reducing the exercise price there under from $0.60 per share to $0.30 per share be and the same is hereby approved."***

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the

proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements and MD&A at its office at, 1730 -650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

Dated at Vancouver, B.C. this 6th day of May, 2005.

VANGOLD RESORCES LTD.

"Dal S. Brynelsen"

Dal S. Brynelsen
President and Chief Executive Office

Schedule "A"

VANGOLD RESOURCES LTD.
(the "Company"

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services of the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitment and liabilities of the Company. In carrying out this duty the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(d) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(e) the services are brought to the attention of the audit committee and proved, prior to the completion of the audit, by the audit committee and approved, prior to the completion of the audit, by the audit committee or by one of more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(f) the pre-approval policies and procedures are detailed as to the particular service;

(g) the audit committee is informed of each non-audit service; and

(h) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall;

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor *are received and discussed on a timely basis;*

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. **Guidance – Roles & Responsibilities**

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

6.1 *Internal Control*

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the securities of such systems and application, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 *Financial Reporting*

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understanding their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades it shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability; litigation reserves; and other commitment and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actually or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 *Compliance with Laws and Regulations*

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 *Other Responsibilities*

(a) review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

December 31, 2004 and 2003

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Shareholders of Vangold Resources Ltd.

We have audited the balance sheets of Vangold Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 22, 2005

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

			December 31, 2004	December 31, 2003
	ASSETS			
CURRENT				
	Cash and cash equivalents		$353,906	$1,495,731
	Accounts receivable and accrued revenues		70,865	77,930
	Prepaid expenses and other		2,078	19,114
	Due from related parties		-	5,660
			426,849	1,598,435
OIL & GAS PROPERTIES		(note - 3)	560,123	167,342
MINERAL PROPERTIES		(note - 4)	1,484,364	341,758
PROPERTY & EQUIPMENT			15,064	12,343
INVESTMENT		(note – 5)	809,020	-
			$3,295,420	$2,119,878
	LIABILITIES			
CURRENT				
	Accounts payable and accrued liabilities		$37,588	$54,214
	Payable to joint interest owners		85,825	66,896
	Due to related parties		65,093	129
			188,506	121,239
ASSET RETIREMENT OBLIGATIONS			21,354	21,354
			209,860	142,593
	SHAREHOLDERS' EQUITY			
SHARE CAPITAL		(note - 7)	15,440,550	13,468,451
CONTRIBUTED SURPLUS			1,201,927	182,362
DEFERRED COMPENSATION		(note - 9)	(376,278)	(50,215)
DEFICIT			(13,180,639)	(11,623,313)
			3,085,560	1,977,285
			$3,295,420	$2,119,878

Approved on Behalf of the Board:

/s/ *"Dal S. Brynelsen"*
Director: Dal S. Brynelsen

/s/ *"J. Michael Mackey"*
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
YEARS ENDED 31 DECEMBER

		2004	2003
REVENUE			
	Petroleum revenue	**$220,715**	$371,863
	Royalties	**(47,525)**	(77,838)
		173,190	294,025
	Interest earned	**17,858**	3,396
		191,048	297,421
EXPENSES			
	Advertising	**201,170**	40,505
	Consulting fees	**81,835**	32,500
	Depletion &depreciation	**167,697**	364,901
	Interest	**-**	3,638
	Investor relations	**79,320**	78,314
	Loss on foreign exchange	**16,499**	-
	Management fees	**202,152**	166,000
	Office & general	**26,420**	96,049
	Production costs	**42,573**	110,601
	Professional fees	**132,591**	99,981
	Stock-based compensation	**693,502**	132,147
	Transfer agent & filing fees	**37,098**	40,731
	Travel & accommodation	**55,434**	37,166
	Equity loss from investment (note – 5)	**12,083**	-
		1,748,374	1,202,533
NET LOSS FOR THE YEAR		**(1,557,326)**	(905,112)
DEFICIT, BEGINNING OF YEAR		**(11,623,313)**	(10,718,201)
DEFICIT, END OF YEAR		**($13,180,639)**	($11,623,313)
LOSS PER SHARE			
Basic and Diluted		**($0.06)**	($0.08)
Weighted average number of shares outstanding			
Basic		**26,910,000**	11,811,000
Diluted		**27,037,000**	13,902,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED 31 DECEMBER

	2004	2003
Cash Flows Provided By (Used For)		
Operating Activities		
Net loss for the year	($1,557,326)	($905,112)
Adjust for items not involving cash:		
Depletion & depreciation	167,697	364,901
Stock-based compensation	693,502	132,147
Equity loss from investment	12,083	-
	(684,044)	(408,064)
Net Changes in non-cash working capital items		
Accounts receivable	7,065	(18,061)
Prepaid expenses	17,036	29,235
Due from related parties	5,660	(48,846)
Accounts payable	(16,626)	3,886
Payable to joint interest partners	18,929	(8,816)
Due to related parties	64,964	-
	97,028	(42,602)
	(587,016)	(450,666)
Investing Activities		
Oil & gas properties	(523,172)	(200,553)
Mineral properties exploration	(1,072,606)	(147,567)
Property & equipment	(6,762)	(7,233)
Investment	(485,103)	-
	(2,087,643)	(355,353)
Financing Activities		
Repayment of loan	-	(97,167)
Proceeds from issue of share capital, net of costs	1,532,834	2,401,771
	1,532,834	2,304,604
Increase (Decrease) in Cash	(1,141,825)	1,498,585
Cash & Equivalents, beginning of year	1,495,731	(2,854)
Cash & Equivalents, end of year	$353,906	$1,495,731
Cash and Cash Equivalents		
Cash in Bank	$245,470	$667,335
Short Term Investments	108,436	828,396
	$353,906	$1,495,731
Supplementary Cash Flow Information		
Taxes Paid	$ -	$6,300
Interest Paid	$ -	$3,638

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,180,639 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2004, there was $108,436 in cash equivalents (2003 - $828,396).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papau New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation

The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The cost capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

	December 31, 2004	December 31, 2003
East Corning Property, California, USA		
Carrying costs	**$676,909**	$636,642
less amortization	(632,956)	(469,300)
	43,953	$167,342
Culane Energy Alberta, Canada		
Finder's fee	**33,265**	-
Unexpended cash advances	**120,266**	-
Intangible drilling and completion cost	**300,139**	-
Allocated management fee	**12,500**	-
	466,170	-
Gladius Oil & Gas Alberta, Canada		
Cash advance	**50,000**	-
Total Oil & Gas Properties	**$560,123**	$167,342

California, USA

a) *The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate* in the drilling and casing of six test wells located in Tehama County, California known as the East Corning Property. As at December 31, 2004, the Company had earned a 5% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well and an 11.75% working interest (9.75% net revenue interest) in an eighth well.

Alberta, Canada

b) During the year the Company entered into a Farmout Agreement, as amended, with an Alberta based oil & gas company, Culane Energy Corp., to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs of drilling, completing and equipping the first oil well. A finders fee was paid in connection with this property, in the amount of 141,522 common shares.

c) During the year the Company entered into Farmout Agreement with an Alberta based oil & gas company, Gladius Energy Inc., to participate in drilling, completing and equipping a high impact natural gas well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well after paying costs of 35%. The Company paid a non-refundable prospect fee of $50,000 upon execution of the agreement and agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc., providing evidence of the licensing of the test well. A yet to be negotiated finders is payable in connection with this property.

NOTE –4 MINERAL PROPERTIES

December 31, 2004

	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs					
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679
Incurred during the year	6,000	-	-	64,000	70,000
Balance, end of year	54,650	1	9,028	176,000	239,679
Exploration expenditures					
Aircraft charters	-	-	-	69,849	69,849
Assays	-	-		29,384	29,384
Drilling	-	-	-	534,654	534,654
Equipment rentals	-	-	-	46,995	46,995
Field costs	-	-	-	124,251	124,251
Field wages	-	-	-	101,322	101,322
Food, travel & lodging	-	-	-	23,514	23,514
Geological consulting	-	-	-	10,242	10,242
Geophysics	-	-	-	7,665	7,665
Legal Fees	12,072	-	-	-	12,072
Operators fees	-	-	-	102,912	102,912
Staking & other costs	1,074	2,114	4,233	-	7,421
Tenement costs				2,324	2,324
	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

December 31, 2003

	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs					
Balance, beginning of year	$17,150	$1	$	$	$17,151
Incurred during the year	31,500	-	9,028	112,000	152,52[illegible]
Balance, end of year	48,650	1	9,028	112,000	169,67[illegible]
Exploration expenditures					
Aircraft charters	-	-	-	16,982	16,982
Assays	-	-	-	11,814	11,814
Drilling	-	-	-	-	-
Equipment rentals	-	-	-	10,629	10,629
Field costs	-	-	-	14,104	14,104
Field wages	-	-	-	5,786	5,786
Food, travel & lodging	7,400	-	-	8,092	15,492
Geological consulting	-	4,500	-	38,612	43,112
Geophysics	-	-	-	-	-
Legal Fees	-	-	-	-	-
Operators fees	-	-	-	-	-
Staking & other costs	13,816	6,110	3,460	-	23,365
Tenement costs	-	-	-	(2,765)	(2,765)
	21,216	10,610	3,460	103,254	138,54[illegible]
Balance, beginning of year	33,540	-	-	-	33,540
Balance, end of year	54,756	10,610	3,460	103,254	172,08[illegible]
Total	$103,406	$10,611	$12,488	$215,254	$341,758

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims. Refer to Note 11(g).

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.
>
> **Stage 4**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest (note – 11(h)).

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment

Cash	**$70,000**
1,600,000 common shares issued	**336,000**
	406,000
Deduct 50% of Kanon operating loss	**(12,083)**
	393,917
Cash advances	**415,103**
	$809,020

Kanon Resources Ltd. has carried out exploration on five projects, the Company's proportionate share of the expenditures by project are:

	December 31, 2004	December 31, 2003
Bismark Project	**$23,120**	$-
Mt. Allemata Project	**77,878**	-
Fergusson Project	**20,561**	-
Yup River Project	**15,576**	-
Mt. Penck Project	**150,968**	-
	$288,103	$-

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company incurred the following amounts to directors: management and consulting fees of $239,300 (2003 -$53,000), deferred mineral property exploration $nil (2003 -$7,437), reimbursement of general and administrative $81,003 (2003-$10,233). At December 31, 2004 $65,093 (2003-$129) was owing to directors. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value (2003 –99,987,500 common shares without par value)

Issued:	SHARES	VALUE
Balance at December 31, 2002	5,723,851	$10,684,829
Issued during the year		
By exercise of share purchase warrants	5,507,000	690,200
By private placement, net of issue cost	7,298,096	1,686,722
By exercise of stock options	103,000	17,500
For acquisition of property	350,000	143,500
By conversion of special warrants	2,457,000	2,457,000
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,488,410
By private placements, net of issue costs	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,264
less cost of financing	-	(50,000)
Balance at December 31, 2004	28,682,721	$15,440,550

The Company completed the following non-brokered private placement during the year ended December 31, 2004;

a) 37,218 units at a price of $0.65 per unit. Each unit consists of one share and one-half non transferable share purchase warrant exercisable for a period of one year at a price of $0.80 per share.. The warrants expired subsequent to December 31, 2004 without exercise.

b) 117,121 units at a price of $0.30 per unit. Each unit consists of one share and a one-half non-transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

At December 31, 2004 the following share purchase warrants are outstanding.

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as at June 15, 2004. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 2.92%; expected volatility 101.7% and weighted average life of 2 years.

As at December 31, 2004, the Company has recognized stock based compensation in the amount of $1,201,927 (2003 $182,362) of which $693,502 (2003 $132,147) has been charged to operations. The balance of $376,278 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	December 31, 2004		December 31, 2003	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**1,765,060**	**$0.21**	393,000	$0.10
Granted	**2,980,540**	**$0.30**	1,415,060	$0.23
Exercised	**(137,883)**	**$0.26**	(43,000)	$0.10
Forfeited/ Cancelled	**(157,717)**	**($0.30)**	-	-
Balance, end of year	**4,450,000**	**$0.26**	1,765,060	$0.21

Stock options outstanding December 31, 2004 (note – 11).

Exercise Price	Outstanding	Expiry Date
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	150,000	June 15, 2007
$0.40	2,830,540	September 2, 2008
	4,450,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil & gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

	December 31, 2004	December 31, 2003
(Loss) Income from operations		
Canada	**($1,492,653)**	($657,104)
Papua New Guinea	**(12,083)**	-
United States	**(52,590)**	(248,008)
	($1,557,326)	($905,112)
Identifiable Assets		
Canada	**$980,854**	$1,599,070
Papua New Guinea	**2,141,385**	261,536
United States	**173,181**	259,272
	$3,295,420	$2,119,878

NOTE 11 – SUBSEQUENT EVENTS

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18 month vesting period will recommence upon the Company receiving shareholder approval and a four month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly–owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations December 31, 2004

- **Overview**

Management has prepared the following discussion as at April 30, 2005 and is a review of the audited consolidated financial results of Vangold Resources Ltd. (the Company") based on accounting principles generally accepted in Canada. The focus is primarily a comparison of the financial performance for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes as at December 31, 2004. Further information on the Company's public filings may be obtained on SEDAR at www.sedar.com.

- **Forward Looking Statements**

Certain statements contained in the MDA are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements. These risks and uncertainties include:

- Uncertainties as to the availability and the cost of financing;
- Possible delays or changes relative to exploration or development or capital expenditures;
- Risk and uncertainties involving geology of oil and gas;
- The risks associated with the oil and gas industry in exploration, developing and production of oil and gas deposits; and
- Risks involved in carrying on business in foreign jurisdictions.

Forward looking statements are based on the estimates and the opinions of the Company's management at the time the statements are made.

- **Description of Business**

Vangold Resources Ltd. is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea and the United States. Vangold is actively exploring in New Guinea. Vangold is active in oil and gas properties in Alberta and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as through joint ventures and option earn –in agreements. The following is a brief discussion of Vangold's major projects:

- **Feni Islands Gold Project**

The Feni Islands Gold Project ("Feni") has a total of 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Numerous drill intersections such as 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9 m of 2.12 g/t, 15.25 m of 2.56 g/t gold, 10 m of 5.7 g/t gold, 3 m of 10 g/t gold, 162 m of 0.46 g/t gold and 0.15% copper, 18 m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits and is essentially unexplored in terms of drill testing. Vangold is currently reviewing plans for a complete reappraisal of the prospective targets. This work will utilize existing high-quality aeromagnetics with outcrop mapping and a review of historical data.

As at December 31, 2004, $1,053,112 (2003 - $103,254) was expended on the Feni property. For a detailed summary refer to schedule 1.

- **Kanon Properties, Papua New Guinea**

During the year Vangold and New Guinea Gold Corporation completed a share purchase agreement for the acquisition of the shares of Kanon Resources Ltd., a private company registered in Papua New Guinea. Vangold and New Guinea Gold Corporation each hold a 50% interest in Kanon Resources Ltd.

Kanon Resources Ltd. holds 100% of five prospecting licenses and 50% of another, all of which are located in Papua New Guinea. Vangold advanced $415,000 to Kanon Resources in 2004 to fund exploration expenses. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget of $1,985,000 of which Vangold's share would be $842,500.

- **Mt. Penck Gold Project**

During the year a 1,000 metre drill program together with bulldozer trenching was carried out on the Kavola East prospect, which covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometre west of the provincial capital and Port Kimbe. The Mt. Penck project is owned 40% Vangold and 60% New Guinea Gold.

The initial inferred resource at the Kavola prospect is 1,500,000 tonnes at 2.9 g/t gold for 140,000 ounces of contained gold. The average "discovery cost" of resources at Mt. Penck is to date, a very low cost of approximately C$4 per ounce of gold. Inferred mineral resource is that part of a mineral resource at which tonnage and grade estimated is the first stage of an ongoing process.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10,305 square metres the total number of trench channel samples within the mineralisation zone was 302. Nominal cut-off grade was 1 g/t gold.

- **Mt. Allemata Project**

The Mt. Allemata property includes 13 named prospects of which to date, Kanon has only conducted exploration on two, Ulouia and Mt Haluba. The Mt. Allemata property is located at the eastern end of the New Guinea mainland, 20 kilometres south west of Alotua.

During the year a comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling was carried out, this work completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis. Earlier programs at Mt. Allemata defined high-grade gold in trench such as 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 m wide zone of 1.24 g/t gold including a 50 m wide zone of 4.54 g/t gold.

- ***Mt Haluba Project***

The Mt. Haluba prospect includes a series of north east trending anomalous gold in soil zones, which at present are to extend over an area of 2.2 kilometres by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres. Mt. Haluba is a major gold mineralized system mainly unexplored and will be targeted for further exploration initially by excavator trenching to penetrate surface colluviums and obtain samples. Follow-up exploration including excavator trenching, and drilling to define gold resources will commence in the near future.

- **Bismarck Project**

During the year a trenching program was carried out at the Bismark property, which is centered approximately 100 kilometres northeast of the Porgera mine in Papua New Guinea. A 2,000 metre

trenching program was completed to test the Awale property and a further eighteen separate trench 1,000 metre program was completed to test gold soil anomaly. The trenching program at both Bismark and Awale returned wide intervals of gold mineralisation such as 112 m at 0.46 g/t gold with narrower grade intervals such as 4 m at 2.20 g/t gold, 4 m at 1.26 g/t gold, and 16 m at 1.14 g/t gold.

There are numerous other prospects in the Bismark property and they will be assessed during 2005.

- **Yup River Project**

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in North West Papua New Guinea. There are 10 separate and defined areas of gold mineralisation within the property. This property was not targeted for exploration in 2004. An exploration program on this property commenced on February 3, 2005.

Expenditures for the year ended December 31, 2004 by Kanon Resources on behalf of Vangold on the properties are summarized below:

Description	*Mt Penck*	*Mt Allemata*	*Mt Haluba*	*Bismark*	*Yup River*	***Total***
Aircraft	$ 8,889	$1,245	$ -	$2,550	$ 487	**$13,171**
Assays	5,229	6,894	5,671	-	-	**17,794**
Consulting	1,120	6,565	4,302	541	895	**13,423**
Drilling	61,989	1,856	-	-	-	**63,845**
Field costs	20,833	26,386	917	2,200	33	**50,369**
Field wages	14,900	19,412	1,174	4,970	5,260	**45,716**
Geophysics	4,410	3,832	3,431	7,198	1,953	**20,824**
Operators fee	12,072	6,554	1,833	2,156	1,370	**23,985**
Travel, other	7,630	3,354	453	3,505	2,005	**16,947**
Tenement	13,896	1,780	2,780	-	3,573	**22,029**
Total	$150,968	$77,878	$20,561	$23,120	$15,576	**288,103**

- **Rossland, British Columbia**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups, North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north and northeast of Rossland; South Belt (includes the former producing *lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated south and southwest of* Rossland; and Deer Park Hill group to the southwest of Rossland. The Company's properties contain numerous old pits, shafts, adits and other workings, which explored and developed numerous gold occurrences. No meaningful exploration work was carried out during the year.

In 2004, the Company entered into an agreement with Teck Cominco Metals and Landore Resources Inc. and acquired 100% interest in three crown- granted claims located in the Trail Creek mining division in British Columbia. Consideration paid for the claims was the issue of 20,000 common shares at a deemed value of $ 6,000. The agreement provides for a 2% net smelter return royalty on future production.

The Company continues to consolidate its core land position at Rossland, B.C., historically Western Canada's second largest gold producing camp. Ongoing compilation of work over the last 100 years leads us to believe that the area has the potential for a significant gold deposit within an 8 kilometres long structure.

Subsequent to December 31, 2004, the Company entered into an option and Joint venture letter agreement to facilitate the exploration of its mining claims in the Rossland District. The Agreement calls for the other party to expend $1,850,000 and issue 800,000 shares installments through July 31, 2008 to earn a 70% *interesting the mineral claims.*

- **Gallagher Gold Project**

The Company acquired, by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada, *know as the Gallagher Gold project. The Company controls a 100% interest in the property* (claims are held in trust) which is located 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

- **Oil And Gas Properties**

East Corning

The Company's wholly owned subsidiary, Corning Energy Inc., a Nevada company and its' partners produce from two wells in the East Corning Gas Field. East Corning is located near Red Bluff Tehama County, California. During the year six wells were either abandon or ceased economic production.

- **Operating Results**

Results of the Company's oil and gas operations before depletion and depreciation for the years ended were as follows:

	December 31, 2004	December 31, 2003
Petroleum revenue	$ 227,485	$ 371,863
Royalties paid	47,525	77,838
Operating costs	42,573	110,601
Net petroleum income	$ 137,387	$ 183,434

- **Killam Alberta**

The Company entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in the drilling, casing and equipping of a test well located in the Killam Area, Alberta. The Company earns a 26.25% interest in the test well by contributing 52.5% of the costs of drilling, casing and equipping the test well. Drilling of the well commenced on December 17, 2004 and completed December 28, 2004. Initial oil production has been restricted to 100 to 150 barrels per day. Two additional 600-metre horizontal legs will be added to this well in the fall of 2005.

Geological mapping from existing well control indicates that up to 20 additional well legs will be required to fully develop the pool. A 3-D seismic study is to be carried out in May 2005, which will help in further defining the pools' area extent.

The Company has earned its 26.25% interest in the test well and is "heads up" paying 26.25% of costs of drilling, casing and equipping additional wells within the field.

- **Deep Basin Alberta Foothills**

The Company entered into a Farmout Participation and Agreement with an Alberta based oil and gas company, Gladius Energy Inc. to participate in the drilling, completing and equipping of a high impact natural gas test well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agree to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc. providing evidence of the licensing of the test well.

It is anticipated that the test well will spud in May 2005.

- **Selected Annual Consolidated Financial Information**

The selected annual consolidated financial information presented below should be read in conjunction with the consolidated annual financial statements.

	Year ended December 31,2004	Year ended December 31, 2003	Year ended December 31,2002
Total Revenues	$220,715	$371,863	$132,680
Loss before discontinued operations and extraordinary items	$1,557,326	$905,112	$191,329
(2) Per share basic and diluted	$0.06	$0.08	$0.05
Net Loss:			
(2) Per share basic and diluted	$1,557,326 $0.06	$905,112 $0.08	$191,329 $0.05
Total Assets	$3,295,420	$2,170,093	$474,356
Total long-term liabilities	$21,354	$21,354	$21,354
Cash dividends declared per share	Nil	Nil	Nil

- **Discussion of Financial Results**

Operating revenues for the year ended December 31, 2004 were $220,715, down from $371,863 for the year ended December 31, 2003. This decrease is directly attributable to the decreased production from the East Corning gas field. Total expenses for the year ended December 31, 2004 were $1,784,374 versus $1,202,533 for the same period end December 31, 2003. The net increase of $581,841 reflects the costs associated with a much higher level of corporate activity from the previous year, specifically as it relates to the initial research and the development of investing activities in both the oil and gas and mineral exploration sectors.

For the year ended December 31, 2004 a net loss of $1,557,374 was reported as compared with a net loss of $905,122 for the year ended December 31, 2003 and a basic loss of $0.06 per share compared with $0.08 per share for 2003.

Net proceeds from financing activities during the year ended December 31, 2004, totalled $1,532,834 versus $2,304,604 for 2003. The company is primarily using these funds for oil and gas acquisitions and exploration expenses.

As at December 31, 2004 the Company has cash and cash equivalents of $353,906, accounts receivable of $70,865 prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31, 2003.

- **Expenses**

Total expenses for the year ended December 31, 2004 were $1,557,324 versus $905,112 for year ended December 31, 2003. The increase in expense of $652,212 was due to in stock-based compensation expense, advertising, management fees and consulting fees incurred dur4ing the year.

Stock-based compensation expense resulted in an increase of $561,355 over 2003.

Advertising expense increased by $160,655 over 2003. The Company advertises through well-known media groups both locally and abroad. This form of advertising has indirectly assisted the Company in raising capital through private placements, both in Canada and abroad.

Management fees increased by $36,152 over 2003, fees payable to related parties increased by $186,300 over 2003. These increases were approved by the board of directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains outside consultants to maintain its accounting, legal and administrative functions on an ongoing basis and charges these expenses to professional fees. Professional fees increased by $32,611 over 2003. The increase in professional fees reflects the expansion of the Company's business, and the necessity of maintaining more comprehensive corporate and accounting records.

Travel and accommodation increased by $18,268 over 2003 as the Company continues to focus its efforts on expanding European investor awareness of the Company's exploration and oil and gas projects.

Consulting fees increased by $49,335 over 2003 as additional consults were engaged to advise on European investor markets, to advise on oil and gas projects and to carry out reserve studies.

During the year the Company's oil and gas production costs dropped by $68,028 from 2003 due to the decrease in production of the East Corning field.

Management of Vangold foresees the possibility of a continuing increase to its expenses during the coming year as a result of its exploration activities both locally and abroad. These expenses are contingent in the Company's ability to fund these projects through private placement and other forms of financing. In the event the Company does not receive the required funding, management will review all on going expenditures and take appropriate action.

- **Liquidity and Solvency**

As at December 31, 2004 the company had working capital of $238,343 and continues to rely on raising capital through private placements, the exercise of warrants and options to fund its projects

Subsequent to December 31, 2004 the Company received $2,700,200 in proceeds from three private placements.

The Company will raise by equity financing or by farm outs of certain properties. Completions of financing and farm outs are required for the Company to carry out its activities on each of its projects until production and cash flow is established. The Company may also raise capital from time to time by borrowing against existing assets.

Budgeted funding commitments on mineral properties for 2005 totals $842,500 and for the oil and gas projects the budgeted funding commitment totals $1,700,000.

- **Related Party Transaction**

During the year ended December 31, 2004 the Company paid or accrued the following amounts to directors. Management and consulting fees $239,300; reimbursement of general and administrative expenses $81,800. At December 31, 2004, $65,553 was owned to directors. These transactions were in the normal course of the Company's business.

- **Off-Balance Sheet Arrangements**

The Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company except for join exploration arrangements as disclosed elsewhere in this management's discussion and analysis.

- **Results of Operations Fourth Quarter**

Operating revenues from the East Corning Field for the three months ended December 31, 2004 were $32,566 down $61,283 for the same period last year. Total expenses for the three months ended December 31, 2004 were $ 871,611 versus $698,935 for the same period in 2003. This increase reflects the cost associated with the current period charge for stock –based compensation and the higher level of corporate activity related to developing investing activities in both the oil and gas and mineral exploration sectors.

For the three months ended December 31, 2004 a net loss of $ 758,619 was reported as compared with a net loss of $621,039 for the same period in 2003 and a basic loss of $0.04 per share, compared with $0.05 per share for the same period in 2003.

Net proceeds from financing activities during the three months ended December 31. 2004 totaled $55,389 versus $1,432,172 for the same period in 2003.

As at December 31, 2004 the Company has cash and cash equivalents of $ 353,906, accounts receivable of $70,865, prepaid expenses of $2,078, accounts payable and accrued liabilities of $37,588, payable to joint venture owners of $85,825 and due to related parties of $ 65,093 for total working capital of $238,343 compared to $1,477,196 as at December 31,2003.

- **Expenses**

Total expenses for the three months ended December 31, 2004 were $871,611 versus $698,935 for the same period in 2003. The significant increase in expense was due to the recording of $619,958 of stock-based compensation during the period.

Advertising and travel expense of $78,956 were incurred during the period. The Company advertises through well know media groups, both locally and abroad. This form of advertising has indirectly assisted the company in raising capital through private placements, both in Canada and abroad.

Management fees of $70,152 during the period. These fees were approved by the Board of Directors and are a result of the significant expansion of the Company's business and management's involvement therein.

The Company retains consultants to maintain its accounting, legal and administrative functions on an ongoing basis. Professional fees of $32,255 were incurred in the period for these services.

Consulting fees of $ 34,235 were incurred during the period, these fees relate to consulting related to oil and gas investments, reserve reports and advise on the European investor market

- **Financial Instruments**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to joint interest owners and due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

The Company is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Selected Quarterly Financial Information**

The table below present selected unaudited quarterly consolidated financial information relating to the Company for 2004, 2003 and 2002.

	4th Quarter ended December 31, 2004	3rd Quarter ended September 30, 2004	2nd Quarter ended June 30, 2004	1st Quarter ended March 31, 2004
Revenue	$49,781	$42,091	$46,658	$88,955
Loss for the quarter	($758,619)	($244,371)	($270,477)	($253,857)
Loss per share	($0.04)	($0.03)	($0.02)	($0.03)
	4th Quarter December 31, 2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003	1st Quarter March 31, 2003
Revenue	$93,909	$90,487	$132,407	$55,060
Loss for the quarter	($621,039)	($170,522)	($52,696)	($60,825)
Loss per share	($0.05)	($0.01)	($0.01)	($0.01)
	4th Quarter December 31, 2002	3rd Quarter September 30, 2002	2nd Quarter June 30, 2002	1st Quarter March 31, 2002
Revenue	$93,391	$38,042	$1,247	Nil
Loss for the quarter	($131,386)	($9,244)	($29,498)	($21,201)
Loss per share	($0.03)	($0.002)	($0.001)	($0.001)

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. The amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

- **Summary of Securities as at December 31, 2004**

Authorized Capital
Unlimited common shares without par value

Issued and outstanding	Number of Shares	Amount
Balance as at December 31, 2004	28,682,721	$15,440,550

- **Securities Issued during the year ended December 31, 2004**

Date of Issue (2004)	Type of Security (shares)	Type of issue	Number	Price	Consideration	Proceed
January 22	Common shares	Warrant	200,000	$0.26	$52,000	$52,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 22	Common shares	Warrant	200,000	$0.30	60,000	60,000
January23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	250,000	$0.30	75,000	75,000

January 23	Common shares	Warrant	100,000	$0.30	30,000	30,000
January 23	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 29	Common shares	Warrant	300,000	$0.30	90,000	90,000
January 29	Common shares	Warrant	350,000	$0.30	105,000	105,000
January 30	Common shares	Warrant	100,000	$0.30	30,000	30,000
February 4	Common shares	Warrant	350,000	$0.30	105,000	105,000
February 13	Common shares	Warrant	250,000	$0.30	75,000	75,000
February 13	Common shares	Kanon(property)	1,600,000	$0.21	336,000	
February 27	Common shares	Option	23,900	$0.40	9,560	9,560
February 27	Common shares	Option	3,983	$0.40	1,593	1,593
March 4	Common shares	Warrant	20,000	$0.26	5,200	5,200
March 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
March 16	Common shares	Private plcmt.	37,218	$0.65	24,192	24,192
March 19	Common shares	Warrant	100,000	$030	30,000	30,000
March 22	Common shares	Warrant	100,000	$0.30	30,000	30,000
April 2	Common shares	Warrants	125,000	$0.30	37,500	37,500
April 15	Common shares	Warrants	200,000	$0.30	60,000	60,000
April 23	Common shares	Warrants	150,000	$0.30	45,000	45,000
April 26	Common shares	Option	20,000	$.022	4,400	4,400
May 7	Common shares	Warrants	200,000	$0.30	60,000	60,000
May 10	Common shares	Warrants	125,000	$0/30	37,500	37,500
June 30	Common shares	Feni property	200,000	$0.32	64,000	
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 9	Common shares	Warrant	100,000	$0.30	30,000	30,000
July 14	Common shares	Warrant	275,000	$0.30	68,750	68,750
July 14	Common shares	Warrant	75,000'	$0.30	18,750	18,750
September 2	Common shares	Option	90,000	$0.22	19,800	19,800
September 15	Common shares	Warrant	70,000	$0.26	18,200	18,200
September 30'	Common shares	Property	20,000	$0.30	6,000	
September 30	Common shares	Option	41,287	$030	12,386	12,386
September 30	Common shares	Option	75,834	$0.30	22,750	22,750
December 29	Common shares	Finders fee	141,552	$0.25	35,338	

- **Share Warrants outstanding December 31, 2004**

Number	Price	Expiry
1,000,000	$0.58	December 2006
18,609	$0.80	March 2005
58,560	$0.35	November 2005

- **Stock Options outstanding December 31, 2004**

Number of common shares	Exercise price	Date of Expiry
350,000	$0.10	May 9, 2006
1,119,460	$0.22	April 7, 2008
150,000	$0.30	June 15,2007
2830,540	$0.40	September 2, 2007

At April 30, 2005, the Company had 41,759,792 common shares outstanding, warrants to purchase 13,903,631 common shares and 3,660.883 stock options.

- **Directors and Officers as at April 30, 2005**

Directors
Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers
Dal Brynelsen, President and CEO
H.Martyn Fowlds, V-P and Chief Financial Officer
Margo Peters, Secretary

- **Subsequent events**

a) The Company completed a private placement consisting of 10,077,071 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share. Finders' fees totaling $26,819 were paid in connection with this private placement.

b) The Company completed a private placement consisting of 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) The Company completed a private placement consisting of 770,00 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

d) The Company amended its stock option plan to increase the common shares available to a total of 7,000,000 shares.

e) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18-month vesting period will recommence upon the Company receiving shareholder approval and a four-month hold period will apply to any issue of shares upon the exercise of these options.

f) The Company granted 2,000,000 stock options exercisable for three years at a price of $0.40 per share. The granting is subject to shareholder and TSX Venture exchange approval.

g) The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company, to facilitate the exploration of the South Belt Property, British Columbia. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claims. The agreement is subject to regulatory acceptance.

h) The Company and New Guinea Gold Corporation agreed to amend the terms of their Option/ Joint Venture Agreement in respect of the Feni Island Project. Under the terms of the amendment, the Company will earn a 50% interest upon payment of $ 50,000 and the issue of 200,000 shares on signing and payment of a further $ 50,000 on June 30, 2005.

i) The Company, through its wholly–owned subsidiary, Corning Energy Inc., entered into a participation agreement to earn a 10% interest in the Henry Dome prospect located 3 miles northwest of Tilden, Texas.

j) The Company entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The Company agreed to pay a finders' fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange.

k) The Company entered into a Participation and Farm-in Agreement to drill two exploratory wells in the Antelope Lake area of Alberta. The Company will pay 25% of the drilling and completion costs to earn a 15% net interest after payout in each well.

Mineral Properties – schedule 1

	December 31, 2004					December 31, 2003				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679	$17,150	$1	$	$	$17,151
Incurred during the year	6,000	-	-	64,000	70,000	31,500	-	9,028	112,000	152,52[illegible]
Balance, end of year	54,650	1	9,028	176,000	239,679	48,650	1	9,028	112,000	169,67[illegible]
Exploration expenditures										
Aircraft charters	-	-	-	69,849	69,849	-	-	-	16,982	16,982
Assays	-	-		29,384	29,384	-	-	-	11,814	11,814
Drilling	-	-	-	534,654	534,654	-	-	-	-	-
Equipment rentals	-	-	-	46,995	46,995	-	-	-	10,629	10,629
Field costs	-	-	-	124,251	124,251	-	-	-	14,104	14,104
Field wages	-	-	-	101,322	101,322	-	-	-	5,786	5,786
Food, travel & lodging	-	-	-	23,514	23,514	7,400	-	-	8,092	15,492
Geological consulting	-	-	-	10,242	10,242	-	4,500	-	38,612	43,112
Geophysics	-	-	-	7,665	7,665	-	-	-	-	-
Legal Fees	12,072	-	-	-	12,072	-	-	-	-	-
Operators fees	-	-	-	102,912	102,912	-	-	-	-	-
Staking & other costs	1,074	2,114	4,233	-	7,421	13,816	6,110	3,460	-	23,365
Tenement costs				2,324	2,324	-	-	-	(2,765)	(2,765)
	13,146	2,114	4,233	1,053,112	1,072,605	21,216	10,610	3,460	103,254	138,54[illegible]
Balance, beginning of year	54,756	10,610	3,460	103,254	172,080	33,540	-	-	-	33,540
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685	54,756	10,610	3,460	103,254	172,08[illegible]
Total	$122,552	$12,725	$16,721	$1,332,366	$1,484,364	$103,406	$10,611	$12,488	$215,254	$341,758

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 25, 2005

Dal S. Brynelsen, President and CEO

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, H. Martyn Fowlds, Treasurer and Chief Financial Officer of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 25, 2005

H. Martyn Fowlds, Treasurer and Chief Financial Officer

VANGOLD RESOURCES LTD.

Interim Consolidated Financial Statements

(Unaudited Prepared by Management)

September 30, 2005 and 2004

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(UNAUDITED – Prepared by management)

ASSETS

		September 30, 2005	December 31, 2004
CURRENT			
Cash and cash equivalents		$1,425,895	$353,906
Accounts receivable		184,558	70,865
Prepaid expenses		9,132	2,078
		$1,619,585	$426,849
Oil & Gas properties	(Note – 3)	2,034,887	560,123
Mineral Properties	(Note - 4)	1,638,708	1,484,364
Property & Equipment		38,194	15,064
Investment	(Note – 5)	1,167,496	809,020
		$6,498,870	$3,295,420

LIABILITIES

		September 30, 2005	December 31, 2004
CURRENT			
Accounts payable and accrued liabilities		$42,965	$37,588
Payable to joint interest owners		24,547	85,825
Due to related parties		4,211	65,093
		71,723	188,506
ASSET RETIREMENT OBLIGATIONS		19,305	21,354
		$91,028	$209,860
SHAREHOLDERS' EQUITY			
Share capital	(Note - 7)	19,177,524	15,440,550
Contributed Surplus		1,457,327	1,201,927
Deferred Compensation		(353,831)	(376,278)
Deficit		(13,873,178)	(13,180,639)
		6,407,842	3,085,560
		$6,498,870	$3,295,420

Approved on Behalf of the Board:

Dal S. Brynelsen
Director

Mike Muzylowski
Director

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED – prepared by management)

		Three months ended September 30, 2005	Nine months ended September 30, 2005	Restated Three months ended September 30, 2004	Restated Nine months ended September 30, 2004
REVENUE					
	Petroleum revenue	$243,471	$457,204	$42,091	$177,704
	Royalties	(45,611)	(102,483)	(12,331)	(37,080)
		197,860	354,721	29,760	140,624
	Interest earned	5,677	21,118	0	0
		$203,537	$375,839	$29,760	$140,624
EXPENSES					
	Operating	24,541	78,805	6,719	13,729
	General and administrative	221,258	670,526	226,251	688,206
	Stock-based compensation	117,078	227,847	0	73,543
	Depletion and depreciation	13,192	36,994	38,211	126,172
	Equity loss from Investment	4,206	4,206	2,950	7,679
		380,275	1,068,378	274,131	909,329
NET LOSS FOR THE PERIOD		(176,738)	(692,539)	(244,371)	(768,705)
DEFICIT, BEGINNING OF PERIOD		(13,696,440)	(13,180,639)	(12,147,647)	(11,623,313)
DEFICIT, END OF PERIOD		$(13,873,178)	$(13,873,178)	$(12,392,018)	$(12,392,018)

LOSS PER SHARE			
Basic and Diluted	($0.02)		($0.03)
Weighted average number of shares outstanding			
Basic	39,232,000		22,788,000
Diluted	39,806,140		24,248,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED – Prepared by management)

	Three months Ended September 30, 2005	Nine months Ended September 30, 2005	Three months Ended September 30, 2004	Nine months Ended September 30, 2004
Cash Flows Provided By (Used For)				
Operating Activities				
Net loss for the period	$(176,738)	$(692,539)	$(244,371)	$(768,705)
Adjust for items not involving cash:				
Depletion & depreciation	13,192	36,994	36,211	126,172
Stock-based compensation	117,078	227,847	0	73,543
Equity Loss	4,206	4,206	0	0
	$(42,262)	$(373,492)	$(206,160)	$(568,990)
Net Changes in non-cash working capital items				
Accounts receivable	(109,725)	(113,693)	(3,791)	61,479
Prepaid and other	0	(7,054)	22,747	(1,803)
Due to/from related parties	4,211	(60,882)	(15,040)	(12,081)
Accounts payable	36,687	5,377	14,437	21,880
Payable to joint interest partners	(31,307)	(66,655)	86,929	(9,336)
	(100,134)	(242,907)	105,282	60,139
Investing Activities				
Oil & gas properties	(233,973)	(1,506,826)	0	(47,123)
Mineral properties exploration	(18,595)	(154,344)	(351,624)	(1,135,931)
Purchase of Property & equipment	(636)	(26,940)	0	(2,939)
Investment	(0)	(358,476)	(86,382)	(130,621)
	(253,204)	(2,048,586)	(436,006)	(1,316,614)
Financing Activities				
Proceeds from issue of share capital	1,002,500	3,736,974	185,500	1,527,445
Increase (Decrease) in Cash	606,900	1,071,989	(353;384)	(298,020)
Cash Equivalents, beginning of period	818,995	353,906	1,551,095	1,495,731
Cash Equivalents, end of period	$ 1,425,895	$ 1,425,895	$ 1,197,711	$1,197,711

Supplementary Cash Flow Information				
Income taxes paid	-	-	-	-
Interest Paid	-	$457	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,873,178 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at September 30, 2005, there was $1,425,895 in cash equivalents (2004 - $1,197,711).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papau New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation

The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

	June 30, 2005	December 31, 2004
United States		
East Corning Property, California, USA		
Carrying costs	$711,504	$676,909
less amortization	(672,396)	(632,956)
	$39,108	$43,953
Henry Dome Gas Property, Texas		-
Intangible drilling and completion costs	$216,388	$0
Alberta		
Killam Oil Property		
Intangible drilling & Completion costs	$457,577	$300,139
Other costs	45,765	45,765
Unexpended advances	$0	120,266
	$503,342	$466,170
Gladius Deep Basin Gas Property		
Prospect fee	$50,000	$50,000
Antelope Lake Gas Property		
Intangible drilling & completion costs	$203,749	$0
Chigwell Gas Property		
Intangible drilling & Completion costs	$176,514	$0
Sarcee Gas Property		
Intangible drilling & completion costs	$545,228	$0
Strachan Field Gas Property		
Intangible drilling & completion costs	$233,398	$0
Alberta Flats Gas Property		
Intangible drilling & Completion costs	$67,160	0
	$2,034,887	$560,123

NOTE 3 - Continued

United States

California, USA

The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc. has working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas

The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee was paid, 114,522 shares, in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 28, 2005, to drill two test wells in the Antelope Lake Area, Alberta. The Company will pay 25% of the cost to earn a 15% net interest after payout in the first well, and will pay 20.315% of costs to earn a 12.1875% interest after payout in the second well.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 10% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered in an agreement dated August 18, 2005 to participate in the recompletion of a Viking Formation gas well at Alder Flats, Pembina area of Alberta. The company will earn a 6% working interest.

VANGOLD RESOURCES LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 (UNAUDITED -Prepared by management)

NOTE 4 – MINERAL PROPERTIES

	September 30, 2005						December 31, 2004				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Sudan Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs											
Balance, beginning of period	$54,650	$1	$9,028	$176,000		239,679	48,650	$1	$9,028	$112,000	169,679
Incurred, during period				76,000	66,248	142,248	6,000			64,000	70,000
Balance, end of period	$54,650	$1	$9,028	252,000	66,248	381,907	54,650	1	$9,028	176,000	239,679
Exploration Expenditures											
Aircraft charters				502		502				69,849	69,849
Assays										29,384	29,384
Drilling										534,654	534,654
Equipment rental										46,995	46,995
Field costs				859		859				124,251	124,251
Field wages				2339		2,339				101,322	101,322
Food, travel & lodging										23,514	23,514
Geological consulting										10,242	10,242
Geophysics										7,665	7,665
Legal fees							12,072				12,072
Operators fees				492		492				102,912	102,912
Staking & other costs	2,404	259	4,026	1,215		7,904	1,074	2,114	4,233		7,421
Tenement Costs										2,324	2,324
	2,404	259	4,026	5,407		12,096	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of period	67,902	12,724	7,693	1,156,366		1,244,685	54,757	10,610	3,460	103,254	172,080
Balance, end of period	70,306	12,983	11,719	1,161,733		1,256,781	67,902	12,724	7,693	1,156,366	1,244,685
Total	$124,956	$12,984	$20,747	$1,413,773	$66,248	$1,638,708	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.
The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property.
Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest

Uganda/Sudan
The company signed in July 2005 an option agreement with Rwenzori Copper and Nickel Mines Ltd. a Uganda Company, to earn a 100% interest in a copper – cobalt prospect in West Uganda. The company will pay 100% of exploration costs and issue 50,000 common shares annually for the next three years.

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment	September 30, 2005	December 31, 2004
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(16,289)	(12,083)
	389,711	393,917
Cash advances	777,785	415,103
	$1,167,496	$809,020

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are:

	September 30, 2005	December 31, 2004
Bismark Project	$41,738	$23,120
Mt. Allemata Project	263,102	77,878
Fergusson Project	30,251	20,561
Mt. Nakru	67,644	-
Yup River Project	51,473	15,576
Mt. Penck Project	100,066	150,968
	$653,274	$288,103

NOTE – 6 RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2005, the Company incurred the following amounts to directors: management and consulting fees of $122,000 (2004 -$108,000), reimbursement of general and administrative $81,566 (2004-$10,843). At September 30, 2005 $4,211 was owing to a director. These transactions are in the normal course of business.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value		
Issued:	SHARES	VALUE
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,448,410
By private placement, net of issue cost	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,274
Less cost of financing	-	(50,000)
Balance December 31, 2004	28,682,721	15,440,550
Issued during the nine month period		
By private placements, net of issue costs	16,607,071	3,601,203
By exercise of share purchase warrants	137,917	38,271
By exercise of stock options	30,000	9,000
For acquisition of property	250,000	88,500
Balance at September 30, 2005	45,707,709	$19,177,524

The Company completed the following non-brokered private placements during the nine months ended September 30, 2005.

1) 10,077,071 units at a price of $0.20 per unit Each unit consists of one share and on non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share
2) 2,000,000 units at a price of $0.20 per unit. Each unit consists of one share and one one-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
3) 770,000 units at a price of $0.26 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.34 per share.
4) 3,060,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
5) 700,000 units at a price of $0.25 per unit. Each unit consists of once share and non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.

At September 30, 2005 the following share purchase warrants are outstanding;

Number	Price	Expiry
1,000,000	$0.58	December 2005
20,643	$0.35	November 2005
9,802,071	$0.25	February 2006
770,000	$0.34	February 2006
3,060,000	$0.30	August 2006
700,000	$0.30	September 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.14%; expected volatility 45% and weighted average life of 3 years.

As at September 30, 2005 the Company has recognized stock based compensation in the amount of $1,360,101 (2004 $1,195,447) of which $1,006,510 ($205,690) has been charged to operations. The balance of $353,531 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	September 30, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	4,450,000	$0.26	1,765,060	$0.21
Granted	1,250,000	$0.30	2,980,540	$0.30
Exercised	(30,000)	$0.30	(137,883)	$0.26
Forfeited/ Cancelled	(520,000)	$.0.30	(157,717)	$0.30
Balance, end of period	5,150,000	$0.27	4,450,000	$0.26

Stock options outstanding September 30, 2005

Exercise Price	Outstanding	Expiry Date
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	2,430,540	June 15, 2007
$0.30	1,250,000	September 9, 2010
	5,150,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea and the United States.

Segmented operations and identifiable assets are as follows:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
(Loss) Income from operations		
Canada	($735,780)	($765,179)
Papua New Guinea	(4,206)	(7,679)
United States	47,447	4,153
	($692,539)	($768,705)
Identifiable Assets		
Canada	$3,575,549	$2,497,406
Papua New Guinea	2,581,269	1,754,611
United States	342,052	108,445
	$6,498,870	$4,360,462

NOTE 11 – SUBSEQUENT EVENTS.

a) The Company completed the second tranche of a non-brokered private placement as to 300,000 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.30.

b) The Company completed a non-brokered private placement as to 8,885,028 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.35.

c) The Company approved the horizontal development-drilling program to drill 14 horizontal legs and 2 water injection wells at the Killam North project. Drilling commenced October 27, 2005 and is scheduled to complete early in the first quarter 2006. The Company's budgeted share of the drilling cost is $1,203,116.

d) The Company acquired a 17% interest in a P&NG rights land lease in the Ferrier region of Alberta at a cost of $89,676.

e) The Company paid $180,233 for acid wash and stimulation on the Sarcee gas project.

f) The Company paid $136,359 for drilling and completion on the Strachan gas project.

g) The Company optioned 3 additional copper/cobalt properties in western Uganda to earn a 100% interest. There is no additional consideration to be paid

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations September 30,2005

- **Overview**

Management has prepared the following discussion as at November 17, 2005 and is a review of the unaudited interim consolidated financial results of Vangold Resources Ltd. ("Vangold") based on accounting principles generally accepted in Canada. The focus is primarily a comparison of the financial performance for the nine-month period ended September 30, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes as at September 30, 2005. Further information on the Company's public filings may be obtained on SEDAR at www.sedar.com.

- **Forward Looking Statements**

Certain statements contained in the MDA are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Vangold and described in the forward looking statements. These risks and uncertainties include:

- Uncertainties as to the availability and the cost of financing;
- Possible delays or changes relative to exploration or development or capital expenditures;
- Risk and uncertainties involving geology of oil and gas;
- The risks associated with the oil and gas industry in exploration, developing and production of oil and gas deposits; and
- Risks involved in carrying on business in foreign jurisdictions.

Forward-looking statements are based on the estimates and the opinions of Vangold's management at the time the statements are made.

- **Description of Business**

Vangold Resources Ltd. is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea, the United States and Uganda. Vangold is actively exploring in Papua New Guinea. Vangold is active in oil and gas properties in Canada and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as through joint ventures and option earn –in agreements. The following is a brief description of Vangold's major projects.

- **Feni Islands Gold Project** –owned 50% Vangold, 50% New Guinea Gold Corp. (NGG)

The Feni Islands Gold Project ("Feni") has a total of 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Numerous drill intersections such as 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9 m of 2.12 g/t, 15.25 m of 2.56 g/t gold, 10 m of 5.7 g/t gold, 3 m of 10 g/t gold, 162 m of 0.46 g/t gold and 0.15% copper, 18 m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits and is essentially unexplored in terms of drill testing. During 2005, a complete reappraisal of the prospective targets. was undertaken and is nearing completion. Fieldwork is anticipated to start during the first quarter of 2006.

As at September 30, 2005 $ 1,161,733 (December 31, 2004, $1,156,366) was expended on the Feni property. For a detailed summary refer to Mineral Properties- Schedule 1.

- **Kanon Properties, Papua New Guinea**

In 2004, Vangold and New Guinea Gold Corporation completed a share purchase agreement for the acquisition of the shares of Kanon Resources Ltd., a private company registered in Papua New Guinea. Vangold and New Guinea Gold Corporation each hold a 50% interest in Kanon Resources Ltd.

Kanon Resources Ltd. holds 100% of six prospecting licenses and 50% of one, all of which are located in Papua New Guinea. Vangold advanced $ 777,785 to Kanon Resources to fund exploration expenses. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget of $1,985,000 of which Vangold's share would be $842,500.

- **Mt. Penck Gold Project**- owned 40%Vangold 60%NGG

In 2004, a 1,000 metre drill program together with bulldozer trenching was carried out on the Kavola East prospect, which covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometre west of the provincial capital and Port Kimbe. The Mt. Penck project is owned 40% Vangold and 60% New Guinea Gold.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10,305 square metres the total number of trench channel samples within the mineralisation zone was 302. Nominal cut-off grade was 1 g/t gold.

During July- November 2005 the following work was carried out at Mt Penck:

1) Establishment and sampling of a soil grid covering all know prospects, contains 15 cross –lines totaling 14,900 linear meters, 555 soil and 130 rock samples were collected. Geological mapping of soil auger rock chips was an important component of this programme. Results are awaited.

2) Preparation of a review of all historical exploration data of BHP, Indo –Pacific Resources and Kanon with recommendation for field follow-up. This included the relogging of Kanon's seven drill holes completed at Kavola East in 2004.

3) The combination of technical review and soil grid mapping has led to the recognition of an aero magnetic anomaly and potassium anomaly coincident with a zone of sericite-quartz –pyrite alteration and a topographic depression lying at the center of all known prospects. Pannable gold

is present in a stream at the center of this area. This area of interest has gone unrecognized by previous explorers and remains little sampled or drilled.

4) Extra surface work including relocation of old BHP and Indo-Pacific trenches at Kavola East and Koibua, cutting drill sections, mapping at Koibua prospect, reconnaissance prospecting in the Peni Creek prospect area was completed.

The Kanon drill rig is expected to arrive in Kimbe from Australia in December 2005. Drilling is expected to commence following mobilization of the rig and supplies to the Mt Penck site.

- **Mt. Allemata Project** –owned 50%Vangold 50% NGG

The Mt. Allemata property includes 15 named mineral occurrences including Mt Haluba, Ulo Ulo and Kaiyahededadeba pistoltic gravel grid. The Mt. Allemata property is located at the eastern end of the New Guinea mainland, 20 kilometres south west of Alotua.

A comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling was carried out, this work completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis. Earlier programs at Mt. Allemata defined high-grade gold in trench such as 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 m wide zone of 1.24 g/t gold including a 50 m wide zone of 4.54 g/t gold. In May 2005, drilling commenced on the property, which will track the high-grade gold lobes.

The Mt. Haluba prospect includes a series of north east trending anomalous gold in soil zones, which at present are to extend over an area of 2.2 kilometres by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres. Mt. Haluba is a major gold mineralized system mainly unexplored and will be targeted for further exploration initially by excavator trenching to penetrate surface colluviums and obtain samples.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lodes within the Ulo Ulo North zone.

Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid.

Six holes were drilled totaling 765 m during the second and third quarters of 2005. All holes encountered gold intersections, mainly at less than 50 m down-hole. The drilling defined numerous narrow and wider, lower grade zones which will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 sq km area much of which remains to be drill tested.

- **Bismarck Project**-owned 50%Vangold 50%NGG

In 2004, a trenching program was carried out at the Bismark property, which is centered approximately 100 kilometers northeast of the Porgera mine in Papua New Guinea. A 2,000 metre trenching program was completed to test the Awale property and a further eighteen separate trench 1,000 metre program was completed to test gold soil anomaly. The trenching program at both Bismark and Awale returned wide intervals of gold mineralisation such as 112 m at 0.46 g/t gold with narrower grade intervals such as 4 m at 2.20 g/t gold, 4 m at 1.26 g/t gold, and 16 m at 1.14 g/t gold.

There are numerous other prospects in the Bismark property and they will be assessed during 2006.

- **Yup River Project** –owned 50% Vangold 50% NGG

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in North West Papua New Guinea. There are 10 separate and defined areas of gold mineralisation within the property. An exploration program on this property commenced on February 3, 2005.

A field reconnaissance rock-sampling program was completed in an attempt to locate the source or sources of alluvial gold. Two areas have been defined that will require further investigation. The Amanab prospect and the Dauri prospect showed concentration of alluvial gold, the results are encouraging but follow up exploration is required to assess their significance.

The Yup River Property has yielded moderately encouraging results but due to Kanon's commitments on its other properties in Papua New Guinea, no further work is scheduled until early 2006.

- **Mt. Nakru Copper Project**- owned 25% Vangold 75% NGG

Kanon Resources Ltd has a 50% interest in the Mt Nakru project. The Nakru prospect consists of four separate but closely spaced occurrences. The majority of work has focused on Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic breccia clasts in the colluvium at Nakru 1 suggests potential discovery of a significant bedrock source of hypogene gold mineralistion. At Nakru 2 rock chip sampling, and costean mapping and channel sampling found higher-grade gold and copper.

Work at Nakru1 Prospect continues. Three machines are working on this prospect cutting two contour trenches. It is anticipated that approximately 1,000 trench samples in total will be collected during the current field program. Trenching is due for completion at the end of November 2005.

- **Ferguson Island Project** –owned 50% Vangold 50% NGG

Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005. A total of 199 channel and grab samples were collected. All samples from the program have arrived at the assay laboratory and results are awaited.

Expenditures for the nine months ended September 30, 2005 by Kanon Resources on behalf of Vangold are summarized below:

Description	Mt Penck	Mt Allemata	Yup River	Bismarck	Ferguson	Mt Nakru	**September 30, 2005 Total**	December 31, 2004 Total
Aircraft	$2,109	$5,680	$3,197	$1,204	$649	$6,856	**$19,695**	$13,171
Assays		11,022	4,556	3,865	807		**20,250**	17,794
Consulting	4,874	2,616		3,941	383	24,413	**14,227**	13.423
Drilling		67,290					**67,290**	63,845,
Field costs	10,022	31,116	3,429	1,565	2,458	25,506	**74,096**	50.369
Field wages	16,073	30,665	13,939	2,606	2,301	15,755	**81,339**	45.716
Geophysics/ Geochemistry	937	514	3,983	209	206	627	**6,476**	20.824
Operator fees	7,446	17,952	3,412	2,481	915	6,336	**38,542**	23.985
Travel, other	5,594	17,194	1,776	2,606	743	9,099	**37,012**	16.947
Tenement	1,043	1,175	1,605	141	1,228	1,052	**6,244**	22.029
Total	$48,098	$185,224	$35,897	$ 18,618	$9,690	$67,644	**$365,171**	$288,103

- **Rossland, British Columbia**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups, North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north and northeast of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings, which explored and developed numerous gold occurrences. No meaningful exploration work was carried out during the nine months ended September 30, 2005.

In February 2005, Vangold entered into an option and joint venture letter agreement to facilitate the exploration of its mining claims in the Rossland District. The Agreement calls for the other party to expend $1,850,000 and issue 800,000 shares in installments through April 30, 2009 to earn a 70% interest in the mineral claims.

- **Gallagher Gold Project**

Vangold acquired, by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada, know as the Gallagher Gold project. Vangold controls a 100% interest in the property (claims are held in trust) which is located 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

- **Uganda/ Sudan**

Vangold signed an option agreement in July 2005 with a Uganda company to earn a 100% interest in four copper-cobalt prospects in Western Uganda. The prospect is an extension of the Kilembe Mine Belt, which has produced over 16 million tones of ore grading 1.98% copper and 0.17% cobalt.
On October 7, 2005, Vangold signed an amending agreement with the same company to acquire a 100% interest in another three claims in Western Uganda. In consideration for the seven claims Vangold will pay US $50,000 and issue 150,000 common shares.

- **Oil And Gas Properties**

Results of the Vangold's oil and gas operations before depletion and depreciation for the nine months ended September 30,2005 were as follows:

		September 30, 2005		September 30, 2004
Petroleum revenue	$	**457,204**	$	177,704
Royalties paid		**(102,483)**		(37,080)
Operating costs		(78,805)		(13,729)
Net petroleum income	$	275,916	$	126,895

- **East Corning, California**

Vangold's wholly owned subsidiary, Corning Energy Inc., a Nevada company and its' partners produce from nine wells in the East Corning Gas Field. East Corning is located near Red Bluff Tehama County, California. Corning has a 3.75 % gross interest.

- **Texas**

Vangold's wholly owned subsidiary, Corning Energy Inc. a Nevada company, entered into a Participation Agreement with PB Energy USA Inc., dated February 1, 2005, to earn a 7 1/2% interest in the Henry Dome Prospect, located three miles northwest of Tilden Texas. The first of three possible wells completed.

- **Killam North Alberta**

Vangold entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in the drilling, casing and equipping of a test well located in the Killam North Area, Alberta. Vangold earned a 26.25% interest in the test well by contributing 52.5% of the costs of drilling, casing and equipping the test well. Drilling of the well commenced on December 17, 2004 and completed December 28, 2004. Initial oil production has been restricted to 100 to 150 barrels per day. .

Vangold has earned its 26.25% interest in the test well and is "heads up" paying 26.25% of costs of drilling, casing and equipping additional wells within the field.

Drilling commenced on the first horizontal well on October 27, 2005; on November 5, 2005 the well reached a total depth on its second horizontal leg. Continuous oil shows and good sandstone reservoir development was encountered during the horizontal drilling operations. The current drilling program will see 14 horizontal legs and 2 water injection wells completed by early first quarter 2006.

- **Deep Basin Alberta Foothills**

Vangold entered into a Farmout Participation and Agreement with an Alberta based oil and gas company, Gladius Energy Inc. to participate in the drilling, completing and equipping of a high impact natural gas test well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, Vangold will earn a 21% interest in the test well. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agree to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc. providing evidence of the licensing of the test well. The test well will be drilled after the permiting process is complete. Drilling is scheduled to commence in February 2006.

- **Antelope Lake Area, Alberta**

Vangold entered into a Participation and Farm-in Agreement, dated February 28, 2005 to drill two test wells in the Antelope Lake Area of Alberta. Vangold paid 25% of the drilling and completion costs to earn a 15% net interest in the first well, and will paid 20.315% of costs to earn a 12.1875% interest after payout in the second well. Both wells completed in September 2005. The first well will be put in production after additional wells have been drilled in the area. The second well is wet in all zones tested, however a new seismic indicates a better location which is being evaluated by the operator.

- **Chigwell Area, Alberta**

Vangold entered into a Participation and Farm –in Agreement dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. Vangold paid 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The well is drilled and will be in production in the near future.

- **Sarcee Reserve, Alberta**

Vangold entered into a Participation agreement dated June 9, 2005, to drill a test well on the Sarcee Indian Reserve. Vangold will pay 10% of actual costs to earn a 10% working interest. Completion operation on the Sarcee 12-13 well commenced on October 26, 2005. Total completion and production testing is expected to be finalized in December 2005.

- **Strachan Field, Alberta**

Vangold entered into a Farm-in Agreement dated June 13, 2005, to drill a test well in the Strachan Field, near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. Completing October 2005, five significant zones were encountered in hole. A tight hole policy is in effect, therefore no flows can be released.

- **Alder Flats , Alberta**

Vangold entered into an agreement dated August 18, 2005 to participate in the recompletion of a Viking formation gas well at Alder Flats in the Pembina area of Alberta.Vangold will earn a 6% working interest. The well is perforated, waiting flow testing.

- **Selected Quarterly Financial Information**

The table below present selected unaudited quarterly consolidated financial information relating to the Company for 2005 2004, 2003

	3rd Quarter ended September 30, 2005	2nd Quarter ended June 30, 2005	1st Quarter ended March 31, 2005	4th Quarter ended December 31, 2004
Revenue	$243,471	$93,096	$95,207	$49,781
Loss for the quarter	($176,738)	($291,989)	($223,612)	($758,619)
Loss per share	($0.01)	($0.01)	($0.01)	($0.04)
	3rd Quarter September 30, 2004	**2nd Quarter June 30, 2004**	**1st Quarter March 31, 2004**	**4th Quarter December 31, 2003**
Revenue	$42,091	$46,658	$88,955	$93,909
Loss for the quarter	($244,371)	($270,477)	($253,857)	($621,039)
Loss per share	($0.01)	($0.02)	($0.03)	($0.05)

- **Operating Results Third quarter**

Revenue from the East Corning Field for the nine months ended September 30,2005 was $ 163,601 down $14,103 for the same period last year, this reduction is a result of the Corning East Field nearing full depletion. Two wells were drilled in the East Corning field during the summer 2005. Revenue to Vangold from these two wells is averaging $45,000 per month. Revenue from the Killam Area Field for the nine months ended September 30, 2005 was $ 293,603 (nil 2004) Total expenses for the nine months ended September30, 2005 were $ 1,066,378 versus $ 909,329 for the same period in 2004. .

For the nine months ended September 30,2005 a net loss of $ 692,539 was reported as compared with a net loss of $ 766,705 for the same period in 2004 and a basic loss of ($0.02) per share, compared with ($0.03) per share for the same period in 2004.

Net proceeds from financing activities during the nine months ended September 30, 2005 totaled $3,736,974 versus $1,527,445for the same period in 2004.

As at September 30, 2005 Vangold had cash and cash equivalents of $ 1,425,895, accounts receivable of $184,558, prepaid expenses of $ 9,132, accounts payable and accrued liabilities of $ 42,965, payable to joint venture owners of $ 24,547 and due to related parties of $4,211for total working capital of $1,528,280 compared to $ 216,989 as at September 30,2004.

- **Expenses**

Total expenses for the nine months ended September 30, 2005 were $ 1.068,378 versus $ 909,329 for the same period in 2004.

Advertising expense of $ 57,135 ($ 110,997, 2004) was incurred during the period. Vangold advertises through well know media groups, both locally and abroad. This form of advertising has indirectly assisted Vangold in raising capital through private placements, both in Canada and abroad.

Management fees of $122,000 ($108,000, 2004) were incurred during the period; the Board of Directors approved these fees. .

Vangold retains independent consultants to maintain its accounting, legal, compliance and administrative functions on an ongoing basis. Fees of $160,576 ($97,336, 2004) were incurred in the period for these services.

Depletion and amortization of $36,994 was recorded during the period ($ 126,172, 2004), this reduction is attributable to the reduced production from the East Corning Field.

Stock-based compensation costs of $ 227,847 ($73,543, 2004) were incurred during the period. These costs related to stock options granted in prior years that vest in subsequent years.

Transfer agent and filing fees costs were $44,781 ($32,906, 2004) the increase is a result the fees incurred in connection with the private placements that closed in January, February and August 2005.

Travel costs $50,716 was incurred during the period ($66,651, 2004) .The majority of costs relate to a trade convention and three European trips in connection with financing proposals and private placements,

- **Liquidity and Solvency**

As at September 30, 2005 Vangold had working capital of $ 1,528,280 and continues to rely on raising capital through private placements, the exercise of warrants and options to fund its projects

Vangold will raise by equity financing or by farm outs of certain properties. Completions of financing and farm outs are required for Vangold to carry out its activities on each of its projects until production and cash flow is established. Vangold may also raise capital from time to time by borrowing against existing assets.

Budgeted funding commitments on mineral properties for 2005 totals $842,500 and for the oil and gas projects the budgeted funding commitment totals $ 2,400,000

- **Related Party Transaction**

During the nine month period ended September 30, 2005 Vangold paid or accrued the following amounts to directors - management fees $ 122,000, reimbursement of general and administrative expenses $ 81,566. At September 30, 2005, $4,211 was owed to a director. These transactions were in the normal course of Vangold's business.

- **Off-Balance Sheet Arrangements**

Vangold did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold except for join exploration arrangements as disclosed elsewhere in this management's discussion and analysis.

- **Financial Instruments**

Vangold's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to joint interest owners and due to related parties. Unless otherwise noted it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. The amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant

Summary of Securities as at September 30,2005

Authorized Capital

Unlimited common shares without par value

Issued and outstanding	**Number of Shares**	**Amount**
Balance as at September, 2005	45,707,709	$ 19,177,524

- **Share Warrants outstanding September 30,2005**

Number	Price	Expiry
1,000,000	$0.58	December 2005
20,643	$0.35	November 2005
9,802,071	$0.25	February 2006
770,000	$0.34	February 2006
3,060,000	$0.30	August 2006
700,000	$030	September 2006

- **Stock Options outstanding September 30, 2005**

Number of common shares	Exercise Price	Date of Expiry
350,000	$0.10	May 9, 2006
1,119,460	$0.22	April 7, 2008
2,430,540	$0.30	June 15,2007
1,250,000	$0.30	September 9, 2010

At November 18 2005, the Company had common shares, outstanding, warrants purchasing common shares and outstanding stock options for shares.

Outstanding Shares	55,330,237
Outstanding Warrants	25,764,599
Outstanding Options	5,360,883

- **Directors and Officers as at November 17, 2005**

Directors	Officers
Dal Brynelsen	Dal Brynelsen, President and CEO
Locke Goldsmith	H. Martyn Fowlds, Chief Financial Officer
Mike Muzylowski	Margo Peters, Secretary
H. Martyn Fowlds	Locke Goldsmith, V-P Exploration, North America
J. Michael Mackey	David Lindley, V-P.Exploration PNG

- **Subsequent events**

a) Vangold completed the second tranche of a non-brokered private placement as to 300,000 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at$0.30.

b) Vangold completed a non-brokered private placement as to 8,885,028 units at$0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.35

c) Vangold approved the horizontal development –drilling program to drill 14 horizontal legs and 2 water injection wells at the Killam North project. Drilling commenced October 27, 2005 and is scheduled to complete early in the first quarter 2006. Vangold's budgeted share of the drilling cost is $1,203,116.

d) Vangold acquired a 17% interest in a P&NG rights land lease in the Ferrier region of Alberta at a cost of $89,676.

e) Vangold paid $180,233 for acid wash and stimulation on the Sarcee gas project.

f) Vangold paid $136,359 for drilling and completion on the Strachan gas project.

g) Vangold optioned 3 additional copper/cobalt properties in western Uganda to earn a 100% interest. There is no additional consideration to be paid.

	September 30, 2005						December 31, 2004				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Sudan Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
	$54,650	$1	$9,028	$176,000		239,679	48,650	$1	$9,028	$112,000	169,679
				76,000	66,248	142,248	6,000			64,000	70,000
	$54,650	$1	$9,028	252,000	66,248	381,907	54,650	1	$9,028	176,000	239,679
				502		502				69,849	69,849
										29,384	29,384
										534,654	534,654
										46,995	46,995
				859		859				124,251	124,251
				2339		2,339				101,322	101,322
										23,514	23,514
										10,242	10,242
										7,665	7,665
							12,072				12,072
				492		492				102,912	102,912
	2,404	259	4,026	1,215		7,904	1,074	2,114	4,233		7,421
										2,324	2,324
	2,404	259	4,026	5,407		12,096	13,146	2,114	4,233	1,053,112	1,072,605
	67,902	12,724	7,693	1,156,366		1,244,685	54,757	10,610	3,460	103,254	172,080
	70,306	12,983	11,719	1,161,733		1,256,781	67,902	12,724	7,693	1,156,366	1,244,685
	$124,956	$12,984	$20,747	$1,413,773	$66,248	$1,638,708	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

Form 52-109FT1 – Certification of Interim Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interiml filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

Dal S. Brynelsen, President and CEO

Form 52-109FT1 – Certification of Interim Filings during Transition Period

I, H. Martyn Fowlds, Treasurer and Chief Financial Officer of Vangold Resources Ltd., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, of the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

H. Martyn Fowlds, Treasurer and Chief Financial Officer

VANGOLD RESOURCES LTD.

Interim Consolidated Financial Statements

(Unaudited Prepared by Management)

June 30, 2005 and 2004

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(UNAUDITED – Prepared by management)

		June 30, 2005	December 31, 2004
ASSETS			
CURRENT			
Cash and cash equivalents		$818,995	$353,906
Accounts receivable		74,833	70,865
Prepaid expenses		9,132	2,078
		902,960	426,849
Oil & Gas properties	(Note – 3)	1,811,255	560,123
Mineral Properties	(Note - 4)	1,620,113	1,484,364
Property & Equipment		41,564	15,064
Investment	(Note – 5)	1,171,702	809,020
		$5,547,594	$3,295,420
LIABILITIES			
CURRENT			
	Accounts payable and accrued liabilities	$6,278	$37,588
	Payable to joint interest owners	55,854	85,825
	Due to related parties	0	65,093
		62,132	188,506
ASSET RETIREMENT OBLIGATIONS		20,460	21,354
		$82,592	$209,860
SHAREHOLDERS' EQUITY			
Share capital	(Note - 7)	18,175,024	15,440,550
Contributed Surplus		1,457,327	1,201,927
Deferred Compensation		(470,909)	(376,278)
Deficit		(13,696,440)	(13,180,639)
		5,465,002	3,085,560
		$5,547,594	$3,295,420

Approved on Behalf of the Board:

"Dal S. Brynelsen" — Director

"Martyn H. Fowlds" — Director

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(UNAUDITED – Prepared by management)

		June 30, 2005	December 31, 2004
ASSETS			
CURRENT			
Cash and cash equivalents		$818,995	$353,906
Accounts receivable		74,833	70,865
Prepaid expenses		9,132	2,078
		902,960	426,849
Oil & Gas properties	(Note – 3)	1,811,255	560,123
Mineral Properties	(Note - 4)	1,620,113	1,484,364
Property & Equipment		41,564	15,064
Investment	(Note – 5)	1,171,702	809,020
		$5,547,594	$3,295,420
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$6,278	$37,588
Payable to joint interest owners		55,854	85,825
Due to related parties		0	65,093
		62,132	188,506
ASSET RETIREMENT OBLIGATIONS		20,460	21,354
		$82,592	$209,860
SHAREHOLDERS' EQUITY			
Share capital	(Note - 7)	18,175,024	15,440,550
Contributed Surplus		1,457,327	1,201,927
Deferred Compensation		(470,909)	(376,278)
Deficit		(13,696,440)	(13,180,639)
		5,465,002	3,085,560
		$5,547,594	$3,295,420

Approved on Behalf of the Board:

Director

Director

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED – prepared by management)

		Three months ended June 30, 2005	Six months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2004
REVENUE					
	Petroleum revenue	$118,526	$213,733	$46,658	$135,613
	Royalties	(35,195)	(56,872)	(6,298)	(24,749)
		83,331	156,861	40,360	110,864
	Interest earned	9,765	15,441	0	0
		$93,096	$172,302	$40,360	$110,864
EXPENSES					
	Advertising	2,290	33,419	30,122	62,925
	Consulting fees	0	2,662	17,000	33,250
	Depletion &depreciation	12,068	23,802	43,544	87,961
	Investor relations	60,408	84,839	18,123	45,315
	Management fees	39,067	77,857	51,000	102,000
	Office & general	48,703	60,372	31,797	64,462
	Production costs	32,230	54,264	(44,386)	7,010
	Professional fees	69,109	118,823	52,052	78,114
	Stock-based compensation	96,919	160,769	73,543	73,543
	Transfer agent & filing fees	7,774	32,106	13,157	28,951
	Travel & accommodation	16,517	40,190	20,156	46,938
	Equity loss from Investment	0	0	4,729	4,729
		385,085	688,103	310,837	635,198
NET LOSS FOR THE PERIOD		(291,989)	(515,801)	(270,477)	(524,334)
DEFICIT, BEGINNING OF PERIOD		(13,404,451)	(13,180,639)	(11,877,170)	(11,623,313)
DEFICIT, END OF PERIOD		$(13,696,440)	$(13,696,440)	$(12,147,647)	$(12,147,647)
LOSS PER SHARE					
	Basic and Diluted		($0.01)		($0.04)
	Weighted average number of shares outstanding				
	Basic		37,803,000		14,896,000
	Diluted		38,785,000		16,400,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED – Prepared by management)

	Three months Ended June 30, 2005	Six months Ended June 30, 2005	Three months Ended June 30, 2004	Six months Ended June 30, 2004
Cash Flows Provided By (Used For)				
Operating Activities				
Net loss for the period	$(291,989)	$(515,801)	$(270,477)	$(524,334)
Adjust for items not involving cash:				
Depletion & depreciation	12,066	23,802	43,544	87,961
Stock-based compensation	96,919	160,769	73,543	73,543
	$(183,002)	$(331,230)	$(153,390)	$(362,830)
Net Changes in non-cash working capital items				
Accounts receivable and accrued revenues	19,871	(3,968)	364,209	65,270
Prepaid and other	3,527	(7,055)	(11,019)	(24,550)
Due to/from related parties	(2,111)	(65,093)	6,351	2,959
Accounts payable	(928)	(31,310)	9,163	7,443
Payable to joint interest partners	(13,689)	(29,971)	112,350	76,499
	6,670	(137,397)	481,234	235,209
	(176,332)	(468,627)	327,844	(127,627)
Investing Activities				
Oil & gas properties	(923,442)	(1,251,132)	(46,508)	(47,123)
Mineral properties exploration	(48,789)	(135,749)	(595,091)	(784,307)
Purchase of Property & equipment	(25,037)	(27,519)	0.00	(2,939)
Investment	(150,299)	(362,682)	(146,900)	(217,003)
	(1,147,567)	(1,777,082)	(788,499)	(1,051,372)
Financing Activities				
Proceeds from issue of share capital	34,423	2,710,798	244,499	1,341,945
Increase (Decrease) in Cash	(1,289,476)	465,089	(216,255)	55,364
Cash Equivalents, beginning of period	2,108,471	353,906	1,767,350	1,495,731
Cash Equivalents, end of period	$ 818,995	$ 818,885	$ 1,551,095	$1,551,095

Supplementary Cash Flow Information

Income taxes paid		-	-	-
Interest Paid	$457	$457	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,696,440 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at June 30, 2004, there was $818,995 in cash equivalents (2004 - $1,551,095).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papau New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation
The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

	June 30, 2005	December 31, 2004
United States		
East Corning Property, California, USA		
Carrying costs	$718,639	$676,909
less amortization	(659,250)	(632,956)
	$59,389	$43,953
Henry Dome Gas Property, Texas		-
Intangible drilling and completion costs	$216,388	$0
Alberta		
Killam Oil Property		
Intangible drilling & Completion costs	$457,042	$300,139
Other costs	45,765	45,765
Unexpended advances	0	120,266
	$502,807	$466,170
Gladius Deep Basin Gas Property		
Prospect fee	$50,000	$50,000
Antelope Lake Gas Property		
Intangible drilling & completion costs	$162,139	$0
Chigwell Gas Property		
Intangible drilling & Completion costs	$111,009	$0
Scarcee Gas Property		
Intangible drilling & completion costs	$545,228	$0
Stachan Field Gas Property		
Intangible drilling & completion costs	$163,696	$0
	$1,811,255	$560,123

NOTE 3 - Continued

United States

California, USA

The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas

The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee was paid, 114,522 shares, was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 28, 2005, to drill two test wells in the Antelope Lake Area, Alberta. The Company will pay 25% of the cost to earn a 15% net interest after payout in the first well, and will pay 20.315% of costs to earn a 12.1875% interest after payout in the second well.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 10% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Stachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

	June 30, 2005						December 31, 2005				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Sudan Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs											
Balance, beginning of period	$54,650	$1	$9,028	$176,000		239,639	48,650	$1	$9,028	$112,000	169,679
Incurred, during period				76,000	47,912	123,912	6,000			64,000	70,00(
Balance, end of period	$54,650	$1	$9,028	252,000	47,912	363,591	54,650	1	$9,028	176,000	239,679
Exploration Expenditures											
Aircraft charters				502		502				69,849	69,849
Assays										29,384	29,384
Drilling										534,654	534,654
Equipment rental										46,995	46,995
Field costs				859		859				124,251	124,251
Field wages				2339		2,339				101,322	101,322
Food, travel & lodging										23,514	23,514
Geological consulting										10,242	10,242
Geophysics										7,665	7,665
Legal fees							12,072				12,072
Operators fees				492		492				102,912	102,912
Staking & other costs	2,404		4,026	1,215		7,645	1,074	2,114	4,233		7,421
Tenement Costs										2,324	2,324
	2,404		4,026	5,407		11,837	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of period	67,902	12,724	7,693	1,156,366		1,244,685	54,757	10,610	3,460	103,254	172,080
Balance, end of period	70,306	12,724	11,719	1,161,733		1,256,522	67,902	12,724	7,693	1,156,366	1,244,685
Total	$124,956	$12,725	$20,747	$1,413,773	$47,912	$1,620,113	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.
The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property.
Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).

Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).

Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest

Sudan/Uganda
The company is evaluating a number of copper – cobalt prospects in West Uganda and oil & gas Prospects in Sudan. Costs to date are for licensing, agents fees and application fees

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment	June 30, 2005	December 31, 2004
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(12,083)	(12,083)
	393,917	393,917
Cash advances	777,785	415,103
	$1,171,702	$809,020

Kanon Resources Ltd. has carried out exploration on five projects, the Company's proportionate share of the expenditures by project are:

	June 30, 2005	December 31, 2004
Bismark Project	$40,457	$23,120
Mt. Allemata Project	232,960	77,878
Fergusson Project	27,961	20,561
Mt. Nakru	87,302	-
Yup River Project	57,892	15,576
Mt. Penck Project	168,226	150,968
	$614,498	$288,103

NOTE – 6 RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2005, the Company incurred the following amounts to directors: management and consulting fees of $77,857 (2004 -$102,000), reimbursement of general and administrative $55,010 (2004-$7,996). At June 30, 2005 $3,505 was owing by a director. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,448,410
By private placement, net of issue cost	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,274
Less cost of financing	-	(50,000)
Balance December 31, 2004	28,682,721	15,440,550
Issued during the six month period		
By private placements, net of issue costs	12,847,071	2,629,907
By exercise of share purchase warrants	137,917	38,271
By exercise of stock options	30,000	9,000
For acquisition of property	200,000	76,000
Less cost of financing	-	18,704
Balance at June 30, 2005	41,897,709	$18,175,024

The Company completed the following non-brokered private placement during the six months ended June 30, 2005;

a) 10,077,071 units at a price of $0.20 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share.

b) 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and a one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) 770,000 units at a price of $0.26 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

At June 30, 2005 the following share purchase warrants are outstanding.

Number	Price	Expiry
1,000,000	$0.58	December 2006
20,648	$0.35	November 2005
9,977,071	$0.25	February 2006
2,000,000	$0.30	February 2006
770,000	$0.34	March 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.14%; expected volatility 45% and weighted average life of 3 years.

As at June 30, 2005 the Company has recognized stock based compensation in the amount of $1,360,101 (2004 $182,362) of which $889,492 ($132,147) has been charged to operations. The balance of $470,909 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	June 30, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	4,450,000	$.026	1,765,060	$0.21
Granted	0	$.030	2,980,540	$0.30
Exercised	(30,000)	$.030	(137,883)	$0.26
Forfeited/ Cancelled	(520,000)	$.030	(157,717)	$0.30
Balance, end of period	3,900,000	$.026	4,450,000	$0.26

Stock options outstanding June 30, 2005

Exercise Price	Outstanding	Expiry Date
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	2,430,540	June 15, 2007
	3,900,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil & gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004
(Loss) Income from operations		
Canada	($507,227)	($537,324)
Papua New Guinea	-	(4,729)
United States	(8,574)	(17,719)
	($515,801)	($524,334)
Identifiable Assets		
Canada	2,671,771	$2,728,688
Papua New Guinea	2,585,475	1,615,225
United States	290,348	140,819
	$5,547,594	$4,484,732

NOTE 11 – SUBSEQUENT EVENTS.

a) The company signed an option Agreement Dated June 30 2005, with Rwenzori Copper and Nickel Mines ltd. a Uganda Company subject to Regulatory approval, to earn a 100% interest in copper – cobalt Prospects in Western Uganda. In consideration for the 100% interest the company will pay $60,000US and issue 150,000 common shares in stages payable to July 31, 2007

b) The Company agreed subject to Approval of the TSX Venture Exchange, to a Private Placement of its securities consisting of the sale of 3,000,000 units at a price of $0.25 per unit. Each unit consists of one share and one non transferable share purchase warrant. Exercisable for a period of one year at a price of $0.30 per share

RECEIVED
2005 MAR 10 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

VANGOLD RESOURCES LTD.

Interim Consolidated Financial Statements

(Unaudited Prepared by Management)

March 31, 2005 and 2004

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

			March 31, 2005	December 31, 2004
	ASSETS			
CURRENT				
	Cash and cash equivalents		$2,108,471	$353,906
	Accounts receivable and accrued revenues		94,704	70,865
	Prepaid expenses and other		12,659	2,078
			2,215,834	426,849
OIL & GAS PROPERTIES		(note - 3)	887,813	560,123
MINERAL PROPERTIES		(note - 4)	1,571,324	1,484,364
PROPERTY & EQUIPMENT			16,561	15,064
INVESTMENT		(note – 5)	1,021,403	809,020
			$5,712,935	$3,295,420
	LIABILITIES			
CURRENT				
	Accounts payable and accrued liabilities		$7216	$37,588
	Payable to joint interest owners		69,453	85,825
	Due to related parties		2,111	65,093
			69,780	188,506
ASSET RETIREMENT OBLIGATIONS			21,354	21,354
			91,134	209,860
	SHAREHOLDERS' EQUITY			
SHARE CAPITAL		(note - 7)	18,136,753	15,440,550
CONTRIBUTED SURPLUS			1,457,327	1,201,927
DEFERRED COMPENSATION		(note - 9)	(567,828)	(376,278)
DEFICIT			(13,404,451)	(13,180,639)
			5,621,801	3,085,560
			$5,712,935	$3,295,420

Approved on Behalf of the Board:

Director: Dal S. Brynelsen

Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
UNAUDITED PREPARED BY MANAGEMENT

		Three months ended March 31, 2005	Three months ended March 31, 2004
REVENUE			
	Petroleum revenue	$95,207	$88,955
	Royalties	(21,677)	(18,451)
		73,530	
	Interest earned	5,676	-
		79,206	70,504
EXPENSES			
	Advertising	31,129	32,803
	Consulting fees	2,662	16,250
	Depletion &depreciation	11,734	44,417
	Investor relations	24,431	27,192
	Loss on foreign exchange	-	-
	Management fees	38,790	51,000
	Office & general	10,639	32,665
	Production costs	22,034	51,396
	Professional fees	49,714	26,062
	Stock-based compensation	63,850	-
	Transfer agent & filing fees	24,362	15,794
	Travel & accommodation	23,673	26,782
		303,018	324,361
NET LOSS FOR THE PERIOD		(223,812)	(255,857)
DEFICIT, BEGINNING OF PERIOD		(13,180,639)	(11,623,313)
DEFICIT, END OF PERIOD		$(13,404,451)	$(11,817,170)
LOSS PER SHARE			
Basic and Diluted		($0.01)	($0.03)
Weighted average number of shares outstanding			
Basic		39,247,000	13,154,000
Diluted		43,878,000	15,433,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)

	Three months Ended March 31, 2005	Three months Ended March 31, 2004
Cash Flows Provided By (Used For)		
Operating Activities		
Net loss for the period	($223,812)	($258,859)
Adjust for items not involving cash:		
Depletion & depreciation	11,734	44,417
Stock-based compensation	63,850	-
	(148,228)	(209,440)
Net Changes in non-cash working capital items		
Accounts receivable	(23,839)	(298,939)
Prepaid expenses	(10,581)	(13,531)
Due from related parties	-	(1,719)
Accounts payable	(57,379)	(35,851)
Payable to joint interest partners	(25,372)	(3,572)
Due to related parties	(69,982)	
	(180,153)	(353,612)
		(563,052)
Investing Activities		
Oil & gas properties	(327,690)	(615)
Mineral properties exploration	(86,960)	(189,217)
Property & equipment	(2,486)	(2,939)
Investment	(215,083)	(70,103)
	(632,219)	(262,874)
Financing Activities		
Proceeds from issue of share capital, net of costs	2,696,203	1,097,543
	2,696,203	1,097,545
Increase (Decrease) in Cash	1,754,565	271,619
Cash & Equivalents, beginning of period	353,906	1,495,731
Cash & Equivalents, end of period	$2,108,471	$1,767,350

Supplementary Cash Flow Information

Taxes Paid	$ -	$ -
Interest Paid	$ -	$ -

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $13,404,451 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the State of Nevada, USA, and on February 1, 2004, incorporated 686614 BC Ltd., a wholly owned subsidiary in the Province of British Columbia. During 2003, the Company transferred its oil and gas property interests in California to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

ısh equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or .ess when acquired. As at March 31, 2004, there was $2,108,471 in cash equivalents (2004 - $1,767,350).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange Policies (Note-9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Sections 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the use of a fair value based method to account for all stock-based compensation. The adoption of this amended accounting policy has no cumulative effect on the prior financial statements. Refer to note- 9.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligation
The Company has adopted the Canadian Institute of Chartered Accountants Handbook section 3110 "Asset Retirement Obligations". The Recommendation requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The Liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The cost capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

NOTE 3- OIL & GAS PROPERTIES

		March 31, 2005	December 31, 2004
East Corning Property, California, USA			
Carrying costs		$677,296	$676,909
less amortization		(646,104)	(632,956)
		31,992	43,953
Henry Dome, McMullen County Texas			-
Intangible drilling and completion costs		125,586	
Culane Energy Alberta, Canada			
Finder's fee		33,265	33,265
Unexpended cash advances		90,371	120,266
Intangible drilling and completion cost		330,153	300,139
Allocated management fee		12,500	12,500
		466,289	466,170
Gladius Oil & Gas Alberta, Canada			
Cash advance		50,000	50,000
Antelope Lake,	**Alberta, Canada**		
Intangible Drilling &	Completion costs	111,551	-
Chigwell Area,	**Alberta, Canada**		
Intangible Drilling &	Completion costs	90,578	-
Uganda Oil & Gas	**Project**		
Preliminary application costs		12,617	-
Total Oil & Gas Properties		$887,813	$560,123

NOTE 3 - Continued

California, USA

The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six test wells located in Tehama County, California known as the East Corning Property. As at December 31, 2004, the Company had earned a 5% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well and an 11.75% working interest (9.75% net revenue interest) in an eighth well.

Texas

The Company entered into a Participation Agreement with PB Energy USA, Inc. Dated February 1,2005, to earn a 10% interest in the Henry Dome Prospect, located three miles northwest of Tilden, Texas

Alberta, Canada

In 2004, the company entered into a Farmout Agreement, as amended, with an Alberta based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earns a 26.25% working interest in the project by contributing 52.5% of the costs of drilling, completing and equipping the first oil well. A finders fee was paid in connection with this property, in the amount of 114,522 shares.

In 2004, the Company entered into a Farmout Agreement with an Alberta based oil & gas company, Gladius Energy Inc., to participate in drilling, completing and equipping a high impact natural gas well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, the Company will earn a 21% interest in the test well after paying costs of 35%. The Company paid a non-refundable prospect fee of $50,000 upon execution of the agreement and agreed to pay a non-refundable equalization fee of $335,000 immediately upon Gladius Energy Inc., providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this property.

The Company entered into a Participation and Farm-in Agreement, dated February 28, 2005, to drill two tests wells in the Antelope Lake Area of Alberta. The Company will pay 25% of the drilling, and completion costs to earn a 15% net interest after payout in each well.

The Company entered into a Participation and Farm –in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well

Uganda

The Company incurred preliminary costs of $12,617 during the three months ended March 31, 2005, in connection with applications for Exploration Licenses in the Republic of Uganda

March 31, 2005	North Belt Property	South Belt Propert y	Gallagher Property	Feni Island Property	Total
Acquisition costs					
Balance, beginning period	54,650	$1	$9,028	$176,000	$239,679
Incurred during period	-		-	76,000	76,000
Balance, end of period	54,650	1	9,028	252,000	315,679
Exploration expenditures					
Aircraft charters	-			502	502
Assays					
Drilling					
Equipment rentals					
Field costs				859	859
Field wages				2,339	2339
Food, travel & lodging					
Geological consulting					
Geophysics					
Legal fees				492	492
Operators fees	1,527		4,026	1,215	6,768
Staking & other costs					
Tenement costs	1,527		4,026	5,407	19,960
Balance, beginning period	67,902	12,724	7,693	1,156,366	1,241,685
Balance, end of period	69,429	12,724	11,719	1,161,773	1,255,645
Total	124,079	12,725	20,747	1,413,773	1,571,324

December 31, 2004	North Belt Property	South Belt Property	Gallagh er Property	Feni Island Property	Total
Acquisition costs					
Balance, beginning period	$48,650	$1	$9,028	112,000	169,679
Incurred during period	6,000	-	-	64,000	70,000
Balance, end of period	54,650	1	9,028	176,000	239,679
Exploration expenditures					
Aircraft charters	-	-		69,849	69,849
Assays	-			29,384	29,384
Drilling	-	-		534,654	534,654
Equipment rentals	-	-	-	46,995	46,995
Field costs	-	-		124,251	124,251
Field wages	-	-		101,322	101,322
Food, travel & lodging	-	-	-	23,514	23,514
Geological consulting	-	-		10,242	10,242
Geophysics	-	-		7,665	7,665
Legal fees	12,072	-		-	12,072
Operators fees	-	-		102,912	102,912
Staking & other costs	1,074	2,114	4,233	-	7,421
Tenement costs				2,324	2,324
	2,114	4,233		1,053,112	1,072,605
Balance, beginning period	54,756	10,610	3,460	103,254	172,080
Balance, end of period	67,902	12,724	7,693	1,156,366	1,244,685
Total	$122,552	$12,725	$16,721	1,332,366	1,484,364

VANGOLD RE. ,RCES LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

	March 31, 2005					December 31, 2004				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
Acquisition costs										
Balance, beginning period	54,650	$1	$9,028	$176,000	$239,679	$48,650	$1	$9,028	112,000	169,679
Incurred during period	-		-	76,000	76,000	6,000	-	-	64,000	70,000
Balance, end of period	54,650	1	9,028	252,000	315,679	54,650	1	9,028	176,000	239,679
Exploration expenditures										
Aircraft charters	-			502	502	-	-		69,849	69,849
Assays						-			29,384	29,384
Drilling						-	-		534,654	534,654
Equipment rentals						-	-	-	46,995	46,995
Field costs				859	859	-	-		124,251	124,251
Field wages				2,339	2339	-	-		101,322	101,322
Food, travel & lodging						-	-	-	23,514	23,514
Geological consulting						-	-		10,242	10,242
Geophysics						-	-		7,665	7,665
Legal fees						12,072	-		-	12,072
Operators fees				492	492	-	-		102,912	102,912
Staking & other costs	1,527		4,026	1,215	6,768	1,074	2,114	4,233	-	7,421
Tenement costs									2,324	2,324
	1,527		4,026	5,407	19,960	2,114	4,233		1,053,112	1,072,605
Balance, beginning period	67,902	12,724	7,693	1,156,366	1,241,685	54,756	10,610	3,460	103,254	172,080
Balance, end of period	69,429	12,724	11,719	1,161,773	1,255,645	67,902	12,724	7,693	1,156,366	1,244,685
Total	124,079	12,725	20,747	1,413,773	1,571,324	$122,552	$12,725	$16,721	1,332,366	1,484,364

NOTE –4 MINERAL PROPERTIES

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Trail Mining Division, British Columbia
The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims. Refer to Note 11(g).

Gallagher Gold Project, Nevada USA
The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea
The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1:** Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2:** Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3:** Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issued a further 200,000 common shares. After fulfilling the foregoing a 50% interest in the mineral property will vest to the Company.
>
> **Stage 4:** Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	March 31, 2005	December 31, 2004
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(12,083)	(12,083)
	393,917	393,917
Cash advances	627,486	415,103
	$1,021,403	$809,020

Kanon Resources Ltd. has carried out exploration on five projects, the Company's proportionate share of the expenditures by project are:

	March 31, 2005	December 31, 2004
Bismark Project	$36,826	$23,120
Mt. Allemata Project	126,620	77,878
Fergusson Project	21,466	20,561
Mt. Nakru	74,996	-
Yup River Project	37,921	15,576
Mt. Penck Project	159,880	150,968
	$457,709	$288,103

NOTE – 6 RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2005, the Company incurred the following amounts to directors: management and consulting fees of $38,790 (2004 -$51,000), reimbursement of general and administrative $20,441 (2004-$16,069). At March 31, 2005 $1,976 was owing to directors. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance at December 31, 2003	21,438,947	13,468,451
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,448,410
By private placement, net of issue cost	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,274
Less cost of financing	-	(50,000)
Balance December 31, 2004	28,682,721	15,440,550
Issued during the three month period		
By private placements, net of issue costs	12,847,071	2,629,907
By exercise of stock options	30,000	9,000
For acquisition of property	200,000	76,000
Balance at March 31, 2005	41,759,792	$18,155,457

The Company completed the following non-brokered private placement during the three months ended March 31, 2005;

a) 10,077,071 units at a price of $0.20 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share.

b) 2,000,000 units at a price of $0.25 per unit. Each unit consists of one share and a one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share.

c) 770,000 units at a price of $0.26 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share.

At March 31, 2005 the following share purchase warrants are outstanding.

Number	Price	Expiry
1,000,000	$0.58	December 2006
58,560	$0.35	November 2005
10,077,071	$0.25	February 2006
2,000,000	$0.30	February 2006
770,000	$0.34	March 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as at June 15, 2004. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

NOTE 9 – STOCK-BASED COMPENSATION

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.14%; expected volatility 45% and weighted average life of 3 years.

As at March 31, 2005 the Company has recognized stock based compensation in the amount of $1,457,327 (2004 $182,362) of which $889,492 ($132,147) has been charged to operations. The balance of $567,828 will be recognized during the fiscal years of the stock option vesting.

A summary of changes in the Company's common share purchase options is presented hereunder:

	March 31, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	4,450,000	$.026	1,765,060	$0.21
Granted	2,000,000	$.030	2,980,540	$0.30
Exercised	(30,000)	$.030	(137,883)	$0.26
Forfeited/ Cancelled	(120,000)	$.030	(157,717)	($0.30)
Balance, end of period	6,300,000	$.027	4,450,000	$0.26

Stock options outstanding March 31, 2005

Exercise Price	Outstanding	Expiry Date
$0.10	350,000	May 9, 2006
$0.22	1,119,460	April 7, 2008
$0.30	2,000,000	January 31, 2008
$0.40	2,830,540	September 2, 2008
	6,300,000	

NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil & gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

	Three months ended March 31,2005	Three months ended March 31, 2004
(Loss) Income from operations		
Canada	($221,049)	($229,462)
Papua New Guinea	-	-
United States	(2,563)	(24,395)
	($223,612)	($253,857)
Identifiable Assets		
Canada	$3,074,208	$2,377,135
Papua New Guinea	2,435,176	761,788
United States	203,551	173,282
	$5,712,935	$3,312,211

NOTE 11 – SUBSEQUENT EVENTS.

a) The Company has repriced 3,130,540 stock options from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The 18-month vesting period will recommence upon the Company receiving shareholder approval and a four-month hold period will apply to any issue of shares upon the exercise of these options.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations September 30,2005

- **Overview**

Management has prepared the following discussion as at November 17, 2005 and is a review of the unaudited interim consolidated financial results of Vangold Resources Ltd. ("Vangold") based on accounting principles generally accepted in Canada. The focus is primarily a comparison of the financial performance for the nine-month period ended September 30, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes as at September 30, 2005. Further information on the Company's public filings may be obtained on SEDAR at www.sedar.com.

- **Forward Looking Statements**

Certain statements contained in the MDA are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Vangold and described in the forward looking statements. These risks and uncertainties include:

- Uncertainties as to the availability and the cost of financing;
- Possible delays or changes relative to exploration or development or capital expenditures;
- Risk and uncertainties involving geology of oil and gas;
- The risks associated with the oil and gas industry in exploration, developing and production of oil and gas deposits; and
- Risks involved in carrying on business in foreign jurisdictions.

Forward-looking statements are based on the estimates and the opinions of Vangold's management at the time the statements are made.

- **Description of Business**

Vangold Resources Ltd. is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea, the United States and Uganda. Vangold is actively exploring in Papua New Guinea. Vangold is active in oil and gas properties in Canada and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as through joint ventures and option earn –in agreements. The following is a brief description of Vangold's major projects.

- **Feni Islands Gold Project** –owned 50% Vangold, 50% New Guinea Gold Corp. (NGG)

The Feni Islands Gold Project ("Feni") has a total of 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Numerous drill intersections such as 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9 m of 2.12 g/t, 15.25 m of 2.56 g/t gold, 10 m of 5.7 g/t gold, 3 m of 10 g/t gold, 162 m of 0.46 g/t gold and 0.15% copper, 18 m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits and is essentially unexplored in terms of drill testing. During 2005, a complete reappraisal of the prospective targets. was undertaken and is nearing completion. Fieldwork is anticipated to start during the first quarter of 2006.

As at September 30, 2005 $ 1,161,733 (December 31, 2004, $1,156,366) was expended on the Feni property. For a detailed summary refer to Mineral Properties- Schedule 1.

- **Kanon Properties, Papua New Guinea**

In 2004, Vangold and New Guinea Gold Corporation completed a share purchase agreement for the acquisition of the shares of Kanon Resources Ltd., a private company registered in Papua New Guinea. Vangold and New Guinea Gold Corporation each hold a 50% interest in Kanon Resources Ltd.

Kanon Resources Ltd. holds 100% of six prospecting licenses and 50% of one, all of which are located in Papua New Guinea. Vangold advanced $ 777,785 to Kanon Resources to fund exploration expenses. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget of $1,985,000 of which Vangold's share would be $842,500.

- **Mt. Penck Gold Project**- owned 40%Vangold 60%NGG

In 2004, a 1,000 metre drill program together with bulldozer trenching was carried out on the Kavola East prospect, which covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometre west of the provincial capital and Port Kimbe. The Mt. Penck project is owned 40% Vangold and 60% New Guinea Gold.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10,305 square metres the total number of trench channel samples within the mineralisation zone was 302. Nominal cut-off grade was 1 g/t gold.

During July- November 2005 the following work was carried out at Mt Penck:

1) Establishment and sampling of a soil grid covering all know prospects, contains 15 cross –lines totaling 14,900 linear meters, 555 soil and 130 rock samples were collected. Geological mapping of soil auger rock chips was an important component of this programme. Results are awaited.

2) Preparation of a review of all historical exploration data of BHP, Indo –Pacific Resources and Kanon with recommendation for field follow-up. This included the relogging of Kanon's seven drill holes completed at Kavola East in 2004.

3) The combination of technical review and soil grid mapping has led to the recognition of an aero magnetic anomaly and potassium anomaly coincident with a zone of sericite-quartz –pyrite alteration and a topographic depression lying at the center of all known prospects. Pannable gold

is present in a stream at the center of this area. This area of interest has gone unrecognized by previous explorers and remains little sampled or drilled.

4) Extra surface work including relocation of old BHP and Indo-Pacific trenches at Kavola East and Koibua, cutting drill sections, mapping at Koibua prospect, reconnaissance prospecting in the Peni Creek prospect area was completed.

The Kanon drill rig is expected to arrive in Kimbe from Australia in December 2005. Drilling is expected to commence following mobilization of the rig and supplies to the Mt Penck site.

- **Mt. Allemata Project** –owned 50%Vangold 50% NGG

The Mt. Allemata property includes 15 named mineral occurrences including Mt Haluba, Ulo Ulo and Kaiyahededadeba pistoltic gravel grid. The Mt. Allemata property is located at the eastern end of the New Guinea mainland, 20 kilometres south west of Alotua.

A comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling was carried out, this work completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis. Earlier programs at Mt. Allemata defined high-grade gold in trench such as 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 m wide zone of 1.24 g/t gold including a 50 m wide zone of 4.54 g/t gold. In May 2005, drilling commenced on the property, which will track the high-grade gold lobes.

The Mt. Haluba prospect includes a series of north east trending anomalous gold in soil zones, which at present are to extend over an area of 2.2 kilometres by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres. Mt. Haluba is a major gold mineralized system mainly unexplored and will be targeted for further exploration initially by excavator trenching to penetrate surface colluviums and obtain samples.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lodes within the Ulo Ulo North zone.

Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid.

Six holes were drilled totaling 765 m during the second and third quarters of 2005. All holes encountered gold intersections, mainly at less than 50 m down-hole. The drilling defined numerous narrow and wider, lower grade zones which will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 sq km area much of which remains to be drill tested.

- **Bismarck Project**-owned 50%Vangold 50%NGG

In 2004, a trenching program was carried out at the Bismark property, which is centered approximately 100 kilometers northeast of the Porgera mine in Papua New Guinea. A 2,000 metre trenching program was completed to test the Awale property and a further eighteen separate trench 1,000 metre program was completed to test gold soil anomaly. The trenching program at both Bismark and Awale returned wide intervals of gold mineralisation such as 112 m at 0.46 g/t gold with narrower grade intervals such as 4 m at 2.20 g/t gold, 4 m at 1.26 g/t gold, and 16 m at 1.14 g/t gold.

There are numerous other prospects in the Bismark property and they will be assessed during 2006.

- **Yup River Project** –owned 50% Vangold 50% NGG

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in North West Papua New Guinea. There are 10 separate and defined areas of gold mineralisation within the property. An exploration program on this property commenced on February 3, 2005.

A field reconnaissance rock-sampling program was completed in an attempt to locate the source or sources of alluvial gold. Two areas have been defined that will require further investigation. The Amanab prospect and the Dauri prospect showed concentration of alluvial gold, the results are encouraging but follow up exploration is required to assess their significance.

The Yup River Property has yielded moderately encouraging results but due to Kanon's commitments on its other properties in Papua New Guinea, no further work is scheduled until early 2006.

- **Mt. Nakru Copper Project**- owned 25% Vangold 75% NGG

Kanon Resources Ltd has a 50% interest in the Mt Nakru project. The Nakru prospect consists of four separate but closely spaced occurrences. The majority of work has focused on Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic breccia clasts in the colluvium at Nakru 1 suggests potential discovery of a significant bedrock source of hypogene gold mineralistion. At Nakru 2 rock chip sampling, and costean mapping and channel sampling found higher-grade gold and copper.

Work at Nakru1 Prospect continues. Three machines are working on this prospect cutting two contour trenches. It is anticipated that approximately 1,000 trench samples in total will be collected during the current field program. Trenching is due for completion at the end of November 2005.

- **Ferguson Island Project** –owned 50% Vangold 50% NGG

Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005. A total of 199 channel and grab samples were collected. All samples from the program have arrived at the assay laboratory and results are awaited.

:

Expenditures for the nine months ended September 30, 2005 by Kanon Resources on behalf of Vangold are summarized below:

Description	Mt Penck	Mt Allemata	Yup River	Bismarck	Ferguson	Mt Nakru	**September 30, 2005 Total**	December 31, 2004 Total
Aircraft	$2,109	$5,680	$3,197	$1,204	$649	$6,856	**$19,695**	$13,171
Assays		11,022	4,556	3,865	807		**20,250**	17,794
Consulting	4,874	2,616		3,941	383	24,413	**14,227**	13.423
Drilling		67,290					**67,290**	63,845,
Field costs	10,022	31,116	3,429	1,565	2,458	25,506	**74,096**	50.369
Field wages	16,073	30,665	13,939	2,606	2,301	15,755	**81,339**	45.716
Geophysics/ Geochemistry	937	514	3,983	209	206	627	**6,476**	20.824
Operator fees	7,446	17,952	3,412	2,481	915	6,336	**38,542**	23.985
Travel, other	5,594	17,194	1,776	2,606	743	9,099	**37,012**	16.947
Tenement	1,043	1,175	1,605	141	1,228	1,052	**6,244**	22.029
Total	$48,098	$185,224	$35,897	$ 18,618	$9,690	$67,644	**$365,171**	$288,103

- **Rossland, British Columbia**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups, North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north and northeast of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings, which explored and developed numerous gold occurrences. No meaningful exploration work was carried out during the nine months ended September 30, 2005.

In February 2005, Vangold entered into an option and joint venture letter agreement to facilitate the exploration of its mining claims in the Rossland District. The Agreement calls for the other party to expend $1,850,000 and issue 800,000 shares in installments through April 30, 2009 to earn a 70% interest in the mineral claims.

- **Gallagher Gold Project**

Vangold acquired, by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada, know as the Gallagher Gold project. Vangold controls a 100% interest in the property (claims are held in trust) which is located 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

- **Uganda/ Sudan**

Vangold signed an option agreement in July 2005 with a Uganda company to earn a 100% interest in four copper-cobalt prospects in Western Uganda. The prospect is an extension of the Kilembe Mine Belt, which has produced over 16 million tones of ore grading 1.98% copper and 0.17% cobalt.
On October 7, 2005, Vangold signed an amending agreement with the same company to acquire a 100% interest in another three claims in Western Uganda. In consideration for the seven claims Vangold will pay US $50,000 and issue 150,000 common shares.

- **Oil And Gas Properties**

Results of the Vangold's oil and gas operations before depletion and depreciation for the nine months ended September 30,2005 were as follows:

		September 30, 2005		September 30, 2004
Petroleum revenue	$	**457,204**	$	177,704
Royalties paid		**(102,483)**		(37,080)
Operating costs		**(78,805)**		(13,729)
Net petroleum income	$	**275,916**	$	126,895

- **East Corning, California**

Vangold's wholly owned subsidiary, Corning Energy Inc., a Nevada company and its' partners produce from nine wells in the East Corning Gas Field. East Corning is located near Red Bluff Tehama County, California. Corning has a 3.75 % gross interest.

- **Texas**

Vangold's wholly owned subsidiary, Corning Energy Inc. a Nevada company, entered into a Participation Agreement with PB Energy USA Inc., dated February 1, 2005, to earn a 7 1/2% interest in the Henry Dome Prospect, located three miles northwest of Tilden Texas. The first of three possible wells completed.

- **Killam North Alberta**

Vangold entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in the drilling, casing and equipping of a test well located in the Killam North Area, Alberta. Vangold earned a 26.25% interest in the test well by contributing 52.5% of the costs of drilling, casing and equipping the test well. Drilling of the well commenced on December 17, 2004 and completed December 28, 2004. Initial oil production has been restricted to 100 to 150 barrels per day. .

Vangold has earned its 26.25% interest in the test well and is "heads up" paying 26.25% of costs of drilling, casing and equipping additional wells within the field.

Drilling commenced on the first horizontal well on October 27, 2005; on November 5, 2005 the well reached a total depth on its second horizontal leg. Continuous oil shows and good sandstone reservoir development was encountered during the horizontal drilling operations. The current drilling program will see 14 horizontal legs and 2 water injection wells completed by early first quarter 2006.

- **Deep Basin Alberta Foothills**

Vangold entered into a Farmout Participation and Agreement with an Alberta based oil and gas company, Gladius Energy Inc. to participate in the drilling, completing and equipping of a high impact natural gas test well located in the Deep Basin of the Alberta Foothills. Under the terms of the agreement, Vangold will earn a 21% interest in the test well. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agree to pay a non-refundable equalization fee of $355,000 immediately upon Gladius Energy Inc. providing evidence of the licensing of the test well. The test well will be drilled after the permiting process is complete. Drilling is scheduled to commence in February 2006.

- **Antelope Lake Area, Alberta**

Vangold entered into a Participation and Farm-in Agreement, dated February 28, 2005 to drill two test wells in the Antelope Lake Area of Alberta. Vangold paid 25% of the drilling and completion costs to earn a 15% net interest in the first well, and will paid 20.315% of costs to earn a 12.1875% interest after payout in the second well. Both wells completed in September 2005. The first well will be put in production after additional wells have been drilled in the area. The second well is wet in all zones tested, however a new seismic indicates a better location which is being evaluated by the operator.

- **Chigwell Area, Alberta**

Vangold entered into a Participation and Farm –in Agreement dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. Vangold paid 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well. The well is drilled and will be in production in the near future.

- **Sarcee Reserve, Alberta**

Vangold entered into a Participation agreement dated June 9, 2005, to drill a test well on the Sarcee Indian Reserve. Vangold will pay 10% of actual costs to earn a 10% working interest. Completion operation on the Sarcee 12-13 well commenced on October 26, 2005. Total completion and production testing is expected to be finalized in December 2005.

- **Strachan Field, Alberta**

Vangold entered into a Farm-in Agreement dated June 13, 2005, to drill a test well in the Strachan Field, near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. Completing October 2005, five significant zones were encountered in hole. A tight hole policy is in effect, therefore no flows can be released.

- **Alder Flats , Alberta**

Vangold entered into an agreement dated August 18, 2005 to participate in the recompletion of a Viking formation gas well at Alder Flats in the Pembina area of Alberta.Vangold will earn a 6% working interest. The well is perforated, waiting flow testing.

- **Selected Quarterly Financial Information**

The table below present selected unaudited quarterly consolidated financial information relating to the Company for 2005 2004, 2003

	3rd Quarter ended September 30, 2005	2nd Quarter ended June 30, 2005	1st Quarter ended March 31, 2005	4th Quarter ended December 31, 2004
Revenue	$243,471	$93,096	$95,207	$49,781
Loss for the quarter	($176,738)	($291,989)	($223,612)	($758,619)
Loss per share	($0.01)	($0.01)	($0.01)	($0.04)
	3rd Quarter September 30, 2004	**2nd Quarter June 30, 2004**	**1st Quarter March 31, 2004**	**4th Quarter December 31, 2003**
Revenue	$42,091	$46,658	$88,955	$93,909
Loss for the quarter	($244,371)	($270,477)	($253,857)	($621,039)
Loss per share	($0.01)	($0.02)	($0.03)	($0.05)

- **Operating Results Third quarter**

Revenue from the East Corning Field for the nine months ended September 30,2005 was $ 163,601 down $14,103 for the same period last year, this reduction is a result of the Corning East Field nearing full depletion. Two wells were drilled in the East Corning field during the summer 2005. Revenue to Vangold from these two wells is averaging $45,000 per month. Revenue from the Killam Area Field for the nine months ended September 30, 2005 was $ 293,603 (nil 2004) Total expenses for the nine months ended September30, 2005 were $ 1,066,378 versus $ 909,329 for the same period in 2004. .

For the nine months ended September 30,2005 a net loss of $ 692,539 was reported as compared with a net loss of $ 766,705 for the same period in 2004 and a basic loss of ($0.02) per share, compared with ($0.03) per share for the same period in 2004.

Net proceeds from financing activities during the nine months ended September 30, 2005 totaled $3,736,974 versus $1,527,445for the same period in 2004.

As at September 30, 2005 Vangold had cash and cash equivalents of $ 1,425,895, accounts receivable of $184,558, prepaid expenses of $ 9,132, accounts payable and accrued liabilities of $ 42,965, payable to joint venture owners of $ 24,547 and due to related parties of $4,211for total working capital of $1,528,280 compared to $ 216,989 as at September 30,2004.

- **Expenses**

Total expenses for the nine months ended September 30, 2005 were $ 1.068,378 versus $ 909,329 for the same period in 2004.

Advertising expense of $ 57,135 ($ 110,997, 2004) was incurred during the period. Vangold advertises through well know media groups, both locally and abroad. This form of advertising has indirectly assisted Vangold in raising capital through private placements, both in Canada and abroad.

Management fees of $122,000 ($108,000, 2004) were incurred during the period; the Board of Directors approved these fees. .

Vangold retains independent consultants to maintain its accounting, legal, compliance and administrative functions on an ongoing basis. Fees of $160,576 ($97,336, 2004) were incurred in the period for these services.

Depletion and amortization of $36,994 was recorded during the period ($ 126,172, 2004), this reduction is attributable to the reduced production from the East Corning Field.

Stock-based compensation costs of $ 227,847 ($73,543, 2004) were incurred during the period. These costs related to stock options granted in prior years that vest in subsequent years.

Transfer agent and filing fees costs were $44,781 ($32,906, 2004) the increase is a result the fees incurred in connection with the private placements that closed in January, February and August 2005.

Travel costs $50,716 was incurred during the period ($66,651, 2004) .The majority of costs relate to a trade convention and three European trips in connection with financing proposals and private placements,

- **Liquidity and Solvency**

As at September 30, 2005 Vangold had working capital of $ 1,528,280 and continues to rely on raising capital through private placements, the exercise of warrants and options to fund its projects

Vangold will raise by equity financing or by farm outs of certain properties. Completions of financing and farm outs are required for Vangold to carry out its activities on each of its projects until production and cash flow is established. Vangold may also raise capital from time to time by borrowing against existing assets.

Budgeted funding commitments on mineral properties for 2005 totals $842,500 and for the oil and gas projects the budgeted funding commitment totals $ 2,400,000

- **Related Party Transaction**

During the nine month period ended September 30, 2005 Vangold paid or accrued the following amounts to directors - management fees $ 122,000, reimbursement of general and administrative expenses $ 81,566. At September 30, 2005, $4,211 was owed to a director. These transactions were in the normal course of Vangold's business.

- **Off-Balance Sheet Arrangements**

Vangold did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold except for join exploration arrangements as disclosed elsewhere in this management's discussion and analysis.

- **Financial Instruments**

Vangold's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to joint interest owners and due to related parties. Unless otherwise noted it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. The amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant

Summary of Securities as at September 30,2005

Authorized Capital

Unlimited common shares without par value

Issued and outstanding	Number of Shares	Amount
Balance as at September, 2005	45,707,709	$ 19,177,524

- **Share Warrants outstanding September 30,2005**

Number	Price	Expiry
1,000,000	$0.58	December 2005
20,643	$0.35	November 2005
9,802,071	$0.25	February 2006
770,000	$0.34	February 2006
3,060,000	$0.30	August 2006
700,000	$030	September 2006

- **Stock Options outstanding September 30, 2005**

Number of common shares	Exercise Price	Date of Expiry
350,000	$0.10	May 9, 2006
1,119,460	$0.22	April 7, 2008
2,430,540	$0.30	June 15,2007
1,250,000	$0.30	September 9, 2010

At November 18 2005, the Company had common shares, outstanding, warrants purchasing common shares and outstanding stock options for shares.

Outstanding Shares 55,330,237

Outstanding Warrants 25,764,599

Outstanding Options 5,360,883

- **Directors and Officers as at November 17, 2005**

Directors	Officers
Dal Brynelsen	Dal Brynelsen, President and CEO
Locke Goldsmith	H. Martyn Fowlds, Chief Financial Officer
Mike Muzylowski	Margo Peters, Secretary
H. Martyn Fowlds	Locke Goldsmith, V-P Exploration, North America
J. Michael Mackey	David Lindley, V-P.Exploration PNG

- **Subsequent events**

a) Vangold completed the second tranche of a non-brokered private placement as to 300,000 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at$0.30.

b) Vangold completed a non-brokered private placement as to 8,885,028 units at$0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.35

c) Vangold approved the horizontal development –drilling program to drill 14 horizontal legs and 2 water injection wells at the Killam North project. Drilling commenced October 27, 2005 and is scheduled to complete early in the first quarter 2006. Vangold's budgeted share of the drilling cost is $1,203,116.

d) Vangold acquired a 17% interest in a P&NG rights land lease in the Ferrier region of Alberta at a cost of $89,676.

e) Vangold paid $180,233 for acid wash and stimulation on the Sarcee gas project.

f) Vangold paid $136,359 for drilling and completion on the Strachan gas project.

g) Vangold optioned 3 additional copper/cobalt properties in western Uganda to earn a 100% interest. There is no additional consideration to be paid.

	September 30, 2005						December 31, 2004				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Sudan Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
	$54,650	$1	$9,028	$176,000		239,679	48,650	$1	$9,028	$112,000	169,679
				76,000	66,248	142,248	6,000			64,000	70,000
	$54,650	$1	$9,028	252,000	66,248	381,907	54,650	1	$9,028	176,000	239,679
res											
				502		502				69,849	69,849
										29,384	29,384
										534,654	534,654
										46,995	46,995
				859		859				124,251	124,251
				2339		2,339				101,322	101,322
										23,514	23,514
										10,242	10,242
										7,665	7,665
							12,072				12,072
				492		492				102,912	102,912
	2,404	259	4,026	1,215		7,904	1,074	2,114	4,233		7,421
										2,324	2,324
	2,404	259	4,026	5,407		12,096	13,146	2,114	4,233	1,053,112	1,072,605
	67,902	12,724	7,693	1,156,366		1,244,685	54,757	10,610	3,460	103,254	172,080
	70,306	12,983	11,719	1,161,733		1,256,781	67,902	12,724	7,693	1,156,366	1,244,685
	$124,956	$12,984	$20,747	$1,413,773	$66,248	$1,638,708	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

KILLAM NORTH PRODUCTION REACHES 316 BOPD NET TO VANGOLD'S INTEREST

March 6, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") Daily production reports for the five multi-leg wells, just completed, and the horizontal test well at the Killam North Project in Alberta, Canada indicate that Vangold's working interest share of the current average daily gross oil production is 316 BOPD (based on Vangold's 26.25% interest). Production rates from the last well have not yet stabilized.

The daily production reports for the month ended February 28, 2006, as provided by the operator of the Project, were reviewed by Cord Oil and Gas Management Limited ("Cord"), Vangold's oil and gas consultants. Cord has determined the current daily gross oil production is 1205 BOPD (316 BOPD, net to Vangold) based on these production reports. Cord has also advised Vangold that this amount may be revised once the production rates are stabilized on the last well.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling has commenced at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces).

In addition to the Killam North Project, Vangold's Alberta projects include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold also has licenses covering over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licenses in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE Congo. The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development.

Please visit us at the Prospectors' and Developers' Conference from March 5th to 8th in Toronto. We are at Booth #3009.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

300m LONG GOLD MINERALISED ZONE DEFINED AT TEKEM, BISMARCK PROJECT

March 1, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Bismarck property located in northwest Papua New Guinea.

Re-sampling of pre-existing trenches at the Tekem prospect, Bismarck property, Papua New Guinea (PNG) owned by Kanon Resources Ltd. ("Kanon") (50% Vangold Resources Ltd. ("VAN"), 50% New Guinea Gold Corporation ("NGG") has defined a 300m long gold mineralised zone. The Bismarck property is located where gold-copper mineralisation has been located associated with alteration peripheral to intrusives emplaced into overlying sediments.

Trench assays within the zone included 20m @ 4.68g/t gold, 12m @ 2.47g/t gold, 16m @ 10.22g/t gold and 20m @ 1.31g/t gold. Other significant results not within the above mineralised zone (but within an overall trenched area of 800m by 300m), include: 4m @ 14.55g/t gold, 20m @ 6.58g/t gold, 4m @ 35.6g/t gold, 4m @ 11.35g/t gold, 8m@ 1.08g/t gold, 12m @ 2.32g/t gold, 4m @ 4.46g/t gold, plus extensive additional results in the 0.5 to 1.0g/t range. All results from this program are shown on the accompanying figure.

At Tekem, gold in quartz veins occurs on the margin of a large magnetic anomaly, thought to represent a buried intrusive. Previous explorers defined a 1200m by 800m gold in soil anomaly with values in hand trenches reported such as 90m @ 1.42g/t gold, 20m @ 6.9g/t gold and 25m @ 4.89g/t gold. Several short, relatively shallow diamond core holes were drilled with best results such as 80m @ 1.5g/t gold (including a near surface zone of 29m @ 2.1g/t gold). The above hole was the only hole to penetrate the 300m long gold mineralised zone noted above.

Full results from previous programs are not available to Vangold but all results which have been located are described on our web site at www.vangold.ca,or at NGG's website at www.newguineagold.ca, or in the technical report on the property located at www.sedar.com.

The purpose of this program was to replicate some of the previous sampling and to determine if specific gold mineralised zones could be defined. Some of the previous trenches could not be sampled because of trench collapse. The sampling confirmed that Tekem is an extensive mineralised system, at least 800m long with widespread low value gold in the range 0.1 to 1g/t with specific and significant higher grade zones within the overall system.

The previous drilling did not provide a test of the potential of the Tekem prospect which, because of the widespread gold mineralisation, would require between 2000 and 5000m to take the property to a decision point. Drilling is contemplated by partners, perhaps later in 2006, dependent on available finance and the progression of the drill evaluation program at the Mt Penck property.

Most samples in the present program were 4m wide channel samples in historic, hand dug trenches. Samples were shipped, for preparation and analysis, to accredited laboratory ALS-Chemex, in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling has commence at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces).

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. The drilling of five multi-leg horizontal wells is complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold also has licenses covering over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licenses in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE Congo. The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development.

Vangold will be exhibiting at the Prospectors' and Developers' Conference from March 5th to 8th at Booth Number 3009.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


Kanon 2005 Trench Samples
Au (ppm)
0.5 to 35.6 (55)
0.1 to 0.5 (86)
< 0.1 (44)
14.55 4m channel sample g/t gold
0
100
METRES
N
Approximate boundary of Gold Mineralized Zone
20m@ 4.68 g/t
12m@ 2.47 g/t
16m@ 10.22g/t
20m@ 1.31 g/t
8m@ 1.08 g/t
20m@ 6.48 g/t
DDH01
DDH02
DDH03
DDH04
Location of EL 1320 Bismarck
Papua New Guinea
TeKem Creek 1
Kanon Resources
Tekem Prospect
EL 1320 Bismarck
Trench Sample Locations
Showing Au assays

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

DRILLING COMMENCES AT MT PENCK
SOIL & ROCK SAMPLING ENHANCES PROSPECTIVITY

February 28, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Penck property located West New Britain, Papua New Guinea.

The Kanon drill rig is on site and drilling has commenced. The drill rig is supported by Kanon's D6H Cat bulldozer and drilling is expected to continue throughout 2006. The objective is to define NI 43-101 compliant resources and test new gold mineralised zones as defined by soil sampling. The first drill assays are expected in April. Soil and rock sampling has enhanced the overall prospectivity of the property and has defined additional drill targets.

The Mt Penck property is held by Kanon a Papua New Guinea company which is owned 50/50 by Vangold and NGG. NGG has, in addition, earned a 20% direct interest in Mt Penck, giving Vangold 40% and NGG 60%.

In the present program, 555 soil samples were collected with the highest result being 4.49g/t gold, 11 samples exceeded 1.0g/t gold, and 93 samples exceeded 0.1g/t gold. In addition to the soil sampling, 126 rock samples were collected. Of particular interest is an apparently new area near Peni Creek South where two rock samples returned values of 9.07g/t and 57.1g/t gold and a 1m channel sample returned 38.2g/t gold.

The purpose of the sampling program was to provide a comprehensive geologically and geochemical assessment of the entire Mt Penck system prior to the commencement of drilling, scheduled to begin later this month.

The soil sampling defined three northerly trending zones of gold anomalism and likely gold mineralisation (see accompanying figures). The Kavola East prospect, which was subject to trenching and drilling by Kanon Resources Ltd. ("Kanon") in early 2005, was shown to have a major extension to the south and south east which was previously unknown. An apparently semi-continuous zone, at least 1.4km in length, from the Peni Creek South prospect in the south, through Peni Creek, Koibua South and Koibua is defined by the results as well as a shorter, 300m long, northerly trending zone west of Kavola.

Details of the Mt Penck property are available in earlier Press Releases and at www.vangold.ca. The property is situated within an eroded strata-volcano and the mineralisation is apparently structurally controlled and related to earlier volcanism and sub-surface intrusives (interpreted from aeromagnetic data).

Previous exploration by Kanon included bulldozer trench and drill hole intercepts at Kavola South with trench results such as 18m @ 3.79g/t gold, 8m @ 7.72g/t gold, 18m @ 1.72g/t gold, 3m @ 16.32g/t gold and 13m @ 2.65g/t gold; and drill hole results such as 72m @ 1.79g/t gold, 14m @ 2.82g/t gold, 2m @ 36.7g/t gold and 6m @ 3.67g/t gold.

The soil sample results are illustrated on the accompanying figures which show contours of soil arsenic and soil gold values in symbolised form. The soil arsenic results are regarded as a pathfinder for gold and illustrate the overall area of potential gold mineralisation. As mentioned earlier, the soil results show a major southerly extension to the previously partly drilled Kavola East Prospect. Elevated soil gold values to 4.49g/t gold over a 200m interval are regarded as significant and will be the focus of early drill testing.

As noted, 126 rock samples were collected, locating an apparently new area near Peni Creek South where two rock samples returned values of 9.07g/t and 57.1g/t gold and a 1m channel sample returned 38.2g/t gold.

All assaying was completed at ALS – Chemex, an accredited laboratory in Townsville, Australia.

Additional assessment of all results is given below, quoted from a report by Dr. D. Lindley, Vice President Exploration for NGG. Dr. D. Lindley reports:

"The Mt. Penck grid was established to embrace all known prospects in the project area. The grid has a baseline of 1,400 m length with 15 cross-lines of 100 m separation. Cross-lines vary in length from 600 to 1,200 m. Sample spacing along cross-lines is 25 m. The grid covers an area of 1.240 km^2.

The 600 m x 300 m elliptical central "core" zone of the Mt. Penck project remains an intriguing area for its series of coincident anomalies:

1) *Airborne reduced-to-the-pole aeromagnetic low*
2) *Airborne potassium anomaly*
3) *Coincident Q+Ser+Py (phyllic) alteration of bedrock lithologies*
4) *Coincident topographic depression*
5) *Coincident As-in-soil anomaly*

Soil geochemistry

Soil samples were collected with a hand-held soil auger to ensure that samples were collected a) below isolated remnants of recent volcanic tephra that still exist in the project area, and b) immediately above bedrock. A total of 555 soil samples were submitted for analysis for Au (0.01 g/t detection limit), As (2 ppm) and Cu (1 ppm) at accreditable laboratory, ALS – Chemex in Townsville , Australia.

Elementary statistics completed on soil results (Pearsons product moment correlation coefficient r [-1.00 to 1.00]) indicate a good linear correlation between gold and arsenic (r = 0.59). However, reliable correlations between gold-copper (r = 0.17) and arsenic-copper (r = 0.31) are not so evident. In the humid environment arsenic is typically more mobile in the soil profile than particulate gold. ***Accordingly, arsenic-in-soil values were contoured as a guide to gold mineralisation.***

Soil arsenic values were contoured at 50, 150 and 500 ppm arsenic. A breakdown of soil anomalies is shown in Tables 1 and 2.

Table 1: Summary of Mt. Penck soil grid anomalies - All samples

Total number of soil samples	*555*
Number of soil samples with gold ≥ 0.1 g/t	*93 (16.7 %)*
Number of soil samples with gold ≥ 1.0 g/t	*11*
Highest gold-in-soil value (sample 80449)	*4.49 g/t*
Number of soil samples with arsenic ≥ 500 ppm	*47*
Number of soil samples with arsenic ≥ 1,000 ppm	*27*
Highest arsenic-in-soil value (sample 80448)	*8,430 ppm*

Table 2: Summary of Mt Penck soil grid anomalies: Samples with ≥ 1.00 g/t gold

Sample number	***Au (g/t)***	***As (g/t)***
80045	*2.51*	*1,415*
80165	*1.34*	*1,465*
80236	*1.62*	*209*
80289	***3.45***	*1,125*

80356	***3.09***	***7,310***
80362	*1.68*	*708*
80401	***3.07***	***3,850***
80449	***4.49***	***3,510***
80452	*1.28*	*2,310*
80457	*2.32*	***3,540***
80546	*1.36*	*516*

The 50 ppm arsenic-in-soil contour:

1) Envelopes virtually all 93 gold-in-soil values ≥0.1 g/t. There are only 5 exceptions. This observation confirms the choice of this contour value as a threshold and a suitable indicator of potentially mineralised areas.
2) The contoured pattern of arsenic-in-soil is remarkable in that it reflects the same trends and structural domains so evident from the soil grid alteration map. In particular:

- *The zone of quartz-sericite-pyrite alteration corresponds very closely with a central "core" area of elevated (+ 500 ppm) arsenic. Using the +150 ppm arsenic contour, the core zone has a size of 500 m x 350 m.*
- *The predominant role of the N-S trending Lumui fault is evident in arsenic-in-soil patterns. This apparently young fault has recently been recognised as dividing the project area into a* **western** *block characterised (deeper) porphyry-style alteration (with typically NE trends and a NW trending Koibua zone), from an* **eastern** *block (including Kavola East Prospect) with higher-level "epithermal" alteration and generally N trends.*

The arsenic-in-soil contours, and related gold values, reflect known prospects. For example:

1) *A broad zone of anomaly, with a central core of +500 ppm arsenic, is associated with Kavola East Prospect.*
2) *A NW trending anomaly straddles the Koibua and Koibua South Prospects.*
3) *The Peni Creek Prospect is associated with an arsenic-in-soil anomaly.*
4) *Kavola Junction Prospect lies within the +150 ppm arsenic contour.*

However, a preliminary analysis indicates some previously unrecognised areas of interest:

1) *The most spectacular arsenic (and gold) anomaly lies to the S of the Kavola River and E of Uti Creek. Here, elevated values are present over a 200 m interval of Line 13. Consecutive values in this anomaly are summarised in Table 3. This is a previously unknown anomaly. It appears to be a SE extension of the Kavola East Prospect. The +50 ppm arsenic contour enveloping the Kavola East Prospect and SE extensions has dimensions 600 m x 300m. This is an obvious drill target.*

Table 3: Summary of gold and arsenic soil geochemical values,

Line 13 – area E of Uti Creek

Sample*	***Gold (g/t)***	***Arsenic (ppm)***
80446	*0.54*	*446*
80447	*0.43*	*726*
80448	*0.12*	***8,430***
80449	***4.49***	***3,510***

80450	*0.62*	*490*
80451	*0.77*	***2,010***
80452	***1.28***	***2,310***
80453	*0.39*	*540*
80454	*0.09*	***1,540***
80455	*0.05*	*55*
80456	*0.31*	*631*
80457	***2.32***	***3,540***

* Consecutive samples with 25 m separation

2) *A strong zone of arsenic and gold anomaly extends downstream along the Kavola River on Line 9. This 175 m wide anomaly is located immediately (within 50 m) SW of the proposed vertical drillhole test of the Kavola porphyry potential. The anomaly is summarised in Table 4. It may be part of the central phyllic core of the Mt. Penck hydrothermal system.*

Table 4: Summary of gold and arsenic soil geochemical values, Line 9 – area along the Kavola River, immediately SW of proposed drillhole

Sample*	***Gold** (g/t)*	***Arsenic** (ppm)*
80249	*<0.01*	*651*
80250	*0.23*	***1,840***
80251	*0.24*	*695*
80252	*0.03*	*129*
80253	*0.09*	***1,165***
80254	*<0.01*	*198*
80255	*0.47*	***1,295***
80256	*0.02*	*373*
80257	*0.02*	*439*
80258	*0.20*	***1,025***

** Consecutive samples with 25 m separation*

Selective surface sampling of limonite-silica lodes and stockworks, Kavola East Prospect

A total of 16 rock samples were collected during a program of selective sampling of limonite-silica filled fractures exposed in Macmin's 2004 trenches at the Kavola East Prospect. Results indicate that in the oxidised zone, high (>5 g/t) gold and silver (>10 g/t) values are contained within limonite-silica filled lodes and stockworks of varying widths across an extensive area. Subsurface information from our 2004 drilling indicates these limonite filled fractures, in the sulphide zone, are represented by fine veinlets of haematite+pyrite±quartz that approach a stockworking. Results of this sampling are summarised in Table 5.

Table 5: Summary of selective surface sampling of several limonite-silica lodes and stockwork, Kavola East Prospect

Sample	***Lode/vein width***	**Assay result**		
		***Gold** (g/t)*	***Silver** (g/t)*	***Arsenic** (ppm)*
80601	*5 cm (near MPD006)*	***5.47***	***27.0***	*942*

80602-05	*8 m zone of limonite stockwork (near MPD006)*	***1.15***	*4.83*	*365*
80606	*Sample within 1.5 m limonite-silica lode (main exposure below MPD006)*	***5.80***	*7.9*	***2,790***
80615	*Sample within 1.5 m limonite-silica lode (main exposure below MPD006)*	***6.07***	***43.7***	***5,590***
80607	*1 m channel W of 80606*	***1.39***	*7.2*	***1,160***
80608	*1 m channel E of 80606*	***4.48***	***19.8***	*651*
80609	*3 cm limonite-silica fracture*	*0.60*	*0.2*	***5,090***
80610	*2 m channel near 80609*	*0.14*	*0.4*	*447*
80611	*10 cm silica-limonite vein*	***11.60***	***12.8***	***3,430***
80612	*1 m channel from E side of 80611*	***6.51***	*6.6*	***4,670***
80613	*1 m channel from W side of 80611*	***22.9***	***10.8***	***7,220***
80614	*5 cm silica-limonite vein (1.5 m W of 80611)*	***8.45***	*7.9*	***6,440***
80565	*Outcrop of silica-limonite from N end of prospect (Line 9)*	***2.76***	*8.4*	*856*

Results of outcrop sampling in the Mt. Penck soil grid area

A total of 110 outcrop samples were collected during the soil sampling program. The majority of these samples were of silica-limonite. Results for specific prospect areas are shown in Tables 6-10.

Most of the samples from the central phyllic zone (Table 6) were collected from a small N tributary of the Kavola River near the proposed vertical drill test. Bedrock is quite anomalous for arsenic (values > 1,000 ppm), with weakly anomalous gold values (0.1 to 1.0 g/t Au). Three grab samples contained gold values > 1.00 g/t.

Table 6: Bedrock (grab and channel) sampling in the central zone of phyllic alteration

Sample	***Interval/Width***	**Results**		
		***Au** (g/t)*	*Ag (g/t)*	***As** (ppm)*
80648-51	*12 m*	*0.04*	*<2*	*475*
80652-59	*24 m*	***0.11***	*1.0*	***1,196***
80660	*3 m*	***0.24***	*0.2*	***2,320***
80661	*Grab*	***0.16***	*0.4*	***3,200***
80662	*2 m*	*0.04*	*0.2*	*902*
80663	*Grab*	***1.62***	*0.5*	***1,380***
80664	*3 m*	***0.58***	*0.6*	*907*
80665	*Grab*	***2.69***	*2.4*	***1,120***
80666	*Grab*	*0.02*	*0.2*	*116*
80667	*Grab*	*0.02*	*0.4*	*891*
80668	*1 m*	*0.05*	*<0.2*	*50*
80669	*Grab*	*0.05*	*<0.2*	***1,180***
80670	*Grab*	*0.02*	*0.3*	***1,000***
80671	*3 m*	*0.07*	*0.6*	*397*
80672-73	*4 m*	*0.04*	*0.04*	***1,174***

80674	Grab	**1.86**	**82**	**1,165**
80675-77	9 m	0.03	0.4	570
80678	Grab	0.01	0.2	941
80679	Grab	0.02	0.2	164
80562	Grab, N margin of zone	0.93	0.6	738

BHP achieved a result of 55 m @ 2.75 g/t Au (including 3 m @ 37.04 g/t Au) in Costean 1 (250 m length) at the Koibua Prospect. Our selective resampling of this costean (Table 8) and other parts of the Koibua Prospect (Table 7) has clearly shown that gold mineralisation is contained in relatively narrow limonite-silica veins. BHP drill tested Costean 1 with a series of 5 aircore drillholes. Indo-Pacific Resources completed a further 2 deep (184.00 m & 136.80m) diamond drillholes under the costean.

Table 7: Koibua Prospect – significant (Au ≥ 0.1 g/t) grab and channel sample results

Sample	***Interval/Width***	**Results**		
		Au (g/t)	*Ag (g/t)*	*As (ppm)*
80626	Grab	**14.50**	**41.5**	**2,350**
80630	2 m	**1.37**	2.3	**1,050**
80632	Grab	**1.42**	3.3	546
80636	Grab	**1.41**	1.1	**1,840**
80637	Grab	**1.00**	2.3	850
80640	Grab	**1.82**	2.5	**3,190**
80641	Grab	**1.46**	2.5	**2,080**
80643	Grab	**1.40**	2.7	**1,395**

Table 8: Koibua Prospect - Selective re-sampling of limonite-silica veins

from a section of BHP's Costean 1 ***(all results ≥ 0.1 g/t Au are tabulated)***

Sample	**Interval/Width**	**Results**		
		Au (g/t)	*Ag (g/t)*	*As (ppm)*
80568	2 cm limonite vein	**1.00**	<0.2	**1,060**
80570	2 cm limonite vein	0.16	<0.2	406
80572	5 cm vein	**2.25**	0.7	**2,220**
80573	1 m channel across 80572	0.41	<0.2	**1,030**
80574	2 cm vein	**1.38**	<0.2	**1,290**
80575	2-5 cm vein	**5.47**	0.3	**3,210**
80576	3 cm vein	**2.93**	6.7	**1,055**
80577	4 cm vein	**2.88**	8.4	**1.040**
80578	2 m channel across 80574	**1.15**	0.7	**1,420**
80579	2 m channel across 80575, 76	**3.31**	<0.2	**3,320**
80580	2 m channel across 80577	**1.12**	1.9	732
80581	4 cm vein	**5.98**	<0.2	**3,100**
80582	3 cm vein	**4.29**	2.8	**1,955**
80583	4 cm vein	**8.72**	1.1	**2,600**
80584	2 cm vein	0.66	<0.2	242
80585	2 cm vein	0.89	<0.2	**1,615**
80586	10 cm vein	**2.31**	1.2	948
80587	1 m channel across 80586	**1.18**	5.1	580
80588	2 cm vein	0.15	<0.2	279

80592	*2 cm vein*	*0.10*	*0.2*	*247*
80593	*1cm vein*	***1.36***	*0.5*	*622*
80595	*2 cm vein*	***1.70***	*2.2*	***4,130***
80596	*4 cm vein*	*0.63*	*2.0*	***1,265***
80597	*3 cm vein*	***1.02***	*6.6*	*541*
80598	*20 cm vein*	*0.38*	***16.2***	*894*
80599	*20 cm vein*	***2.64***	***16.7***	***1,530***
80600	*2 m channel across 80599*	***2.20***	*7.9*	***1,515***
80616	*5 cm vein*	*0.87*	*6.8*	***1,675***
80617	*10 cm vein*	***1.41***	*2.9*	*969*
80618	*1 m channel E of 80617*	*0.75*	*1.2*	*910*
80619	*1 m channel W of 80617*	*0.94*	*1.2*	***1,380***

At Uti Creek, outcrop samples (Table 9) were all collected from the aforementioned anomalous soil line 13 (Table 3). All samples were highly anomalous for gold and arsenic, confirming that the soil anomaly reflects an underlying mineralised zone(s).

Table 9: Uti Creek arsenic-gold soil anomaly

Sample	***Interval/Width***	***Results***		
		Au (g/t)	***Ag (g/t)***	***As (ppm)***
80563	*Grab, Line 13*	***2.47***	*1.5*	***3,290***
80566	*Grab, Line 13*	***1.55***	*7.1*	***3,000***
80567	*Grab, Line 13*	***4.90***	*1.8*	***18,950***

The collection of several highly anomalous (Au, Ag, As and Cu) samples from narrow vein/lode targets in the Peni Creek Prospect (Table 10) is very encouraging and will need follow-up.

Table 10: Peni Creek Prospect

Sample	***Interval/Width***	**Results**			
		Au (g/t)	***Ag (g/t)***	***As (ppm)***	***Cu (ppm)***
80564	*Grab, Line 13*	***9.07***	*2.1*	***3,340***	*42*
80680	*Vein, Line 11*	***57.1***	***833***	***2,590***	*925*
80681	*1 m channel*	***38.2***	***1,905***	***4,480***	***3,180***

The technical data in this release was prepared by or under the supervision of Dr David Lindley, VP Exploration of New Guinea Gold Corporation. Dr Lindley has a PhD in Geology, 30 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. The drilling of five multi-leg horizontal wells is complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold also has licences covering over over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licences; in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE Congo. The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development.

Vangold will be exhibiting at the Prospectors' and Developers' Conference from March 5th to 8th at Booth Number 3009.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO



Kanon Resources
Contours of Arsenic in Soils and Gold in Soils
El 1322 Mt Penck
Auppm
0.5 to 100 (27)
0.2 to 0.5 (35)
0.05 to 0.2 (104)
all others (389)
MPD, Kanon Drill Hole
DDH7, previous core drill hole
Outcrop Sample
Hand Trench Sample
Rock Outcrop
Arsenic Contours (ppm)
50 - 150
150 to 500
> 500
0 100 200
METRES
KOIBUA ZONE
KOIBUA SOUTH ZONE
PENI CREEK ZONE
PENI CREEK SOUTH ZONE
KAVOLA ZONE
KAVOLA EAST ZONE
DDH-1
DDH-2
DDH-3
DDH-4
DDH-5
DDH-6
DDH-7
MPD001
MPD002
MPD003
MPD004
MPD005
MPD006
MPD007
9389400
9389200
9389000
9388800
9388600
9388400
9388200
9388000
9387800
790200
790400
790600
790800
791000
791200
EL 1322 Mt Penck
Papua New Guinea
New Britian


Kanon Resources
2005 Soil & Rock Sample Numbers
El 1322 Mt Penck
METRES
KOIBUA ZONE
KOIBUA SOUTH ZONE
PENI CREEK ZONE
KAVOLA ZONE
KAVOLA EAST ZONE
PENI CREEK SOUTH ZONE
DDH-1
DDH-2
DDH-3
DDH-4
DDH-5
DDH-6
DDH-7
MPD001 - MPD002
MPD003
MPD004
MPD005
MPD006
MPD007
EL 1322 Mt Penck
Papua New Guinea
New Britian

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD WARRANTS RAISE OVER $3M

February 9, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – The Board of Directors of Vangold is pleased to announce that all of the outstanding share purchase warrants in respect of two private placements that closed in February, 2005 (see news releases dated February 8, and 14, 2005) have been exercised. A total of 87 warrant holders exercised 10,0771,071 warrants @ $0.25 and 2,000,000 warrants @ $0.30, respectively, for total proceeds to Vangold of $3,119,267.75.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence as soon as possible at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Dr. David Lindley, VP Exploration, has reported that negotiations have progressed for the release of the drill rig from the port of Kimbe.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. The drilling of five multi-leg horizontal wells is complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold has recently acquired five licences at the Kilo Moto prospect, covering 160 sq kms located in the West Nile region of Uganda. The properties are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Vangold has had one 12 sq km license in the Kafunzo area in southwest Uganda since the 1990's. Vangold also has one 14 sq km license within the Fort Portal area. Both Kafunzo and Fort Portal are drill ready targets.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ENGAGES EUROPEAN INVESTOR RELATIONS FIRM

February 2, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that, subject to the approval of the TSX Venture Exchange (the "Exchange"), it has entered into an agreement to retain the services of Pre-Capital Markets AG ("Pre-Capital"). Pre-Capital, a German company, will provide investor relations services in Europe to replace the firm of Value Relations GmbH whose contract expired July 31, 2005. Vangold's increased level of activity globally, together with the high level of European investor interest, necessitates representation in Europe. Vangold has agreed that in addition to a fee for services, Pre-Capital will be granted 200,000 incentive stock options at a price of $0.55 pursuant to Vangold's Stock Option Plan and the policies of the Exchange. The stock options will vest equally over a term of 18 months.

Vangold's shares are listed on the Frankfurt Stock Exchange under the trading symbol VAQ and the German securities code (WKN) 358668. The Frankfurt Stock Exchange is the largest of the eight German stock exchanges. Visit the Frankfurt Stock Exchange at www.deutsche-boerse.com.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Dr. David Lindley, VP Exploration has reported that at present, mobilization of the drill rig has been delayed in Customs clearance at the port of Kimbe and awaits transportation to the site at Mt. Penck.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. Drilling of five new multi-leg horizontal wells is now complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold recently announced the acquisition of five licences at the Kilo Moto prospect, covering 160 sq kms located in the West Nile region which borders the Democratic Republic of Congo and Sudan. The properties are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces.

In addition to the above properties, Vangold has had interest in the Kafunzo area in Uganda since the 1990's. This area is one 12 sq km license in southwest Uganda. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,700 nT.

This anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankolean-Burundian system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralized belt has borne a significant discovery that is being actively developed by Falconbridge which is known as the Kabanga nickel/cobalt deposit in Tanzania.

Vangold also has one 14 sq km license within the Fort Portal area, where Avmin, of South Africa, conducted airborne EM and magnetic survey over the license and has also completed ground geophysics and geochemistry on Kilembe type targets. Both Kafunzo and Fort Portal are drill ready targets.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ACQUIRES GOLD PROPERTY IN KILO MOTO PROSPECT, UGANDA

January 30, 2006, Vancouver, BC, Vangold Resources Ltd. ("Vangold") and Rwenzori Copper and Nickel Mines Ltd. ("Rwenzori") have entered into an agreement to option a gold prospect located in the Kilo Moto region of north western Uganda. This agreement is further to a previous agreement for the option of certain copper/cobalt mineral licenses covering over 60 sq kms adjoining the Kilembe mining lease in Uganda. Vangold will finance exploration and issue 100,000 shares to earn a 100% interest in the prospect. The agreement is subject to TSX Venture Exchange approval.

The Kilo Moto prospect consists of five licenses, covering 160 sq kms located in the West Nile region which borders the Democratic Republic of Congo and Sudan. The properties are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces.

In addition to the above properties, Vangold has had interest in the Kafunzo area in Uganda since the 1990's. This area is one 12 sq km license in southwest Uganda. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankolean-Burundian system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralized belt has borne a significant discovery that is being actively developed by Falconbridge which is known as the Kabanga nickel/cobalt deposit in Tanzania.

Vangold also has one 14 sq km license within the Fort Portal area, where Avmin, of South Africa, conducted airborne EM and magnetic survey over the license and has also completed ground geophysics and geochemistry on Kilembe type targets. Both Kafunzo and Fort Portal are drill ready targets.

The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development including geological, geochemical, airborne and geophysical surveys. Part of the project funds will be spent on areas of the country where Vangold has its exploration licenses.

Dal Brynelsen, President and CEO, will attend the INDABA 2006, Investing in African Mining Conference, in Cape Town, South Africa, from February 7 to February 9. Mr. Brynelsen and Mr. Azim Nathoo will be representing Vangold and Rwenzori, respectively, at the Ugandan Ministry of Energy and Mineral Development Exhibit. We invite attendees to visit to discuss these properties in further detail.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. Drilling of five new multi-leg horizontal wells is now complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

VANGOLD CONTINUES TO ACQUIRE COPPER/COBALT LICENCES IN UGANDA

January 25, 2006, Vancouver, BC, Vangold Resources Ltd. ("Vangold") announces that the Phase 1 exploration program has commenced on its 5 exploration licenses in Uganda. The licenses cover over 60 sq km, adjoining the Kilembe mining lease which continues along strike of the Kilembe Schist belt to the southwest.

Vangold has commissioned the services of Steven McMullan, P.Geo, consultant geophysicist from Gaborone, Botswana and Geo Consult and Surveys Limited of Kamapla, Uganda to obtain historical data compilation, remote sensing (satellite imagery and aeromagnetics), reconnaissance field investigations and integrated interpretation. Results will be used as the basis for planning Phase II of exploration including soil geochemistry, geological mapping, ground geophysics culminating in a drilling programme on prospective targets.

The Kilembe mine produced over 16 million tonnes grading 1.98% copper and 0.17% cobalt. The current resource estimate west of the licenses, based on a geostatistical block model, is 2 million tonnes grading at 1.59% copper. Falconbridge in the 1960's explored the area and did some diamond drilling. In the 1990's Banff Resources identified a geophysical anomaly and tested it by six surface diamond drill holes. The best intersection was 0.93% copper over 9.9 meters.

The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development including geological, geochemical, airborne and geophysical surveys. Part of the project funds will be spent on areas of the country where Vangold has its exploration license which are some of the most prospective exploration areas in Uganda.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam N oil field. Drilling of four new multi-leg horizontal wells is now complete and the drilling of a fifth multi-leg well is presently underway. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The forth well is currently being completed for production.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. RECEIVED **TSX-V:VAN**

NEWS RELEASE

2006 MAR 10 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD WARRANTS RAISE OVER $3M

February 9, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – The Board of Directors of Vangold is pleased to announce that all of the outstanding share purchase warrants in respect of two private placements that closed in February, 2005 (see news releases dated February 8, and 14, 2005) have been exercised. A total of 87 warrant holders exercised 10,0771,071 warrants @ $0.25 and 2,000,000 warrants @ $0.30, respectively, for total proceeds to Vangold of $3,119,267.75.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence as soon as possible at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Dr. David Lindley, VP Exploration, has reported that negotiations have progressed for the release of the drill rig from the port of Kimbe.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners are currently drilling a 16 well first phase program on its 26.25% owned Killam North oil field. The drilling of five multi-leg horizontal wells is complete. The first well is currently producing 270 barrels of oil per day. The second well is currently producing 275 barrels of oil per day and the third well is currently producing 315 barrels of oil per day. The fourth and fifth wells are currently being completed for production

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold has recently acquired five licences at the Kilo Moto prospect, covering 160 sq kms located in the West Nile region of Uganda. The properties are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Vangold has had one 12 sq km license in the Kafunzo area in southwest Uganda since the 1990's. Vangold also has one 14 sq km license within the Fort Portal area. Both Kafunzo and Fort Portal are drill ready targets.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX:V:VAN

NEWS RELEASE

RECEIVED 2006 MAR 10 P 12:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

KILLAM NORTH PRODUCTION REACHES 228 BOPD TO VANGOLD'S INTEREST – DRILLING CONTINUES

January 17, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that Culane Energy Corp. ("Culane"), the operator of the Killam North Project, has announced production rates of the first three wells of a sixteen well program. Culane commenced horizontal drilling operations at the Killam North property on Oct. 27, 2005. Drilling of four new multi-leg horizontal wells is now complete and the drilling of a fifth multi-leg well is presently underway. Vangold holds a 26.25% working interest in this field.

The first well, a double-leg horizontal, was placed on production Nov. 20, 2005, and is currently producing 270 barrels of oil per day with a 2-per-cent water cut. The second well, a triple-leg horizontal, was placed on production Dec. 15, 2005, and is currently producing 275 barrels of oil per day with a 2-per-cent water cut. The third well, a triple-leg horizontal, was placed on production Jan. 11, 2006, and is currently producing 315 barrels of oil per day with a 15-per-cent water cut. This well has yet to stabilize and it is still recovering load water from the drilling operation. The fourth well, a triple-leg horizontal, has been drilled and is currently being completed for production. The fifth well, a double-leg horizontal, is currently drilling and is expected to be on production by early February.

On Nov. 15, 2005, Culane drilled and cased one vertical test well at Killam North and plans to drill another vertical test well in late January to further delineate the pool. Pipeline-grade crude oil is currently being trucked from Killam North to market. In August of 2005, the Alberta Energy Utilities Board granted the Killam well a new oil pool status – Mannville F2F pool. The development of the Killam North field is based upon a discovery well which was drilled in December 2004. Since then, the discovery well has been producing 100 barrels per day.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering approximately in prospective copper/cobalt, gold and nickel belts in Uganda. Vangold will be announcing new developments in Uganda shortly.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects, scheduled to be drilled mid-2006, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

RECEIVED 2006 MAR 10 P 12:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES NEW CFO

January 10, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces the appointment Mr. Sandy Huntingford as Chief Financial Officer effective immediately. Mr. Huntingford has acted as Vangold's Controller during the past year. He was a Chartered Accountant who was in public practice for ten years. He then held an executive vice-president position with a property development and hotel chain and more recently managed a manufacturing business and his own consulting firm.

Mr. Huntingford will replace Mr. Martyn Fowlds who has resigned this position to focus his attention on his other duties as Vice-President and a Director to Vangold.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

January 5, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 100,000 incentive stock options to a consultant of Vangold. The options are exercisable for three years at a price of $0.35.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

OIL AND GAS UPDATE

December 21, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") provides the following update on three of its current oil and gas projects located in Alberta, Canada.

Killam N Oil Project

Vangold previously announced on November 30, 2005, that Culane Energy Corp. the operator of the Killam N Project, had drilled and cased one vertical well at Killam N and commenced drilling operations on the next multi-leg horizontal well as of November 23, 2005. In addition to the drilling operations underway Culane anticipated drilling 4 to 5 additional multi-leg horizontal wells and one more vertical test well. Culane has advised Vangold that it expects to release flow rates on the recently completed third well shortly. Vangold holds a 26.25% working interest in this field.

Strachan Gas Project

In the Ferrier (Strachan) Area of central Alberta additional lands have been acquired and a 3D seismic survey has been acquired to evaluate and facilitate additional exploration and development drilling as a follow up to the previously announced multi-zone oil/gas discovery. Vangold has a 9.166% working interest in the project.

Sarcee Gas Project

C1 Energy Ltd. ("C1"), the operator of the C1 et al Sarcee 12-13-23-4W5M well, has advised that it has completed the stimulation and production testing of the well. The 12-13 well was previously drilled to a total depth of 3,245 meters subsurface and encountered a 70 meter gross pay interval in the Turner Valley - Rundle formation. In a news release dated September 22, 2005 the operator stated that Sproule Associates Limited attributed between 20 and 30 billion standard cubic feet (BCF) of original gas in place to the potential gas pool. From preliminary pressure information it appears that no previous production has been established from this pool. Results of the recent testing have so far determined the well to be non-commercial due in part to high water production. Further operations on the well have been suspended pending evaluation of recompletion and/or additional drilling on the Mississippian prospect lands. Vangold has a 10% interest in the test well and a 6% interest in P&NG rights earned.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged

approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RETAINS INVESTOR RELATIONS FIRM

December 16, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that it has retained the services of MarketSmart Communications Inc. ("MarketSmart") to provide investor relations services for Vangold. The term of the agreement is 3 months and may subsequently be renewed. The TSX Venture Exchange has conditionally accepted for filing the agreement between Vangold and MarketSmart.

MarketSmart was formed in 2002 by that firm's President, long-time investor relations consultant, Maria Da Silva. Ms. Da Silva has over 20 years experience in the fields of compliance and market communications.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

December 5, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 100,000 incentive stock options to a consultant of Vangold subject to TSX Venture Exchange ("TSX") approval. The options are exercisable for five years at a price of $0.35.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

December 1, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 800,000 incentive stock options to consultants and/or employees of Vangold. The options are exercisable for five years at a price of $0.35. In keeping with the policies of the TSX Venture Exchange and the Stock Option Plan, these options shall vest equally over a period of 18 months.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

RECEIVED 2006 MAR 10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD REPORTS ON KILLAM N AND SARCEE PROJECTS

November 30, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that the operator of the Killam North Oil Field Project, Culane Energy Corp. (TSX-V: CLN) ("Culane"), has provided an update on the Killam North Oil Field Project in a news release dated November 28, 2005. The Killam North Oil Field Project is located in Central Alberta, Canada. Vangold holds a 26.25% working interest in this field. Culane reports as follows:

In the third quarter of 2005 Culane's efforts remained focused on acquiring the necessary governmental approvals to begin its pre-drilling operations. Having received its Killam N withholding application approval from the EUB, Culane commenced horizontal drilling operations on October 27, 2005. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date.

Culane has also drilled and cased one vertical well at Killam N and has commenced drilling operations on the next multi-leg horizontal well as of November 23, 2005. In addition to the drilling operations underway Culane anticipates drilling 4 to 5 additional multi-leg horizontal wells and one more vertical test well at Killam N.

Vangold also announces that its partner Arapahoe Energy Corporation (TSX-V:AAO) ("Arapahoe") has provided an update on the Sarcee Gas Discovery in a news release dated November 28, 2005. Vangold holds a 6% working interest in the Sarcee Gas Discovery. Arapahoe reports as follows:

[Arapahoe] advises that the C1 Sarcee 12-13-23-4W5M Mississippian Test Well is scheduled to be acidized and flow tested between November 28 and December 10, 2005. Results will be released after that time.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]. This project is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES THIRD QUARTER RESULTS

November 29, 2005, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of the third quarter results to September 30, 2005. The detailed consolidated interim statements for the nine months ended September 30, 2005 and 2004 are available for viewing on Vangold's website at www.vangold.ca or at www.sedar.com.

Operating revenues for the nine months ended September 30,2005 were $457,204 up $279,500 from the same period in 2004, as a result of new production from the Killam East Field, which came on line in 2005. Total expenses for the nine months ended September 30, 2005 were $1,066,378 vs. $909,329 for the same period in 2004.

For the nine months ended September 30,2005, a net loss of $692,539 was reported as compared with a net loss of $ 776,705 for the same period in 2004 and a basic loss of ($0.02) per share compared with ($0.03) per share for the same period in 2004. Net proceeds from financing activities during the period under review totaled $3,736,974 vs. $1,527,445 for the same period in 2004. Vangold is using these funds primarily for oil and gas field development.

As at September 30, 2005 Vangold had cash and cash equivalents of $1,425,895, accounts receivable of $ 184,558, prepaid expenses of $9,132, payable to joint interest owners of $24,547, accounts payable of $ 42,965, due to related parties of $ 4,211 for total working capital of $1,528,280 compared to $216,989 for the same date in 2004.

Management of Vangold foresees continued significant expenditures on its oil and gas projects, stepped up exploration in Papua New Guinea and commencement of exploration in West Uganda. These expenditures are contingent upon Vangold's continued ability to fund these projects through private placements, other forms of financing and revenue from oil and gas programs. In the event that Vangold does not secure the required funding, management will review the on-going expenditures and take appropriate action.

Vangold Resources Ltd. is a unique natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam N oil field. Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam N oil field. The first multi-leg horizontal well in this phase has been drilled, completed and equipped with a single well battery. Culane has started the production testing of this well and production has averaged approximately 250 barrels of oil per day to date. This production drill program is to be completed in January 2006.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool).

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

In the gold sector, drilling will commence early 2006 at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or be email brynelsen@vangold.ca or visit our website at www.vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

KANON OWNED DRILL RIG TO BE MOBILIZED TO MT. PENCK

November 17th, 2005 - Vancouver, BC – Vangold Resources Ltd. ("Vangold") Vangold announces that its partner, New Guinea Gold Corporation, ("NGG") has reported that the diamond drill rig, owned by Kanon Resources Ltd, a Papua New Guinea company which is owned 50% Vangold and 50% NGG, is expected to be delivered to the Mt. Penck project site in December, 2005.

Ownership of the Kanon drill allows Vangold and NGG to markedly increase drilling efforts therefore allowing for a steady flow of drill results. Owning the rig should also provide a marked reduction in costs, since drill contract rates in Papua New Guinea have substantially increased in the past two years due to increased demand. NGG intends to focus the drilling on defining resources to NI 43-101 standards at key Kanon and Vangold/NGG projects.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam North oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

6,000 M PROGRAMME OF BULLDOZER TRENCHING IN PROGRESS AT MT. NAKRU

November 10th, 2005 - Vancouver, BC – Vangold Resources Ltd. ("Vangold") announces that it has received a report from Dr. David Lindley, PhD, VP Exploration, PNG and lead geologist Vangold's projects in Papua New Guinea. Dr. Lindley has returned from a three-week trip to Papua New Guinea and has provided a report on the Mt. Nakru property. The Mt Nakru property is located in West New Britain Province, Papua New Guinea. Mt. Nakru is owned 75% New Guinea Gold Corporation and 25% by Vangold.

Dr. Lindley reports:

Work at Nakru 1 Prospect continues. Three machines are working on this prospect. Two contour trenches are being cut at the moment. Volcanic ash up to 5m thick has been encountered in both trenches. Trenches are being sampled literally with each metre of advance, because of the instability of the high unsupported and undercut banks of volcanic ash created during dozer excavation to bedrock, on the steep slopes and with the likelihood of daily heavy afternoon rainfall.

Trench 1: This trench has now been terminated at 1,600 m (ultimate length is 2,000 m). Bedrock alteration extends beyond 1,600 m but it was decided to accelerate work on other trenches before deciding to complete this trench. Total of 562 "bottom of trench" samples are in Kimbe ready for dispatch to ALS-Chemex laboratories in Townsville, Australia.

Trench 2: This trench has been advanced to 1,000 m (ultimate length is 2,000 m). Sampling and mapping has commenced with over 200 samples collected. This trench 200 m to the north of Trench 1.

Trench 3:This trench is 200 m to the south of (and uphill from) Trench 1. Work is yet to commence on this trench.

Trench 4: This new trench is 200 m NE of and down-slope from Trench 2. Trenching advanced to 300 m. Ultimate length of trench 600 m.

Observations from Trenches 1, 2 and 4 confirm a zone of intense silicification and brecciation traceable in a NE direction for a +400 m (measured down-slope) interval. Some zones of silicification are very dense and hard on hammers and chisels. Arguably, this is the first time at Mt. Nakru that we have been able to trace such a coherent zone of alteration and brecciation beneath the thick volcanic ash and across the steep slopes of the prospect. Macmin Silver Ltd.'s ("Macmin") previous trench results of 160 m @ 0.72 g/t Au and 35 m & 1.2 g/t Au apparently sampled this zone.

It is anticipated that about 1,000 trench samples in total will be collected during the current field program.

Trenching is due for completion at the end of November 2005.

Technical aspects of the Mt. Nakru property with details of previous exploration follow.

The mineralised Mt. Nakru intrusive/extrusive complex is located near the southeastern end of a cluster of Late Oligocene-Early Miocene porphyries aligned in a generally northwesterly-southeasterly direction

across western New Britain island. In the well-dissected central and northwestern portions of this cluster, porphyry-style alteration and mineralisation is hosted in the Plesyumi and Kulu River (Simuku) intrusives. The Mt. Nakru intrusive/extrusive complex is located at the topographically highest point along the cluster of porphyries and accordingly appears to be least dissected. The complex is presumably of late Oligocene-Early Miocene age and is hosted in a sub-volcanic acid-intermediate sequence of interbedded epiclastic rocks (volcanic conglomerate), weakly porphyritic acid lava flows and porphyritic dacite. A late-stage diatreme breccia body is present near the summit of Mt. Nakru.

Previous exploration at Mt. Nakru between 1985-1998 defined four prospects. Nine diamond drill holes have been completed at the project (all on the Nakru 1 Prospect). The Mt. Nakru mineralisation is typically of a gold-rich porphyry copper type with numerous trench and at least one long drill intercept of anomalous Cu and Au. Potential exists for supergene enrichment of gold and copper in the upper levels of the system. Extensive surficial deposits of ferruginous, gossanous gold-rich, copper depleted, colluvium which blanket the top of Mt. Nakru may be prospective for a small-medium sized oxide gold resource.

A summary of key points of previous exploration follows.

Nakru 1 Prospect

The Nakru I Prospect has been the most intensively explored of all four prospects. Soil geochemical sampling has outlined an 850 m x 400 m area of gold (>0.05 ppm), base metal and arsenic anomaly below a surficial covering of volcanic ash. City Resources (PNG) Pty Limited drilled three diamond drill holes (396.55 m) and BHP sited an additional five drill holes on their interpretation that the target zone was likely to lie peripherally to or towards the northwest of a vent postulated to exist at the summit of Mt. Nakru. Macmin completed one drill hole to test the depth extensions of mineralisation intersected in NAK003 and Q74D6. NAK003 intersected 93.99 m @ 0.46 g/t Au and 0.43 % Cu; Q74D6 intersected copper mineralisation over the entire 205.0 m length of the hole which averaged 0.4 % Cu.

Additional bulldozer trenching subsequent to diamond drilling has located a broad zone of 245 m width averaging 0.8 g/t Au, located to the northeast of drill hole NAK002. The trench terminated in a 35 m zone that averaged 1.2 g/t Au. The present program of trenching is targeting this area.

A summary of significant trench and drilling results follows:

Table 1- Nakru 1 Prospect: Trench and drill hole results

Colluvial deposits and bedrock exposures

TRENCH/ DRILLHOLE	MINERALISED INTERVAL		
	WIDTH	GOLD (G/T)	CU (%)
A	15 m	0.75	-
B	27 m	0.97	-
C	21 m	0.53	-
D	27 m	1.2	-
E	9 m	1.2	-
F	18 m	0.58	-
G	42 m	0.90	-
H	51 m	2.2	-
J	42 m	0.61	-
K	45 m	2.5	-
L	46 m	0.70	-
M	21 m	0.69	-

TRENCH/ DRILLHOLE	MINERALISED INTERVAL		
	WIDTH	GOLD (G/T)	CU (%)
N	21 m	0.97	-
O	15 m	0.91	-
P	21 m	0.97	-
Trench NE of NAK002	245 m	0.80	-
	Including		
	35 m (at end of trench)	1.20	-
NAK001	8.60 m	1.34	-
NAK002	8.0 m	1.13	-
NAK003	27 m	0.51	-

NB: Cutoff grades: Au – 0.5 g/t Au; Cu – 0.1% Cu. – denotes value below cutoff grade.

At Mt. Nakru, early thin quartz-pyrite veins with rare sulphide mineralisation are post-dated by thick quartz-coarse pyrite veins with chalcopyrite and minor sphalerite. Sulphide assemblages are dominated by chalcopyrite-pyrite. This fracture controlled alteration overprints and post-dates extensive pervasive sericitic and argillic alteration. The prospect may represent the upper levels of a porphyry copper system. The system extends beyond the limits of mapping to-date.

Table 2 – Nakru 1 Prospect: Drill hole results

DRILL HOLE	MINERALISED INTERVALS					
	FROM	TO	WIDTH	AU (G/T)	AG (G/T)	CU (%)
NAK001 123.05 m	32.0 m	82.0 m	50.0 m	-	-	0.4
	Including		2.6 m	-	-	2.66
NAK002 88.65 m	0.0	47.34 m	47.34 m	0.312	-	-
NAK003 184.85 m						
	90.86 m	184.85 m	93.99 m	0.46	-	0.43
	Including		45.85 m	0.75	5	0.52
			1.6 m	1.54	4	0.52
			1.5 m	3.2	8	0.3
			1.55 m	5.17	11	0.24
Q74D4 108.0 m	NSR – results not available					
Q74D5 109.0 m	NSR – results not available					
Q74D6 205.0 m	0.0 m	205.0 m	205.0 m	-	-	0.4
	93.0 m	167.0 m	74.0 m	-	-	0.78
	146.0 m	167.0 m	21.0 m	-	-	1.10
Q74D7 64.0 m	NSR – results not available					
Q74D8 77.0 m	NSR – results not available					
NAK009 330.20 m	NSR					

NB: Cutoff grades: Au – 0.5 g/t Au; Cu – 0.1% Cu. – denotes value below cutoff grade: NSR – no significant results from drill hole.

Nakru 2 Prospect

The Nakru 2 Prospect lies within the Mt. Nakru intrusive/extrusive complex, approximately 1,000 m west of Nakru 1 Prospect. The prospect was located by tracing mineralised stream float to it source. Float samples assayed up to 0.55 g/t Au with base metal values of up to 21 % Zn and 2.36 % Cu. The prospect consists of structurally controlled, narrow northeast, northwest and west-northwest trending zones of brecciation, silicification, clay and pyrite. Soil sampling, hand and bulldozer trenching have been completed on the prospect. Three of the 24 samples collected during reconnaissance sampling by Macmin returned copper values > 1% (2.16 %, 1.28 %, 19.90 % - the latter two were from outcrop). The sample that contained 1.28 % Cu also contained 0.28 g/t Au and was collected from a silicified sulphidic breccia zone of about 50 m width. No drilling has been completed. A summary of trench sampling follows:

Table 3- Nakru 2 Prospect: Summary of significant trench results

TRENCH	MINERALISED INTERVALS		
	WIDTH	AU (G/T)	CU (%)
Northern Zone (Macmin)	25 m	-	1.43
Northern Zone (Cyprus Amax re-sampling)	0.8 m	-	11.8
	23.1 m	-	0.14
	4 m	-	6.6
	6 m	-	0.30
Southern Zone (Macmin)	25 m	1.06	-
Southern Zone (Cyprus Amax re-sampling)	27.9 m	0.78	0.1

NB: Cutoff grades: Au – 0.5 g/t Au; Cu – 0.1% Cu. – denotes value below cutoff grade.

Nakru 3 Prospect

The Nakru 3 Prospect lies within the Mt. Nakru intrusive/extrusive complex, approximately 1,700 m north of Nakru 1 Prospect. The prospect was located by tracing mineralised stream float to it source. Very little surface work has been done on this prospect. Reconnaissance sampling returned up to 5.2 g/t Au from a silicified shear zone with pyrite and magnetite. An hydrothermally altered breccia returned 2.1 % Cu. No bulldozer trenching or diamond drilling has been completed.

Nakru 4 Prospect

The Nakru 4 Prospect is defined by a broad + 5 ppb gold in soil (BLEG) anomaly and is located approximately 1,300 m northwest of Nakru 1 Prospect. Because of the extensive volcanic ash cover in the area, the anomaly has been further investigated by Macmin with a program of 423 Wacker drill holes. Hole depth varied up to 15.2 m, but averaged approximately 5 m for a program total of 2,772 m. The area sampled measured approximately 500 m x 3,000 m. Drilling defined several subtle gold anomalous zones, with the most coherent, highest grade zone measuring 250 m x 75-150 m. A summary of Wacker sampling results follows:

Table 4- Nakru 4 Prospect: Summary of significant C-horizon soil (Wacker drill) results

ANOMALOUS WIDTH	WEIGHTED ASSAY AVERAGES			PEAK VALUES		
	AU (G/T)	AS (PPM)	CU (PPM)	AU (G/T)	AS (PPM)	CU (PPM)
100 m Including 50 m	0.206 0.40	73 132	395 365	0.62 0.62	202 202	896 896
25 m	0.093	5	141	-	-	-
50 m	0.195	11	216	0.210	11	251
25 m	0.230	76	472	-	-	-
25 m	0.070	5	91	-	-	-
25 m	0.099	21	156	-	-	-
75 m	0.072	10	268	0.082	16	427
50 m	0.116	5	124	0.210	5	126
75 m	0.050	16	164	0.080	46	217
25 m	0.080	23	133	-	-	-
50 m	0.048	4	308	0.068	8	417

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam North oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

OIL AND GAS UPDATE

November 9, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") provides the following update on four of its current oil and gas projects located in Alberta, Canada.

Killam North Oil Project

The operator of the Killam North Oil Field Project, Culane Energy Corp. (TSX-V: CLN) ("Culane"), spudded the first horizontal well on October 27, 2005. The Killam North Oil Field Project is located in Central Alberta, Canada. The Killam North Oil Field Project is owned 50% by Culane and 50% by its partners. Vangold holds a 26.25% working interest in this field.

As of November 8, 2005, the well reached a total depth on its second horizontal leg. Continuous oil shows and good sandstone reservoir development were encountered during the horizontal drilling operations. The length of the horizontal legs varies between 600 and 800 meters.

Sarcee Gas Project

C1 Energy Ltd. ("C1"), the operator of the C1 et al Sarcee 12-13 gas discovery, has announced in a news release dated November 1, 2005, that the completion program has commenced at that project. Vangold has a 10% working interest in the test well and a 6% working interest APO in P&NG rights earned. C1 reports as follows:

Sarcee Completion and Possible Production Impact

Completion operations of the Sarcee 12-13 well commenced on October 26, 2005. The operation includes an acid stimulation treatment which is typically required to establish commercial productivity in these types of wells. The total completion and production testing operation is expected to take up to four weeks.

Antelope Lake and Chigwell Gas Projects

Vangold has a 17.64% working interest APO in the Antelope Lake project and a 6.95% working interest APO in the Chigwell project. Eastland Resources Ltd., the operator, of these projects, has provided the following update:

Antelope Lake

The well located at 15-12 will be put into production after more wells have been drilled in the area. A new operator, Fairwest Energy Corporation, will take over the project. Fairwest has re-processed some of our seismic data and found a more attractive location. The well located at 1-29 is wet in all the zones that we tested, however the new seismic shows a better location and the operator might propose a new location.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Chigwell

This well is going to be operated by Choice Resources in the near future. Their aim is to put the Viking zone on production as soon as possible to create cash flow before attempting to produce the Ellerslie.

The Viking zone in the area is producing between 300 - 500 mcfpd a day. The Ellerslie could produce 50 - 80 barrels of oil a day

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam North oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD CLOSES PRIVATE PLACEMENT

November 7, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") - Further to a news release of October 21, 2005, Vangold announces the closing of a private placement as to 8,885,028 units at $0.25 per unit. Each unit consists of one share and one share purchase warrant exercisable for a period of one year at $0.35. The shares are subject to a hold period and may not be traded until March 8, 2006. Vangold paid a finder's fee of $3,750.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

FENI ISLAND EXPLORATION UPDATE

November 3, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has received a report from Dr. David Lindley, PhD, VP Exploration, PNG and lead geologist for Vangold's projects in Papua New Guinea. He is presently completing a review of all historical data on the Feni Island property. Dr. Lindley is a Member of the Australian Institute of Geoscientists, with in excess of 25 years experience and is thus a Qualified Person in accordance with NI 43-101. The Feni Island property is located in New Ireland Province, Papua New Guinea, and is owned 50% by Vangold and 50% by New Guinea Gold Corporation ("NGG") with Vangold having the option to earn a further 25%.

Dr Lindley reports:

The Feni island data review is nearing completion and the following is a preliminary statement on some of the more interesting findings. The anticipated start to fieldwork on Feni will be during the first quarter of 2006.

There can be little doubt that Lihir-type gold mineralization is present somewhere on the Feni Islands. The evidence for this comes from an examination of the nature of gold in panned concentrates from two areas from the Central "Caldera" area of Ambitle Island. Panned concentrates from several upper Nanum River tributaries and Matangkaka Creek are unusual in that despite their very high assay gold contents (30-85 ppm), only a few colours of gold are visible in the pan. This indicates the presence of very fine-grained gold, typical of the refractory gold of the Lihir Island deposits, where virtually all gold is locked up as micron-sized grains within pyrite. Subsequent weathering and oxidation of the pyritic Lihir ore liberates micron-sized gold grains, similar to what we now find in these two areas on Ambitle Island.

The exact source of this refractory gold remains a mystery. One cannot locate the source by following the courses of the several Nanum tributaries and Matangkaka Creek to their headwaters. These modern streams appear to be merely re-working the "refractory gold" from ancient drainages that existed prior to a 2,300 year b.p. eruption which blanketed the area with a thick volcanic ash (tephra) layer. We need to know details of the pre-eruption land-surface and its stream courses. Mapping of the pre-tephra surface, using drill-intersection thickness data, was attempted by previous explorer Ingold Holdings (PNG) Inc., but was inconclusive.

An obvious source area has to be the Dome Prospect, which occupies a 1.5 km^2 area between the upper Nanum tributaries and Matangkaka Creek. The prospect was identified in 1985 and has always been regarded as a volcanic dome, a plug-like intrusive feature typical of the late, waning stages of a volcano. This is not the case. Although many drillholes (including 50 aircore holes drilled in 1985) failed to penetrate the massive, hard trachyte, at least 4 drillholes since 1985 have penetrated the trachyitic rocks. One hole intersected a 138 m interval of altered pre-trachyte volcaniclastic rocks beneath 10 m of trachyitic lava. Much of the Dome Prospect is in-

fact blanketed by a comparatively thin (10-70 m drill indicated thickness) trachyitic lava flow, with the actual parent dome restricted to a relatively small area at the NE extremity of the prospect.

The Dome Prospect is considered to be highly prospective for the discovery of either blind Lihir-style gold mineralization or structurally controlled high-grade mineralization for the following reasons:

1) *The prospect is immediately central to all known occurrences of panned concentrate "refractory-gold" on Ambitle Island.*
2) *Altered rocks, including phyllic (sericite-quartz-pyrite), argillic (illite-smectite-pyrite) and advanced argillic (opal-kaolinite-pyrite), appear to pass under the margins of the Dome trachyte lava sheet.*
3) *Spectacular occurrences of anhydrite sealed rocks, typical in the Lihir deposits, outcrop and have been intersected in drilling to the immediate N of the Dome trachyte lava sheet. Their distribution indicates the possibility of a N-S structural zone passing under the Dome trachyte lava. Massive cliff-like exposures of anhydrite measure metres in height and width and contain copper-rich minerals including enargite and covellite.*
4) *The SW margins of the Dome trachyte lava sheet appear to overlie the Matangkaka Intrusive Complex. This is supported by aeromagnetic interpretation.*
5) *The prominent NE trending Kabang Structure (which has controlled the emplacement of the Matangkaka Intrusive Complex and the satellitic Kabang Stock) can be traced across the Dome Prospect (using radar imagery). This indicates the operation of a long-active basement-penetrative structure, a suitable conduit for mineralising fluids and a locus for mineral deposition. Prospective targets include the Kabang Structure beneath the Dome trachyte lava sheet and its intersection with the N-S trending anhydrite sealed zone.*

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

NEWS RELEASE

MT. PENCK UPDATE

November 1, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has received a report from Dr. David Lindley, PhD, VP Exploration, PNG and lead geologist for Vangold's projects in Papua New Guinea. Dr. Lindley has returned from a three-week trip to Papua New Guinea and has provided his report on the Mt. Penck property. The Mt. Penck property located in West New Britain Province, Papua New Guinea, is owned by Kanon Resources Ltd.("Kanon") which in turn is owned 50% Vangold and 50% New Guinea Gold Corporation ("NGG"). The Mt Penck property is owned 40% by Vangold and 60% by NGG.

Dr Lindley reports:

During July-November 2005 we have achieved the following at Mt. Penck:

1) *Establishment and sampling of a soil grid covering all known prospects, containing 15 cross-lines (100 m separation) totaling 14,900 line m. 555 soil and 130 rock samples were collected. Geological mapping of soil auger rock chips has been an important component of this programme. Results are awaited.*
2) *Preparation of a review of all historical exploration data of BHP, Indo-Pacific Resources and Kanon with recommendations for field follow-up. This has also included the relogging of Kanon's seven drill holes completed at Kavola East in 2004.*
3) *The combined technical review and soil grid geological mapping has led to the recognition of an aeromagnetic anomaly and potassium anomaly (in this case reflecting K-mica [sericite] alteration) coincident with a zone of sericite-quartz-pyrite alteration and a topographic depression lying at the centre of all known prospects. Pannable gold is present in a stream at the centre of this area. This area of interest has gone unrecognized by previous explorers and remains little sampled and undrilled.*
4) *Extra surface work including relocation of old BHP and Indo-Pacific trenches at Kavola East and Koibua, cutting drill sections, mapping at Koibua Prospect, reconnaissance prospecting in the Peni Creek prospect area etc was completed. The relocation of old trenches (many of which carry anomalous gold grades) will assist in drill hole placement. This work is necessary ahead of receipt of soil results and drilling. Drilling is planned to commence at the Kavola East Prospect. Relationships with landowners have improved dramatically thanks to the efforts of our project geologist.*

The Kanon drill rig is expected to arrive in Kimbe from Australia on 23 November 2005. Drilling is expected to commence following mobilization of the rig and supplies to the Mt. Penck site.

There is a good story to be told of the Mt. Penck hydrothermal system, with potassium and aeromagnetic geophysical anomalies coincident with a similarly shaped zone of sericite-quartz-

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool). Vangold and its partners are currently drilling a 16 well program on its 26.25% owned Killam oil field. This production drill program is to be completed in January 2006. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD AMENDS TERMS OF PRIVATE PLACEMENT

October 21, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that the Board of Directors have agreed to amend the terms of a private placement announced September 23, 2005, by changing the price of each unit from $0.30 to $0.25. The price of the share purchase warrant is also amended from $0.40 to $0.35. The amount of proceeds will be amended from $2.5M to $2M. Accordingly, the total number of units will be amended from 8,333,333 to 8,000,000. The proceeds of the private placement will be used to continue various work programs in Papua New Guinea, for the exploration and development of oil and gas projects and general working capital. The private placement is subject to TSX Venture Exchange approval.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's upcoming oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool) and developing the 30 well potential at Killam Oil Field. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

DRILLING PERMITS ISSUED FOR KILLAM OIL FIELD DRILLING TO COMMENCE

October 19, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that the operator of the Killam North Oil Field Project, Culane Energy Corp. (TSX-V: CLN) ("Culane"), has obtained the first two drilling licences from the Alberta Energy and Utilities Board ("EUB"). The Killam North Oil Field Project is located in Central Alberta, Canada. Vangold holds a 26.25% interest in this field.

On August 31, 2005, Vangold announced that the EUB had given the Killam North project a new oil pool status named the Mannville F2F pool and had granted good production practice to Culane. It was also reported that Culane had completed and submitted the holding application for the development of Killam North to the EUB which, upon approval, would allow Culane to commence its horizontal development drilling program. Drilling of the new wells is scheduled to commence the week of October 24, 2005.

The Killam test well has been producing 120 BPD since its completion in January, 2005. Culane plans to drill 14 additional horizontal legs by January, 2006. Drilling will be continuous with each triple leg horizontal well taking approximately 2 weeks to complete. In addition to the 14 horizontal legs, 2 water injection wells will be drilled during this program.

The development of this oil field will have a significant positive impact on Vangold's oil and gas revenues. Pending the successful completion of this 14 horizontal well program, Vangold anticipates that further wells could be developed in 2006.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's upcoming oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool) and developing the 30 well potential at Killam Oil Field. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

October 17, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that further to a news release of August 23, 2005, the completion of the second tranche of a 1,000,000 unit non-brokered private placement as to 300,000 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.30. The shares are subject to a hold period and may not be traded until February 13, 2006.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 advanced stage projects. Vangold's upcoming oil and gas drilling programs in Alberta, Canada, include Sarcee, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]); Rocky Mountain House Deep Gas Basin (close to Shell's trillion cubic feet pool) and developing the 30 well potential at Killam Oil Field. In the gold sector, drilling will commence in December at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

CORRECTION TO NEWS RELEASE OF OCTOBER 6, 2005

VANGOLD ACQUIRES THREE ADDITIONAL LICENSES IN UGANDAN COPPER-COBALT PROSPECT

October 7, 2005 – Vancouver, BC - On October 6, 2005, Vangold Resources Ltd. ("Vangold") announced that it had optioned 3 additional copper/cobalt properties in western Uganda to earn a 100% interest, from Rwenzori Copper & Nickel Ltd. ("Rwenzori"), for which no additional consideration was to be paid. This was reported in error. Subject to TSX Venture Exchange approval, Vangold will issue an additional 50,000 common shares to Rwenzori in consideration of the three new claims.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. In addition, Vangold has an option to earn a 100% interest in seven copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangol.d

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ACQUIRES THREE ADDITIONAL LICENSES IN UGANDAN COPPER-COBALT PROSPECT

October 6, 2005 – Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that it has optioned 3 additional copper/cobalt properties in western Uganda to earn a 100% interest, from Rwenzori Copper & Nickel Ltd., a Ugandan company. These additional licenses will be added to the original agreement that was announced on July 11, 2005. No additional consideration will be paid by Vangold. Vangold now has a total of seven exploration licenses in Uganda which cover over 80 sq. kms.

Two of these new licenses are located in the former Kilembe Mine concession area (previously owned by Falconbridge Ltd.) concession area which was mined between 1956 and 1977. The mine produced over 16,000,000 tonnes of ore grading 1.98% copper and 0.17% cobalt. Falconbridge explored the named prospects from 1959-1972 to identify additional ore bodies to increase the life of the mine. Each of the prospects has mention of copper mineralization in a similar geological environment to that of the Kilembe Mine. The history of the mine indicates that these areas would have been explored and possibly developed as required to replace reserves as the Kilembe Mine matured. This was never undertaken because of political turmoil in 1972 that forced closure of the mine before additional reserves were necessary.

Vangold's third new license is located on the east side of Kilembe in the Western Rift Valley in the Fort Portal Area. This license covers a trend of metamorphosed mafic volcanics and volcanic sediments on the east side of the Western Rift Valley. These rocks constitute a portion of the extension of the copper – cobalt mineralized units found at the Kilembe Mine. Soil geochemistry by Kilembe Mines Ltd. in the 1960's located anomalous base metal values in the permit area. Geophysical surveys by Kilembe Mines (1960s), Vangold (1997), and Anglovaal Mining (Avmin) (1998) detected two electromagnetic anomalies. A hole drilled by Kilembe Mines Ltd. in the 1960's in the vicinity of this anomaly was determined by MaxMin surveys (Vangold) and TEM surveys (Avmin) to have been in the wallrocks of the anomaly. In 1998, Avmin drilled a short hole which did not reach the target. A second Kilembe hole positioned on strike to the northeast intersected copper mineralization.

During the period of exploration by Vangold in 1997, artisan miners were recovering coarse placer gold from a stream valley in the southwest corner of the permit. Therefore this area will be examined for both gold and copper-cobalt mineralization.

As reported in July, Vangold geologist, Locke Goldsmith, P.Eng, P.Geo. believes that the area presents an attractive target for identification of copper-cobalt mineralization within the historic mining district. Furthermore, infrastructure is in place at the Kilembe Mine, as well as an extraction facility at Kasese (near Kilembe) for recovery of cobalt from pyrite mill tailings. The first phase of the recommended exploration program will include GPS control to relocate mineralized outcrops (and possibly drill sites).Vangold has also acquired the Kafunzo license which is located in southwestern Uganda in the Burundi – Tanzania nickel belt. It is a dipolar anomaly with very high amplitude. Modeling of the data indicates a depth of approximately 260

meters below surface, with a steep dip to the southwest. The causative body is highly magnetic, with remnant magnetism being present. Vangold with its partner, Anglovaal Mining, spent over US$1 million on exploration during the late 1990's.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. In addition, Vangold has an option to earn a 100% interest in seven copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

1.0m @ 17.65g/t gold & 7.1m @ 3.44g/t Gold Intersected at Two Prospects at Allemata Property

October 3, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Allemata Property. Kanon is owned 50% Vangold and 50% NGG. The Allemata Property is also owned 50% by Vangold and 50% NGG.

Six holes were drilled totalling 764.9m during the second and third quarters of 2005. All holes encountered gold intersections, mainly at depths of less than 50m down-hole.

At Ulo Ulo prospect several, relatively narrow intersections were encountered such as 1.0m @ 17.65g/t gold; 1.55m @ 5.87g/t gold; 1.9m @ 9.39g/t gold; 0.5m @ 6.02g/t gold ; 0.1m @ 32.2g/t gold, 33g/t silver, 2.35% copper and 0.11% zinc; plus other intersections of up to 7m in width at gold grades of less than 5g/t gold.

At Mt Haluba, Kanon drilled one deep hole to 200m depth, also encountered near surface mineralisation of 7.10m @ 3.44g/t gold plus other intervals such as 2.90m @ 2.39g/t gold and 2m @ 4.17g/t gold.

Kanon and Indo Pacific drill results at Ulo Ulo are shown below:

KANON DRILL HOLES

DRILLHOLE	INTERVAL (m)	WIDTH (m)	COMMENTS			
			Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
UDH001 (50.0 m)	2.20 -3.40 incl.	1.20	3.01	-	-	-
	-	**0.50**	**6.02**	**8.1**	**-**	**0.45**
UDH002 (99.0 m)	23.35-23.45	**0.10**	**32.20**	**33.4**	**2.35**	**0.11**
	25.00-25.60	0.60	1.78	-	0.16	-
	34.00-35.00	**1.00**	**17.65**	-	-	-
	50.60-52.00	1.40	0.93	-	-	-
	91.45-93.00	1.55	5.87	-	0.25	-
UDH003 (100.70 m)	5.10-7.00	**1.90**	**9.39**	-	-	
	27.50-27.90	0.40	4.66	5.1	0.40	-
	29.30-29.60	0.30	1.28	-	0.17	-
UDH004 (120.0 m)	14.00-14.30	0.30	1.06	-	0.12	-
	14.30-15.30	1.00	-	-	0.13	-
	16.70-17.50	0.80	1.57	-	0.11	-
UDH005 (194.90 m)	15.20-16.20	1.00	0.91	-	0.34	-
	19.00-21.00	2.00	1.03	-	-	-
	31.00-38.10	**7.10**	**0.60**	-	**0.25**	-
	Incl.	**0.20**	**1.22**	**10.2**	**1.04**	-
	And	0.30	1.42	6.1	0.30	-
	48.00-49.00	1.00	0.77	3.6	-	-
Cut-off grades: Au – 0.5 g/t Au; Ag 3.0 g/t Ag; Cu 0.1 %; Pb 0.1 %; Zn 0.1 %. - = denotes result below cut-off grade.						

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

INDO PACIFIC DRILL HOLES

DRILLHOLE	INTERVAL (m)	WIDTH (m)	RESULT			
			Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DDH U01	10.0-12.0	2.0	4.74	3.0	-	0.22
(38.0 m)	22.2-22.8	**0.6**	**11.61**	-	-	**0.37**
DDH U02 (40.5 m)	NSR					
DDH U03 (40.8 m)	NSR					
DDH U04	0.0-1.0	1.0	2.01	-	-	-
(49.2 m)	44.7-45.2	0.5	7.60	-	-	-
DDH U05 (35.0 m)	19.2-19.7	**0.5**	**10.85**	**3**	**0.11**	-
DDH U06 (40.8 m)	NSR					
DDH U07 (40.8 m)	NSR					
DDH U08	11.05-12.4	1.35	1.94	6	0.45	-
(31.2 m)	12.4-13.4	**1.0**	**7.13**	7	**0.21**	-
	13.4-14.0	**0.6**	**13.73**	-	**0.15**	-
	14.0-16.0	2.0	1.83	-	-	-
	16.0-18.0	2.0	0.59	-	-	-
Cut-off grades: Au – 0.5 g/t Au; Ag 3.0 g/t Ag; Cu 0.1 %; Zn 0.1 %. - = denotes result below cut-off grade; NSR = no significant results.						

Kanon, in late 2004, early 2005 completed a fairly comprehensive surface geochemical survey which located surface gold outcrops ranging up to 4m @ 100g/t gold plus wide zones of geochemically anomalous soils and rocks in trenches.

The location of all drill-holes and a summary of the geochemical surface results are shown on Figure 1. The locations and bearings of known adits or other underground workings are also shown. Further geology and geochemical data is available in the Technical Report at www.vangold.ca .

The drilling defined numerous relatively narrow or wider, lower grade gold zones which will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 sq km area and much of this area remains to be drill tested.

Mr. McNeil states *"At this time we still do not fully understand the controls on mineralisation at Ulo Ulo and we are continuing to evaluate all available data. When this is completed further exploration, including drilling will be carried out.*

Indo Pacific had previously drilled four holes and encountered significant intervals of near surface gold mineralisation, such as 14m @ 2.86g/t gold and 14.9m @ 2.19g/t gold.

Kanon drilled one deep hole to 200m depth, also encountered near surface mineralisation of 7.10 @ 3.44g/t gold plus other intervals such as 2.9m @ 2.39g/t gold and 2m @ 4.17g/t gold. All Indo Pacific and Kanon drill results are given in the tables below:

INDO PACIFIC DRILL HOLES

DRILLHOLE	INTERVAL (m)	WIDTH (m)	RESULT Au (g/t)	COMMENTS
DDH H001 (103.8 m)	2.0-16.0	**14.0**	**2.86**	Angled hole drilled under Trench G, F
DDH H002 (50.50 m)	0.0-3.0	3.0	1.75	Angled hole drilled under Trench E
	11.0-16.0	**5.0**	**2.76**	
	20.0-25.0	5.0	1.73	
DDH H003 (82.80 m)	4.6-7.5	2.9	2.21	**Vertical hole at Trench G**
	15.1-30.0	**14.9**	**2.19**	
DDH H004 (50.50 m)	9.50-14.1	4.6	1.96	Vertical hole at Trench F

KANON DRILL HOLES

DRILLHOLE	INTERVAL (m)	WIDTH (m)	RESULTS		COMMENTS
			Au (g/t)	Ag (g/t)	
DDH H005 (200.30 m)	11.50-18.60	**7.10**	**3.44**	-	Collar of hole DDH H005 is situated approx. 25 m NNE of the collar of Indo Pacific Resources DDH H001
	22.60-23.60	1.00	0.57	-	
	24.60-26.60	2.00	1.26	-	
	30.60-33.50	2.90	2.39	-	
	39.50-40.50	1.00	0.53	-	
	42.50-43.50	1.00	0.87	-	
	45.50-47.50	**2.00**	**4.17**	-	
	53.50-54.50	1.00	3.42	-	
	55.65-56.50	0.85	0.51	-	
	57.50-59.50	2.00	0.85	-	
Cut-off grades: Au – 0.5 g/t Au; Ag 3.0 g/t Ag. - = denotes result below cut-off grade					

The drilling at Mt Haluba has confirmed significant mineralisation within 60 metres of the surface and within a 100m by 100m area, high on the slopes of Mt Haluba, (Figure 2). Further trenching and drilling will be required to obtain an estimate of the amount of such mineralisation and this will be carried our after all surface and drill information have been completely evaluated.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold also announces that the Board of Directors has approved the issuance of 750,000 incentive stock options to employees/consultants. The options are exercisable for five years at a price of $0.30. The granting of certain of these options are subject to the approval of the TSX Venture Exchange.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further

drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold



Kanon Resources Ltd
New Guinea Gold & Vangold Resources
Joint Venture
EL 1323 - ALLEMATA
Drilling Summary. Figure 1
PAPUA NEW GUINEA
New Britain
Map Location Area ALLEMATA
Alotau
Trench Samples Gold g/t
0.5 to 35.4 (104)
0.1 to 0.5 (74)
-0.1 to 0.1 (120)
Rock Chips Gold g/t
0.5 to 100 (23)
0.1 to 0.5 (7)
0 to 0.1 (13)
Adit
Lode
0 50 100
METRES
Working area within EL 1323 ALLEMATA
DDHU04
DDHU08
DDHU07
DDHU06
DDHU05
UDH003 (KANON)
UDH004 (KANON)
UDH002 (KANON)
UDH005 (KANON)
UDH001 (KANON)
ADIT 15A 720'
ADIT 15 LODE
ADIT 89&17C 745'
ADIT 23 625'
ADIT 23 LODES
ADIT 81 820'
UPPER CYANIDE CREEK LODE
795'
9.2571
1.0286
9.6
39.8
31.9
1.26
29.7
8.2
1.1
1.43
1.46
0.92
6.96
12.8
35.4
1.18
1.61
1.51
2.62
2.54
2.2
3.68
0.63
1.56
100
1.45
25.6
71.9
3.1

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


Kanon Resources Ltd
New Guinea Gold & Vangold Resources
Joint Venture
EL 1323 - ALLEMATA
Drilling Summary, Figure 2
DDH5 (Kanon)
11.50-18.60 (7.1m @ 3.44 g/t Au)
22.60-23.60 (1m @ 0.57 g/t Au)
24.60-26.60 (2m @ 1.26 g/t Au)
30.60-33.50 (2.9m @ 2.39 g/t Au)
39.50-40.50 (1m @ 0.53 g/t Au)
42.50-43.50 (1m @ 0.87 g/t Au)
45.50-47.50 (2m @ 4.17 g/t Au)
53.50-54.50 (1m @ 3.42 g/t Au)
55.65-56.50 (0.85m @ 0.51 g/t Au)
57.50-59.50 (2m @ 0.85 g/t Au)
H004 (4.5m@ 1.97 g/t Au)
DDH5 (KANON)
H003 (2.9m @ 2.21 g/t Au,
14.9m @ 2.19 g/t Au)
H001 (14m@ 2.86 g/t Au)
H002 (3m@ 1.75 g/t Au,
5m@ 1.73 g/t Au
DIATREME BODY?
PAPUA NEW GUINEA
New Britain
Alotau
Map Location Area
ALLEMATA
Trench Samples
GOLD (g/t)
0.5 to 15.3 (82)
0.1 to 0.5 (155)
-0.1 to 0.1 (320)
Trench with samples greater than 0.5g/t Au shown
Drillholes with trace
N
W
E
S
0
20
40
METRES
Working area within
EL 1323 ALLEMATA

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

MT PENCK PROPERTY SIMILAR TO ROUND MOUNTAIN GOLD MINE, NEVADA . DRILLING TO RESUME IN DECEMBER 2005

September 29, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Penck property. Kanon is owned 50% Vangold and 50% NGG. The Mt. Penck property is owned 40% by Vangold and 60% NGG.

The Mt Penck evaluation program has defined initial drill targets at the Kavola East and Koibua prospects. Further targets are expected to be defined when all geochemical results from the current field program are available and assessed.

The Mt Penck property is in West New Britain Province, Papua New Guinea.. It is relatively accessible being situated within a few kilometres of the coast of New Britain.

The assessment program has included the following:

- Complete review of Kanon data and available data from earlier exploration by BHP and Indo Pacific;
- Review of aeromagnetic and radiometric data by consulting geophysicist Peter Swiriduik;
- Air-photo geological/structural interpretation; and
- Completion of surveyed grid over an area of approximately 2sq km and collection of approximately 560 auger soil samples and 100 rock samples, which together with existing geochemical data will allow a comprehensive surface geochemical assessment of the Mt Penck mineralised system.

Based on the review outlined above and of historical data, as further described, NGG has concluded that:

- **The Mt Penck system has similarities to the Round Mountain Gold Mine in Nevada USA, which has produced 7.0 million ounces of gold since 1976.**
- **The Mt Penck mineralised area covers approximately 2 sq kms as a part of the eroded Mt Penck stratovolcano complex.**
- **Gold mineralisation is widespread and that there has been sufficient exploration to show that potential exists to define a substantial resource of gold mineralisation.**
- **The mineralisation is controlled by both steeply dipping structures and low dipping favourable rock units. The fact that mineralisation occurs in these near horizontal units suggests gold mineralisation could occur in areas of Mt Penck without any visible surface expression. This will complicate exploration and require extensive "wild cat" drilling.**
- **An extensive drilling program is planned commencing towards the end of 2005 and which could take 12 months to conclude. Drill results should be reported on a regular basis from early 2006.**

Some historical data, not previously reported by NGG or Vangold, is available in this News Release. The data for the Kavola East prospect has been previously reported in NGG and Vangold News Releases.

Kanon has purchased a new drill rig which, over the next 6 to 12 months, will be largely dedicated to defining the potential and extent of mineralisation on the Mt. Penck property and is expected to allow NI 43-101 compliant resources to be estimated. The drill rig was originally expected to be available from mid 2005 but drill rig completion was delayed because of high volumes of work for the engineering firm building the drill rig. Delivery is now expected in November 2005.

The partners consider the Mt Penck property to have excellent potential to yield significant gold mineralisation with further drilling. Dr D. Lindley, Vice President Exploration, PNG (a qualified person as

defined in NI 43-101) has concluded a comprehensive report on the property. Dr David Lindley's conclusions included the following points:

- *"A model for the combined lithological and structural controls of mineralisation, as exemplified by the world-class Round Mountain gold deposit, Nevada, is readily applicable at Mt. Penck.*

- *Potential for both narrow, high-grade, structurally controlled mineralisation and large low-grade bulk tonnage mineralisation.*

- *All Mt. Penck gold prospects lie peripherally about a 600 m x 300 m elliptical zone noteworthy for its coincident aeromagnetic and potassium anomaly. Such a paired anomaly does not appear to be repeated elsewhere in the area covered by the airborne survey.*

- *The long axis of the elliptical, coincident magnetic/potassium anomaly stretches along the Kavola River near the Kavola East Prospect to a point mid-way between the Peni Creek and Koibua Prospects. BHP mapped extensive deposits of matrix-supported volcanic breccia within the central depression that is occupied by this segment of the Kavola River. They suggested that the central depression is possibly an old vent.*

- *Arsenic in soil and rock is a proven pathfinder to mineralisation at Mt. Penck."*

The locations of various prospects referred to in this Release and the area covered by soil sampling, are shown on the accompanying figure.

Dr Lindley suggests that the Mt Penck area has many similarities to the Round Mountain Gold Deposit in Nevada. He states:

"There are many similarities between the geologies of Mt. Penck and the large low-grade Round Mountain gold deposit, Nevada. In 1987 the deposit reserves were estimated at 178 mt @ 1.2 g/t Au. Since 1976 over 7.9 million ounces Au have been produced and in 2002 total Au production was 755, 493 ounces.

However, it should be remembered that there are several key differences. The Round Mountain deposit is hosted by acid (rhyolitic) rocks related to a caldera system, whereas the Mt. Penck system is hosted by intermediate-mafic (Andesitic and basaltic) rocks of a stratovolcano. The contrasting silica contents of host rocks in these systems may be reflected in differing hydrothermal alteration products.

The Round Mountain deposit is a useful example of the control of regional structures and host rock lithology on mineralisation. The deposit occurs in Tertiary volcanic rocks of a large caldera. Paleozoic rocks comprising metasediments and granite underlie the hydrothermally altered volcanic rocks in the mine area. The deposit is crudely elliptical in shape along a NW direction and measures 2,000 m x 700 m size. Multiple, nearly vertical, NW trending pre-mineral structures have played an important role in channelling hydrothermal fluids and localizing ore zones. Three hydrothermal ore zones are developed in accord with changing lithologies, including stockwork and vein ore in densely welded tuff (ignimbrite or ashflow tuff), disseminated ore in poorly welded tuff and high grade vein ore in granitic rocks). The dense, non-porous densely welded tuff was extensively shattered by pre- and syn-mineral faulting. Fluids passing along the major structures invaded the permeable stockwork zones. Stockwork mineralisation consists of minute veinlets of silica and associated disseminated pyrite. The ore zones in poorly welded tuff consist of 0.5-1.0% disseminated pyrite associated with weak to moderate pervasive silicification. The contrasting permeability's of the Round Mountain lithologies (densely and poorly welded tuffs) are related to their mechanical response to stress induced by fault movement along NW structures. The brittle

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

fracturing of densely welded tuffs is a response to deformation, contrasting with that of poorly welded tuffs, which have accommodated deformation.

Hydrothermal alteration at Round Mountain covers a 10 km^2 area and is concentrically zoned about a breccia pipe. It is unclear whether the breccia is the surface expression of a buried intrusive or a volcanic vent. Alteration intensity, in an overall sense, increases toward the central breccia zone."

The Mt Penck property consists of five prospects and four other "areas of interest". Individual prospect results and forward plans are summarised below. The overall drilling and trenching results, in the opinion of management, clearly show the significant potential of the area.

KAVOLA EAST PROSPECT

The Kavola East prospect covers a broad area of anomalous gold in soils (for location of trenches, drill holes and soil results see Technical Report – www.vangold.ca), approximately 350m by 200m. The drilling and trench results summarised below have been reported before but are included here to provide a more complete perspective of the prospect.
A single drill hole by Indo Pacific gave the following results:

DRILL HOLE	INTERVAL	RESULT
DDH-7	0-2 m	2 m @ 4.76 g/t Au
	28-34 m	**6 m @ 6.08 g/t Au**
	85-88 m	3 m @ 1.93 g/t Au
	112-115 m	3 m @ 1.47 g/t Au
	119-120 m	1 m @ 1.93 g/t Au

Kanon's 2004 results from drilling at Kavola East represent the best results obtained to-date from the Mt. Penck project. These results are summarised below.

DRILL HOLE	INTERVAL	RESULT
MPD001	30-36 m	6 m @ 0.39 g/t Au
	48-88.4 m	40.4 m @ 0.29 g/t Au, incl. 2 m @ 1.01 g/t Au
MPD002	56-90 m	34 m @ 0.79 g/t Au, incl. 10 m @ 1.99 g/t Au
	146-153.4 m	7.4 m @ 0.45 g/t Au, incl. 2 m @ 1.1 g/t Au
MPD003	90-139 m	49 m @ 0.33 g/t Au, incl. 4 m @ 0.67 g/t Au & 3 m @ 0.64 g/t Au
	163-173 m	**10 m @ 1.84 g/t Au, incl. 3 m @ 4.7 g/t Au**
MPD004	0-6 m	**6 m @ 3.67 g/t Au, incl. 2 m @ 8.95 g/t Au**
	10-12 m	2 m @ 0.92 g/t Au
	69-85 m	**16 m @ 1.84 g/t Au**
	112-114 m	2 m @ 0.67 g/t Au
	119-121 m	2 m @ 0.54 g/t Au
	125-128 m	3 m @ 0.40 g/t Au
MPD005	0-4 m	4 m @ 0.74 g/t Au, incl. 2 m @ 1.13 g/t Au
	110-118 m	8 m @ 0.89 g/t Au, incl. 2 m @ 1.15 g/t Au
	154—167 m	**13 m @ 3.06 g/t Au, incl. 2 m @ 15.35 g/t Au**
MPD006	0-72 m	**72 m @ 1.79 g/t Au, incl. 43 m @ 2.35 g/t Au**
MPD007	0-46 m	**46 m @ 1.2 g/t Au, incl. 14 m @ 2.82 g/t Au**

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

DRILL HOLE	INTERVAL	RESULT
	68-70 m	**2 m @ 36.7 g/t Au**

There have been three main phases of trenching at Kavola East. Results are summarised below:

BULLDOZER TRENCHING 2004

TRENCH NO	TRENCH LENGTH (m)	INTERCEPTS (0.5g/t cut off)
T20	22	18m @ 7.55g/t gold
T21	15.8	8.8m@ 1.23g/t gold
T22	28.6	1.0m @ 10.1g/t gold & 44g/t silver
T23	243.5	3.0m @ 1.17g/t gold 3.0m @ 3.89g/t gold 9.0m @ 14.93g/t gold 13.0m @ 1.02g/t gold
T24	51	3.0m @ 6.28g/t gold & 20.1g/t silver
T25	85	2m @ 1.53g/t gold 18m @ 1.72g/t gold 4m @ 1.28g/t gold
T26	89	20m @ 4.66g/t gold 30m @ 1.30g/t gold
T27	49	26m @ 1.39g/t gold 2m @ 5.10g/t gold & 20g/t silver
T28	143	10m @ 2.45g/t gold & 24.5g/t silver 3m @ 16.4g/t gold & 49.2g/t silver
T29	81	27m @ 1.34g/t gold 3m @ 5.36g/t gold & 16.08g/t silver
T30	137	12m @ 1.75g/t gold
T31	134	9m @ 0.82g/t gold
T32	139	All less than 0.5g/t gold
T33	109.5	13m @ 2.65g/t gold 2m @ 3.30g/t gold 6m @ 1.26g/t gold 17m @ 0.87g/t gold
T34	63	9m @ 1.175g/t gold
T35	9	3m @ 1.09g/t gold
T36	201	3m @ 3.01g/t gold

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

HAND DUG TRENCHES 2003

TRENCH NO	TRENCH LENGTH (m)	INTERCEPTS (0.5g/t cut off)
1	97	78m @ 4.10g/t gold
2	62	16m @ 1.72g/t gold 13m @ 1.50g/t gold 8m @ 1.59g/t gold
3	40	16m @ 1.91g/t gold
4	137	104m @ 2.60g/t gold
5	37	20m @ 2.77g/t gold
6	29	20m @ 1.66g/t gold
7	35	10m @ 1.87g/t gold
8	25	10m @ 1.59g/t gold
11	88	64m @ 2.50g/t gold
12	27	15m @ 2.17g/t gold

HAND DUG TRENCHES PRIOR TO ACQUISITION BY KANON

A	160	5m @ 5.18g/t gold
B	15	5m @ 4.99g/t gold and 5m @ 2.72g/t gold
C	55	5m @ 6.5g/t gold
D	Not recorded	5m @ 5.18g/t gold
E	Not recorded	5m @ 4.99g/t gold 5m @ 2.72g/t gold
F	15	15m @ 4.6g/t gold
G	Not recorded	10m @ 3.73g/t gold
H	15	15m @ 2.55g/t gold
I	20	20m @ 2.49g/t gold

The Kavola East prospect will be drilled at 25 to 50m centres to depths of approximately 100m, to more closely define existing gold mineralisation and allow an indicated and/or measured resource to be estimated. The drilling to date has not confirmed the extent of mineralisation and excellent potential exists to extend the known boundaries of mineralisation particularly up-hole or south of hole MPD 006 or trench A which encountered 40m @ 8.89g/t gold. This drilling should commence in December 2005.

KOIBUA PROSPECT

BHP (1988) partly defined the areal extent of the prospect. They completed 5 trenches to define the Koibua Prospect (Trenches 1-4; Costean 1). Best trench result obtained was 55 m @ 2.75 g/t Au. Results are summarised below:

TRENCH/ COSTEAN	LENGTH OF TRENCH/COSTEAN	RESULT (G/T AU)
Trench 1	220 m	5 m @ 5.84 g/t Au
Trench 2	90 m	4 m @ 1.73 g/t Au
Trench 3	100 m	11 m @ 2.19, incl. 7 m @ 3.29 g/t Au
Trench 4	50 m	8 m @ 1.07 g/t Au
Costean 1	250 m	12 m @ 1.89 g/t Au
		55 m @ 2.75 g/t Au, incl. 3 m @ 37.04 g/t Au

BHP drilled 5 air-core drill holes (PA 7-10, 33) along Costean 1 (55 m @ 2.75 g/t Au). Their drilling results are summarised below.

DRILL HOLE	INTERVAL	RESULT (0.1 G/T AU CUTOFF)
PA7	0-21.5 m	**21.5 m @ 1.43 g/t Au**
PA8	0-4 m	4 m @ 0.20 g/t Au
PA9	-	-
PA10	8-19.5 m	11.5 m @ 1.29 g/t Au
PA33	0-33 m	**33 m @ 2.41 g/t Au**

Indo Pacific Resources drilled 2 diamond holes (DDH-1, DDH-2), angled from various directions under BHP's high-grade gold results in Costean 1 and PA33 and PA7. Results of this drilling are summarised in below.

DRILL HOLE	INTERVAL	RESULT
DDH-1 184.00 m	145-155 m	10 m @ 2.56 g/t Au, incl. 3 m @ 3.8 g/t Au
	161-172 m	11 m @ 1.42 g/t Au
DDH-2 136.80 m	48-53 m	5 m @ 1.45 g/t Au
	76.3-114.0 m	**37.7 m @ 1.7 g/t Au**
	including	
	76.3-81.3 m	5.0 m @ 2.85 g/t Au
	91.6-96.6 m	5.0 m @ 5.45 g/t Au
	98.6-102.6 m	4.0 m @ 3.59 g/t Au
	112.0-113.0 m	1.0 m @ 4.09 g/t Au

Dr Lindley concluded:

"Without any detailed lithological logs or drill sections to provide a complete picture, these results suggest the presence of several bulk-tonnage zones of mineralisation, one near surface averaging 55 m @ 2.75 g/t Au (incl. 3 m @ 37.04 g/t Au) and one of depths of 70-115 m averaging 37.7 m @ 1.7 g/t Au.

Further drilling at the Koibua Prospect is justified. Drilling by BHP and Indo Pacific Resources tested only a very limited portion of the prospect. Target type is uncertain and may include either high-grade, structurally controlled or lithologically controlled, sub-horizontal tabular bodies of stockwork mineralisation or both."

KOIBUA SOUTH PROSPECT AND AREAS TO THE SOUTH

The Koibua South prospect may be a southern extension of the Koibua Prospect. It is an area of approximately 300m by 200m which contains widespread low tenor or value gold – with a best trench interval from some 800m of trenching of 4m @ 1.19g/t gold.. BHP drilled 7 air-core holes which defined many anomalous intervals in the range of 0.1 to 0.5g/t gold.

At this point no further drilling is planned, but the prospect will be re-evaluated at a later date.

PENI CREEK PROSPECT

The Peni Creek Prospect covers a large 400m x 200m area lying S of the Kavola River. The prospect was trenched and drilled by BHP. Chip sampling of creek exposures reportedly returned results such as 20 m @ 4.7 g/t Au, but the location of this interval has not been determined.

BHP completed two trenches in the Peni Creek Prospect area. Encouraging results were obtained and are summarised below. Low order gold grades are, like the Kavola East Prospect are present across an extensive area, suggesting a combined role of both lithology and structure in controlling mineralisation. Many good grades were obtained from the central portion of the prospect.

TRENCH	LENGTH OF TRENCH	RESULT
COSTEAN 4	600 m	14 m @ 0.93 g/t Au
		10 m @ 1.67 g/t Au
		16 m @ 2.08 g/t Au
		8 m @ 1.55 g/t Au
		77 m @ 1.03 g/t Au, incl. 8 m @ 3.43 g/t Au
COSTEAN 5	Infrequent interval along Peni Creek	32 m @ 1.41 g/t Au
		24 m @ 1.36 g/t Au
		4 m @ 3.87 g/t Au
		2 m @ 1.55 g/t Au
		6 m @ 1.28 g/t Au

BHP drilled 12 air-core drill holes (PA11-PA 22) at Peni Creek in July-August 1989. Drilling was concentrated on the central portion of the prospect (exceptions being holes PA20, PA21, PA22, all drilled in the NW sector).

Results are shown below and indicate the presence of *broad* intervals of low-grade mineralisation averaging about 1.00 g/t Au:

- Hole PA14 intersected a 32 m interval from 16 m depth averaging 0.98 g/t Au. This hole drilled under a trench grade of 9 m @ 1.0 g/t Au.

- Hole PA19 intersected a 26 m interval from the surface averaging 0.95 g/t Au. This hole drilled under a trench grade averaging 21 m @ 1.6 g/t Au.

DRILL HOLE	LOCATION OF DRILL HOLE	INTERVAL	RESULT (0.1 G/T AU CUTOFF)
PA11	Trench 29 m @ 0.9 g/t Au Cross-sections E-E'	0-4 m	4 m @ 0.24 g/t Au
		6-24 m	18 m @ 0.56 g/t Au
PA12	Trench 29 m @ 0.9 g/t Au Cross-sections C-C' & E-E'	4-14 m	10 m @ 0.34 g/t Au
		16-20 m	**4 m @ 1.03 g/t Au**
		24-28 m	**4 m @ 2.41 g/t Au**
		30-36.5 m	6.5 m @ 0.51 g/t Au
PA13	Trench 9 m @ 0.28 g/t Au Cross-section C-C'	16-18 m	2 m @ 0.40 g/t Au
		20-22 m	2 m @ 0.11 g/t Au
		30-34 m	4 m @ 0.30 g/t Au
		44-50 m	**6 m @ 1.30 g/t Au**
		52-58 m	6 m @ 0.78 g/t Au
PA14	Trench 9 m @ 1.0 g/t Au Cross-section C-C'	16-48 m	**32 m @ 0.98 g/t Au**
PA15	Surface values 0.6-4.1 g/t Au Cross-section D-D'	4-28 m	24 m @ 0.65 g/t Au
PA16	Surface values 0.1-0.5 g/t Au Cross-section E2-E2'	4-6 m	2 m @ 0.57 g/t Au
		8-12 m	4 m @ 0.17 g/t Au
		22-24 m	2 m @ 0.16 g/t Au
PA17	Surface values 0.1-0.5 g/t Au Cross-section E2-E2'	0-4 m	4 m @ 0.72 g/t Au
		6-10 m	4 m @ 0.16 g/t Au
		18-20 m	2 m @ 0.49 g/t Au
		26-30 m	**4 m @ 1.15 g/t Au**
PA18	Surface values 0.1-0.5 g/t Au Cross-section E2-E2'	8-16 m	**8 m @ 1.40 g/t Au**
		18-21 m	3 m @ 0.15 g/t Au
PA19	Trench 21 m @ 1.6 g/t Au Cross-section E-E'	0-26 m	**26 m @ 0.95 g/t Au**
		56-62 m	6 m @ 0.13 g/t Au
PA20		4-6 m	2 m @ 0.13 g/t Au
PA21		0-2 m	2 m @ 0.15 g/t Au
		4-8 m	4 m @ 0.16 g/t Au
		26-28 m	4 m @ 0.12 g/t Au
PA22		16-18 m	4 m @ 0.12 g/t Au
		22-26 m	**4 m @ 1.84 g/t Au**
		28-50 m	22 m @ 0.61 g/t Au
		54-58 m	4 m @ 0.25 g/t Au

Indo Pacific re-sampled some of BHP's trenches and drilled three diamond core holes. These holes did not intersect significant gold.

Trenching has returned encouraging gold results but drilling to date has not been particularly successful. This prospect will be further evaluated as the drilling proceeds at Kavolo East and Koibua to determine if further drill targets exist.

KAVOLA JUNCTION PROSPECT

The Kavola Junction prospect is north of Kavola East and may represent an extension of that prospect. Relatively little work has been completed to date with best outcrop sampling of 5m @ 5g/t gold (in a creek bed), and 10m @ 3.15g/t gold.

Further work at Kavola Junction is likely to depend on the success of drilling planned to extend the Kavola East mineralisation to the north.

OTHER AREAS OF INTEREST

Dr Lindley describes four other areas of interest including Pene Creek South, Kavola North, Kavola River South and South areas. These areas all contain anomalous gold such as a chip sample of 6m @ 1.28g/t gold but insufficient surface work has not yet been completed to allow definition of drill targets. The soil sample results and future trenching may define such targets.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PAPUA NEW GUINEA UPDATE

September 28, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that Dr. David Lindley, PhD, VP Exploration has provided a brief update on current work at Vangold's various projects in Papua New Guinea. Each of the projects is owned jointly with Vangold's partner New Guinea Gold Corporation ("NGG").

Dr. Lindley is *quoted* as follows:

EL 1320 – Bismarck (Vangold 50%/NGG 50%)

Salam Malagun, the project geologist has returned from the bush safely. Samples from fieldwork have been sent to Lae. Salam will ensure that they are safely shipped to Australia before having a break. No idea of sample numbers at the moment.

EL 1322 - Mt. Penck (Vangold 40%/NGG 60%)

The program of soil sampling and ground follow-up of anomalies and areas of interest has basically finished. I personally want to complete detailed lithological logs of last year's Mt. Penck holes (6 are stored at Mt. Sinivit) and one in Kimbe. I will be visiting the project for 4 days from 6 October, with John Kirakar and RichardMoore, Exploration Manager and Geologist. 555 soil samples (for Au,Cu,As) and 111 rock samples are presently on their way to ALS-Chemex in Australia.

Note: NGG reported in a news release issued September 19, 2005 that at the Mt Penck Project, drilling in 2004 outlined significant gold mineralisation. Commencing later this year, using a drill rig specifically purchased by the partners, the objective of the drill program will be to allow estimation of Indicted/Measured resources at the Kavola East Prospect and to test other known gold bearing areas at Mt Penck. If successful a further gold mine could be developed here as early as 2008.

EL 1329 - Yup River (Vangold 50%/NGG 50%)

Renewal hearing is set for this Wednesday at the town of Amanab. The hearing will be attended by Martin Paining with one of his land and community relations officers.

EL 1043 - Mt. Nakru (Vangold 25%/NGG 75%)

A PC250 excavator and a D6H Cat are now onsite. Original proposed trenches have been flagged. Heavy rains are (again) impacting on work. John Kirakar expects samples to be coming out of Nakru by end of next week. We've made an arrangement with Niugini Helicopters in

Kimbe as far as movement of fuel to and samples from site. This will mean that earthmoving machines will work full-time on trenching, instead of the self-defeating task of hauling fuel.

EL 1021 – Feni Islands (Vangold 25%/NGG 75%)

Feni review is underway. It is about one-half complete, and will be finished about two weeks after I arrive back (16 October).

I will be in PNG from 30 September to 16 October. During this time I will be logging Mt. Penck core at Mt. Sinivit and Kimbe, reviewing Mt. Nakru progress in Kimbe, in the bush for 4 days at Mt. Penck and reviewing the Allemata drill core in Alotau town.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT AND ANNOUNCES A FURTHER PRIVATE PLACEMENT

September 23, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that further to a news release of August 23, 2005, the completion of the first tranche of a 1,000,000 unit non-brokered private placement as to 700,000 units at $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at $0.30. The shares are subject to a hold period and may not be traded until January 24, 2006.

Vangold also announces that it has agreed to a private placement of its securities consisting of the sale of 8,333,333 units at a price of $0.30 per unit to raise CDN$2,500,000. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.40 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration, development of Vangold's oil and gas projects in Alberta, Canada, and general working capital. The private placement is subject to approval by the TSX Venture Exchange.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

VANGOLD ANNOUNCES SARCEE WELL COMPLETED AND TESTED

September 23, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that partners, C1 Energy Ltd, ("C1") and Arapahoe Energy Corp.("Arapaphoe") have provided a joint update with respect to the C1 et al. Sarcee 12-13 23-4W5M exploration well.

C1 is pleased to announce that it has now completed drilling and a preliminary test of the Sarcee 12-13-23-4W5M well. It was drilled to a depth of 3,254 metres and intermediate casing was set to 3,160 metres. Immediately below this depth, the well encountered a 70-metre gross (48-metre net) interval with a 5-per-cent average porosity in the primary target being the Turner Valley formation, which is fully dolomitized. The well has been preflowed in an open-hole condition to verify the presence of natural gas and to determine if the well requires stimulation.

Based on this preliminary information provided by C1 as operator, Sproule Associates Ltd. has determined that a gas pool has been encountered, and estimates that the original gas in place of this pool could be between 20 billion standard cubic feet to 30 billion standard cubic feet. At this time, it appears no previous production has been established from this pool. Similar gas pools in the area are high deliverability, hydrocarbon liquids-rich and demonstrate long reserve life indices.

This initial estimate is based on the well logs and the preliminary test information, together with areal extent approximated from 3-D seismic. Original gas in place is not a reserve classification. The determination of recoverable reserves will be done after other factors are determined from further tests and future production performance. Original gas in place is assigned to the pool, and may require more than one wellbore to effectively drain this pool.

The well requires selective acid stimulation and C1, as the operator, is in the process of procuring a service rig, equipment and services. This is standard completion procedure for similar wells in this area. This is to be followed by a full production test to determine the wells poststimulation productive capability. Due to equipment and labour availability, it is anticipated that these operations may be delayed for two or three months.

In accordance with the farm-out agreement, C1 funds 25 per cent of the costs associated with the drilling and completion of the well and retains a 55-per-cent working interest. Vangold's interest in the test is 10% BPO and 6% APO.

Vangold now has earned a 6% undivided working interest in the four sections (2560 acres) over this project area. Evaluation of 3-D seismic over these lands has identified the structural feature verified by the current 12-13 discovery as well as two to three development locations on this structure. A second prospective structure has been identified on the lands that will be further evaluated for its exploratory potential.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

September 9, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 1,520,000 incentive stock options to directors, officers, consultants and employees of Vangold. The options are exercisable for five years at a price of $0.30. In keeping with the policies of the TSX Venture Exchange and the Stock Option Plan, these options shall vest equally over a period of 18 months. It should be noted that the Board of Directors did not proceed with the issuance of 2,000,000 incentive stock options announced February 23, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

COMPLETION AND PRODUCTION TESTING TO BEGIN AT THE SARCEE PROJECT

September 7, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that in a news release issued on August 31, 2005, Arapahoe Energy Corp. ("Arapahoe") has confirmed that the C1 et al. Sarcee 12-13-23-4 W5M Mississippian test well has been drilled, logged and cased to a total depth of approximately 3,300 meters subsurface and is awaiting completion and production testing. Vangold is a 10% participant in the 12-13 test well located on the Tsuu T'ina First Nation (Sarcee Indian Reserve) immediately west of the City of Calgary, Alberta.

The 12-13 test well is on trend but in a separate accumulation to Shell Canada Ltd. Shell Sarcee No. 1 well (12-6-23-3W5) drilled in 1953, has produced 92.4 billion cubic feet to date and is still producing approximately 1.5 million cubic feet per day. The production is natural gas from the Mississippian/ Turner Valley/ Rundle formation. In the nearby section, Shell Canada's Shell 11-31-22-3W5 well was drilled in 1958 and put on production in 1961. Tests varied from 17 million cubic feet per day to 51 million cubic feet per day, depending on the interval tested and choke size used. This well has produced 86.7 billion cubic feet to date and is still producing approximately 1.5 million cubic feet per day.

The target is a potential 25 to 50 billion cubic feet of liquid rich gas reserve from the Mississippian-Rundle formation identified on 3-D seismic. Similar targets in this region feature high deliverability, liquid rich gas accumulations, demonstrating long reserve life indices.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES SECOND QUARTER RESULTS

August 29, 2005, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of its second quarter results to June 30, 2005. The detailed interim financial statements for the period ended June 30, 2005 and 2004 are available for viewing on Vangold's web site at www.vangold.ca or at www.sedar.com.

Operating revenues for the six months ended June 30, 2005 were $213,733 up $78,120 for the same period last year, as a result of decreased production from the East Corning Field of $77,542 and new production from the Killam Area Field, which came on line in 2005 of $155,662. Total expenses for the six months ended June 30, 2005 were $688,103 vs. $635,198 for the same period in 2004.

For the six months ended June 30, 2005, a net loss of $515,801 was reported as compared with a net loss of $524,334 for the corresponding period in 2004 and a basic loss of $0.01 per share, compared with $0.04 per share for the corresponding period in 2004. Net proceeds from financing activities during the period under review totalled $2,710,798 vs. $1,341,954 for the same period in 2004. Vangold is using these funds primarily for exploratory expenses and operating overheads.

As at the end of June 30, 2005 the Vangold had cash and cash equivalents of $818,995 accrued revenues of $74,833 prepaid expenses of $9,132 payables to joint interest owners of $55,854 and accounts payable of $6,278 for total working capital of $840,848 compared to $1,404,939 for the comparable period in 2004.

Stock-based compensation expenses resulted in an increase in expenses of $87,226 from $73,543 in 2004 to $160,769. Management fees decreased by $53,734 during the six month period ended June 30, 2005 from $102,000 in 2004 to $77,847.

Vangold retains outside consultants to maintain its accounting, audit, legal, compliance and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $40,709 from $78,114 in 2004 to $118,823 during the current quarter. The increase in administrative fees reflects the expansion of Vangold's business and the necessity of maintaining more comprehensive corporate and accounting records.

Advertising expenses of $33,419 (2004 - $62,925) was incurred by advertising Vangold through well-known media groups both locally and abroad. This form of advertising has assisted Vangold indirectly in raising much needed capital.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon Vangold's ability to fund these projects through private placements and other forms of financings. In the event that Vangold does not receive the required funding, Management will review all on-going expenditures and take the appropriate action.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and now seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

RECEIVED 2006 MAR 10 P 12:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

KILLAM WELL GRANTED NEW OIL POOL STATUS
MANNVILLE F2F POOL

August 29, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that Culane Energy Corp. (TSX-V:CLN) ("Culane"), the operator of the Killam Area Project in Alberta, has announced that the Alberta Energy Utilities Board ("EUB") has given the Killam well a new oil pool status – Mannville F2F pool. Vangold has a 26.25% WI in the Killam oil field.

Don Staus, Culane's President, reports that in addition to the new oil pool status, the EUB granted good production practice to Culane for the producing horizontal Killam well. Culane has also competed and submitted the holding application for Killam to the EUB which, upon approval, will allow Culane to commence its horizontal development program. Culane has been faced with delays regarding the government application approval process due to the overheated oil and gas industry that exists today. Culane intends to commence drilling up to four multi-leg horizontal wells at Killam in the fourth quarter of 2005.

Mr. Staus also reports that Culane has completed a 2-D and 3-D seismic acquisition program at Killam. The 3-D interpretation is currently being reviewed which will assist Culane in the selection of development locations for the entire pool.

Vangold also announces that further to a news release of July 29, 2005, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 3,060,000 units at $0.25 per unit. Each unit consists of one share and one non transferable share purchase warrant exercisable for a period of one year at $0.30. The shares are subject to a hold period and may not be traded until December 30, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD.

NEWS RELEASE

VANGOLD TO RAISE OVER $1,000,000

August 23, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that further to the private placement announced on July 29, 2005, consisting of the sale of 3,000,000 units at a price of $0.25 per unit has been over sold. Accordingly, Vangold has agreed to another private placement of its securities.

This second private placement will consist of 1,000,000 units at a price of $0.25 per unit, with each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share purchase warrant. Together with the previous private placement, Vangold intends to raise $1,040,000.

The proceeds of the private placement will be used to continue the exploration and development of Vangold's oil and gas projects, gold exploration programs in Papua New Guinea, copper cobalt exploration in Uganda and general working capital. The private placement is subject to approval by the TSX Venture Exchange.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

"CORRECTION"

VANGOLD PARTICIPATES IN SEVENTH ALBERTA OIL AND GAS PROJECT

August 19, 2005, Vancouver, British Columbia *– Vangold Resources Ltd. ("Vangold") is issuing this news release as a correction to the news release issued August 18, 2005 on the above noted subject. It was incorrectly stated in the previous news release that Vangold will have 5% WI Apo. Vangold will have 6% WI Apo. Accordingly, the news release is amended and re-issued as follows:*

Vangold is pleased to announce that it has agreed to participate in the re-completion of a Viking Formation. Gas well in the Pembina area of Alberta.

The area name is called Alder Flats which has many current producing gas and oil wells from this Formation. An immediate offset to this well which is also identical in rock character produced to date 1.2Bcf of gas and 70000 bbls of light sweet oil. This well will be completed within the next 2 to 3 weeks and could be producing within 60 days from completion. The offset well produced at rates of greater than 200 BOE`s/day. Vangold will have a 10% WI Bpo and a 6% Apo. If this well produces at economic rates for period of time, two to three offsets can be drilled as follow ups.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and now seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD PARTICIPATES IN SEVENTH ALBERTA OIL AND GAS PROJECT

August 18, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") is pleased to announce that it has agreed to participate in the re-completion of a Viking Formation. Gas well in the Pembina area of Alberta.

The area name is called Alder Flats which has many current producing gas and oil wells from this Formation. An immediate offset to this well which is also identical in rock character produced to date 1.2Bcf of gas and 70000 bbls of light sweet oil. This well will be completed within the next 2 to 3 weeks and could be producing within 60 days from completion. The offset well produced at rates of greater than 200 BOE`s/day. Vangold will have a 10% WI Bpo and a 5% Apo. If this well produces at economic rates for period of time, two to three offsets can be drilled as follow ups.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and now seven in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

THE PRESENCE OF ALLUVIAL GOLD DEFINED WITHIN AN 8SQ KMS AREA AT AMANAB PROSPECT
1SQ KM POSSIBLE GOLD SOURCE AREA LOCATED AT DAURI PROSPECT
YUP RIVER PROPERTY
VANGOLD CLOSES OPTION AGREEMENT FOR UGANDA PROSPECTS

August 9, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a news release on the Yup River Property. The Yup River Property is owned by Kanon Resources Ltd which is owned 50% by Vangold and 50% NGG. Following is the news release as disseminated by NGG:

The Yup River property is close to the western border of Papua New Guinea in West Sepik Province, 100km south of Vanimo. There has been small scale alluvial gold mining around the Amanab area for the past 65 years, with production reported to be between 750g and 3kg per month. Gold mineralisation is in veins, stockworks and disseminated deposits in the Pre-Oligocene Amanab metadolerite which has been intruded into metamorphics.

A field reconnaissance/rock sampling program was completed earlier in 2005 in an initial attempt to locate the source or sources of alluvial gold. A total of 571 rock float samples were collected, mainly from creeks. In addition many creeks were panned to determine the level of alluvial gold where such rock samples were collected.

Two areas were defined which will require further investigation.

Amanab Prospect

An area of about 8 sq kms was defined as having significant alluvial gold in creeks. The presence of alluvial gold in the creeks does not necessarily mean that the entire ground mass will contain gold. The pan results are shown on Figure 1. Pan concentrate or PC sampling is a method of sampling whereby a gold panning dish is used to "pan down" a sample to a weight of about 100g so that most gold in the sample becomes visible. The amount of visible gold or colours and/or the amount of gold which can be assayed from the concentrate left in the pan (after panning) is then determined. The amount of gold in a pan or concentrate does not reflect the grade of any "hard rock" source, but it usually means there is a gold source of some kind in the near vicinity. Pan concentrate sampling is essentially the same method as used by prospectors prior to the development of scientific methods of prospecting.

In the case of the Amanab prospect, the broad distribution of alluvial gold and the high concentrations of alluvial gold in individual creeks (of up to 33 colours or grains of gold in each pan), suggests a significant source of gold, but also that the source could be large and low to very low grade, or smaller and higher grade. The alluvial gold itself is not likely to be a target for New Guinea Gold.

Extensive rock float sampling from creeks which contained alluvial gold did not return positive values and the rock sampling has so far not given any indication of where the alluvial gold was derived. Further study of this area is warranted.

Dauri Prospect

In the southern part of the Yup River property, previous stream sampling by Carpenter Pacific Resources defined a 15km by 4km alluvial gold anomaly. Sampling by Kanon Resources has confirmed the alluvial gold and located a possible one sq km area from which this alluvial gold may have been sourced.

The float rock sampling yielded 8 samples greater than 1g/t gold with a high value of 10.55g/t gold. Further samples had lower value but anomalous gold. All results from this prospect and surrounding area are shown on Figure 2.

These results are encouraging but follow up exploration is required to further assess their significance.

The Yup River property has yielded moderately encouraging results, but due to Kanon's commitments on its other properties in Papua New Guinea, no further follow up can be scheduled until early 2006.

The technical data in this release was prepared by or under the supervision of Robert D. Mc Neil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 45 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold also wishes to announce that it has received the approval of the TSX Venture Exchange of an Option Agreement dated June 30, 2005 between Vangold and Rwenzori Copper and Nickel Limited ("Rwenzori") (previously announced July 11, 2005) whereby Vangold will acquire a 100% interest in copper cobalt prospects located in the southwest extension of the Kilembe Mine belt, Western Uganda. Total consideration payable to Rwenzori is US$60,000 and 150,000 common shares in stages payable by July 31, 2007. Accordingly, Vangold will issue 50,000 common shares to Rwenzori. The shares are subject to a hold period and may not be traded until December 10, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


Kanon Resources Ltd
EL 1329 YUP RIVER
Amanab Prospect
Creeks with Visible Au
(panable)
1:25,000 March 2005
Location Map
PHILIPPINES
PAPUA
NEW GUINEA
AUSTRALIA
EL 1329 - Yup River
Location
Rabaul
Madang
Lae
Port Moresby
Alotau
No visible Au in PC
No visible Au in PC
Visible Au in Pc (6 colours in one pan)
Visible Au in PC (3 Au colours)
Visible Au in PC (5 Au colours)
9602000mN
Visible Au in PC
Visible Au in PC (2 Au colours)
Visible Au in PC
Visible Au in PC (9 Au colours)
Yup River
Visible Au in PC (33 colours in one pan)
Yup River
Visible Au in PC
Visible Au in PC
Visible Au in PC (13 colours in one pan)
Visible Au in PC
Visible Au in PC (+20 colours in PC)
9601000mN
Visible Au in PC
Yup River
Visible Au in PC (+5 colours)
Visible Au in PC
Visible Au in PC (+20 colours)
EL 1329 Yup River
Amanab Sampling
Area
9600000mN
524000E
525000E
526000E
527000E
Yup River
Figure 1


Kanon Resources Ltd
EL 1329 YUP RIVER
Dauri Prospect
Outcrop and Float Sample Locations
with Alluvial Deposits Area
1:50,000 April 2005
EL 1329 - YUP RIVER LOCATION
Rabaul
Madang
Lae
Port Moresby
Alotau
LOCATION MAP
PHILIPPINES
PAPUA NEW GUINEA
AUSTRALIA
EL 1329 Yup River Dauri Sampling Area
9594000
9592000
9590000
9588000
9586000
9584000
9582000
26000
28000
30000
32000
34000
Au -0.01 -0.01 -0.01 -0.01 -0.01 -0.01 -0.01
Au -0.01 -0.01 0.01 -0.01 -0.01 -0.01
Au -0.01 -0.01 -0.01 -0.01 -0.01 0.01 -0.01 -0.01 -0.01
Au 0.03 0.01 0.24 0.19 2.21 0.79 0.14 0.05 0.32 0.02 1.18
Au -0.01 -0.01 -0.01 0.02 -0.01 0.01 -0.01 -0.01 0.01 -0.01 -0.01 0.01 -0.01 -0.01 -0.01 0.01 -0.01 -0.01 -0.01 0.01
Au -0.01 -0.01 -0.01 0.01 -0.01
Au 1 4.02 1.21 0.51 -0.01 0.04 0.99 -0.01 0.01 2.25 -0.01 -0.01 -0.01 -0.01 0.04 -0.01
Au 0.01 0.71 1.33 0.33 0.09 0.01
Au 0.03 -0.01 -0.01
Au 0.01 -0.01 0.01 0.01 0.21 0.01 -0.01 0.38 0.01 10.55 0.01 0.01 0.02 0.74 0.01
Au 0.01 0.02 0.01 -0.01 -0.01 -0.01
Shaded is Area of Alluvial Deposits

Figure 2

VANGOLD

RECEIVED
MAR 10 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES PRIVATE PLACEMENT

July 29, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of 3,000,000 units at a price of $0.25 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration, development of Vangold's oil and gas projects in Alberta, Canada, and general working capital. The private placement is subject to approval by the TSX Venture Exchange.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

Subject to regulatory approval Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

RECEIVED
2006 MAR 10 P 12: 4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

VANGOLD ANNOUNCES DRILLING OF TEST WELLS AND PROVIDES OIL AND GAS PROJECT UPDATE

July 18, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that in a news release issued on July 13, 2005, Arapahoe Energy Corp. ("Arapahoe") has confirmed that the C1 et al. Sarcee 12-13-23-4 W5M Mississippian test well has commenced drilling. The 12-13 test well will take between 75 and 90 days to drill and case. The 12-13 test well will be drilled to a depth of approximately 3,300 metres subsurface. The target is a potential 25 to 50 billion cubic feet of liquid rich gas reserve from the Mississippian-Rundle formation identified on 3-D seismic. Similar targets in this region feature high deliverability, liquid rich gas accumulations, demonstrating long reserve life indices. The 12-13 test well can be produced into currently underused third party facilities.

Vangold is a 10% participant with Arapahoe in the drilling of the 12-13 test well located on the Tsuu T'ina First Nation (Sarcee Indian Reserve) immediately west of the City of Calgary, Alberta.

Vangold also announces that drilling operations have commenced on the Highview et al. Strachan 1-11-38-8 W5M well. The 1-11 test well will be drilled to an approximated depth of 3,000 metres subsurface. Operations consisting of drilling, testing and casing are anticipated to take approximately 27 days from the spud date. Vangold is a 9.778% participant in the well.

The primary objective is natural gas and NGL's from the Ellerslie formation with a secondary target of natural gas from the Rock Creek formation. Similar Ellerslie pools in the area have proven to have significant liquids rich natural gas with long production lives.

In addition to Sarcee and Strachan, Vangold has four other oil and gas projects in Alberta, one in Texas and one in California. The following is an update on each of the projects:

Killam Oil Prospect

Project:	400 meter Sparky test well
Location:	Killam Area, Alberta, in the Sparky formation
Interest:	pay 26.25% of costs to earn a 26.25% working interest
Operations:	Culane Energy Corporation
Status:	400 meter Sparky test well drilled and completed and producing approx. 125 bopd. Awaiting Energy Board approval of extensive horizontal drill program expected to commence September, 2005

Deep Basin Gas Prospect

Project:	3700 meter test well
Location:	Deep Basin, located in Alberta foothills
Interest:	pay 35% of costs to earn 22% of test well and AMI
Operations:	Gladius Energy Inc.
Status:	Awaiting permits to drill test well expected to commence late 2005.

Chigwell Gas Prospect

Project:	Test well and option wells
Location:	Chigwell area, Alberta, Leduc, Pinnacle Reef
Interest:	pay 11.25% BPO on the first well and 6.5% on any other wells to earn 6.5% APO in the first well and 6.5% in one section of land
Operations:	Slave River Exploration Ltd.
Status:	Well drilled awaiting completion rig.

Antelope Lake Oil Prospect

Project:	Two test wells
Location:	Antelope Lake, east-central Alberta
Interest:	pay 25% BPO on the 1st well and 20.3125% BPO on the 2nd well to earn 15% APO on the 1st well 12,1875% on the 2nd well
Operations:	Blue Parrot Resources Ltd.
Status:	Wells drilled awaiting completion rig.

Henry Dome Gas Prospect

Project:	747 acres within the Henry Dome Field JB Henry #1 and EM Henry #2
Location:	Central McMullen County approx. 3 miles northwest of Tilden, Texas
Interest:	pay 10% ($10,000 per W.I. Unit) to earn 10% of working interest, (agreement with Corning Energy Inc, Vangold's wholly owned subsidiary)
Operations:	PB Energy USA, Inc
Status:	Well drilled awaiting completion rig.

East Corning Gas Prospect

Project:	East Corning Field
Location:	Tehama County Sacramento Basin, California
Interest:	working interest ranges from 3.75% to 11.75% in a multiple well drill program (agreement with Corning Energy Inc, Vangold's wholly owned subsidiary)
Operations:	Lario Oil & Gas Company
Status:	Eight wells drilled and completed.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold

projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

Subject to regulatory approval Vangold has also entered into an option agreement to earn a 100% interest in four copper-cobalt prospects in Uganda.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD TO EARN 100% INTEREST IN UGANDAN COPPER-COBALT PROSPECT

July 11, 2005 – Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it signed an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in copper-cobalt prospects in western Uganda. The prospects are Dungalea West, Rubo and Kabili and are located in the southwest extension of the Kilembe Mine belt. In consideration for the 100% interest, Vangold will pay 100% of exploration costs and issue 50,000 common shares annually for the next 3 years. The agreement is subject to the approval of the TSX Venture Exchange.

The Kilembe Mines Ltd., formerly owned by Falconbridge Limited mined between 1956 and 1977. The mine produced over 16,000,000 tonnes of ore grading 1.98% copper and 0.17% cobalt. Falconbridge explored the named prospects from 1959-1972 to identify additional ore bodies to increase the life of the mine. Each of the prospects has mention of copper mineralization in a similar geological environment to that of the Kilembe Mine. The history of the mine indicates that these areas would have been explored and possibly developed as required to replace reserves as Kilembe mine matured. This was never undertaken because of political turmoil in 1972 that forced closure of the mine before additional reserves were necessary.

Vangold geologist, Locke Goldsmith, P.Eng, P.Geo. believes that the area presents an attractive target for identification of copper-cobalt mineralization within the historic mining district. Furthermore, infrastructure is in place at the Kilembe Mine, as well as an extraction facility at Kasese (near Kilembe) for recovery of cobalt from pyrite mill tailings. The first phase of the recommended exploration program will include GPS control to relocate mineralized outcrops (and possibly drill sites).Vangold has also acquired the Kafuzno license which is located in southwestern Uganda in the Burundi – Tanzania nickel belt. It is a dipolar anomaly with very high amplitude. Modeling of the data indicates a depth of approximately 260 meters below surface, with a steep dip to the southwest. The causative body is highly magnetic, with remnant magnetism being present. Vangold with its partner, Anglovaal Mining, spent over US$1 million on exploration during the late 1990's.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas

drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

FUTURE PLANS FOR FENI ISLANDS
CLARIFICATION OF MT. PENCK DISCLOSURE

July 8, 2005 – Vancouver, BC - The Board of Directors of Vangold Resources Ltd. ("Vangold") announces that our VP Exploration, Dr. David Lindley, B.Sc., Ph.D, has agreed to do a complete reappraisal of data collected to date on the Feni Island Project. As we announced in our news release of March 17, 2005, Dr. Lindley will conduct his review utilizing existing high quality aeromagnetics, with outcrop mapping and a review of historical exploration data. Unfortunately, a medical situation delayed this review. Dr. Lindley states: "During this review, one area that will receive particular attention is the North Central Caldera. This area has, over the years, consistently returned very high stream panned concentrate values, has outcropping altered "Lihir-type" breccias and has some encouraging drill intercepts". Once the review is complete, Dr. Lindley will provide his recommendations for a staged work program for the next phase of work from surface evaluation to drilling.

The Feni Islands, (Tenement Licenses EL 1021 and EL 1331) has a total area of 166.6 sq. kms and includes both Ambitle and Babase Islands that comprise the Feni Islands, Papua New Guinea. The Feni Islands Project is owned 50% Vangold and 50% New Guinea Gold Corporation ("NGG").

The Board also wishes to announce that as a result of a review of NGG by the British Columbia Securities Commission, NGG, issued a news release on July 5, 2005 to clarify certain disclosure. Vangold is partnered with NGG through it's jointly owned Papua New Guinea company, Kanon Resources Ltd. ("Kanon"). NGG manages the properties held by Kanon and Vangold relies on NGG's geological professionals and qualified persons under NI 43-101 for its disclosure of the mineral properties. One of the properties held by Kanon was subject of the review. The Board of Directors of Vangold wishes to reiterate the clarifying disclosure announced by NGG. Vangold also retracts the estimates for Mt. Penck as the BCSC has identified certain issues in the independent technical reports which need to be addressed by the respective authors. Those estimates should not be relied upon until they have been verified and supported by NI 43-101 compliant reports. Vangold intends to work closely with NGG to rectify any outstanding deficiencies as soon as possible.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

RECEIVED
2006 MAR 10 P 12:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

FIELD WORK TO RESUME AT MT. PENCK GOLD PROJECT

June 22, 2005 – Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that field work will commence at Mt. Penck in late July 2005. Mt. Penck is owned 40% Vangold and 60% New Guinea Gold Corporation ("NGG"). This initial program will consist of a regional grid soil sampling program, to cover all known prospects (Kavola East, Koibua, Koibua South, Peni Creek, Peni Creek South). Drill core from the 2004 program will be re-logged as part of the program to improve our understanding of the controls to mineralization. Located approximately 55 kilometers west of the town of Kimbe in the West New Britain Province, Papua New Guinea, Mt. Penck (EL 1322) is 102.6 square kilometers in area.

Mt. Penck has an inferred resource of 1,500,000 tonnes @ 2.9 g/t gold for 140,000 of gold. The work, as referenced above, is necessary to allow us to plan the next phase of drilling at Mt. Penck which is expected to commence later in 2005. The Vangold/NGG Joint Venture is purchasing its own drill rig to allow for continuous drilling operations on their properties in Papua New Guinea. This rig should be on site in September 2005.

A thorough revision of previous company exploration data on the Mt. Penck property is presently underway. Exploration Vice President, Dr. David Lindley, comments as follows: "This synthesis is being conducted in the light of advances made in the understanding of geology and mineralisation following the 2004 round of drilling. Stockwork mineralisation at the drilled Kavola East Prospect appears to preferentially occur in more permeable dacitic lava sheets in a gently dipping sequence of interbedded lavas and epiclastic (volcanic conglomerate, volcanic sandstone). The contrasting permeability between lava sheets and epiclastic rocks is a direct response to stress within and adjacent to steeply dipping structures which penetrate the sequence. Competent lavas have brittle fractured and an intense fracturing or stockworking has developed. Well developed structures are also important in that they provide pathways for mineralising hydrothermal fluids. A bulk mineable gold-silver resource at Mt Penck may be 'built up' by the location of a near surface stacked sequence of thick lava units with favourable penetrative structures and is considered a highly prospective target."

A regional grid soil sampling program, to cover all known prospects (Kavola East, Koibua, Koibua South, Peni Creek, Peni Creek South) is planned to commence in late July. Drill core from the 2004 program will be re-logged as part of the program to improve our understanding of the controls to mineralisation.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The technical data in this release has been compiled by or under the supervision of Robert D. McNeil, CEO of NGG. Mr. McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and six in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES PARTICIPATION IN TEST WELL IN PROLIFIC FERRIER AREA

June 13, 2005 – Vancouver, British Columbia, Vangold Resources Ltd. ("Vangold") announces that it has entered into a Farmin Agreement in a property located in the Strachan Field near Rocky Mountain House in Alberta, Canada. The location, targeting the Ellerslie formation at an approximate depth of 3,000 meters, is an analog to the Ferrier Ellerslie "F" Gas Pool where individual wells can produce up to 5 million cubic feet of gas per day and typically have reserves of 3 to 5 BCF. Additional wells will be drilled pending successful completion of the test well. Drilling is expected to commence June 20, 2005 and the estimated time to complete drilling is 30 days. Vangold is a 9.778% participant.

Dal Brynelsen, President and CEO states: "Vangold is excited about participating in the upcoming test well at Strachan. This well has the potential to produce at excellent flow rates as well as add to our reserve base. In addition, we look forward to completing 5 wells currently drilled on our other projects."

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. **Presently, Vangold has one oil and gas drilling project underway in Texas, one in California and now with the addition this venture, six in Alberta.** In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

RESULTS OF ANNUAL GENERAL MEETING AND BOARD MEETING HELD JUNE 8, 2005

June 10, 2005, Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Annual General and Special Meeting of the Shareholders (the "Annual Meeting") was held on June 8, 2005. All of the items of business presented to the shareholders of Vangold were passed at the Meeting. The highlights are as follows:

Appointment of Directors

The following persons were appointed as directors of Vangold to hold office until the next annual meeting of the shareholders:

Dal Brynelsen	Mike Muzylowski
Locke Goldsmith	Michael Mackey
Martyn Fowlds	

Stock Option Plan

The amendment to the Stock Option Plan, to increase the common shares available for issue to certain officers, directors, employees and consultants of the company to a total of 7,000,000, was approved by way of a disinterested shareholder at the Annual Meeting. Vangold received TSX Venture Exchange approval of the amendment to the Plan on April 1, 2005, conditional upon the approval of Vangold's shareholders. The Plan is a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options.

At a meeting of the Board of Directors, following the Annual Meeting, the Board agreed to the following:

Officers

The following persons were appointed as officers of Vangold to hold office for the ensuing year:

Dal Brynelsen	- Chief Executive Officer and President
Martyn Fowlds	- Treasurer, Chief Financial Officer
Locke Goldsmith	- Vice President Exploration, North America
David Lindley	- Vice President Exploration, Papua New Guinea
Margo Peters	- Corporate Secretary

Audit Committee

The Board also appointed an Audit Committee for the ensuing year as follows:

Mike Muzylowski - Chair
Mike Mackey
Dal Brynelsen

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California, and now with its latest venture, five in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD TO PARTICIPATE IN HIGH IMPACT DEEP FOOTHILLS GAS TEST WELL

June 9, 2005 – Vancouver British Columbia, Vangold Resources Ltd. ("Vangold") announces that it is a 10% participant with Arapahoe Energy Corporation in the drilling of a well located at 12-13-23-4 W5M ("12-13 Mississippian Test Well") located on the Tsuu T'ina First Nation (Sarcee Indian Reserve) immediately west of the City of Calgary, Alberta.

The 12-13 Mississippian Test Well will be drilled to an approximate depth of 3,300 meters subsurface and will target natural gas production from the Mississippian – Rundle formation. It is anticipated that it will take between 75 and 90 days from the spud date to drill, evaluate and case the 12-13 Mississippian Test Well.

Mr. Dal Brynelsen, President and CEO of Vangold states: "This is an excellent opportunity for Vangold. This prospect has the potential to be a significant gas discovery".

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. Vangold is continuing its aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas, one in California, and now with its latest venture, five in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES FIRST QUARTER RESULTS

June 2, 2005, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of its first quarter results to March 31, 2005. The detailed interim financial statements for the period ended March 31, 2005 and 2004 are available for viewing on Vangold's web site at www.vangold.ca or at www.sedar.com.

Operating revenues for the three months ended March 31, 2005 were $95,207, up $6,252 for the same period last year. These numbers reflect the decreased production from the East Corning Field of $68,250 and new production from the Killam Area Field which came on line in 2005 providing revenues for the quarter of $74,500. Total expenses for the three months ended March 31, 2005 were $303,018 vs. $324,361 for the same period in 2004.

For the three months ended March 31, 2005, a net loss of $223,813 was reported as compared with a net loss of $253,857 for the corresponding period in 2004 and a basic loss of $0.01 per share, compared with $0.03per share for the corresponding period in 2004. Net proceeds from financing activities during the period under review, totalled $2,715,165 vs. $1,097,545 for the same period in 2004. Vangold is using these funds primarily for exploratory expenses and operating overheads.

As at the end of March 31, 2005, Vangold had cash and cash equivalents of $2,108,471, accrued revenues of $94,704, prepaid expenses of $12,659, payable to related parties of $2,111, payables to joint interest owners of $60,453 and accounts payable of $7,216 or total working capital of $2,146,054 compared to $2,102,427for the comparable period in 2004.

Stock-based compensation expenses resulted in an increase in expenses of $63,850 from $ nil in 2004 to $ 63,850. Management fees decreases by $12,210 during the three month period ended from $51,000 in 2004 to $39,790.

Vangold retains outside consultants to maintain its accounting, legal and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $23,652 from $26,062 in 2004 to $49,714 during the current quarter. The increase in administrative fees reflects the expansion of Vangold's business and the necessity of maintaining more comprehensive corporate and accounting records.

Advertising expenses of $31,139 (2004 - $32,803) was incurred by advertising Vangold through well known media groups both locally and abroad. This form of advertising has assisted Vangold indirectly in raising much needed capital.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon Vangold's ability to fund these

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

projects through private placements and other forms of financings. In the event that Vangold does not receive the required funding. Management will review all on-going expenditures and take the appropriate action.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently, Vangold has two oil and gas drilling project underway in Texas and four in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

DRILLING COMMENCES AT MT. ALLEMATA

May 26, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that drilling has commenced at its Mt. Allemata property which is owned 50/50 with partner New Guinea Gold Corporation. Located at the eastern end of the Papua New Guinea mainland, Mt. Allemata (EL 1323) is 243.4 sq kms in area and is centered 20km southwest of the provincial capital and port of Alotau which is accessible by road. Mt. Allemata covers the historic Milne Bay goldfield and includes more than 14 separate mineral occurrences including Mt Haluba, Ulo Ulo, and Kaiyahedebadeba Pisolitic Gravel Grid (see also News Release dated March 9, 2004). Most of the property remains to be explored.

Initial drilling will target high grade gold lodes at Upper Cyanide Creek within the Ulo Ulo North Zone (see News Release dated March 1, 2005). Trenching of these lodes have previously given results such as : 1.4m @ 71.9g/t gold (within a 4m long trench interval of 18.7g/t gold) and 4m @ 100g/t gold. Subsequent drilling will target the Adit 23 lodes and the bulk mining potential at Ulo Ulo and Mt Haluba.

RECENT RESULTS

Compilation and synthesis of geochemical results from Mt Halabu prospect and the Kaiyahedebabeba pisolitic gravel grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in palaeo-drainage channels within the Kaiyahedebabeba grid.

Mt Haluba

Trenches in the Mt Haluba area were sampled with results including 4m @ 1.94 g/t gold, **64m @ 2.36 g/t gold,** 4m @ 1.25 g/t gold, 4m @ 1.57 g/t gold, 4m @ 1.09 g/t gold, 8m @ 1.52 g/t gold and **8m @ 8.70 g/t gold.** These trenches were cut by a previous explorer, Indo Pacific, but their data was not available. Indo Pacific also drilled four holes with results as follows:

Hole No	Intercept From (m) to (m)	Length of Intercept (m)	Gold Assay (g/t)	Total Depth (m)
1	2 to 16	14	2.86	103.8
2	0 to 3	3	1.75	50.5
	11 to 16	5	2.76	
	20 to 25	5	1.73	
3	4.6 to 7.5	2.9	2.21	82.8
	15.1 to 30	14.9	2.19	
4	9.5 to 14.1	4.6	1.96	50.5

A synthesis of the geological mapping, geochemical and drill results, suggests that the gold mineralisation is hosted by a diatreme breccia body within the Ulo Ulo Gabbro. A deep drill test of this body is proposed.

Kaiyahedebadeba Pisolitic Gravel Grid

Spotty gold in soil anomalies in the south western part of Kaiyahedebadeba grid have been contoured using a 0.1 g/t gold threshold. The anomalies are associated with surficial ironstone gravels (pisolites or pisoliths) and their contoured shapes resemble meandering palaeo-drainage channels. Such channels could have originated from (and lie along the base of) the Pini Range, downhill from the intense alluvial mining activity in the Kaiyahedebadeba section of the Milne Bay Goldfield. The anomalies are adjacent to the approximate (interpreted) position of the unconformity between the mineralising middle Miocene alkalic Ulo Ulo Gabbro and younger onlapping Neogene fossiliferous sediments. Ironstone gravels occur over more than 2 sq kms of the Sagarai Valley.

The results of a 155m long excavator trench (with continuous lateral samples and vertical top-bottom samples every 5m) across the spotty gold anomalies recorded on the southern most Kanon soil line in the area, returned a single vertical sample of 8.35g/t gold. This result supports the model of gold-bearing ironstone gravels confined to narrow ancient drainage channels. Such a near-surface deposit may be a very attractive mining proposition.

In addition to gold, these gravels are known to host low levels of platinum and palladium. Coarse alluvial platinoids have been historically mined in the Sagarai Valley and presumably were sourced from the Ulo Ulo Gabbro. Additional fieldwork is planned in the next month on the large area of ironstone gravels between Kaiyahedebadeba and Wabalam Creeks.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently, Vangold has one oil and gas drilling project underway in Texas and four in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RETAINS EUROPEAN IR FIRM

May 5, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that it has retained the services of Value Relations GmbH ("Value Relations") to provide investor relations services in Germany, Austria and Switzerland. Value Relations was founded in 1999 and is an independent agency with offices in Germany, USA and Canada. The TSX Venture Exchange has accepted for filing the agreement between Vangold and Value Relations.

As part of the services, Value Relations will feature Vangold at the Stock Day 2005 Exploration and Mining Conference which will take place in Frankfurt, Germany and Zurich, Switzerland from May 10th to May 12th. This investment conference is focused on exploration and mining companies and offers the opportunity for Vangold to be presented to the investment communities in these cities.

Vangold's shares are listed on the Frankfurt Stock Exchange under the trading symbol VAQ and the German securities code (WKN) 358668. The Frankfurt Stock Exchange is the largest of the eight German stock exchanges. Visit the Frankfurt Stock Exchange at www.deutsche-boerse.com.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently Vangold has one oil and gas drilling project underway in Texas and four in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RESOURCES LTD ANNOUNCES 2 SUCCESSFUL GAS WELLS, OPERATIONS UPDATE, AND $1.2 M WORK PROGRAM AT KILLAM OIL FIELD

April 20, 2005 - Vancouver, BC - Vangold Resources Ltd. **("Vangold")** previously announced a Participation and Farm in Agreement on a 2 well exploratory program at Antelope Lake area of east-central Alberta on February 28, 2005. Vangold has an option to participate in a third well in the Antelope program that will be spudded shortly after spring breakup. To date, two wells have been drilled with each having two zones of excellent gas pay respectively. Completion programs for both wells are currently being evaluated. Vangold's interests are 25-per-cent before pay out (BPO) and 15-per-cent after pay out (APO).

At Chigwell Alberta, Vangold participated for 11.25-per-cent BPO and ***6.50-per-cent*** APO in a multiple zone prospect as reported on February 21, 2005. The well has been drilled and cased for several productive zones. Well-log evaluation and completion programs are currently being evaluated and the completion of one or more zones is scheduled to commence after breakup. This prospect should yield production from both oil and gas zones. The formation of primary interest is a Leduc Pinnacle Reef. **A 3D seismic survey was conducted on the acreage which indicates that the reef may be 30 m high and the area which it extends over could be in excess of 300 acres.**

As reported on January 12, 2005, Vangold successfully drilled and completed a horizontal well on its **Killam** property located in central Alberta. Oil production commenced on Jan. 7, 2005, and current production is between 100 to 110 barrels per day of 24.4 API oil with a 9-per-cent water cut. Vangold closed 3 private placements in the first quarter and plans to carry out a $1.0 M work program at Killam. Vangold and it's partner are acquiring five miles of 2-D seismic in April which will be followed by a 3-D seismic acquisition in May. Contingent on 3-D seismic results, the Vangold is planning a multiwell horizontal development drilling program at Killam in June. The operator has booked a drilling rig to carry out this work program. Vangold earned a 26.25-per-cent net working interest in this project and it's partner is the designated operator.

Other field activity reports and updates will be forthcoming from our drilling efforts at the **Henry Dome** prospect in Texas announced on February 14, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently Vangold has one oil and gas drilling project underway in Texas and four in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

RECEIVED MAR 10 P 12:4 OFFICE OF INT CORPORATE

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD EARNS 50% OF FENI PROPERTY AND CLOSES PRIVATE PLACEMENT

March 17, 2005 - Vancouver, BC - Vangold Resources Ltd. (**"Vangold"**) is pleased to announce that New Guinea Gold Corporation, has agreed to amend the terms of the Option/Joint Venture Agreement in respect of the Feni Islands Property. The Feni Islands Project (Tenement Licenses EL 1021 and EL 1331 the "Tenements") has a total area of 166.6 sq. kms and includes both Ambitle and Babase Islands that comprise the Feni Islands.

In order to complete the earning of a 50% interest in the Tenements, in addition to the approximately $1.1M already spent on the property, Vangold has advanced a further $50,000 and will issue 200,000 shares to NGG. Vangold will expend another $50,000 on June 30, 2005. Vangold will then own 50% of the Feni Island Project. Prior to December 31, 2006, Vangold's total expenditure will be $2.5M and a further 200,000 shares to earn a total 75% in the Tenements.

Feni hosts a large gold system similar to the Lihir gold mine. Numerous drill intersections such as 114m of 1.12 g/t gold and 0.2% copper, 19.9m of 2.13 g/t gold, 15.25m of 2.56 g/t gold, 10m of 5.7g/t gold, 3m of 10g/t gold, 162m of 0.46 g/t gold and 0.15% copper and 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and gold/copper deposits, and is essentially unexplored in terms of drill testing. Vangold is currently reviewing plans for a complete reappraisal of the prospective targets. This work will utilize existing high-quality aeromagnetics, with outcrop mapping and a review of historical exploration data.

Further to a news release of February 2, 2005, Vangold also announces the completion of its private placement as to 770,000 units at $0.26 per unit. Each unit consists of one share and one non transferable share purchase warrant exercisable for a period of one year at $0.34. The shares are subject to a hold period and may not be traded until July 9, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently Vangold has one oil and gas drilling project underway in Texas and two in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

HIGH GRADE GOLD LODES DEFINED AT ULO ULO PROSPECT, ALLEMATA, PNG DRILLING TO COMMENCE APRIL 2005

March 1, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a report on the Ulo Ulo Prospect at the Allemata Property (EL 1323). The property is located at the eastern end of the Papua New Guinea mainland and is centered 20 km southwest of the town of Alotau, the capital of the Milne Bay Province. The Allemata Property is held by Kanon Resources Ltd, which in turn is owned 50% by NGG and 50% by Vangold Resources. The partners believe that the property has excellent potential to host a major open pittable gold resource.

Prospect preliminary assessment of the recent mapping and trench sampling program at the Ulo Ulo Prospect, integrated with previously announced results, has defined two parallel structural zones, each of which contains extensive gold mineralisation with numerous narrow high-grade gold lodes (1 to 100g/t gold) plus inter-vein lower grade material (0.1 to 1g/t gold). These east-west trending zones have each, to date, been defined over strike lengths of up to 400m and widths of approximately 100m.

Previous reported trench results from these high-grade lodes included : 1.4m @ 71.9g/t gold (within a 4m wide zone of 18.7g/t gold) and 4m @ 100g/t gold. Exceptional, and very high value soil gold results were also previously announced such as a 200m surface width (11 samples taken at 25m intervals) averaging 1.24g/t gold, including 50m @ 4.54g/t gold. For a detailed review of earlier exploration results see an Independent Report on Allemata by Peter Swiriduik at www.vangold.ca or at www.sedar.com.

Economic mineralisation could occur at Ulo Ulo and other prospects in the Allemata property as either:

- **Large bulk mineable systems similar to the former Misima Mine (Placer Dome) which contained 4 million ozs gold.**
- **Or as many discrete, high grade quartz/gold lodes.**

Drill targets have been defined to allow these concepts to be tested over the coming months.

Placer Dome's Misima Mine, which is SE, along trend from Allemata, was originally mined as a series of high grade quartz/quartz carbonate/gold veins and later, in the late 1980's, developed as a major, low cost, bulk mining operation. **It should be noted that Ulo Ulo is only one of several similar gold bearing systems at Allemata.**

The recently completed 8 week program of bulldozer, excavator and hand trenching plus soil sampling and mapping generated approximately 1030 samples. This report describes the results of only the first 378 samples.

The two east-west trending mineralised zones referred to in the first paragraph are known as Ulo Ulo North, and Ulo Ulo South, and occur within locally pervasively argillised gabbro. Pre second world war underground mining of high-grade mineralisation accessed several lodes in the Ulo Ulo North zone but mining was terminated by the war.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Trenches in the Ulo Ulo North zone have, in addition to previously reported mineralisation, exposed several distinct groupings of lodes, but undoubtedly others exist within this east-west zone:

1. **Upper Cyanide Creek lodes.** Outcrop samples from this group returned consistently high grades, including 100g/t gold (see press release – 10th June 2004), 28.8g/t gold, 25.6g/t gold, 18.1g/t gold, 6.66g/t gold and 9.51g/t gold. In addition these lodes contained up to 42g/t silver and 1% copper. Individual lodes appear to average about 1.5m wide and are south dipping.

2. **Adit 23 lodes.** These lodes are located near the western strike extent of the Ulo Ulo North Zone, near the portal of Adit 23. Individual lodes sampled vary from 0.20 – 0.50m in width. Outcrop chip sample grades vary between 1.21 and 9.15g/t gold. Lodes are north dipping.

3. **Adit 15 lode.** This lode confined to a distinct east-west structure passing through Adit 15. Three outcrop chip samples returned 35.4, 12.8 and 6.96g/t gold. Silver values range up to 97g/t and copper to 1%.

The strike of individual lodes within the Ulo Ulo North Zone vary widely within the overall east-west trend, suggesting that they may form an anastomosing network.

Widespread lower grade mineralisation occurs between the main veins and the tenor of this mineralisation still has to be assessed. The Ulo Ulo North zone has not been drill tested.

The Ulo Ulo South lodes, as so far noted, vary up to about 1m in width. A sample from a 1m lode returned 14.4g/t gold. A 20cm wide lode returned 16.2g/t gold and several narrow (<10cm) lodes returned values ranging from 1.38 – 10.8g/t gold.

Surface trenching and mapping at **Kiayahedebadeba Creek Prospect** has located clay-silica-sulphide lodes similar to those at Ulo Ulo. Re-sampling of lodes exposed in trenches excavated by earlier explorers returned grades up to 10.45g/t gold. Similar lodes sampled in outcrop in Kiayahedebadeba Creek returned encouraging intervals including 1m @ 2.96g/t gold, 7m @ 1.43g/t gold including 2m @ 4g/t gold. Complete results are awaited.

Drilling to assess the bulk mining (open pit) and/or high grade individual lode potential within the Ulo Ulo North Zone is expected to commence within two months. At the same time, as the drilling is progressing, further drill targets are expected to be defined elsewhere at Ulo Ulo and other prospects such as Haluba (see below) and Kiayahedebabeba Creek. A more comprehensive press release will be released when all 1030 sample results are available and integrated with previous geochemical sampling, drilling and mapping.

ALLEMATA PROPERTY HISTORY

The Allemata property covers the former Milne Bay Goldfield. This Goldfield was proclaimed in 1899 and was a productive area for alluvial gold, producing approximately 14,320oz to 1926 when mining lapsed. Mining recommenced in 1931 with high-grade lode mining. Alluvial platinum was discovered and mined from 1933 for approximately eight years, and produced a total of 6kg of platinum.

Three small scale mines were brought into production in 1938/39 being the Louise (Ulo Ulo), Jumbo/Juno and Rough Ridge Mines, with total production of approximately 30kg of gold. Mining ceased at the onset of the second world war.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The Allemata property has the best access of any Kanon Resources project and is connected by a 15km, all weather road to the provincial capital and port of Alotau. In addition, numerous logging tracks provide access to all parts of the property. Mine development would be relatively easy.

Allemata includes 13 named prospects. Exploration by previous explorers included several drill holes and hand trenching. Trench results included 30m @ 9.0g/t gold, 87m @ 1.83g/t gold and 24m @ 2.47g/t gold. Best drill results were 28m @ 1.59g/t gold and **40m of 78g/t silver** (see Press Release dated June 10th 2004).

The platinum and silver potential is still uncertain, but provides a substantial upside to the project.

In addition to the Ulo Ulo prospect described above, details of other prospects are summarised below:

1. **Mt Halubu**

The Mt Haluba Prospect includes a series of NE trending anomalous gold in soil zones which, at present, are known to extend over an area of 2.2 kms by 1.2 kms (2.64 sq kms). The largest anomaly has a length of 1.8 kms and a maximum width of 0.45 kms. Mt Haluba is a major gold mineralised system.

Hand trenching of the soil gold anomaly, where colluvial/soil was relatively thin, gave the following trench intersections:

- 4m of 2.48g/t gold
- 8m of 1.15g/t gold, 4m of 1.15g/t gold, 4m of 1.02g/t gold (all in a single trench)
- 100m of 1.36g/t gold including 20m of 3.83g/t gold and 4m of 16.75g/t gold
- 24m of 1.52g/t gold including 4m of 3.44g/t gold
- 8m of 1.81g/t gold
- 4m of 1.50g/t gold

The Mt Haluba system is large, mainly unexplored, and will be targeted for further exploration, initially by excavator trenching, to penetrate surface colluvium and obtain samples where hand trenching is not practical. Drilling is likely later in 2005.

2. Wari Wari Bibi (Ironstone) Prospect

- Located immediately S and W of Ulo Ulo.
- Mapping shows intrusives of phlogopitic gabbro, pyritic granodiorite, monzonite and ironstone
- 12 samples analysed with an average of 3.66 g/t Au (incl. 15.1, 8.7, 6.1, 2.78, 2.4, 2.0 and 1.57 g/t gold) .

3. Gabhusuhusu River Prospect

- Pan concentrate samples up 9.4 g/t Au
- Rock float up to 13.2 g/t Au

4. Kaiyahebadeba Prospect

Surface trenching and mapping during the current program at Kiayahedebadeba Creek Prospect located clay-silica-sulphide lodes similar to those at Ulo Ulo. Re-sampling of lodes exposed in trenches excavated by earlier explorers returned grades up to 10.45g/t gold. Similar lodes sampled in outcrop in Kiayahedebadeba Creek returned encouraging intervals including 1m @ 2.96g/t gold, 7m @ 1.43g/t gold

including 2m @ 4g/t gold. Complete results are awaited.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests. Presently Vangold has one oil and gas drilling project underway in Texas and two in Alberta. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ENTERS AGREEMENT TO DRILL TWO WELLS AT ANTELOPE LAKE, AB

February 28, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") has entered into a Participation and Farm-in Agreement to drill two Exploratory Wells in the Antelope Lake Area of Alberta. Vangold will pay 25% of drilling and completion costs to earn a 15% net interest after payout in each well. The first well which is located in TWP 30, Rge 1 W4M, has been completed and we are presently awaiting flow reports from the operator. The second well, in the same area, is expected to be licensed within the next few days with drilling to commence immediately thereafter.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

Visit us at Booth Number 3009 at the PDAC Investors Exchange – Mining Investment Show, March 6th through 9th in Toronto, Canada.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

140,000 OZ GOLD INFERRED MINERAL RESOURCE AT MT PENCK

February 28, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a report on the Kavola East prospect at the Mt. Penck Property (EL 1322) which is 101.4 sq kilometres in area, and situated in West New Britain Province, approximately 55km west of the Provincial capital and port of Kimbe. Mt. Penck is owned 40% Vangold and 60% NGG.

The initial inferred resource at the Kavola East prospect is 1,500,000 tonnes at 2.9g/t gold for 140,000 ozs of contained gold. The average "discovery cost" of resources at Mt Penck is, to date, a very low, approximately CAD$4 ounce of gold.

The new resource at Kavola East is expected to increase in size with further exploration drilling later in 2005. Kavola East is a small part of the Mt. Penck mineralized system and the partners believe, with further exploration, that resources will be defined at other prospects as well as Kavola East (see section District Potential described on the next page).

It is important that investors recognise that an Inferred Mineral Resource is that part of a Mineral Resource at which tonnage and grade estimated is the first stage of an on-going progress. An Inferred Resource is considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. These Inferred Resources will require further exploration to upgrade them to the higher Measured and Indicated categories which respectively have reasonable and high levels of confidence.

The Inferred Mineral Resource has been calculated in accordance with guidelines from National Instrument 43-101. A confirmation report by an independent qualified person in compliance with National Instrument 43-101, will be filed on SEDAR within 30 days.

The total surface area of gold mineralisation at Kavola East, as interpreted from trenching is 10305sq m. This mineralisation has an average grade of 2.6g/t gold. The total number of trench channel samples within the mineralised zone was 302. Nominal cut-off grade was 1g/t gold.

Eight drill holes totalling approximately 1,000m in length had total composite intersections of 146m averaging 3.1g/t gold. The average composite drill intersection, width was 19m.

There appears to be both steeply dipping and near horizontal components to the mineralisation. Confidence in continuity is good between surface and 30m vertical depth, but confidence in continuity decreases with depth. Deepest intersections were 6m @ 4.7g/t gold at a vertical depth of 120m in hole MPD003 and 13m @ 3.06g/t gold (inc. 2m @ 15.35g/t gold) at a vertical depth of 105m in hole MPD005.

The surface average gold grade of 2.6g/t and the average grade of mineralisation in drill hole of 3.1g/t gold (both at a nominal 1g/t cut off) are comparable and suggest that **secondary enrichment of gold at surface has not occurred**.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

In the case of the Kavola East prospect, the resource is inferred from geological evidence, approximately 1,000m of surface bulldozer trenching and 1,000m of diamond core drilling within a zone approximately 150m in width, 250m in length and to a depth of 100m. A specific gravity of 2.5m has been assumed. The limits of mineralisation are not yet known. Grade continuity is assumed but requires further drilling to be confirmed.

District Potential

The Kavola East prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt Penck (see Vangold Press Release dated December 18th 2003). Mt Penck is an extinct, partly eroded, Pliocene strata volcano.

The northerly trending structural zone contains linear zones of gold mineralisation. This mineralisation appears to have both sub-vertical control in structures and sub-horizontal control within favourable volcanic units. Mineralisation occurs within zones of argillic/quartz alteration that individually vary from 200 to 800m in length and 15 to 100m in width. Kavola East is one such alteration zone.

The Kavola East prospect is thus only a small part of the Mt Penck mineralised system. The potential to define additional resources at Kavola East and elsewhere in the 101sq km exploration licence is regarded by the partners as excellent. For example, at the Koibua prospect, approximately 1km northwest of Kavola East, previous drilling by earlier explorers gave results such as 33m @ 2.41g/t gold (inc. 12m @ 5.05g/t gold); 10m @ 2.37g/t gold, and 14m @ 3.31g/t gold. Other prospects have had very limited trench/drill exploration and have widespread gold in soil and stream samples. The Kavola East and Koibua mineralisation may be part of the same semi-continuous zone and jointly could represent major gold potential.

Ongoing Program

The partners in the Mt Penck project, Vangold Resources and NGG, are finalising the ongoing exploration program for 2005. **Before any development can be considered at Mt Penck additional resources need to be defined and the existing resources upgraded to Indicated and/or Measured status by additional drilling.**

In addition to this drilling the partners also intend to commence a district survey to encompass all known gold mineralised occurrences. This survey could include a comprehensive geochemical survey, supported by focused geophysical surveys to define drill targets outside the limits of the Kavola East prospect.

The technical data in this release has been compiled by and prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation and has been reviewed by an independent qualified person. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ENTERS AGREEMENT TO DRILL TWO WELLS AT ANTELOPE LAKE, AB

February 28, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") has entered into a Participation and Farm-in Agreement to drill two Exploratory Wells in the Antelope Lake Area of Alberta. Vangold will pay 25% of drilling and completion costs to earn a 15% net interest after payout in each well. The first well which is located in TWP 30, Rge 1 W4M, has been completed and we are presently awaiting flow reports from the operator. The second well, in the same area, is expected to be licensed within the next few days with drilling to commence immediately thereafter.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

Visit us at Booth Number 3009 at the PDAC Investors Exchange – Mining Investment Show, March 6th through 9th in Toronto, Canada.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ISSUES AND REPRICES STOCK OPTIONS

February 23, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Board of Directors has agreed to amend Vangold's Stock Option Plan dated March 28, 2003 and amended June 15, 2004, (the "Plan"), to increase the common shares available for issue to certain officers, directors, employees and consultants of the company to a total of 7,000,000. The Plan is a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. The Board has decided to amend the Plan to allow Vangold to continue to provide the necessary incentives to Vangold's growing team. The amendment is subject to disinterested shareholder approval and the approval of the TSX Venture Exchange (the "Exchange"). Any options granted under the Plan, over the current allowable, may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the Plan.

In addition, Vangold announces that the Board of Directors has approved the repricing of 3,130,540 options that were issued on June 15, 2004, from $0.60 to $0.30. The re-pricing is subject to disinterested shareholder approval and the approval of the Exchange. The 18 month vesting period will recommence upon Vangold receiving shareholder approval and a four month hold period will apply to any issue of shares upon the exercise of these options.

Finally, the Board has approved the issuance of 2,000,000 incentive stock options to directors, officers and employees of Vangold. The options are exercisable for three years at a price of $0.40. The granting of these options is also subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. In keeping with the policies of the Exchange and the Plan, these options shall vest in stages over a period of 18 months.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ENTERS AGREEMENT TO DRILL WELL AT CHIGWELL, AB

February 21, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") has entered into a Participation and Farm-in Agreement to drill a Test Well in the Chigwell Area of Alberta. Vangold will pay 11.25% of drilling and completion costs to earn a 6.5% net interest after payout (APO) in the well. Upon completion of the well, Vangold will also have earned a 6.5% net interest in 1 section of land in Twp 42, Rge 25 W4M.

Total capital expenditures, for the completion of the well, of $720,000, are anticipated.

The formation of primary interest is a Leduc Pinnacle Reef. A 3D seismic survey was conducted on the acreage which indicates that the reef may be 30 m high and the area which it extends over could be in excess of 300 acres.

Spud date is expected to be within the next week and updates will be provided as they become available.

A finder's fee equal to the maximum amount allowable under the policies of the TSX Venture Exchange will be paid in respect of the within transaction.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD TO PARTICIPATE IN HENRY DOME PROSPECT IN TEXAS

February 14, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that through its wholly owned subsidiary, Corning Energy, Inc., a Nevada company, it has entered in to a participation agreement with PB Energy USA, Inc. to earn a 10% interest in the Henry Dome prospect located in central McMullen County approximately 3 miles northwest of Tilden, Texas. The property consists of 947 acres within the Henry Dome Field and includes two currently producing Edwards's wells, the JB Henry #1 and the EM Henry #2. Both are excellent re-entry candidates for horizontal laterals.

The Henry Dome Prospect lies on a structural closure believed formed by a salt dome in the back reef area of the Edwards shelf edge trend. The doming has resulted in a radial pattern of small faults and fractures that can be exploited with horizontal laterals. Ultimate recoveries from horizontal wells in this field could be considerably higher than the current vertical wells, as high as 2 to 6 BCF per well. Initial daily production rates could be in excess of 2 MMCF per well.

Regional Geology

The Edwards Shelf Margin trend is parallel to the Gulf Coast from Florida to Mexico. The Edwards Formation is a lower Cretaceous limestone that is 400 to 650 feet thick. The Edwards Lime is roughly divisible into three rock types that were defined by different environments of deposition. The three environments and corresponding rock types are:

1. Back Reef type, tight, pure limestones and dolomites that were deposited in shallow water on a broad area north of the reef and shelf margin.

2. Reef and Shelf Margin type, reef and high-energy limestones with varying porosity and permeability. These rocks form a one to two mile wide band that extend from Webb and La Salle Counties, through Live Oak County, into Lavaca County. This is where most of the Edwards production occurs.

3. Fore-reef and Basin; shaley limestone and shale which occupy all of the area south of the reef edge. These rocks were deposited in deeper water south of the reef.

The Edwards reef and shelf margin have long been a target for oil and gas exploration. The first phase of activity occurred in the mid 60's. A second period of activity was during the late 1970's to mid 1980's. Edwards's reservoirs are characterized by a thick or tall gas column, low permeability, moderately low porosity, long reserve life, and gas which contains some carbon dioxide and hydrogen sulfide. **Average reserves for a vertical Edwards well are about 2 BCF, but because of the nature of the limestone reservoir they vary dramatically from .5 BCF to over 15 BCF.**

Recent work in the Edwards Formation has shown that fracturing and faulting are very important to porosity and permeability development in the reservoir. It now seems likely that many of the "good" Edwards wells intersect small faults and/or fracture swarms that in effect greatly increase the surface area of the wellbore and therefore "producibility" of the well. The recognition of the role of faulting and fracturing in Edwards's production has led to the realization that horizontal drilling will substantially reduce the chances of drilling marginal wells in the Edwards. In fact horizontal drilling may increase average reserve recovery, increase initial production rate, and accelerate reserve recovery.

Vangold also announces that further to news releases of December 21, 2004 and February 8, 2005, the completion of its private placement as to 10,077,071 units at $0.20 per unit. Each unit consists of one share and a one non transferable share purchase warrant exercisable for a period of one year at $0.25. The shares are subject to a hold period and may not be traded until June 9, 2005.

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California and Killam Oil Field in Alberta, Canada. In 2005, Vangold plans an aggressive development program for its oil and gas interests in Alberta as well as numerous exploration projects in Papua New Guinea. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

RECEIVED
P 12: 45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

February 8, 2005 - Vancouver, BC - Further to a news release of January 28, 2005, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 2,000,000 units at $0.25 per unit. Each unit consists of one share and one non transferable share purchase warrant exercisable for a period of one year at $0.30. The shares are subject to a hold period and may not be traded until June 4, 2005.

In addition to oil and gas investments in Alberta, Canada and California, USA, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PRIVATE PLACEMENT ANNOUNCED
$2,000,000 PRIVATE PLACEMENT CLOSED

February 2, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of 770,000 units at a price of $0.26 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.34 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration, development of Vangold's oil and gas projects in Alberta, Canada, and general working capital. The private placement is subject to approval by the TSX Venture Exchange.

Vangold also announces that a private placement announced on December 21, 2004 consisting of 10,000,000 units at $0.20 per unit, with each unit consisting of one share and one non-transferable share purchase warrant, at a price of $0.25 has closed. The private placement is subject to TSX Venture Exchange final approval. Further to the news release of January 28, 2005, announcing a private placement of 2,000,000 units at $0.25 each unit consisting of one share and one non-transferable share purchase warrant at a price of $0.30, Vangold has receive the funds and is awaiting final approval of the TSX Venture Exchange.

In addition to oil and gas investments in Alberta, Canada and California, USA, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

INITIAL FIELD EVALUATION AT ALLEMATA COMPLETED

February 1, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a report on the Allemata Property located at the eastern end of the Papua New Guinea mainland – 20km southwest of Alotua. The Allemata Property is owned 50% by Vangold and 50% NGG.

A comprehensive bulldozer/excavator trenching program, mapping and geochemical sampling has been completed with results expected to be released in mid February.

Earlier programs at Allemata defined high-grade gold in trench such as 4m of 100g/t gold and wide zones of anomalous gold in soils such as a 200m wide zone of 1.24g/t gold including a 50m wide zone of 4.54g/t gold.

Approximately 1,025 samples have been collected and dispatched to laboratories in Townsville and Brisbane, Australia. Although these samples have been received at the laboratory, due to the backlog of work from the pre-Christmas period all results are not expected until mid February. We expect to release a summary of the results at that time but a complete review of all data, with drilling recommendations, will not be completed until late March 2005.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

In addition to these significant gold properties, Vangold has developed oil and gas production in Alberta and California. The oil and gas division of Vangold has an aggressive drilling program planned for 2005.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PRIVATE PLACEMENT ANNOUNCED
RESOURCE ESTIMATE DELAYED FOR MT PENCK

January 28, 2005, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of 2,000,000 Units at a price of $0.25 per Unit. Each Unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.30 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration and development of Vangold's oil and gas projects in Alberta, Canada, and general working capital. The private placement is subject to approval by the TSX Venture Exchange. A finder's fee, in accordance with TSX Venture Exchange guidelines, is payable.

Vangold also announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued an update on the Mt Penck Property. Kanon is owned 50% Vangold and 50% NGG. The Mt. Penck Property is owned 40% Vangold and 60% NGG.

On December 7, 2004, Vangold and NGG announced that a resource estimate for Kavola East prospect, Mt Penck, Papua New Guinea, would be released by mid-January 2005. However, release of the resource estimate has been delayed as the Independent Qualified Person who reviews Mt Penck (Peter Swiriduik) has been delayed by work commitments in Mexico and will not return to the NGG office in Australia until early February 2005.

Under current legislation (N.I. 43-101), NGG cannot release a resource which has not been verified by an independent qualified person. At this time, NGG expects to complete 43-101 requirements for the resource by mid-February. Further information on Mt Penck is available (including independent qualified person report) at www.vangold.ca or www.newguineagold.ca

In addition to oil and gas investments in Alberta, Canada and California, USA, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

Vangold Announces Results From Sampling At Feni Gold Project

FOR IMMEDIATE RELEASE, January 28, 2004- Further to the news releases of December 2, 2003 and December 11, 2003, Vangold Resources Ltd. ("Vangold") has now received biogeochemical and panned concentrate stream survey results conducted at the Feni Island Gold Project in Papua New Guinea.

The tree-bark survey outlined a clearly anomalous, ENE trending zone 700 m long and 150m wide. **Importantly, this zone overlies the immediate strike extension of an intense Induced Polarization (IP) anomaly lying coincident with a strong potassic alteration anomaly.** Together the anomalies form a zone of about 2000m long (1.2 miles) within which diamond drill hole (1998) Mad 001 returned 188m of 1.20 gm/t Au (bottomed in mineralization at 256m). An announcement regarding the upcoming drill testing of this target is expected shortly.

A tree-bark survey is the only survey (geochemical or geophysical), which accurately defines the exact position of the very high grade Kapit deposit at the nearby Lihir Mine (42 million oz/Au). While a direct comparison of the results defining the bio-geochem anomaly at Feni (ranging up to 42 ppb) with the Lihir bio-geochem results cannot be made it is interesting to note that a biogeochemical value of 10 ppb defined the Lihir gold prospects.

In addition, highly encouraging results from the panned concentrate survey, covering an area of 12 sq. kilometres, have been received. The presence of assay detectable gold, found in most samples, indicates widespread distribution of alluvial gold within and beyond the immediate survey area. **Based on an anomalous threshold of 0.1 ppm contained gold, 65 of 81 panned concentrates (81%) are anomalous for gold**. Significantly, the results (up to 2020 micrograms Au), demonstrates an abundance of alluvial gold in concentrates from samples taken upstream from the already known Kabang and Mad areas where sub-economic resource estimates for the Kabang prospect are as follows:

- An inferred resource of 4.0 million tonnes at 1.4gAu/t (Bateman Kinhill, 1993); and;
- An unclassified resource of 7.5 million tonnes grading 1.3gAu/t at an unspecified cut-off;
- Or 2.5 million tonnes at a grade of 2.0gAu/t has been calculated (Macmin N.L. (1993).

The recent results from the 10-15m wide Nanum River sampling, upstream from Kabang and Mad, indicates the persistence of a strong gold signature extending well into the yet to be stream sampled central and northern portions of the crater. The company intends

to expand sampling into this area shortly once a planned drill program to test the IP anomaly gets underway. The Feni program is being supervised by Dr. David Lindley, qualified person under the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

With interests in seven Papua New Guinea gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V: VAN

NEWS RELEASE

HAND TRENCHING REVEALS WIDE INTERVALS OF GOLD MINERALISATION AT BISMARCK PROPERTY PAPUA NEW GUINEA

January 27, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a report on the Awale Prospect, Bismarck Property. Kanon is owned 50% Vangold and 50% NGG. The Bismarck Property is also owned 50% by Vangold and 50% NGG.

A hand trenching program at the Bismarck Property returned wide intervals of gold mineralisation such as 112m @ 0.46g/t gold with narrower higher grade intervals such as 4m @ 2.10g/t gold, 4m @ 1.26g/t gold and 16m @ 1.14g/t gold. In addition rock samples collected from creek drainages contained up to 13.85g/t gold. Complete results are shown on the table below.

The Awale prospect had widespread gold in soil anomalies of approximately the same tenor as the trench results. Senior geological staff will visit the prospect in the near future to assess whether or not the gold in trenches may be leached, i.e. depleted from the surface zone. If the gold is depleted we could expect better grades at depth.

There are numerous other prospects within the Bismarck Property such as Tekim and Simben. At Simben previous trench results gave 3m of 156g/t gold, 4.5m of 23.5g/t gold and 2m of 17.0g/t gold. At Tekim trenching returned 26m of 6.99g/t gold and 25m of 4.83g/t gold. These prospects will be assessed during 2005.

EL 1320 Bismarck
AWALE PROSPECT - TRENCH RESULTS 2004

TRENCH	***LENGTH OF TRENCH*** *(m)*	**RESULT** (0.1 g/t Au cut-off)
T8	162	8m @ 0.33 g/t Au
T1	520	8m @ 0.17 g/t Au 8m @ 0.21 g/t Au 16m @ 0.18 g/t Au 80 m @ 0.33 g/t Au 20m @ 0.22 g/t Au 40m @ 0.34 g/t Au, incl. 4m @ 1.26 g/t Au 29m @ 0.50 g/t Au, incl. 4m @ 1.20 g/t Au
TW	61.5	16m @ 0.28 g/t Au, incl. 2m @ 1.24 g/t Au
T5	55	No significant results
T3	204	4m @ 2.10 g/t Au 56m @ 0.19 g/t Au
T2	196	112m @ 0.46 g/t Au, incl. 16m @ 1.14 g/t Au
T6	92	72m @ 0.55 g/t Au, incl. 4m @ 2.12 g/t Au and 4m @ 1.28 g/t Au
T11	52	8m @ 0.23 g/t Au
TQ	94	3m @ 0.94 g/t Au, incl. 2 m @ 1.29 g/t Au Sporadic intervals > 0.1 g/t Au
TP	41	No significant results

Vangold Resources Ltd.
News Release
January 26, 2005

EL 1320 Bismarck Awale Prospect - Summary of rock sample results 2004	
Lyanda Creek 11 samples	Best samples with 2.68 and 13.85 g/t Au
Pogerat Creek 17 samples	No significant results
Bui Creek (Central Breccia outcrop) 26 samples	#25056 1.10 g/t Au, 19 g/t Ag, 1.09%Zn, 0.26%Pb #25057 0.85g/t Au, 8g/t Ag, 2.2%As, 1.35%Zn, 0.14%Pb #25051 1.04g/t Au

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

In addition to these significant gold properties, Vangold has developed oil and gas production in Alberta and California. The oil and gas division of Vangold has an aggressive drilling program planned for 2005.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

INITIAL FIELD PROGRAM AT YUP RIVER TO COMMENCE 3rd FEBRUARY 2005

January 26, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a report on one of the Kanon properties, Yup River. The Yup River property is beneficially owned by Vangold 50% and NGG 50%.

The Yup River property (378.5 sq kms) covers the historic Amanab goldfield in North West Papua New Guinea. There are at least 10 separate and defined areas of gold mineralisation within the property. NGG and Vangold have not targeted this property for field evaluation in 2004 due to a lack of suitable exploration personnel and although the probability of Yup River yielding a major gold resource is considered excellent, there are, as yet no defined drill targets.

The present program, which commences on 3rd February 2005, should lead to drilling targets later in 2005.

NGG and Vangold have compiled and assessed all previous exploration data. The main points are as follows:

- **The Amanab gold anomaly is defined within a 60 sq km area by gold results to 107g/t in stream sediments and 58g/t in pan concentrates. Soil sampling over a small part of this area at Oweniak defined an open ended soil gold anomalous area more than 1,000m long by 700m wide.**

- **The Biaka anomaly is 15kms by 4kms and is defined by stream sediment samples to 184g/t gold.**

- **The Yumor anomaly is 6 kms long and defined by stream sediment results to 77.5g/t gold.**

The data assessment by NGG and Vangold has been summarised by independent qualified person, Peter Swiriduik, as quoted below. His report and the figures referred to below can be accessed at www.vangold.ca and www.newguineagold.ca .

"Historical stream samples compiled and digitized by Terra Search for a World Bank program in Papua New Guinea were statistically analysed and interpreted for gold. A total of thirteen stream sediment drainage anomalies (>0.1g/t gold) were outlined (Figure 3).

The Amanab stream anomalies are divided into four coherent zones draining off specific topography and include Amanab, Aurump, Wofneri and Oweniak. Stream sediment results up to 106g/t gold at Aurump and numerous results greater than 1.0g/t gold define these anomalies. Pan concentrate results to 58g/t gold occur at Wofneri, with greater than 8g/t gold within the Aurump and Amanab stream anomalies.

A compilation and analysis of historical data has included the analysis of soil sampling completed at the Oweniak prospect by Carpenter Pacific Resources N.L. (Figure 4). Some anomalous soil gold values above 0.1g/t gold are evident.

Three stream anomalies at Biaka occur as coherent zones draining from specific topography (Figure 3) -Stream -80# results include 91g/t gold at Biaka "A", 42.7g/t gold at Biaka "B" and 184 g/t gold at Biaka "C".

Anomalous rock chip results of 2.85 and 1.38g/t gold were recorded from completely weathered schist in this area.

The Yumor anomaly is located in the northern part of the tenement near the village Yumor No2. The anomaly was defined from reconnaissance stream sediment results of 4.7 and 7.5g/t gold during the 1988 Carpenter Pacific Resources N.L. exploration program. Carpenter reported that gold is shedding from an east-northeast trending ridge north of the villages of Akraminag and Yumor No.2 and is persistent over six kilometres. The Arkaminag stream anomaly is defined by a 3.39g/t gold stream sediment sample.

The Mouri stream sediment anomaly, 5km east of Oweniak (Figure 3,) is defined by both -80# stream sediment samples (3.09g/t gold) and panned concentrate samples anomalous up to 13.68g/t gold. Other lower value stream anomalies have been defined near the villages of Merewe, Luri and Kambriap.

Airborne magnetic and radiometrics images have been re-compiled with ER Mapper imagery software and an evaluation of this data will be completed by consultant Peter Swiridiuk.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

VANGOLD ENTERS INTO OPTION AGREEMENT ON ROSSLAND CLAIMS

January 24, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has entered into an Option and Joint Venture Letter Agreement to facilitate the exploration of its mineral claims located in the Rossland District in British Columbia, Canada and, if appropriate, the mining and production of minerals on the property with 670178 B.C. Ltd. ("670178"), a private company. 670178 has a common director with Vangold. Under the terms of the Agreement, 670178 will pay a total expenditure of $1,850,000 and will issue a total of 800,000 shares in instalments, through July 31, 2008 to earn a 70% interest in the mineral claims. The Agreement is subject to the approval of the TSX Venture Exchange.

Further to our news release of December 20, 2004, wherein Vangold announced that it has entered into a Farmout, Participation and Equalization Agreement with an Alberta based oil and gas company to participate in drilling and completing and equipping a Test Well located in Alberta, Canada. Vangold earns a 21% working interest in the project. The news release neglected to disclose that a finder's fee, in accordance with TSX Venture Exchange guidelines, is payable.

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

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VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

VANGOLD ENTERS INTO OPTION AGREEMENT ON ROSSLAND CLAIMS

January 24, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has entered into an Option and Joint Venture Letter Agreement to facilitate the exploration of its mineral claims located in the Rossland District in British Columbia, Canada and, if appropriate, the mining and production of minerals on the property with 670178 B.C. Ltd. ("670178"), a private company. 670178 has a common director with Vangold. Under the terms of the Agreement, 670178 will pay a total expenditure of $1,850,000 and will issue a total of 800,000 shares in instalments, through July 31, 2008 to earn a 70% interest in the mineral claims. The Agreement is subject to the approval of the TSX Venture Exchange.

Further to our news release of December 20, 2004, wherein Vangold announced that it has entered into a Farmout, Participation and Equalization Agreement with an Alberta based oil and gas company to participate in drilling and completing and equipping a Test Well located in Alberta, Canada. Vangold earns a 21% working interest in the project. The news release neglected to disclose that a finder's fee, in accordance with TSX Venture Exchange guidelines, is payable.

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

KILLAM, ALBERTA TEST WELL SUCCESFULLY COMPLETED AND IN PRODUCTION

January 12, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the horizontal Sparky test well (2-16-46-12W4) located in the Killam Area, Alberta, announced December 15, 2004, was successfully drilled, completed and equipped by its partner, Culane Energy Corp. ("Culane").

The 1,530 meter well was spud in on December 11 and had reached total depth by December 18th 2004. The 605 meter horizontal leg of the well encountered predominately good sandstone reservoir with hydrocarbons flowing into the well bore throughout the entire horizontal drilling period. On December 28th completion operations commenced and the well was swabbed at rates of 300 barrels of 24.2 API gravity oil per day. The well was then equipped for production and a 30 day production test period was commenced on January 7th 2005. Initial oil production rates have been restricted by the company at 100 to 150 barrels per day. Over the duration of the test period the oil production rate will be increased until the well achieves a stabilized production level. Two additional 600 meter horizontal legs will be added to this well after the production test period has been completed.

Geological mapping from existing well control indicates that at least 20 additional horizontal well legs will be required to fully develop this pool. A 3D seismic program is currently being designed that will further help define the pool's areal extent.

In November 2004, Vangold entered into a Farmout Agreement with Culane. Under the terms of the Farmout Agreement, Vangold and participants paid 100% of the costs to drill, case and equip a minimum 400 m horizontal test well to earn a 50% working interest with no payout in all P&NG rights from the Surface to the base of the Sparky Formation in 640 acres of land currently held by Culane. Culane is the designated operator of the project and retains a 50% working interest. Vangold has earned a 26.25% working interest in the project by contributing 52.50% of the costs of drilling, completing and equipping the first well. Vangold is "heads up" paying 26.25% of costs of drilling completing and equipping further wells in the field

Vangold has ongoing revenues from its interests in the East Corning Field in the Sacramento Basin, California. In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ISSUES SHARES FOR FINDER'S FEE

January 6, 2005 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the TSX Venture Exchange has approved a Finder's Fee Agreement dated November 1, 2004 in relation to a Farmout Agreement between Vangold and Culane Energy Corporation that was previously announced on December 15, 2004. Accordingly, Vangold has issued 141,552 shares at a price of $0.235 per share. The shares are subject to a hold period and may not be traded until April 30, 2005.

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES PRIVATE PLACEMENT

December 21, 2004, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of 10,000,000 Units at a price of $0.20 per Unit. Each Unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.25 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in Papua New Guinea, for the exploration and development of Vangold's oil and gas projects in Alberta, Canada and general working capital. The private placement is subject to approval by the TSX Venture Exchange. Finders fees not to exceed TSX Venture Exchange guidelines, is payable on a portion of the proceeds of the private placement.

In addition to oil and gas investments in Alberta, Canada and California, USA, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD TO EARN 21% IN ALBERTA NATURAL GAS PROJECT

December 20, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has entered into a Farmout, Participation and Equalization Agreement with an Alberta based oil and gas company to participate in the drilling, completing and equipping of a high impact natural gas well located in the liquids rich Deep Basin of the Alberta Foothills. This deep Foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone gas wells in North America as well as some of the largest accumulations of oil and gas reserves. The area has long been a focus area for Exploration and Production Companies and continues to be today, with recent announcements highlighting discoveries of significant new gas pools. The prospect is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production.

Under the terms of the agreement, Vangold a will earn 21% of the Test Well, to be drilled to an estimated total depth of 3700 meters subsurface. It is anticipated that the Test Well will spud on or before May 1, 2005 (subject to subsurface access, rig availability and all regulatory approvals).

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD TO EARN 25% IN ALBERTA OIL PROJECT

December 15, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has entered into a Farmout Agreement with an Alberta based oil and gas company, Culane Energy Corp., to participate in drilling and casing of a test well located in the Killam Area, Alberta. Vangold earns a 25% working interest in the project by contributing 50% of the costs of drilling, completing and equipping the first oil well. A finders fee, in accordance with TSX Venture Exchange guidelines, is payable.

Under the terms of the agreement Vangold and other participants, will pay 100% of the costs to drill, complete and equip a minimum 400 meter horizontal test well in the Sparky Formation to earn a 50% working interest in all P&NG rights from surface to the base of the Sparky Formation in 640 acres of land (1 section). Drilling of the well 10-16-046-12W4M commenced on December 12, 2004 and is expected to be completed this month. Upon successful completion and production testing of the horizontal well, a 3D seismic program will be acquired and an additional 20 horizontal well program could be required to develop this project.

The Sparky Formation in the area consists of blanket type sands deposited within a transgressive near shore marine environment. The hydrocarbon trapping mechanism consists of post depositional structural drape over Paleozoic highs. Several vertical wells drilled on the section encountered Sparky gross sand thicknesses of 15 meters. The sands are quartzose, very fine to fine grained, moderately sorted with porosities ranging from 24 to 27% and having good to excellent permeability. A drill stem test was carried out on one of the wells drilled in 1977 and recovered 67 feet of low viscosity 22.3 API oil. **A well drilled in June 2004 encountered 0.5 meters of gas pay and 8 meters of oil pay in the Sparky. In the area, cumulative Sparky production to date is approximately 56 million barrels of oil and 18 billion cubic feet of natural gas. Oil gravities average 21 to 24 API.**

In addition to oil and gas investments, Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

DR. DAVID LINDLEY APPOINTED VP EXPLORATION, PNG

Vancouver, BC - December 13, 2004. Vangold Resources Ltd. ("Vangold") is very pleased to announce that it has appointed Dr. David Lindley as Vice President Exploration, Papua New Guinea. Similarly, New Guinea Gold Corporation ("NGG") Vangold's joint venture partner in the Feni Project, and equity partner in Kanon Resources Ltd., has appointed Dr. Lindley as Vice President Exploration where he previously held the position of Manager, Papua New Guinea.

Dr. Lindley, a practicing geologist in Papua New Guinea since 1977, has previously worked for CRA Exploration (now Rio Tinto), Esso Papua New Guinea Inc. (Exxon Minerals) and Highlands Gold. Dr. Lindley has an extensive knowledge of the geology, mineralisation, government liaison and indigenous culture of Papua New Guinea. He has a BSc and PhD from the University of New South Wales, Australia, and is a Member of the Australian Institute of Geoscientists.

NGG operates Kanon Resources Ltd. on behalf of the equity partners and also carries out the exploration at the Feni project for Vangold on a fee-paid, contract basis. NGG now has a fully operational exploration team based in three separate offices in Papua New Guinea. Exploration Managers for northern and southern Papua New Guinea are John Kirakar and Linus Kameko, both Papua New Guinea national geologists, each with more than 20 years experience. NGG also employs a Community Relations Manager, Martin Paining, and six other Papua New Guinea National geologists plus support personnel.

Vangold also wishes to clarify an error in its news release of December 7, 2004. In the fifth row of the table that describes the trench location south towards drill hole MPD005, the results should have read "*18m* at 7.72g/t gold, (including 3m at 42.8g/t gold and 90.3g/t silver) and 3m at 2.89 g/t gold". The correct figure was reported in paragraph 3 of that same news release. An amended news release is posted on Vangold's web site to correct the error.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

NEWS RELEASE

NEW HIGH GRADE TRENCH RESULTS AT MT. PENCK

December 7, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a report on trench results in its news release issued today.

Bulldozer trench results, which complement the recently released initial drill program results from Kavola East prospect, Mt Penck property in Papua New Guinea, have given excellent gold results. These results, together with the drill results, will allow an initial resource estimate to be calculated. An independent qualified person in accordance with NI 43-101, has been engaged to complete the calculation and is expected to report in January 2005.

The bulldozer trenches intersected wide intervals of gold mineralisation such as 20m of 4.73g/t gold; 18m of 7.72g/t gold including 3m of 42.8g/t gold and 90.3g/t silver; 18m of 3.79g/t gold including 2m of 40.4g/t gold and 48.8g/t silver. Full results are set out below which confirms and extends the mineralization encountered in drill intersections such as 72m at 1.49 g/t gold, 2m of 36.7 g/t gold and 46m of 1.2 g/t gold from surface.

TRENCH LOCATION	TRENCH LENGTH	INTERCEPTS
East of drill Hole MPD 004	22m	18m at 3.79g/t gold, (incl. 2m at 40.4g/t gold, and 48.8g/t silver)
East of drill hole MPD 005	15.8	8.8m at 1.43g/t gold
West of Drill hole MPD 001 and MPD 002	1.0m	1.0m at 10.1g/t gold
50m west north west of drill holes MPD 001 and MPD 002	99.5m	3.0m at 1.17g/t gold
South towards drill hole MPD 005	120m	18m at 7.72g/t gold, (incl. 3m at 42.8g/t gold and 90.3g/t silver) and 3m at 2.89g/t gold

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

TRENCH LOCATION	TRENCH LENGTH	INTERCEPTS
West of drill hole MPD 005	13m	13m at 1.01g/t gold
100m west of and below drill hole MPD 003	51m	3m at 6.28g/t gold and 29.1g/t silver
East from drill hole MPD 004	85m	18m at 1.72g/t gold and 4m at 1.27g/t gold
Northeast of drill hole MPD 004	89m	Most of trench was >0.1g/t gold, (incl. 20m at 4.73g/t gold and 20m at 1.34g/t gold)
South of drill hole MPD 006	49m	26m at 1.41g/t gold (incl. 12m at 2.21g/t gold)
East of drill hole MPD 006	122m	3m at 16.32g/t gold and 3m at 1.00g/t gold
Southwest from drill hole MPD 001	102m	All of trench was > 0.1g/t gold (incl. 9m at 1.00g/t gold, 16m at 1.84g/t gold, and 6m at 0.98g/t gold)
West from drill hole MPD 003	80m	All of trench was > 0.1g/t gold (incl. 3m at 1.04g/t gold and 12m at 1.75g/t gold)
West from drill hole MPD 003	80m	All of trench was > 0.1g/t gold (incl. 3m at 1.04g/t gold and 12m at 1.75g/t gold)
Northeast of drill hole MPD 003	47m	All of trench was > 0.1 g/t gold (incl. 3m at 1.66g/t gold and 9m at 0.91g/t gold)
Southeast of drill hole MPD 004	114.5	Most of trench was >0.1g/t gold (incl. 13m at 2.65g/t gold, 2m at 3.03g/t gold, 10m at 0.99g/t gold, 10m 0.78g/t gold, 2m at 1.68g/t gold and 3m at 1.81g/t gold)
Southwest of drill hole MPD 005	72m	9m at 1.75g/t gold, 9m at 0.75g/t gold

The drill and trench results suggest that several structures exist at Kavola East prospect which contain high grade gold, 20 to 40g/t, over widths of up to 3 metres. Lower grade gold mineralisation of up to 5g/t gold has penetrated and permeated structurally prepared and permeable volcanic units laterally from the structures for up to 50/60 metres, with trace gold (0.1g/t) penetrating several hundred metres from the structures.

The initial drilling did not close off the Kavola East mineralisation and further drilling will be carried out in 2005 to test for extensions. This drilling is likely to increase the resource expected to be announced in January 2005.

In addition to Kavola East, there are at least six named prospects within a few kilometres of each other at Mt Penck. Prior diamond drilling on one of these prospects intersected 33m of 2.41 g/t gold including 12m of 5.05 g/t gold. It is expected that these prospects, when trenched and drilled

in 2005, will also add to the initial resource expected in January 2005. New Guinea Gold has an effective 60% interest in the Mt Penck property with the remaining 40% held by Vangold Resources Ltd.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES THIRD QUARTER RESULTS

November 29, 2004, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of its third quarter results to September 30, 2004. The detailed interim financial statements for the period ended September 30, 2004 and 2003 are available for viewing on Vangold's web site at www.vangold.ca or at www.sedar.com.

Operating revenues for the nine months ended September 30, 2004 were $177,704, down from $277,954 for the same period last year, as a result of decreased production from the East Corning Field. Total expenses for the nine months ended September 30, 2004 were $901,650 vs. $503,598 for the same period in 2003. This increase of $398,052, reflects the costs associated with a much higher level of corporate activity for Vangold specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the nine months ended September 30, 2004, a net loss of $768,705 was reported as compared with a net loss of $284,054 for the corresponding period in 2003 and a basic loss of $0.03 per share, compared with $0.03 per share for the corresponding period in 2003. Net proceeds from financing activities during the period under review, totalled $1,527,445 vs. $1,377,492 for the same period in 2003. Vangold is using these funds primarily for exploratory expenses and operating overheads.

As at the end of September 30, 2004, the Vangold had cash and cash equivalents of $1,197,711, accrued revenues of $16,451, prepaid expenses of $20,917, due from related parties $17,741 and loans payable to related parties of $129, payables to joint interest owners of $57,560 and accounts payable of $76,094 for total working capital of $1,119,037 compared to $811,313 for the comparable period in 2003.

Changes in the accounting policy of Vangold regarding stock-based compensation expenses resulted in an increase in expenses of $58,362 from $15,181 in 2003 to $73,543. Management fees increased by $79,000 during the nine month period ended from $53,000 in 2003 to $132,000. Fees payable to related parties increased by $55,500 due to increases approved by the Board of Directors and to the significant expansion of Vangold's business and management's active involvement therein. The balance of the increase of $24,000 was paid to an independent management consultant to assist management in corporate and financial matters.

Vangold retains outside consultants to maintain its accounting, legal and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $38,384 from $58,952 in 2003 to $97,336 during the current quarter. The increase was mainly due to administrative fees which increased by $34,179, accounting increased by $5,773 and legal fees decreased by $1,568. The increase in administrative fees reflects the expansion of Vangold's

business and the necessity of maintaining more comprehensive corporate and accounting records. Advertising expenses of $110,997 (2003 - $nil) was incurred by advertising Vangold through well known media groups both locally and abroad. This form of advertising has assisted Vangold indirectly in raising much needed capital.

Office and general expenditures including office rent and printing increased significantly by $40,553 compared to comparable period in 2003 as a result of increased day to day office activities and having to expand its office facilities due to Vangold's increased exploration and related financing activities in Papua New Guinea.

Travel, promotion and accommodation expenses increased marginally during the period by $4,423. Representatives of Vangold participated in an out of town mining trade show and conference. Consulting fees paid to outside consultants increased from $42,500 in the comparable period in 2003 to $47,600. During the period under review Vangold paid $15,000 to a consultant in Europe who advised Vangold on financial and potential investments matters.

During the quarter ended September 30, 2004, Vangold's oil and gas production costs decreased by $26,837 compared the same period in 2003 due to a refund of provisional taxes previously withheld.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon Vangold's ability to fund these projects through private placements and other forms of financings. In the event that Vangold does not receive the required funding, Management will review all on-going expenditures and take the appropriate action.

Vangold has become one of the dominant gold exploration companies in Papua New Guinea with interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

ALLEMATA , BISMARCK, MT NAKRU, MT PENCK UPDATE PURCHASE OF DRILL RIG

November 22, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. in Papua New Guinea, has issued a progress report on the properties in its news release issued today.

Exploration programs to define drill targets for 2005 are in progress at the Allemata (50% NGG, 50% Vangold), Bismarck (50% NGG, 50% Vangold) & Mt. Nakru (effective 75% NGG, 25% Vangold) properties. All programs, based on visual observations, appear to be generating encouraging results.

Assay results have been slow because (a) the samples have to be dispatched by ship from Papua New Guinea to certified laboratories in either Townsville or Brisbane in Australia, and (b) laboratories now have long lead times for assays because of the volume of work from expanded exploration programs by many companies.

Bismarck Gold Property

Eight hand dug trenches totaling 1,800 metres have been completed at the Awale Prospect. Approximately 540 samples (trench and rock chip) have been collected and shipped to ALS Laboratories in Townsville, Australia. Results should be available mid/late December.

Many of the trenches contained argillically altered shale and siltstone, with associated brecciation and limonite veining. One trench contained stockwork quartz-sulphide veining. The zone of stockwork and brecciation is of 'considerable' (radio communication from field camp) width, can be traced in a NW and SE direction and is open-ended in both directions.

Pannable gold was traced to a large (50mx50m) oxidised breccia outcrop. This was mapped and sampled in detail. Fine alluvial gold is present in virtually all creeks draining the area covered by trenches.

Allemata Gold Property

Exploration is proceeding well at Allemata, but the field crew will break in early December for a "Christmas Break".

The programme consists of two phases, the first completed in the Kaiyahedebadeba Creek area (or the western portion of the Milne Bay Goldfield) and the second in the Ulo Ulo Mine area (or eastern portion of the Milne Bay Goldfield). The first phase is now complete and, with the approval of landowners from the Ulo Ulo area, personnel and heavy equipment (Komatsu D65EX bulldozer and Hitachi 290 excavator) have now moved to Ulo Ulo.

Some of the achievements of the first phase of the program include:

- Extension from the base-line of 3 soil lines in the NE of the Haluba Prospect with soil sampling along these lines every 25 m.

- Extension of hand dug trenches to the ENE on trench 4, 5 and 6 to test the NNE trending breccia zone in the Haluba prospect area and collection of samples at 4 m intervals on the extended trenches.

- Bulldozer and excavator have been used to clean out the old bulldozer trenches on the Haluba prospect so they can be mapped and re-sampled. Sampling completed on portions of these trenches not previously sampled.

- Extension of 4 soil lines to the west of the Haluba prospect.

- Four excavator test-pits completed on the extensive area of surficial pisolite gravels between Wabalam and Kaiyahedebadeba Creeks.

- New excavator trench of 155 m length over the soil anomaly to the west of the Haluba prospect, trench mapped and sampled.

- Cleaning out of old hand-dug contour trench at Bwaha prospect, extension of this trench 50m on both ends and sampling at 4m intervals.

- All other old hand-dug trenches at Bwaha have been cleaned out for mapping.

- 1:500 scale mapping at Kaiyahedebadeba and at Bwaha is complete.

- Several hundred trench and rock samples are being dried and held at our Alotau office awaiting dispatch by ship to Townsville, Australia on 03 December 2004. Assay results should be available in January 2005.

Mt Nakru Porphyry Copper/Gold Property

The Mt Nakru property is presently being explored by bulldozer trenching at Nakru 1 prospect to define the significance of previous trench intersections such as 245m of 0.80g/t gold. Further trenches are in progress 200m to the north and south of the above trench but will not be completed until early in 2005. No assays are expected before the first quarter of 2005.

Exploration is inhibited at Mt Nakru by up to 8m of volcanic ash which overlies and obscures the mineralised system (similar to the Feni Project). Definitive exploration requires extensive drilling or bulldozer trenching to create outcrop beneath the ash cover.

Mt Nakru consists of four separate but closely spaced copper/gold occurrences. The majority of previous work has focused on Nakru 1 and 2 prospects. At Nakru 1, the target was defined by a 1500 x 500m copper soil anomaly as defined by the 200ppm contour. The 200ppm copper contour enclosed a roughly "figure 8 shaped" 800mx400m soil gold anomaly, as defined by the 50ppb gold contour, the highest value being 3.5g/t gold. The area is also anomalous with respect to arsenic, molybdenum, and tellurium. Values of > 1000ppm copper generally correspond to the higher gold values. Over 2.5 km of earlier bulldozer trenching defined higher grade zones of gold mineralisation including 45m at 2.5 g/t gold, 25m at 1.37 g/t gold, 35m at 1.20 g/t gold and 245m at 0.8 g/t gold.

A total of 9 diamond drill holes (for 1285.6m) by earlier explorers including NGG, returned several significant copper-gold intercepts including: NAK001 – 50m at 0.4% copper, NAK002 – 8m at 1.13 g/t gold, NAK003 – 94m at 0.46g/t gold and 0.43% copper, Q74D6 – 204m at 0.4% copper including 74 m at 0.78% copper.

At Nakru 1 mineralisation is located in the SW corner of a fault graben, associated with a well developed set of low sulphide quartz veins and stockwork, and a later high sulphide vein set, both hosted by rhyodacite lithic tuff breccia and massive rhyodacite (flow domes?). The quartz veins and high sulphide veins are will developed in a core silica-clay-pyrite alteration zone, although the veins appear to post-date this alteration. The quartz veins in particular carry significant chalcopyrite, minor gold and anomalous molybdenum, bismuth +/- silver, tellurium and antimony. The best primary copper mineralisation as defined by surface mapping and nine diamond drill holes occurs within an area roughly 250m by 250m with drill indicated grades of around 0.5% copper. There are possible extensions of this zone to the NE, as defined by previous trenching. The widespread occurrence of mineralised (up to 32 g/t gold) lithic breccia clasts in colluvium (or diatreme) at Nakru 1 also suggest potential for discovery of a significant bedrock source of hypogene gold mineralisation, in addition to porphyry copper/gold mineralisation.

At Nakru 2, rock chip sampling, and costean mapping and channel sampling found higher grade gold and copper mineralisation (mixed oxide sulphide) associated with vug fill between relic rock fragments in argillized, silicified tuffs. Copper minerals were chalcopyrite, with covellite and chalcocite rinds and fracture fillings. The best results included nearly adjacent zones of mineralisation of 25m at 1.43% copper (no significant gold, zinc, molybdenum values) and 24m at 1.06 g/t gold and 0.04% copper, with the best rock chip sample returning 19.1% copper.

Mt Penck Gold Property

Geological mapping and channel sampling of trenches, drill roads at Kavola East prospect has been completed. Samples have been dispatched by ship to Australia for assay but results are not expected until January 2005.

Drill Rig

To permit more rapid evaluation of prospects in Papua New Guinea, Kanon Resources (50% NGG and 50% Vangold) has contracted to purchase a man portable, diamond core rig for use on Kanon and Vangold properties. This drill should be available from February/March 2005 and will allow continuous drilling programs to be maintained.

Technical Reports

In compliance with NI 43-101 technical reports on Mt. Penck, Allemata, Bismark, Fergusson and Yup River properties have been completed by an independent, qualified person. The reports are available at www.sedar.com . The above properties are effectively held 50% New Guinea Gold and 50% Vangold except for Mt Penck which is owned 60% by NGG. NGG is the operator.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

AMENDMENT TO WARRANT TERMS

November 15, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Board of Directors has approved an amendment to the terms of 1,000,000 warrants issued pursuant to a private placement on December 5, 2003. The warrants are exercisable for a period of one year at a price of $0.58 per share. Subject to the approval of the TSX Venture Exchange, the Board has agreed to extend the length of the term of the warrants to December 6, 2006. The price of the warrants remains at $0.58 per share.

Vangold is one of the dominant gold exploration companies in Papua New Guinea and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

EXPLORATION PROGRAM CONTINUES AT FENI GOLD PROJECT IN PAPUA NEW GUINEA

November 5, 2004, Vancouver, British Columbia, Vangold Resources Ltd. ("Vangold") – In discussion with New Guinea Gold Corporation ("NGG") we have developed a plan for the next phase of exploration for the Feni Project in Papua New Guinea. The Feni Island Project (Tenement Licenses EL 1021 and EL 1331) has a total area of 166.6 sq. kms and includes both Ambitle and Babase Islands that comprise the Feni Islands. Vangold is earning a 75% interest in the property from NGG.

Feni hosts a large gold system similar to the Lihir gold mine. Numerous drill intersections such as 114m of 1.12 g/t gold and 0.2% copper, 19.9m of 2.13 g/t gold, 15.25m of 2.56 g/t gold, 10m of 5.7g/t gold, 3m of 10g/t gold, 162m of 0.46 g/t gold and 0.15% copper and 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and gold/copper deposits, and is essentially unexplored in terms of drill testing.

As we explained in our last news release (August 16, 2004) in some areas a thick volcanic ash obscures the bedrock. Thus, the challenge is identifying drill targets or structural feeder zones containing higher grade gold mineralization similar to those at the Lihir gold mine. As our lead geologist and qualified person under NI 43-101, Dr. David Lindley explains, over the years several exploration methods have been utilized including airborne geophysics (aeromagnetics), toxic element (mercury and arsenic) soil geochemistry and biogeochemistry. The aeromagnetics data remains under utilized and as the results of our recent work show, when used in conjunction with surface and subsurface (drill core) geology, is a very powerful tool. The soil geochemistry used mercury and arsenic in particular because they have shown to be anomalous above the buried Minifie orebody on Lihir Island. Furthermore, they can migrate upwards through the porous/permeable tephra. It is the toxic element geochemistry that enabled the identification of MAD001/005 and 007.

Dr. Lindley's current plan for Feni is to do a complete reappraisal of the prospects within and adjacent to the central "caldera". This work will utilize existing high-quality aeromagnetics, with outcrop mapping and a review of historical exploration data. Review of the historical data and office based work on aeromagnetic imagery will commence as soon as possible.

Re-opening of existing tracks to facilitate access thought the central "caldera" is presently underway. Fieldwork is expected to commence in February/March 2005. It is an important component of the work program since many prospects and areas of interest which lie within and adjacent to the central "caldera" will be remapped with some resampling. Historical data will be used in conjunction with the present capability of manipulating the good quality aeromagnetics to help identify magnetic anomalies that may reflect intrusive bodies and associated mineralization. It is expected that the field work will take approximately three to four weeks to complete.

Further to a news release of October 1, 2004, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 117,121units at $0.30 per unit. Each unit consists of one share and a one-half non transferable share purchase warrant exercisable for a period of one year at $0.35. The shares are subject to a hold period and may not be traded until March 6, 2005.

Vangold also announces that the Board of Directors has approved the issuance of incentive stock options pursuant to its Stock Option Plan. The Board approved 180,000 incentive stock options to a consultant. The stock options are exercisable for a period of three years at a price of $0.30.

Vangold has become one of the dominant gold exploration companies in PNG and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD RECEIVES RESIGNATION OF BOARD MEMBER

Vancouver, British Columbia, October 14, 2004: The Board of Directors of Vangold Resources Ltd. ("Vangold") announces the resignation of Mr. Peter A. McNeil effective October 11, 2004. It is with regret that the Board accepts Mr McNeil's resignation. However, due to Mr. McNeil's extensive involvement in projects in Papua New Guinea, with such companies as New Guinea Gold Corporation and TasGold Ltd. Mr. McNeil believes it would be in the best interests of Vangold for him not to continue in his role as a Director.

Mr. McNeil remains an important shareholder of Vangold and as such will remain close to the company. Mr. McNeil has agreed to continue to lend his professional technical expertise to Vangold as is appropriate. The Board wishes to thank Mr. McNeil for his contributions as a Board member and looks forward to working with him in the future.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

FIELD PROGRAM TO COMMENCE AT ALLEMATA PROPERTY, PAPUA NEW GUINEA

Vancouver, British Columbia, 14th October 2004. Vangold Resources Ltd. ("Vangold") reports that its joint venture partner, New Guinea Gold Corporation (NGG) has provided a report on the trenching at the Allemata Property (EL 1323) which is located at the eastern end of the New Guinea mainland ~20km southwest of Alotau. Recent field work at the Allemata Property resulted in the definition of high grade gold in trench such as (a 4m width of 100g/t gold) and wide zones of anomalous gold in soils (200m wide zone of 1.24g/t gold including a 50m wide zone of 4.54g/t gold). The results were described in detail in a news releases dated June 10th, 2004 and March 9th, 2004.

The Allemata Property is held by Kanon Resources Ltd a Papua New Guinea company, owned 50% by New Guinea Gold Corporation and 50% by Vangold Resources Ltd.

The partners regard the results from the Allemata Property as very exciting and the property is a high priority for drill testing. The surface field work to date has covered only parts of the Uloulo and Mt Haluba prospects. The present program will complete the soil sampling programs and will test gold anomalous areas with excavator trenching. Drilling will be planned on receipt of these results (expected in December/January), and subject to drill availability, will commence in February 2005.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

TRENCHING COMMENCED AT BISMARCK PROPERTY PAPUA NEW GUINEA

Vancouver 13th October 2004. Vangold Resources Ltd. ("Vangold") reports that its joint venture partner, New Guinea Gold Corporation (NGG) has provided a report on the trenching at the Bismarck Property (EL 1320) is centered approximately 100 km NE of the Porgera Mine in Papua New Guinea. A 2000 metre trenching program has commenced at Bismarck to test the Awale Prospect (see Press Release dated 17th February, 2004). The trenching (18 separate trenches are planned) will test the 1000 metre long gold in soil anomaly and is estimated to take 6 weeks. Results should be available in late November / early December.

The Bismark Property is held by Kanon Resources Ltd, a Papua New Guinea company, owned 50% by New Guinea Gold Corporation and 50% by Vangold Resources Ltd.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold wishes to clarify a misprint in the News Release issued yesterday, October 12, 2004. In the second paragraph, the 43m of 2.35 g/t gold interval was included separately when it should have been included as part of the bigger 72m interval. The line should read "Results included 72m@1.79g/t gold and 12.9g/t silver **including 43m@ 2.35 g/t gold.** We regret and apologize for any confusion this may have caused.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

72 METRE (~ 236 FOOT) GOLD INTERSECTION AT MT PENCK

Vancouver 12th October 2004. Vangold Resources Ltd. ("Vangold") reports that its joint venture partner, New Guinea Gold Corporation (NGG) has provided results on the first phase of the drilling program. Mt. Penck is owned by Kanon Resources Ltd., a Papua New Guinea company which is owned 50% Vangold and 50% NGG. NGG has earned an effective 60% equity interest in Mt. Penck by solely funding the initial $300,000 of exploration costs.

An initial seven hole, 1,000 metre drill program at the Kavola East Prospect, Mt Penck property, Papua New Guinea encountered significant gold intersections in all holes. **Results included 72m @ 1.79g/t gold and 12.9g/t silver, 2m @ 36.7g/t gold, 14m @ 2.82g/t gold, 43m @ 2.35g/t gold, 2m @ 15.35g/t gold, 10m of 1.99g/t gold, 6m @ 3.67g/t gold, 13m @ 3.06g/t gold, and 3m of 4.7g/t gold. A full listing of results is shown on the accompanying table.**

The above intersections at Kavola East Prospect are within wide surface intervals of low grade gold such as 49m of 0.23g/t gold and 34m of 0.79g/t gold and almost the entire 1,000m of core contained anomalous gold in the range of 50 to 200ppb gold.

The holes were drilled over a length of 250m of the mineralised system along the presumed Kavola East structure. Five holes were drilled in a south easterly direction and two holes in a south westerly direction. Mineralisation occurred at varying depths in the holes from surface to 160m downhole.

The Kavola East Prospect is obviously a large gold and silver mineralised system and the current drill program tested only a part of the system as defined by surface sampling.

Drill results do not appear to correlate well with surface trench results and the earlier interpretation of a relatively simple, mineralised north easterly trending structure, will need to be modified. Surface geological mapping of the extensive network of drill roads, which created good surface exposure, and channel sampling of these exposures where appropriate, is currently in progress and will assist in the overall geological interpretation of the area and the definition of further drill sites. Further drilling is planned for early 2005.

An initial interpretation of the gold mineralisation is that it is related to quartz stockworking within favourable lava units in the sequence.

All assays were done at ALS – Chemex laboratories in Townsville, Australia. Results are final except for hole MPD007 where the results are still classified as preliminary.

Collar co-ordinates of holes and drill hole azimuths may change slightly with more accurate surveying.

Dr David Lindley, Papua New Guinea manager, has reported his initial interpretation of the drill results as quoted below, however caution needs to be exercised on any interpretation until the surface mapping and sampling have been completed. A comprehensive, surveyed grid, auger soil program may also be necessary before further drilling is undertaken.

"The pattern of mineralisation observed at Mt. Penck is thought to be related to the contrasting structural preparation of ***lava flow units and interbedded epiclastic rocks****, in response to stress within and adjacent to the steeply dipping to vertical Kavola East structure. Competent lavas have brittle fractured and an intense fracturing or stockworking has developed. The permeability thus developed has become the locus of hydrothermal mineral deposition, with the development of stockworks of quartz + "a green mineral" and haematite + pyrite. The widest and most intense zones of stockworking are confined to thick lava flows intersected in the upper part of MPD001, MPD002 and MPD006. This style of mineralisation is best seen in the upper levels (~30-50 m) of MPD006.*

By contrast, there is little or no stockwork development within the interbedded epiclastic units. Rather, these units have reacted like a blotting paper, the porosity and permeability of these units resulting in the development of extensive intense and pervasive argillisation, typically of illite grade. It is suggested that, without any mechanism to focus hydrothermal fluids and mineral deposition, any gold is likely to be dispersed and assay results correspondingly low.

This model for mineralisation in Mt. Penck suggests that bulk-mineable grade and tonnage at Kavola East (and elsewhere on the Mt Penck property - EL 1322) may be "built-up" by locating a stacked sequence of relatively thick lava units with good intersecting structures. The apparent pinching and swelling of the Kavola East lode is related to geology (lavas vs epiclastics) and proximity to the Kavola East structure. Only lavas appear to host mineralisation, and hence the outcropping lode and high trench values. Stockworked mineralisation does not appear to have developed in the epiclastic sequence. An appreciation of the bedding attitude of volcanic units is necessary and will be defined by current mapping. Some of the "unusually positioned" trench intersections obtained at the Kavola East Prospect, not accounted for by the present interpretation of the prospect as a linear NNE trending lode, can be easily related to stockwork mineralisation developed in moderately northwesterly dipping lava sheets intersected by the Kavola structure. Such areas include the continuation of gold values well to the west of the Kavola structure in Trench 4 (131 m @ 2.36 g/t Au) and the high grade Trench A (40 m @ 8.89 g/t Au) west of the northern strike extent of the lode, both near the collar of MPD006, which cored a strongly stockworked and altered lava sheet"

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

The Mt Penck property title is Exploration License (EL) 1322, 101.4 sq kilometres in area, and is situated in West New Britain Province, approximately 55km west of the Provincial capital and port of Kimbe. New Guinea Gold Corporation, ("NGG") has also issued a news release on the results of the drilling program at Mt. Penck. To review NGG's news release go to www.newguineagold.ca or www.sedar.com.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

KAVOLA EAST DRILL RESULTS SUMMARY

	DOWNHOLE INTERVAL			DRILLHOLE DETAILS			
Drill Hole No.	**From (m)**	**To (m)**	**Mineralised Zones**	**Collar Co-ords**	**Depth (m)**	**Angle Degrees**	**Azimuth Magnetic**
MPD 001	30 48 50	36 88.4 52	6m @ 0.39 g/t Au 40.4m @ 0.29 g/t Au inc 2m @ 1.01 g/t Au	790750E 9388506N	88.4	-47	120
MPD 002	56 70 146	90 80 153.4	34m @ 0.79 g/t Au inc 10m @ 1.99 g/t Au 7.4m @ 0.45 g/t Au inc 2m @ 1.1 g/t Au	790750E 9388506N	153.4	-65	120
MPD 003	90 96 130 163 168 169	139 100 133 173 171 170	49m @ 0.33 g/t Au inc 4m @ 0.675 g/t Au inc 3m @ 0.64 g/t Au 10m @ 1.84 g/t Au inc 3m @ 4.7 g/t Au and 1m @ 9.89 g/t Au	790777E 9388582N	174.4	-45	120
MPD 004	0 4 10 69 112 119 125	6 6 12 85 114 121 128	6m @ 3.67 g/t Au inc 2m @ 8.95 g/t Au 2m @ 0.92 g/t Au 16m @ 0.184 g/t Au 2m @ 0.67 g/t Au 2m @ 0.54 g/t Au 3m @ 0.40 g/t Au	790705E 9388476N	150.3	-45	120
MPD 005	0 1 110 116 154 157	4 2 118 118 167 159	4m @ 0.74 g/t Au inc 2m @ 1.13 g/t Au 10m @ 0.89 g/t Au inc 2m @ 1.15 g/t Au 13m @ 3.06 g/t Au inc 2m @ 15.35 g/t Au	790696E 9388437N	174.3	-45	120

	DOWNHOLE INTERVAL			DRILLHOLE DETAILS			
MPD 006	0 0 23 41 63	72 3 66 52 64	72m @ 1.79 g/t Au inc 3m @ 3.85 g/t Au and 43m @ 2.35 g/t Au inc 11m @ 3.21 g/t Au and 1m @ 13.6 g/t Au	790804E 9388550N	135.5	-45	210
MPD 007	0 0 68	46 14 70	46m @ 1.2 g/t Au inc 14m @ 2.82 g/t Au 2m @ 36.7 g/t Au	790792E 9388507N	123.0	-45	210